Exhibit (a)(1)

PRELIMINARY COPY—SUBJECT TO COMPLETION

TO THE SHAREHOLDERS OF ATLAS CORP.

YOUR VOTE IS VERY IMPORTANT

Dear Shareholders of Atlas Corp.:

Enclosed is a Notice of the Annual Meeting of Shareholders (the “Annual Meeting”) of Atlas Corp., a Marshall Islands corporation (the “Company”), which will be held virtually on                 , 2023 at                  London Time, and related materials. You will be able to attend the Annual Meeting, submit questions and vote your Common Shares (as defined below) via the Internet during the meeting by visiting                 . To enter the Annual Meeting, you will need the 16-digit control number printed on your proxy cards. The Company recommends that you log in at least fifteen minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting. You will not be able to attend the Annual Meeting in person. The Notice of the Annual Meeting and related materials also can be found at www.proxyvote.com.

On August 4, 2022, the Board of Directors of the Company (the “Board”) received a non-binding proposal letter (the “Proposal Letter”) from Poseidon Acquisition Corp., a Marshall Islands corporation (“Poseidon”), to purchase all of the outstanding common shares, par value $0.01 per share, of the Company (the “Common Shares”) not presently owned by certain affiliates of Fairfax Financial Holdings Limited (collectively, “Fairfax”), certain affiliates of the Dennis R. Washington family (collectively, “Washington”), and Mr. David L. Sokol, Chairman of the Board (such Common Shares proposed to be acquired, the “Target Shares”, and such transaction, the “Proposed Transaction”), for $14.45 per Target Share in cash, representing a premium of approximately 32.1% to the average closing price of the Common Shares over the prior 30 days and a premium of 28.8% to the average closing price of the Common Shares over the prior 60 days. Mr. Sokol, Fairfax and Washington collectively beneficially own 69.8% of the issued and outstanding Common Shares. Poseidon is an entity owned by Mr. Sokol, Fairfax and Washington. Collectively, Mr. Sokol, Fairfax, Washington and Ocean Network Express Pte. Ltd. (“ONE”) are hereinafter referred to as the “Consortium.”

After receiving the Proposal Letter, the Board formed a special committee (the “Special Committee”) consisting solely of independent and disinterested members of the Board to, among other things, consider and evaluate the Proposed Transaction (as more fully described in the enclosed proxy statement).

On October 31, 2022, acting on the unanimous recommendation of the Special Committee, the Board unanimously approved, and the Company entered into, an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Poseidon and Poseidon Merger Sub, Inc., a Marshall Islands corporation and a wholly owned subsidiary of Poseidon (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Merger”). The Merger Agreement and the terms of the transactions contemplated thereby, including the Merger, were negotiated on behalf of the Company by the Special Committee, with the assistance of the Special Committee’s financial advisor and its legal advisors.

The Board unanimously recommends that the holders of outstanding Common Shares vote “FOR” the proposal to adopt and approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger (the “Merger Proposal”).

At the effective time of the Merger (the “Effective Time”), each Common Share outstanding immediately prior to the Effective Time (other than (x) Common Shares owned by Fairfax, Washington, Mr. Sokol and Mr. Bing Chen, President and CEO of the Company, in each case contributed to Poseidon pursuant to rollover and contribution agreements, (y) any Restricted Shares (as defined in “Summary Term Sheet—Treatment of Equity Awards” in the accompanying proxy statement), and (z) Common Shares owned by the Company or any wholly owned subsidiary of the Company) will be automatically converted into the right to receive (subject to any applicable withholding) the merger consideration of $15.50 in cash per Common Share, without interest. The merger consideration of $15.50 per Common Share represents a premium of 34% to the closing price per Common Share on August 4, 2022 (the last trading day prior to the day the Proposal Letter was made public), and a 42.8% premium to the 30-day volume-weighted average price of the Common Shares as of August 4, 2022. The merger consideration also represents an increase of approximately 7.3% over the purchase price of $14.45 per Common Share initially proposed by Poseidon in the Proposal Letter. As a result of the Merger and the other transactions contemplated by the Merger Agreement and the related agreements referenced in the Merger Agreement, including the contribution of Common Shares beneficially owned by Fairfax, Washington, Mr. Sokol and Mr. Chen, to Poseidon, immediately prior to the Merger, in exchange for common shares of Poseidon, Poseidon will own all of the outstanding Common Shares.

The proposed Merger is a “going private” transaction under the rules of the U.S. Securities and Exchange Commission (the “SEC”). If the Merger is completed, all of the Common Shares will cease to be publicly traded and will be owned by Poseidon. All of the Company’s issued and outstanding preferred shares immediately prior to the Effective Time will be unaffected by the Merger, will remain outstanding and no consideration will be delivered in respect thereof. The Company’s Series D 7.95% Cumulative Redeemable Perpetual Preferred Shares, Series H 7.875% Cumulative Redeemable Perpetual Preferred Shares and Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares will continue to be listed on the New York Stock Exchange (the “NYSE”) immediately following the Merger.

In order for the proposed Merger to be completed, the Merger Agreement and the transactions contemplated thereby, including the proposed Merger, must be adopted and approved by holders of a majority of the issued and outstanding Common Shares, as well as by holders of a majority of the issued and outstanding Common Shares (other than those beneficially owned by Poseidon, Merger Sub, Fairfax, Washington, Mr. Sokol, ONE, specified officers and directors of the Company, any other Rollover Shareholders (as defined in “Summary Term Sheet—The Merger” in the accompanying proxy statement), and their respective affiliates, associates or immediate family) (collectively, the “Unaffiliated Shareholders”). Under voting and support agreements entered into at the time of execution of the Merger Agreement by Poseidon (on the one hand) and each of Mr. Sokol, Fairfax and Washington (on the other hand), such shareholders agreed to cause all Common Shares owned beneficially or of record by them to be voted in favor of the Merger Proposal and, to the extent such adjournment is permitted or required by the Merger Agreement, the Business Corporations Act of the Republic of the Marshall Islands or the articles of incorporation or bylaws of the Company, the proposal to adjourn the Annual Meeting, from time to time, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the Annual Meeting (the “Adjournment Proposal”). While the Common Shares subject to these voting agreements represent 69.8% of the issued and outstanding Common Shares, none of these Common Shares will count toward the vote of Unaffiliated Shareholders that is required to be obtained in order for the Merger Proposal to be approved. Accordingly, your vote (or failure to vote) on the Merger Proposal is important. A failure to vote, or to direct your broker, bank or other nominee to vote, “FOR” the Merger Proposal will have the same effect as a vote “AGAINST” such proposal.

In addition to the Merger Proposal and the Adjournment Proposal, holders of Common Shares will be asked to vote on the following proposals (collectively, the “Annual Meeting Proposals”): (i) the election of the eight directors named in the enclosed proxy statement to the Board (the “Election Proposal”), and (ii) the ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as the Company’s independent auditors for the fiscal year ending December 31, 2022 (the “Auditor Proposal”). If a quorum is present at the Annual Meeting, the eight nominees under the Election Proposal receiving the highest number of “FOR” votes at the

Annual Meeting will be elected as directors to the Board. If a quorum is present at the Annual Meeting, approval of the Auditor Proposal requires the affirmative vote of a majority of the votes cast by Common Shareholders present virtually or by proxy at the Annual Meeting and entitled to vote.

The Board unanimously recommends that the holders of outstanding Common Shares vote “FOR” each of the eight nominees under the Election Proposal, “FOR” the Auditor Proposal and “FOR” the Adjournment Proposal.

If you are a holder of Common Shares, your vote is very important regardless of the number of Common Shares you own. The enclosed proxy statement describes the Merger Agreement, the proposed Merger and related agreements and provides specific information concerning the Annual Meeting. In addition, you may obtain information about the Company from documents filed by the Company with the SEC. The Company urges you to read the entire proxy statement, including the annexes and the documents referred to or incorporated by reference in the proxy statement, carefully, as it sets forth the details of the Merger Agreement and other important information related to the proposed Merger. Voting instructions are set forth in the proxy statement. Only holders of record of Common Shares at the close of business on                 , 202    , which has been fixed as the record date, will be entitled to vote at the Annual Meeting. If you are a Common Shareholder and attend the Annual Meeting, you may revoke your proxy and vote your Common Shares electronically at the Annual Meeting.

If you are a holder of any of the Company’s outstanding preferred shares, while you may attend the Annual Meeting as a guest, you do not have a right to vote on any of the Merger Proposal, the Annual Meeting Proposals or the Adjournment Proposal in your capacity as a holder of such preferred shares, and the notice of Annual Meeting and proxy statement are being sent to you in such capacity solely pursuant to notice requirements under Marshall Islands law.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU CAN ALSO SUBMIT YOUR PROXY TO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE SUBMIT YOUR PROXY TO VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. THE VOTE OF EVERY COMMON SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY CARD PROMPTLY WILL BE APPRECIATED. ANY VALIDLY EXECUTED PROXY CARD RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT “FOR” THE MERGER PROPOSAL, “FOR” EACH OF THE EIGHT NOMINEES UNDER THE ELECTION PROPOSAL, “FOR” THE AUDITOR PROPOSAL AND “FOR” THE ADJOURNMENT PROPOSAL. IN ADDITION, IF YOUR COMMON SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE, THE FAILURE TO INSTRUCT YOUR BROKER, BANK OR OTHER NOMINEE TO VOTE YOUR COMMON SHARES “FOR” APPROVAL OF THE MERGER PROPOSAL WILL HAVE THE SAME EFFECT AS A VOTE “AGAINST” APPROVAL OF THE MERGER PROPOSAL.

If you have any questions or need assistance voting your Common Shares, please contact Innisfree M&A Incorporated (“Innisfree”), the Company’s proxy solicitor in connection with the Annual Meeting, toll-free from the U.S. and Canada at +1 (877) 456-3507, or from other countries at +1 (412) 232-3651. Banks and brokers may call Innisfree collect at +1 (212) 750-5833.

The Common Shares are listed on the NYSE under the symbol “ATCO.” The last reported sale price of the Common Shares on the NYSE on December 5, 2022 was $15.35 per share.

Thank you for your attention to these important matters.

Sincerely,

Nicholas Pitts-Tucker	David L. Sokol
Chairman of the Special Committee	Chairman of the Board

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE PROPOSED MERGER, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED MERGER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The accompanying proxy statement is dated                 , 202     and is first being mailed or otherwise delivered to the Company’s shareholders on                 , 202    .

Notice of Annual Meeting of Shareholders

Time and Date	, 2023 at London Time.

Meeting Access	.

Items of Business

(1) Consider and vote on the proposal to adopt and approve the Agreement and Plan of Merger, dated as of October 31, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among Atlas Corp., a Marshall Islands corporation (“Atlas” or the “Company”), Poseidon Acquisition Corp., a Marshall Islands corporation (“Poseidon”), and Poseidon Merger Sub, Inc., a Marshall Islands corporation and a wholly-owned subsidiary of Poseidon (“Merger Sub”), and the transactions contemplated thereby, including the merger of Merger Sub with and into the Company, with the Company surviving the merger and continuing to exist as a Marshall Islands corporation and a subsidiary of Poseidon (the “Merger,” and such proposal, the “Merger Proposal”).

(2) Consider and vote on the proposal to elect the eight directors named in the accompanying proxy statement to the board of directors of the Company (the “Board”) (such proposal, the “Election Proposal”).

(3) Consider and vote on the proposal to ratify the appointment of KPMG LLP, Chartered Professional Accountants, as the Company’s independent auditors for the fiscal year ending December 31, 2022 (such proposal, the “Auditor Proposal” and, together with the Election Proposal, the “Annual Meeting Proposals”).

(4) Consider and vote on the proposal to approve the adjournment of the Annual Meeting (as defined below) from time to time at the direction of the Special Committee (as defined below) or the Board (acting solely in accordance with the recommendation of the Special Committee), if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to adopt and approve the Merger Proposal at the time of the Annual Meeting (such proposal, the “Adjournment Proposal”).

The Company will transact no other business at the annual meeting (such meeting as it may be adjourned or postponed from time to time, the “Annual Meeting”) except such business as may properly be brought before the Annual Meeting or any adjournments or postponements thereof. At this time, the Company knows of no other matters that will be presented for consideration at the Annual Meeting.

Adjournments	Adjournments may be made for the purpose of, among other things, soliciting additional proxies. To approve an adjournment, if a quorum is present, a majority of the votes cast by the holders of the common shares, par value $0.01 per share, of the Company (the “Common Shares”) entitled to vote and present virtually or by proxy at the Annual Meeting must vote in favor of the Adjournment Proposal. If a quorum is present, the Company is not required to notify shareholders of any adjournment of 30 days or less if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At any adjourned meeting, the Company may transact any business that it might have transacted at the original Annual Meeting, provided that a quorum is present at such adjourned meeting. Proxies submitted by holders of the Common Shares (the “Common Shareholders”) for use at the original Annual Meeting will be used at any adjournment or postponement of the meeting. References to the Annual Meeting in this proxy statement are to such Annual Meeting as adjourned or postponed.

If the Company experiences technical difficulties during the virtual Annual Meeting (e.g., a temporary or prolonged power outage), the Company will determine whether the virtual Annual Meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the virtual Annual Meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any such situation, the Company will promptly notify shareholders of the decision via a posting on its website.

Record Date	The record date for the Annual Meeting is , 202 (the “Record Date”). Only shareholders of record at the close of business on the Record Date will be entitled to notice of the Annual Meeting and, only in the case of the Common Shareholders, to vote at the Annual Meeting or any adjournment or postponement thereof.

Recommendations

Based on the recommendation of the special committee of the Board consisting solely of independent and disinterested directors (the “Special Committee”), the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommends that the Common Shareholders vote to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board has also called this Annual Meeting. Accordingly, the Board unanimously recommends that you vote “FOR” the Merger Proposal.

In addition, the Board unanimously recommends that you vote “FOR” each of the eight nominees under the Election Proposal, “FOR” the Auditor Proposal and “FOR” the Adjournment Proposal.

Voting	If you are a Common Shareholder, your vote is very important. Whether or not you plan to attend the Annual Meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. The Board is soliciting your proxy to ensure that your Common Shares, together with the Common Shares held by the other Unaffiliated Shareholders (as defined below), are represented and voted at the Annual Meeting. You may submit your proxy for the Annual Meeting by completing, signing, dating and returning your proxy card in the enclosed envelope, which does not require postage if mailed in the United States, or by submitting your proxy to vote online or by telephone by following the instructions set forth on the enclosed proxy card. For specific instructions on how to submit your proxy to vote your Common Shares, please refer to the section entitled “Questions and Answers about the Merger and the Annual Meeting” and the instructions on the proxy or voting instruction card.

If you are a holder of any of the Company’s outstanding preferred shares, you do not have a right to vote on the Merger Proposal, the Annual Meeting Proposals or the Adjournment Proposal in such capacity, and the notice of Annual Meeting and proxy statement are being sent to you in such capacity solely pursuant to notice requirements under Marshall Islands law.

Required Approvals

(1) Approval of the Merger Proposal requires the affirmative vote of holders of:

(x) a majority of the voting power of the issued and outstanding Common Shares (other than those beneficially owned by Poseidon, Merger Sub, certain affiliates of Fairfax Financial Holdings Limited (collectively, “Fairfax”), certain affiliates of the Dennis R. Washington family (collectively, “Washington”), David L. Sokol, Chairman of the Board, Ocean Network Express Pte. Ltd. (“ONE”), specified officers and directors of the Company, any other Rollover Shareholders (as defined below), and each of their respective affiliates, associates or immediate family (the holders of Common Shares other than the foregoing persons, the “Unaffiliated Shareholders”)); and

(y) a majority of the voting power of the issued and outstanding Common Shares entitled to vote on the Merger Proposal at the Annual Meeting or any adjournment or postponement thereof.

Under voting and support agreements entered into at the time of execution of the Merger Agreement by Poseidon (on the one hand) and each of Mr. Sokol, Fairfax and Washington (on the other hand), such shareholders agreed to cause all Common Shares owned beneficially or of record by them to be voted in favor of the Merger Proposal and, to the extent such adjournment is permitted or required by the Merger Agreement, the Business Corporations Act of the Republic of the Marshall Islands or the articles of incorporation or bylaws of the Company, the Adjournment Proposal. Common Shares beneficially owned by Fairfax, Washington and Mr. Sokol subject to these voting and support agreements represent 69.8% of the issued and outstanding Common Shares and will not count toward the vote of Unaffiliated Shareholders that is required to be obtained in order for the Merger Proposal to be approved.

(2) If a quorum is present at the Annual Meeting, the eight nominees under the Election Proposal receiving the highest number of “FOR” votes at the Annual Meeting will be elected as directors to the Board.

(3) If a quorum is present at the Annual Meeting, approval of the Auditor Proposal requires the affirmative vote of a majority of the votes cast by holders of the Common Shares present virtually or by proxy at the Annual Meeting and entitled to vote.

(4) If a quorum is present at the Annual Meeting, approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Common Shareholders present virtually or by proxy at the Annual Meeting and entitled to vote.

Appraisal Rights	Appraisal rights are not available for Common Shareholders or holders of the Company’s Series D 7.95% Cumulative Redeemable Perpetual Preferred Shares, the Company’s Series H 7.875% Cumulative Redeemable Perpetual Preferred Shares, or the Company’s Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares in connection with the Merger under the laws of the Republic of the Marshall Islands or the Company’s articles of incorporation or bylaws. Fairfax, as the holder of all of the Company’s Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares, par value of $0.01 per share, has waived its appraisal rights in connection with the Merger.

IF YOU ARE A COMMON SHAREHOLDER, YOUR VOTE IS IMPORTANT! WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE SUBMIT YOUR PROXY IN ONE OF THE FOLLOWING WAYS. If you hold your Common Shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when submitting instructions to cause your Common Shares to be voted. If you hold your Common Shares in your own name, you may submit your proxy by:

•	using the toll-free telephone number shown on the proxy card;

•	using the Internet website shown on the proxy card; or

•	marking, signing, dating and promptly returning the proxy card in the enclosed envelope, which does not require postage if mailed in the United States.

Submitting a proxy now will not limit your right to vote electronically at the Annual Meeting if you attend virtually. If you are a Common Shareholder and plan to attend the Annual Meeting virtually, to vote your Common Shares during the Annual Meeting, log into                  and follow the voting instructions. You will need the 16-digit control number that is shown on your proxy card. Common Shares may not be voted after the polls close. If you are a preferred shareholder and plan to attend the Annual Meeting virtually, you may log into                  and follow the instructions to join as a guest.

The proxy statement of which this notice forms a part provides a detailed description of the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company urges you to read the entire proxy statement, including the annexes and the documents referred to or incorporated by reference in the proxy statement, carefully. If you have any questions concerning the Merger or the proxy statement, would like additional copies of the proxy statement or need help submitting your proxy, please contact Innisfree, the Company’s proxy solicitor in connection with the Annual Meeting, toll-free from the U.S. and Canada at +1 (877) 456-3507, or from other countries at +1 (412) 232-3651. Banks and brokers may call Innisfree collect at +1 (212) 750-5833.

By Order of the Board of Directors

Andrew E. Derksen
Secretary of Atlas Corp.

This notice of Annual Meeting and proxy statement and form of proxy are being distributed on                 , 202    .

REFERENCES TO ADDITIONAL INFORMATION

As permitted under the rules of the Securities and Exchange Commission (the “SEC”), this proxy statement incorporates by reference important business and financial information about the Company from other documents filed by the Company with the SEC that are not included in or delivered with this proxy statement. Please read “Where You Can Find More Information.” You can obtain any of the documents incorporated by reference into this document from the SEC’s website at http://www.sec.gov. This information is also available to you without charge upon your request in writing or by telephone from the Company at the following address and telephone number:

Atlas Corp.

23 Berkeley Square

London, United Kingdom

W1J 6HE

Telephone: +44 20 7788 7819

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this proxy statement. You may obtain certain of these documents at the Company’s website, www.atlascorporation.com, by selecting “Investors” and then selecting “Financial Information.” Information contained on the Company’s website is expressly not incorporated by reference into this proxy statement.

In order to receive timely delivery of requested documents in advance of the Annual Meeting, your request should be received no later than                 , 2023. If you request any documents, the Company will mail them to you by first class mail, or another equally prompt means, after receipt of your request.

ABOUT THIS DOCUMENT

This document constitutes a notice of meeting and a proxy statement with respect to the Annual Meeting, during which the Common Shareholders will be asked to consider and vote on, among other matters, a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

The Company has not authorized anyone to give any information or make any representation about the Merger Agreement and the transactions contemplated thereby, including the Merger, or the Annual Meeting or the Annual Meeting Proposals that is different from, or in addition to, that contained in this proxy statement or in any of the materials that have been incorporated by reference into this proxy statement. Therefore, you should not rely on any information you receive about the Merger Agreement and the transactions contemplated thereby, including the Merger, or the Annual Meeting or the Annual Meeting Proposals that is not contained in this proxy statement or in any of the materials that have been incorporated by reference into this proxy statement. If you are in a jurisdiction where the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct the solicitation of proxies, then the solicitation presented in this proxy statement does not extend to you. The information contained in this proxy statement speaks only as of the date of this proxy statement, or in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

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SUMMARY TERM SHEET

The following summary highlights certain selected information contained elsewhere in this proxy statement and may not contain all of the information that may be important to you. Accordingly, the Company encourages you to read carefully this entire proxy statement, the attached annexes and the documents incorporated by reference into this proxy statement for a more complete understanding of the matters to be considered at the annual meeting (such meeting, as it may be adjourned or postponed from time to time, the “Annual Meeting”). You may obtain information incorporated by reference in this proxy statement without charge by following the instructions under “Where You Can Find More Information.”

Parties to the Merger

Atlas Corp.

Atlas Corp., a Marshall Islands corporation (the “Company”), owns, leases and operates a fleet of containerships and power generation assets through its containership leasing and mobile power generation segments, respectively. The Company’s common shares, par value $0.01 per share (the “Common Shares”), are listed on the New York Stock Exchange (the “NYSE”) under the symbol “ATCO.”

The Company’s principal executive offices are located at 23 Berkeley Square, London, United Kingdom, W1J 6HE, and the Company’s telephone number is +44 20 7788 7819.

For more information about the Company, see “Information Concerning the Company.”

Poseidon Acquisition Corp.

Poseidon Acquisition Corp., a Marshall Islands corporation (“Poseidon”), is an entity owned by Mr. David L. Sokol, Chairman of the Board of the Company, certain affiliates of Fairfax Financial Holdings Limited (collectively, “Fairfax”) and certain affiliates of the Dennis R. Washington family (“Washington”). Mr. Sokol, Fairfax and Washington collectively beneficially own 69.8% of the issued and outstanding Common Shares. The registered address of Poseidon is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

For more information about Poseidon, see “Information Concerning Poseidon, Merger Sub and the Consortium.”

Poseidon Merger Sub, Inc.

Poseidon Merger Sub, Inc., a Marshall Islands corporation (“Merger Sub”), is a wholly owned subsidiary of Poseidon formed solely for the purpose of facilitating the Merger (as defined below under “—The Merger”). Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the Merger Agreement (as defined below under “—The Merger”). By operation of the Merger, Merger Sub will be merged with and into the Company, with the Company surviving the Merger and continuing to exist as a Marshall Islands corporation and a subsidiary of Poseidon. The registered address of Merger Sub is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

For more information about Merger Sub, see “Information Concerning Poseidon, Merger Sub and the Consortium.”

The Consortium

Fairfax

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. Fairfax

Financial Holdings Limited is incorporated under the laws of Canada and its subordinate voting shares are listed on the Toronto Stock Exchange under the symbols of FFH and FFH.U. Fairfax Financial Holdings Limited’s registered and head office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7, Canada and its phone number is +1 (416) 367-4941.

Washington

Washington is comprised of Deep Water Holdings, LLC (“Deep Water Holdings”) as well as the Kyle Roy Washington 2014 Trust, the Kevin Lee Washington 2014 Trust, and the Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 (collectively, the “Kyle and Kevin Washington Trusts”). Deep Water Holdings is 100% owned by Washington Investments, LLC, which is in turn 100% owned by the Roy Dennis Washington Trust. Copper Lion, Inc. serves as trustee to the Kyle and Kevin Washington Trusts. Since 2008, initially through Deep Water Holdings, and later along with the Kyle and Kevin Washington Trusts, Washington has been an investor in the Common Shares and in the shares of Seaspan Corporation. The address of Deep Water Holdings is 101 International Drive, Missoula, MT 59808. The telephone number at the principal office is (406) 523-1300.

David L. Sokol

David L. Sokol was appointed a director and chairman of the Company in November 2019 and served as a director and chairman of Seaspan Corporation from 2017 to 2020. Mr. Sokol is also chair of the executive committee and a member of the compensation and governance committee. Mr. Sokol has founded three companies in his career to date, taken three companies public and as Chairman and CEO of MidAmerican Energy Holdings Company, he sold the company to Berkshire Hathaway, Inc., in 2000. Mr. Sokol continued with Berkshire Hathaway, Inc., until he retired in March 2011, when he left in order to manage his family business investments, Teton Capital, LLC, as Chairman and CEO. Teton Capital, LLC is headquartered in Fort Lauderdale, Florida and is a family holding company which oversees investments in the banking, manufacturing, consumer products, energy, real estate and technology businesses. Mr. Sokol’s address is 2400 Del Lago Drive, Fort Lauderdale, Florida 33316. The telephone number where he can be contacted is (313) 465-7000.

Ocean Network Express Pte. Ltd.

Ocean Network Express Pte. Ltd. (“ONE”) is a global container shipping company headquartered in Singapore. ONE is a wholly owned subsidiary of Ocean Network Express Holdings, Ltd., which was founded in 2017 as a joint venture between Japanese shipping lines Nippon Yusen Kaisha, Mitsui O.S.K. Lines, and Kawasaki Kisen Kaisha, Ltd.

ONE’s principal executive offices are located at 7 Straits View, #16-01 Marina One East Tower, Singapore 018936. For more information about ONE, please visit ONE’s website, https://www.one-line.com. Information contained on ONE’s website is expressly not incorporated by reference into this proxy statement.

For more information about Fairfax, Washington, Mr. Sokol and ONE (collectively, the “Consortium”), see “Information Concerning Poseidon, Merger Sub and the Consortium.”

The Merger

Pursuant to the Agreement and Plan of Merger, dated as of October 31, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Poseidon and Merger Sub, Poseidon will acquire all of the Common Shares outstanding immediately prior to the Effective Time (as defined below under “—The Merger Consideration”) (other than (x) Common Shares owned by Fairfax, Washington, Mr. Sokol and Mr. Bing Chen, President and CEO of the Company (each such shareholder, a “Rollover Shareholder” and collectively, the “Rollover Shareholders”), in each case contributed to Poseidon pursuant to the Rollover

Agreements (as defined below), and (y) Common Shares owned by the Company or any wholly owned subsidiary of the Company) through a merger of Merger Sub with and into the Company, with the Company surviving the merger and continuing to exist as a Marshall Islands corporation and a subsidiary of Poseidon (the “Merger”). A copy of the Merger Agreement is attached as Annex A to this proxy statement and is incorporated herein by reference. You should read the Merger Agreement carefully and in its entirety because it, and not this proxy statement, is the legal document that governs the terms of the transactions contemplated by the Merger Agreement, including the Merger.

For a more detailed discussion of the terms of the Merger, see “The Merger Agreement—The Merger.”

The Merger Consideration

At the effective time of the Merger (the “Effective Time”), pursuant to the Merger Agreement, each issued and outstanding Common Share immediately prior to the Effective Time, other than Common Shares owned by the Rollover Shareholders contributed to Poseidon pursuant to the Rollover Agreements, the Restricted Shares (as defined below) or any Common Shares owned by the Company or any wholly owned subsidiary of the Company, will be converted into the right to receive (subject to any applicable withholding) $15.50 per share in cash, without interest (such amount, the “Merger Consideration”). The Common Shares to be converted into the right to receive the Merger Consideration are referred to as the “Target Shares” and the holders of the Target Shares are referred to as the “Target Shareholders.”

For a more detailed discussion of the Merger Consideration, see “The Merger Agreement—The Merger Consideration.”

Treatment of Equity Awards

At the Effective Time, pursuant to the Merger Agreement, each restricted stock unit (an “RSU”) and each phantom share unit granted under the Company’s incentive plans, if vested and outstanding as of the Effective Time, will convert into the right to receive (subject to any applicable withholding), on or within five calendar days after the Closing (as defined in “The Merger Agreement—Closing; Effective Time of the Merger”), a cash payment, without interest, in an amount equal to (x) the Merger Consideration plus (y) the value of any dividend-equivalent right payments accrued but not yet paid with respect to such RSU or phantom share unit as of the Effective Time. If any RSU is not vested as of the Effective Time, then at the Effective Time, such RSU will convert into the right to receive (subject to any applicable withholding), at the time at which such RSU would have been settled in Common Shares by its terms (as in effect immediately prior to the Effective Time), a cash payment, without interest, in an amount equal to (x) the Merger Consideration, plus (y) the value of any dividend-equivalent right payments accrued but not yet paid with respect to such RSU as of the Effective Time. At the Effective Time, pursuant to the Merger Agreement, each outstanding option to purchase Common Shares granted under the Company’s incentive plans (an “Option”), as of the Effective Time, will automatically be canceled and converted into (i), if vested, a cash amount (subject to any applicable withholding) equal to the amount by which the Merger Consideration exceeds the exercise price per Common Share of such Option, to be paid on or within five calendar days after the Closing, or (ii) if not vested, the right to receive (subject to any applicable withholding), at the time at which such Option would have become vested by its terms (as in effect immediately prior to the Effective Time), a cash amount equal to the amount by which the Merger Consideration exceeds the exercise price per Common Share of such Option. At the Effective Time, pursuant to the Merger Agreement, each Common Share granted under the Company’s incentive plans that remains subject to one or more unsatisfied vesting or vesting-equivalent forfeiture or repurchase conditions (a “Restricted Share”), other than any Rollover Equity (as defined in “The Rollover Agreements”), will automatically be canceled and converted into a right to receive (subject to any applicable withholding), at the time at which such Restricted Share would have vested by its terms (as in effect immediately prior to the Effective Time), a cash payment, without interest, in an amount equal to (x) the Merger Consideration, plus (y) the value of any dividend-equivalent right payments accrued but not yet paid with respect to such Restricted Share as of the Effective Time.

For a more detailed discussion of equity awards, see “The Merger Agreement—Treatment of Equity Awards.”

Treatment of Preferred Shares

Each share of the Company’s Series D 7.95% Cumulative Redeemable Perpetual Preferred Shares, par value of $0.01 per share (the “Series D Preferred Shares”), the Company’s Series H 7.875% Cumulative Redeemable Perpetual Preferred Shares, par value of $0.01 per share (the “Series H Preferred Shares”), the Company’s Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value of $0.01 per share (the “Series I Preferred Shares”), and the Company’s Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares, par value of $0.01 per share (the “Series J Preferred Shares” and together with the Series D Preferred Shares, the Series H Preferred Shares and the Series I Preferred Shares, the “Preferred Shares”) issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger and will remain outstanding and no consideration will be delivered in respect thereof in connection with the Merger. The Series D Preferred Shares, the Series H Preferred Shares and the Series I Preferred Shares will continue to be listed on the NYSE immediately following the Merger.

For a more detailed discussion of the Preferred Shares, see “The Merger Agreement—The Merger.”

The Rollover Shares

Contemporaneously with the execution of the Merger Agreement, Poseidon entered into separate rollover and contribution agreements (collectively, the “Rollover Agreements”) with each of the Rollover Shareholders. Pursuant to the Rollover Agreements, on the terms and subject to the conditions set forth therein, each of the Rollover Shareholders agreed to, among other things, contribute to Poseidon, prior to the Effective Time, the number of shares of Rollover Equity set forth therein in exchange for a number of Poseidon common shares equal to the number of shares of Rollover Equity contributed by such Rollover Shareholder (the “Rollover Investment”).

The Rollover Shareholders expect to contribute, in the aggregate, 204,934,202 Common Shares of the Company to Poseidon pursuant to the Rollover Agreements for an aggregate rollover value of approximately $3.18 billion based on the Merger Consideration.

For a more detailed discussion of the Rollover Equity and the Rollover Agreements, see “The Rollover Agreements.”

Effects of the Merger

If the Merger is completed, (1) Poseidon will own all of the Common Shares, (2) the Target Shareholders will no longer have an equity interest in the Company (other than any Preferred Shares they may beneficially own) and (3) the Common Shares will no longer be listed on the NYSE.

For a more detailed discussion of the effects of the Merger, see “Special Factors—Effects of the Merger.”

The Joint Bidding Agreement

The Consortium members entered into a joint bidding agreement, dated August 4, 2022 (as amended by that certain side letter dated October 31, 2022, the “Joint Bidding Agreement”), which set forth certain terms and conditions upon which the Consortium agreed to proceed with evaluating and potentially implementing the Merger, as well as the terms of governance of Poseidon and the rights of the Consortium members in connection with the Merger Agreement and the Merger. For more information about the Joint Bidding Agreement, see “The Joint Bidding Agreement.”

Ownership of the Company After the Merger

After the Effective Time, the Company will become a subsidiary of Poseidon. In connection with the consummation of the Merger, the Company’s Common Shares will be delisted from the NYSE and subsequently deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Mr. Sokol, Fairfax and Washington collectively beneficially own 69.8% of the issued and outstanding Common Shares. Following consummation of the Merger, the members of the Consortium and Mr. Chen, the other Rollover Shareholder, through Poseidon, will own 100% of the issued and outstanding Common Shares and will have a corresponding interest in the net book value of the Common Shares and net earnings or losses attributable to the holders of Common Shares (the “Common Shareholders”). The Consortium expects that the Company’s operations will otherwise be conducted substantially as they are currently being conducted.

The Preferred Shares will be unaffected by the Merger and will remain outstanding. The Series D Preferred Shares, the Series H Preferred Shares and the Series I Preferred Shares will continue to be listed on the NYSE immediately following the Merger.

For a more detailed discussion of the impact of the Merger on the ownership of the Company, see “Special Factors—Ownership of the Company After the Merger.”

The Annual Meeting

Annual Meeting. The Annual Meeting will be held virtually on                 , 2023 at                  London Time. You will be able to attend the Annual Meeting, submit questions and vote your Common Shares via the Internet during the meeting by visiting                 . You will not be able to attend the Annual Meeting in person. At the Annual Meeting, Common Shareholders will be asked to vote on (i) adopting and approving the Merger Agreement, a copy of which is attached as Annex A to this proxy statement, and the transactions contemplated thereby, including the Merger (the “Merger Proposal”), (ii) approving the election to the Board of Directors of the Company (the “Board”) of the eight directors named in “Proposal for Election of Directors” (the “Election Proposal”), (iii) approving the ratification of the appointment of KPMG LLP, Chartered Professional Accountants (“KPMG”), as the Company’s independent auditors for the fiscal year ending December 31, 2022 (the “Auditor Proposal” and, together with the Election Proposal, the “Annual Meeting Proposals”), and (iv) approving the adjournment of the Annual Meeting from time to time at the direction of the Special Committee or the Board (acting solely in accordance with the recommendation of the Special Committee), if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the Annual Meeting (the “Adjournment Proposal”).

Who Can Vote at the Annual Meeting. Only Common Shareholders of record as of                 , 202     (the “Record Date”) will be entitled to vote on the Merger Proposal, the Annual Meeting Proposals and the Adjournment Proposal. As of the Record Date, there were                  Common Shares issued and outstanding and entitled to vote on the Merger Proposal, the Annual Meeting Proposals and the Adjournment Proposal, and                 Common Shares issued and outstanding and entitled to vote on the Merger Proposal that were beneficially owned by holders other than Poseidon, Merger Sub, Fairfax, Washington, Mr. Sokol, specified officers and directors of the Company, any other Rollover Shareholder and their respective affiliates, associates or immediate family (the holders of Common Shares other than the foregoing persons, the “Unaffiliated Shareholders”). Each Common Shareholder is entitled to one vote for each Common Share owned as of the Record Date.

Required Vote. Pursuant to the terms of the Merger Agreement, the Merger Proposal must be approved by the affirmative vote of holders of (x) a majority of the voting power of the issued and outstanding Common Shares beneficially owned by the Unaffiliated Shareholders and (y) a majority of the voting power of the issued and outstanding Common Shares entitled to vote on the Merger Proposal at the Annual Meeting or any adjournment or postponement thereof (collectively, the “Company Shareholder Approval”).

For the Merger Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Because the approval of the Merger Proposal at the Annual Meeting requires two separate voting thresholds to be met, which thresholds are determined based on a specified percentage of certain outstanding Common Shares, failures to vote, in addition to abstentions and broker non-votes, will have the same effect as a vote “AGAINST” the Merger Proposal for purposes of the votes required under the Merger Agreement.

If a quorum is present at the Annual Meeting, the eight nominees under the Election Proposal receiving the highest number of “FOR” votes at the Annual Meeting will be elected as directors to the Board. You may vote “FOR” each of the nominees or you may vote “WITHHELD” with respect to one or more of the nominees. Failures to vote, in addition to withhold votes and broker non-votes, will not affect the outcome of the election of directors, assuming that a quorum is present.

If a quorum is present at the Annual Meeting, approval of the Auditor Proposal requires the affirmative vote of a majority of the votes cast by holders of the Common Shares present virtually or by proxy at the Annual Meeting and entitled to vote. For the Auditor Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Failures to vote, in addition to abstentions, will not affect the outcome of the Auditor Proposal, assuming that a quorum is present. With respect to the Auditor Proposal, a “discretionary” matter, your broker, bank or other nominee is permitted to vote your Common Shares even if it does not receive voting instructions from you, so there will be no broker non-votes on this matter.

If a quorum is present at the Annual Meeting, approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Common Shareholders present virtually or by proxy at the Annual Meeting and entitled to vote. For the Adjournment Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Failures to vote, in addition to abstentions and broker non-votes, will not affect the outcome of the Adjournment Proposal, assuming that a quorum is present.

If you are a holder of any of the outstanding Preferred Shares, you do not have a right to vote on any of the Merger Proposal, the Annual Meeting Proposals and the Adjournment Proposal in your capacity as a holder of such shares, and the notice of Annual Meeting and proxy statement are being sent to you in such capacity solely pursuant to notice requirements under Marshall Islands law.

For more information concerning the Annual Meeting, see “The Annual Meeting.”

Reasons for the Special Committee’s Recommendation

The Merger Agreement and the terms of the transactions contemplated thereby, including the Merger, were negotiated on behalf of the Company by a special committee of the Board consisting solely of independent and disinterested directors (the “Special Committee”), with the assistance of the Special Committee’s financial advisor and legal advisors. The Special Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are (a) advisable, fair to, and in the best interests of, the Unaffiliated Shareholders and (b) substantively and procedurally fair to the unaffiliated security holders (as defined in Rule 13e-3 under the Exchange Act); and (ii) recommended that the Board (a) determine that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Unaffiliated Shareholders, (b) declare the Merger Agreement and the transactions contemplated thereby, including the Merger, advisable, (c) authorize and approve the Merger Agreement, the execution and delivery by the Company of the Merger Agreement, the performance by the Company of the covenants and agreements contained therein and the consummation of the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein and (d) recommend that the Common Shareholders vote to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, in accordance with the Business Corporations Act of the Republic of the Marshall Islands (“MIBCA”).

For a more detailed discussion of the reasons for the Special Committee’s recommendation, see “Special Factors—Reasons for the Merger; Recommendations of the Special Committee.”

Reasons for the Board’s Recommendations

Following the receipt of the recommendations of the Special Committee discussed above, and acting in accordance with the recommendations of the Special Committee, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of the Unaffiliated Shareholders, (ii) declared the Merger Agreement and the transactions contemplated thereby, including the Merger, advisable, (iii) authorized and approved the Merger Agreement, the execution and delivery by the Company of the Merger Agreement, the performance by the Company of the covenants and agreements contained therein and the consummation of the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein, (iv) directed that the Merger Agreement be submitted to the Common Shareholders for approval, and notice and a copy of the Merger Agreement be given to all shareholders of record whether or not entitled to vote, and (v) recommended that the Common Shareholders vote to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, in accordance with the MIBCA. Accordingly, the Board unanimously recommends that the Common Shareholders vote “FOR” the Merger Proposal.

For a more detailed discussion of the reasons for the Board’s recommendation, see “Special Factors—Approval and Recommendations of the Company Board; the Company’s Position as to the Fairness of the Merger to Unaffiliated Shareholders.”

Opinion of Morgan Stanley & Co. LLC—Financial Advisor to the Special Committee

Opinion of Morgan Stanley & Co. LLC.    In connection with the Merger, Morgan Stanley & Co. LLC (“Morgan Stanley”) rendered to the Special Committee its oral opinion, subsequently confirmed in writing, that as of October 31, 2022, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the Merger Consideration to be received by the Unaffiliated Shareholders pursuant to the Merger Agreement was fair from a financial point of view to the Unaffiliated Shareholders, as set forth in such opinion as more fully described in the section of this proxy statement captioned “Special Factors—Opinion of the Financial Advisor to the Special Committee.” The full text of the written opinion of Morgan Stanley, dated as of October 31, 2022, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this proxy statement as Annex B and incorporated by reference in this proxy statement in its entirety. The summary of the opinion of Morgan Stanley in this proxy statement is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Morgan Stanley’s opinion carefully and in its entirety. Morgan Stanley’s opinion was directed to the Special Committee, in its capacity as such, and addresses only the fairness from a financial point of view of the Merger Consideration to be received by the Unaffiliated Shareholders pursuant to the Merger Agreement as of the date of the opinion and does not address (i) the treatment of the Preferred Shares, the Restricted Shares, the Rollover Investment, the Rollover Agreements or the Rollover Shares (as defined in “The Rollover Agreements”) or the consideration to be received by the holders of the Rollover Shares, the Restricted Shares or the Preferred Shares or (ii) the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Special Committee and the Company to enter into the Merger Agreement or proceed with any transaction contemplated by the Merger Agreement. It was not intended to, and does not, constitute an opinion or a recommendation as to how the Company’s shareholders should vote with respect to the Merger at the Annual Meeting. For more information, see “Special Factors—Opinion of the Financial Advisor to the Special Committee.”

Positions of the Consortium and Mr. Chen as to the Fairness of the Merger

The Consortium members and Mr. Chen have interests in the Merger that may be different from, or in addition to, the interests of the Unaffiliated Shareholders, as further described under “Special Factors—Interests of Certain Persons in the Merger.” Neither any of the members of the Consortium, including Mr. Sokol, nor any of Mr. Chen, Mr. Chin, Mr. Wallace and Mr. Simkins participated in the deliberations of the Special Committee regarding the substantive or procedural fairness of the Merger to the Unaffiliated Shareholders. For these reasons, the members of the Consortium and Mr. Chen do not believe that their interests in the Merger influenced the decision of the Special Committee with respect to the Merger Agreement or the Merger. For purposes of this section, references to “Consortium” also include Poseidon, Merger Sub and the Fairfax Filing Parties (as defined under “Information Concerning Poseidon, Merger Sub and the Consortium—The Consortium—Fairfax and the Fairfax Filing Parties”).

Based on the knowledge of the members of the Consortium and analysis of available information regarding the Company, as well as discussions with members of Management (as defined below in “—Market Update and Risk Factors”) regarding the Company and its business and the factors considered by, and the analysis and resulting conclusions of, the Board and the Special Committee described in the sections entitled “Special Factors—Reasons for the Merger; Recommendations of the Special Committee” and “Special Factors—Approval and Recommendations of the Company Board; the Company’s Position as to the Fairness of the Merger to Unaffiliated Shareholders,” and the factors described in the sections entitled “Special Factors--Position of the Consortium and Mr. Chen as to the Fairness of the Merger,” the Consortium and Mr. Chen believe that the Merger is substantively and procedurally fair to the unaffiliated security holders (as defined in Rule 13e-3 under the Exchange Act).

Purposes and Reasons of the Consortium and Mr. Chen for the Merger

If the Merger is completed, all of the Common Shares will be owned by Poseidon, and the Common Shares will cease to be publicly traded. For the Consortium members and Mr. Chen, the purpose of the Merger is to enable Poseidon to acquire control of the Company, in a transaction in which the Unaffiliated Shareholders will receive (subject to any applicable withholding) $15.50 per share in cash for each Common Share they own, without interest. After the Merger, Poseidon will solely bear the risks, and be entitled to the benefits, of ownership of the Common Shares. Upon consummation of the Merger, the Unaffiliated Shareholders will immediately realize the value of their investment in the Company through their receipt (subject to any applicable withholding) of the Merger Consideration of $15.50 per share in cash (without interest), representing a premium of approximately 34% to the closing price of the Common Shares on the NYSE on August 4, 2022 (the last trading day prior the day the Initial Consortium Proposal was made public), and a 42.8% premium to the 30-day volume-weighted average price of the Common Shares as of August 4, 2022. For purposes of this section, references to “Consortium” also include Poseidon, Merger Sub and the Fairfax Filing Parties.

For a more detailed discussion of the purposes and reasons of the Consortium and Mr. Chen for the Merger, see “Special Factors—Purposes and Reasons of the Consortium and Mr. Chen for the Merger.”

Interests of Certain Persons in the Merger

In considering the recommendation of the Board with respect to the Merger Agreement and the transactions contemplated thereby, including the Merger, the Common Shareholders should be aware that certain of the executive officers and directors of the Company may have interests in the transaction that differ from, or are in addition to, the interests of the Common Shareholders generally.

For a more detailed discussion of these and other items, see “Special Factors—Interests of Certain Persons in the Merger.”

Financing of the Merger

The obligation of Poseidon and Merger Sub to consummate the Merger is not subject to any financing condition. The total amount of funds necessary to consummate the Merger and the related transactions, including the payment of the cash value of the Exchangeable Notes (as defined in “The Merger Agreement—Exchangeable Notes; Capped Calls”) (following the exchange thereof into cash as exchange consideration), is anticipated to be approximately $1.57 billion. The Consortium expects to provide the amount of funds necessary to fund the Merger Consideration by equity capital from Poseidon pursuant to certain Equity Commitment Letters, dated as of October 31, 2022, between Poseidon and each of ONE, Deep Water Holdings and Mr. Sokol (collectively, the “Equity Commitment Letters”), under which, subject to the terms and conditions thereof, such Consortium members will provide equity financing up to an aggregate amount of $1.605 billion (the “Equity Commitment”) to Poseidon to pay the aggregate Merger Consideration and other amounts to be paid to the holders of RSUs, Options, Restricted Shares, phantom share units, other equity securities or awards of the Company and the Exchangeable Notes (following the exchange thereof into cash as the exchange consideration) by Poseidon pursuant to the Merger Agreement. The Company is designated as a third-party beneficiary for purposes of enforcing the Equity Commitment. The Consortium has advised the Company that there are no alternative financing arrangements or alternative financing plans in the event that the primary financing plans fall through.

For a more detailed discussion of the source of funds, see “Special Factors—Financing of the Merger” and “The Equity Commitment Letters.”

The Merger Agreement

A summary of the material terms of the Merger Agreement, which is attached to this proxy statement as Annex A and is incorporated by reference into this proxy statement, is included in “The Merger Agreement.” You are encouraged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger.

Conditions to Completion of the Merger

The closing of the Merger depends on a number of conditions being satisfied or waived. These conditions, which are described more fully in “The Merger Agreement—Conditions to Completion of the Merger,” include:

•	the receipt of the Company Shareholder Approval in accordance with the MIBCA;

•

the receipt of specified regulatory approvals, and the expiration or termination of the applicable waiting period under the HSR Act, as well as the expiration or termination of any timing agreement with a Governmental Authority (as defined in the Merger Agreement);

•	the absence of any judgment, law or order prohibiting, preventing, rendering illegal or enjoining the consummation of the transactions contemplated by the Merger Agreement;

•	the accuracy of each party’s representations and warranties in the Merger Agreement (subject to materiality qualifiers);

•	each party’s performance of, or compliance with, in all material respects, all covenants or agreements required to be performed or complied with by it under the Merger Agreement;

•	no Company Material Adverse Effect (as defined in the Merger Agreement) having occurred since the date of the Merger Agreement;

•

the delivery of an officer’s certificate by each party with respect to such party’s representations and warranties and the performance of its obligations under the Merger Agreement (and in the case of the Company’s officer’s certificate, with respect to the absence of a Company Material Adverse Effect); and

•

the obtaining of certain specified third-party consents, clearances, authorizations, approvals or waivers (including in connection with certain financing arrangements), other than to the extent that any such consents, clearances, authorizations, approvals or waivers are obviated by other actions taken by the Company in compliance with the terms of the Merger Agreement.

Termination

The Merger Agreement may be terminated in the following circumstances prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the Company’s shareholders, except as otherwise noted), provided that any termination by the Company requires the approval of, and only of, the Special Committee:

•	by mutual written agreement of the Company and Poseidon;

•	by either the Company or Poseidon if:

○	the Effective Time has not occurred on or before June 30, 2023 (or such other date as may be agreed), subject to a 60-day extension under certain circumstances;

○

any final, nonappealable judgment, law or order is in effect that has the effect of prohibiting, preventing, rendering illegal or enjoining the consummation of any of the transactions contemplated by the Merger Agreement; or

○	the Company Shareholder Approval is not obtained;

•	by Poseidon if:

○	prior to receipt of the Company Shareholder Approval:

•

the Special Committee (or the Board acting solely in accordance with the recommendation of the Special Committee) makes an Adverse Recommendation Change (as defined in the “Merger Agreement—No Solicitation”); or

•	the Company breaches the covenants described under the heading “The Merger Agreement—No Solicitation” in any material respect (subject to certain limitations and requirements); or

○	the Company has breached, or failed to perform under, the Merger Agreement such that the conditions contained in the Merger Agreement would not be satisfied (subject to certain cure rights); and

• by the Company if:

○

prior to receipt of the Company Shareholder Approval, the Special Committee (or the Board acting solely in accordance with the recommendation of the Special Committee) authorizes, and the Company enters into, an alternative agreement with respect to a Superior Proposal (as defined in the Merger Agreement) and terminates the Merger Agreement (in accordance with and to the extent permitted by the Merger Agreement);

○

Poseidon or Merger Sub has breached, or failed to perform under, the Merger Agreement such that the conditions contained in the Merger Agreement would not be satisfied (subject to certain cure rights); or

○	Poseidon and Merger Sub fail to close the Merger when required under the Merger Agreement (subject to certain conditions).

Upon termination of the Merger Agreement by the Company or Poseidon under specified circumstances, the Company will be required to pay Poseidon a termination fee of $60.0 million inclusive of any applicable value added tax (the “Termination Fee”), and/or either of Poseidon or the Company may be required to reimburse the other for up to $17.0 million in expenses (the “Expense Reimbursement”). Any Expense Reimbursement payable by the Company will be netted against any payment of the Termination Fee. For more information regarding the effect of termination and remedies, see “The Merger Agreement—Termination”; “The Merger Agreement—Termination Fee”; “The Merger Agreement—Expenses”; and “The Merger Agreement—Specific Performance.” For more information regarding the terms of the Merger Agreement, see “The Merger Agreement.”

Expenses Relating to the Merger

Under the terms of the Merger Agreement, except for the Termination Fee and the Expense Reimbursement described in “The Merger Agreement—Termination Fee” and “The Merger Agreement—Expenses”, all fees and expenses incurred in connection with the Merger, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of the Merger Agreement and the Merger, including expenses incurred in connection with the preparation, printing, filing and mailing of this proxy statement and the Schedule 13E-3 and any amendments or supplements thereto, will be borne by the respective party incurring such fees and expenses.

For more information regarding the parties’ expenses, see “Special Factors—Estimated Fees and Expenses.”

Republic of the Marshall Islands Tax Considerations

Under current Marshall Islands law, U.S. Holders and Non-U.S. Holders (each, as defined in “U.S. Federal Income Tax Considerations of the Merger”) that are not citizens of, and do not carry on business or conduct transactions in, the Marshall Islands are not subject to Marshall Islands income or capital gains, withholding or stamp (or similar transfer) taxes with respect to the exchange of Common Shares for the Merger Consideration.

U.S. Federal Income Tax Considerations

The Merger will be a taxable transaction for U.S. federal income tax purposes. Assuming the Company is not classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, each U.S. Holder will recognize capital gain or loss on the exchange of Common Shares for the Merger Consideration in an amount equal to the difference between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Common Shares surrendered.

For more information, see “U.S. Federal Income Tax Considerations of the Merger.”

Provisions for Unaffiliated Security Holders

No provision has been made to grant unaffiliated security holders (as defined in Rule 13e-3 under the Exchange Act) access to the files of the Company, the members of the Consortium, Poseidon or Merger Sub, or to obtain counsel or appraisal services at the expense of the foregoing parties.

No Appraisal Rights

Appraisal rights are not available for Common Shareholders or holders of the Series D Preferred Shares, the Series H Preferred Shares, or the Series I Preferred Shares in connection with the Merger under the laws of the Republic of the Marshall Islands or the Company’s articles of incorporation or bylaws. Fairfax, as the holder of all of the Series J Preferred Shares, has waived its appraisal rights in connection with the Merger.

Regulatory Approvals Required for the Merger

Consummation of the Merger is subject to the expiration or termination of a 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The parties have filed the appropriate Notification and Report Forms pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement and have agreed to cooperate with each other and use commercially reasonable efforts to make and obtain all other approvals, consents, clearances, registrations, permits, authorizations, notices, filings, or other submissions pursuant to competition and foreign investment laws, as promptly as practicable after the date of the Merger Agreement, as are necessary, proper or advisable to complete the Merger and the other transactions contemplated by the Merger Agreement.

For a more detailed discussion of the required regulatory approvals, see “Special Factors—Regulatory Approvals and Clearances Required for the Merger.”

Litigation Related to the Merger

As of the date hereof, there are no pending lawsuits challenging the Merger. However, potential plaintiffs may file lawsuits challenging the Merger. The outcome of any future litigation is uncertain. Such litigation, if not resolved, could prevent or delay completion of the Merger and result in substantial costs to the Company, including any costs associated with the indemnification of directors and officers. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect the Company’s business, financial condition, results of operations and cash flows.

Delisting and Deregistration of Common Shares

Upon completion of the Merger, the Common Shares currently listed on the NYSE will cease to be listed on the NYSE and will be subsequently deregistered under the Exchange Act.

For more information concerning delisting, see “Delisting and Deregistration of Common Shares.”

Market Update and Risk Factors

The Company’s primary business is the ownership and operation of a fleet of containerships which it charters to major container liner companies. The business and activity levels of the Company’s charterers, shipbuilders and third parties with which the Company does business, and their respective abilities to fulfill obligations under agreements with the Company, may be hindered by any deterioration in the shipping industry, credit markets or other negative developments. The Company uses the term “twenty-foot equivalent unit,” or TEU, the international standard measure of containers, in describing the capacity of its containerships, which are also referred to as “vessels.”

During 2022, the shipping industry as a whole experienced increasing deterioration in both general market and industry conditions, including a decline in both vessel lease and container shipping rates, and an increase in both costs and interest rates in a business with substantial long-term, fixed price vessel leases. For example, during the month of September 2022, the average daily container ship rates dropped precipitously, resulting in, as of September 23, 2022, year-to-date container shipping rates decreasing by 26%, 48%, and 50% for 9,000, 4,400 and 3,500 TEU container ships, respectively, as compared to January 2022. Higher inflation has had an adverse impact on the Company’s operating costs and margins (particularly in light of the fact that the Company has significant long-term vessel leases at rates that do not include adjustments for rising inflation), some or all of which the management of the Company (“Management”) expects to continue and could worsen. Further, to the extent the Company requires additional capital in the future to refinance existing indebtedness, fund acquisitions and growth capital expenditures or for other purposes, the volatility of the capital and debt markets and rising interest rates may make it difficult to obtain equity or debt financing on favorable terms or at all.

The Special Committee considered these and other factors in making its determination and recommendations to the Board. Please see “Special Factors—Background of the Merger” and “Special Factors—Reasons for the Merger; Recommendations of the Special Committee.”

For more information concerning the risks and uncertainties that may impact the Company’s business, see “Risk Factors.”

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING

The following are brief answers to some questions that you may have regarding the Merger Proposal, the Annual Meeting Proposals, the Adjournment Proposal and the Annual Meeting. These questions and answers may not address all questions that may be important to you as a shareholder. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	Why am I receiving this proxy statement?

A:

The Company, Poseidon and Merger Sub have entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the Merger and continuing to exist as a Marshall Islands corporation and a subsidiary of Poseidon.

The Merger cannot be completed without the approval of the Merger Proposal by the affirmative vote of holders of (x) a majority of the voting power of the issued and outstanding Common Shares beneficially owned by the Unaffiliated Shareholders and (y) a majority of the voting power of the issued and outstanding Common Shares entitled to vote thereon at the Annual Meeting or any adjournment or postponement thereof.

In addition to the Merger Proposal, Common Shareholders are being asked to consider and vote on proposals traditionally addressed at the Company’s annual meeting. With respect to annual meeting items, holders of Common Shares will be asked to vote on the Annual Meeting Proposals.

If you are a Common Shareholder, the Company is sending this proxy statement in connection with its solicitation of your proxy for use at the Annual Meeting because you owned Common Shares at the close of business on                 , 202    , the Record Date for the Annual Meeting, and therefore, are entitled to vote at the Annual Meeting.

If you are a holder of any Preferred Shares, you do not have a right to vote on any of the Merger Proposal, the Annual Meeting Proposals and the Adjournment Proposal in your capacity as such, and the notice of Annual Meeting and proxy statement are being sent to you in such capacity solely pursuant to notice requirements under Marshall Islands law.

Q:	What items of business will be voted on at the Annual Meeting?

A:

If you are a Common Shareholder, you are being asked to consider and vote on the Merger Proposal, the Annual Meeting Proposals and the Adjournment Proposal. We will also consider any other business that properly comes before the Annual Meeting.

Q:	What is the Merger Proposal?

A:

On October 31, 2022, the Company, Poseidon and Merger Sub entered into the Merger Agreement, pursuant to which Poseidon will acquire all of the Common Shares outstanding immediately prior to the Effective Time (other than the Rollover Shares contributed to Poseidon pursuant to the Rollover Agreements and Common Shares owned by the Company or any wholly owned subsidiary of the Company), and as a result, the Common Shares will be delisted from the NYSE and will be subsequently deregistered under the Exchange Act. If you are a Common Shareholder, you are being asked to adopt and approve the Merger Agreement, a copy of which is attached as Annex A to this proxy statement, and the transactions contemplated thereby, including the Merger.

Q:	What is the Election Proposal?

A:	If you are a Common Shareholder, you are being asked to approve the election of the eight directors named in “Proposal for Election of Directors” to the Company’s Board.

Q:	What is the Auditor Proposal?

A:	If you are a Common Shareholder, you are being asked to approve the ratification of the appointment of KPMG as the Company’s independent auditors for the fiscal year ending December 31, 2022.

Q:	What is the Adjournment Proposal?

A:

If you are a Common Shareholder, you are being asked to approve the adjournment of the Annual Meeting from time to time at the direction of the Special Committee or the Board (acting solely in accordance with the recommendation of the Special Committee), if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the Annual Meeting.

Q:	What will I receive if the Merger is completed?

A:

If the Merger is completed and you hold your Common Shares through the Effective Time of the Merger, you will be entitled to receive (subject to any applicable withholding) $15.50 per share in cash, without interest, for each Target Share that you own immediately prior to the Effective Time.

If the Merger is completed and you hold any Restricted Shares through the Effective Time of the Merger, you will be entitled to receive (subject to any applicable withholding), at the time at which the applicable Restricted Share would have vested by its terms (as in effect immediately prior to the Effective Time), (x) $15.50 per share in cash, without interest, for each Restricted Share (excluding for clarity any Rollover Equity) that you own immediately prior to the Effective Time, plus (y) the value of any dividend-equivalent right payments accrued but not yet paid with respect to such Restricted Shares, payable at the same time as the payment set forth in clause (x).

If the Merger is completed and you hold any RSUs or phantom share units granted under the Company’s incentive plans, and such RSUs or phantom share units are outstanding and vested immediately prior to the Effective Time of the Merger, you will be entitled to receive (subject to any applicable withholding), on or within five calendar days after the Closing, (x) $15.50 per share in cash, without interest, for each such RSU and each such phantom share unit that you own immediately prior to the Effective Time, plus (y) the value of any dividend-equivalent right payments accrued but not yet paid with respect to each such RSU or phantom share unit, payable at the same time as the payment set forth in clause (x). If the Merger is completed and you hold any RSUs granted under the Company’s incentive plans that are not vested as of the Effective Time, then at the Effective Time, each such RSU will convert into the right to receive (subject to any applicable withholding), at the time at which such RSU would have been settled in Common Shares by its terms (as in effect immediately prior to the Effective Time), (x) $15.50 per share in cash, without interest, plus (y) the value of any dividend-equivalent right payments accrued but not yet paid with respect to each such RSU, payable at the same time as the payment set forth in clause (x).

If the Merger is completed and you hold any Options that are outstanding and vested as of immediately prior to the Effective Time of the Merger, each such Option will be automatically cancelled and converted into the right to receive (subject to any applicable withholding), on or within five calendar days after the Closing, a cash amount equal to the amount by which $15.50 per share exceeds the exercise price per share of such Option. If any Option is outstanding but not vested as of immediately prior to the Effective Time, then at the Effective Time, each such Option will be automatically cancelled and converted into the right to receive (subject to any applicable withholding), at the time at which such Option would have become vested by its terms (as in effect immediately prior to the Effective Time), a cash amount equal to the amount by which $15.50 per share exceeds the exercise price per share of such Option.

Each Preferred Share issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger and will remain outstanding and no consideration will be delivered in respect thereof. The Series D Preferred Shares, the Series H Preferred Shares and the Series I Preferred Shares will continue to be listed and traded on the NYSE immediately following the Merger.

Q:	Will dividends be paid pending the consummation of the Merger?

A:

Yes. Under the Merger Agreement, the Company will continue its regular quarterly dividend to holders of Common Shares prior to the Effective Time, consistent with past practice and subject to the MIBCA; provided that such dividends may not exceed $0.125 per Common Share per quarter. In addition, the holders of Common Shares will receive a final quarterly dividend for the quarter in which the closing occurs, which will be pro-rated based on the number of days from the beginning of such quarter to the record date for the dividend, subject to the MIBCA.

Q:	How does the Merger Consideration of $15.50 per Common Share compare to the market price of Common Shares prior to the execution of the Merger Agreement?

A:

The Merger Consideration of $15.50 per Common Share represents a 34% premium to the Company’s unaffected Common Share price of $11.57 as of August 4, 2022, the last trading day prior to the public disclosure of the proposal from Poseidon to acquire all of the outstanding Target Shares, a 42.8% premium to the 30-day volume weighted average price of the Common Shares as of August 4, 2022 and a premium of approximately 4.8% to the $14.79 closing price of the Common Shares on October 31, 2022, the last trading day before the Company’s announcement of the Merger Agreement.

Q:	Where and when is the Annual Meeting?

A:

The Annual Meeting will be held virtually on                 , 2023 at                  London Time. You will be able to attend the Annual Meeting, submit questions and vote your Common Shares via the Internet during the meeting by visiting                . You will not be able to attend the Annual Meeting in person.

Q:	How does the Board recommend that I vote?

A:

Based on the recommendation of the Special Committee, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and unanimously recommends that the Common Shareholders vote “FOR” the Merger Proposal. In addition, the Board unanimously recommends that the Common Shareholders vote “FOR” each of the eight nominees under the Election Proposal, “FOR” the Auditor Proposal and “FOR” the Adjournment Proposal.

Q:	What constitutes a quorum?

A:

A quorum is required for Common Shareholders to conduct business at the Annual Meeting. The presence at the Annual Meeting, virtually or by proxy, of the Common Shareholders holding a majority of Common Shares issued and outstanding and entitled to vote at the Annual Meeting on the Record Date will constitute a quorum, permitting the Company to conduct the business of the Annual Meeting. Proxies received but marked as abstentions, if any, will be included in the calculation of the number of Common Shares considered to be present at the Annual Meeting for quorum purposes.

Pursuant to the Voting and Support Agreements, dated October 31, 2022, by and between Poseidon (on the one hand) and each of Mr. Sokol, Fairfax and Washington (on the other hand) (the “Voting Agreements”), Mr. Sokol, Fairfax and Washington, collectively the beneficial owners of 69.8% of the issued and outstanding Common Shares as of the Record Date, agreed to attend the Annual Meeting and to vote all of the Common Shares that such parties own “FOR” the Merger Proposal and, to the extent such adjournment is permitted or required by the Merger Agreement, the MIBCA or the articles of incorporation or bylaws of the Company, the Adjournment Proposal, and the presence of these Common Shares at the Annual Meeting assures a quorum will be present at the Annual Meeting. None of the Common Shares subject to the Voting Agreements will count towards the vote of the Unaffiliated Shareholders that is required to be obtained in order for the Merger Proposal to be approved. Accordingly, if you are an Unaffiliated Shareholder, your vote is very important regardless of the number of Common Shares you own.

Q:	Who is entitled to attend and vote at the Annual Meeting?

A:

You may attend the Annual Meeting (and any adjournment or postponement of the Annual Meeting) if, as of the close of business on                 , 202    , the Record Date for the Annual Meeting, you were a holder of record of Common Shares or Preferred Shares. Only holders of record of Common Shares on the Record Date and beneficial owners who obtain a “legal proxy” from the broker, bank or other nominee that holds their Common Shares are entitled to vote at the Annual Meeting. On the Record Date, we had                  Common Shares outstanding and entitled to be voted at the Annual Meeting.

You may vote all Common Shares owned by you directly in your name as the shareholder of record as of the Record Date at the Annual Meeting. To the extent that you hold Common Shares as the beneficial owner through a broker, bank or other nominee, then you have the right to direct your broker, bank or other nominee how to vote.

If you are a holder of any of the Company’s outstanding Preferred Shares, while you may attend the Annual Meeting as a guest, you do not have a right to vote on any of the Merger Proposal, the Annual Meeting Proposals and the Adjournment Proposal in your capacity as a holder of such shares, and the notice of Annual Meeting and proxy statement are being sent to you in such capacity solely pursuant to notice requirements under Marshall Islands law.

Q:	How many votes do I have?

A:

You are entitled to one vote for each Common Share owned by you as of the Record Date for the Annual Meeting. Holders of Preferred Shares of the Company do not have any voting rights with respect to those Preferred Shares.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:

Most of our Common Shareholders hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your Common Shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by us. As the shareholder of record of Common Shares, you have the right to grant your voting proxy directly to us or to vote virtually at the Annual Meeting. Our proxy card and other proxy materials are available free of charge on the Internet at www.proxyvote.com for you to use, and upon request, we will send you paper copies of the proxy card and other proxy materials for you to use.

Beneficial Owner

If your Common Shares are held by a broker, bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank or other nominee together with a voting instruction card. As the beneficial owner of Common Shares, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the Annual Meeting. The failure to instruct your broker, bank or other nominee to vote your Common Shares “FOR” approval of the Merger Proposal will have the same effect as a vote “AGAINST” approval of the Merger Proposal.

If you hold Common Shares beneficially in street name and do not provide your broker, bank or other nominee with voting instructions on the Merger Proposal, the Adjournment Proposal or the Election Proposal, each a “non-discretionary” matter, your Common Shares may constitute “broker non-votes.” With respect to the Auditor Proposal, a “discretionary” matter, your broker, bank or other nominee is permitted to vote your Common Shares even if it does not receive voting instructions from you, so there will be no broker non-votes on this matter.

Since a beneficial owner is not the shareholder of record, you may not vote these Common Shares at the Annual Meeting unless you obtain a “legal proxy” from the broker, bank or other nominee that holds your Common Shares giving you the right to vote the Common Shares at the Annual Meeting. Your broker, bank or other nominee has provided voting instructions for you to use in directing the broker, bank or other nominee how to vote your Common Shares.

Q:	How can I attend the Annual Meeting?

A:	The Annual Meeting will be a virtual only meeting conducted exclusively by webcast.

To participate in the Annual Meeting, Common Shareholders may visit                  and enter the 16-digit control number included on their proxy cards. If you are a Preferred Shareholder (as defined in “The Annual Meeting”) and plan to attend the Annual Meeting, you may log into                  and follow the instructions to join as a guest. The live webcast will begin at                  London Time on                 , 2023. We encourage you to access the virtual meeting platform at least 15 minutes prior to the start time. If you are a Common Shareholder and do not have a 16-digit control number, you will still be able to access the webcast as a guest, but will not be able to vote your Common Shares.

The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and mobile phones) running the most updated version of applicable software and plugins. Participants should ensure they have a strong WiFi connection wherever they intend to participate in the meeting. Further instructions on how to attend and participate in the Annual Meeting, including how to demonstrate proof of Common Share ownership, will be posted on the virtual meeting website.

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. Technical support will be available on the virtual meeting platform beginning at ______ London Time on the day of the meeting and will remain available until thirty minutes after the meeting has finished.

Q:	How can I vote my Common Shares virtually at the Annual Meeting?

A:

If you are a registered Common Shareholder, you can vote during the Annual Meeting any Common Shares that were registered in your name as the shareholder of record as of the Record Date. If your Common Shares are held in street name, you can vote those Common Shares during the Annual Meeting only if you have a “legal proxy” from the holder of record. If you plan to attend and vote your street-name Common Shares during the Annual Meeting, you should request a “legal proxy” from your broker, bank or other nominee.

To vote your Common Shares during the Annual Meeting, log into                 and follow the voting instructions. You will need the 16-digit control number that is shown on your proxy card. Common Shares may not be voted after the polls close.

Whether or not you plan to attend the Annual Meeting, we strongly encourage you to submit a proxy to vote your Common Shares prior to the Annual Meeting as described below, so that your vote will be counted if you do not attend the Annual Meeting.

Q:	How can I vote my Common Shares without attending the Annual Meeting?

A:

Whether you hold Common Shares directly as the shareholder of record or beneficially in street name, you may direct how your Common Shares are voted without attending the Annual Meeting. Holders of record of

Common Shares may submit proxies by timely completing, signing and dating their proxy cards and mailing them or by submitting a proxy to vote online or by telephone by following the instructions set forth on the proxy card. Our Common Shareholders who hold shares beneficially in street name may submit a proxy to vote according to the instructions on the voting instruction card provided by your broker, bank or other nominee.

Q:	Can I change my vote?

A:

Yes. You may change your vote at any time prior to its exercise at the Annual Meeting. If you are the shareholder of record of Common Shares, you may change your vote by (1) granting a new proxy bearing a later date (which automatically revokes the earlier proxy), (2) providing a written notice of revocation to the Secretary of the Company by mail received prior to your Common Shares being voted at the Annual Meeting (at the address provided below) or (3) attending the Annual Meeting and voting virtually by logging into                 and following the voting instructions. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you vote at the Annual Meeting or you otherwise specifically so request. For Common Shares you hold beneficially in street name, you may change your proxy to vote by following the instructions provided by your broker, bank or other nominee, or, if you have obtained a “legal proxy” from your broker, bank or other nominee giving you the right to vote your Common Shares, by attending the Annual Meeting and voting virtually.

Q:	Is my vote confidential?

A:

Yes. Proxy instructions, ballots and voting tabulations received by the Company that identify individual Common Shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation.

Q:	How are votes counted?

A:

For the Merger Proposal, the Auditor Proposal and the Adjournment Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” For the Election Proposal, you may vote “FOR” each of the nominees or may vote “WITHHELD” with respect to one or more of the nominees.

If you have timely and properly submitted your validly executed proxy, clearly indicated your vote and have not revoked your proxy, your Common Shares will be voted as indicated on your proxy (and in the discretion of the proxy holders on any other matters that properly come before the meeting). If you timely and properly submit your validly executed proxy without giving specific instructions on any or all proposals, your Common Shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” the Merger Proposal, ”FOR” each of the eight nominees under the Election Proposal, “FOR” the Auditor Proposal and “FOR” the Adjournment Proposal) for each matter for which you did not give specific instructions (and in the discretion of the proxy holders on any other matters that properly come before the meeting); provided, however, if you indicate that you wish to vote “AGAINST” the approval of the Merger Proposal, your Common Shares will be voted in favor of the Adjournment Proposal only if you indicate that you wish to vote in favor of that proposal.

If you hold Common Shares beneficially in street name and do not provide your broker, bank or other nominee with voting instructions on the Merger Proposal, the Adjournment Proposal or the Election Proposal, each a “non-discretionary” matter, your Common Shares may constitute “broker non-votes.” With respect to the Auditor Proposal, a “discretionary” matter, your broker, bank or other nominee is permitted to vote your Common Shares even if it does not receive voting instructions from you, so there will be no broker non-votes on this matter.

Because the approval of the Merger Proposal at the Annual Meeting requires two separate voting thresholds to be met, which thresholds are determined based on a specified percentage of certain outstanding Common Shares, failures to vote, in addition to abstentions and broker non-votes, will have the same effect as a vote “AGAINST” the Merger Proposal for purposes of the votes required under the Merger Agreement. Failures to vote, in addition to withhold votes and broker non-votes, will not affect the outcome of the election of directors, assuming that a quorum is present. Failures to vote, in addition to abstentions, will not affect the outcome of the Auditor Proposal, assuming that a quorum is present. Failures to vote, in addition to abstentions and broker non-votes, will not affect the outcome of the Adjournment Proposal, assuming that a quorum is present.

Q:	What is the voting requirement to approve the Merger Proposal?

A:	Pursuant to the terms of the Merger Agreement, the Merger Proposal must be approved by the affirmative vote of holders of:

(x) a majority of the voting power of the issued and outstanding Common Shares beneficially owned by the Unaffiliated Shareholders; and

(y) a majority of the voting power of the issued and outstanding Common Shares entitled to vote on the Merger Proposal at the Annual Meeting or any adjournment or postponement thereof.

For the Merger Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” The approval of the Merger Proposal satisfying both thresholds noted in clauses (x) and (y) above is a non-waivable condition to the parties’ obligations to consummate the Merger.

Pursuant to the Voting Agreements, Mr. Sokol, Fairfax and Washington, which collectively beneficially own 69.8% of the issued and outstanding Common Shares as of the Record Date, agreed to vote all of the Common Shares that such parties own “FOR” the Merger Proposal, thereby satisfying the required vote specified in clause (y) above. Their votes will have no effect on the required vote specified in clause (x) above.

Q:	What is the voting requirement to approve the Election Proposal?

A:

If a quorum is present at the Annual Meeting, the eight nominees receiving the highest number of “FOR” votes at the Annual Meeting will be elected as directors to the Board. You may vote “FOR” all the nominees or you may vote “WITHHELD” with respect to one or more of the nominees.

Q:	Is cumulative voting permitted for the election of directors?

A:

No. We do not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the Annual Meeting, each Common Share outstanding as of the close of business on the Record Date will be entitled to one vote.

Q:	What is the voting requirement to approve the Auditor Proposal?

A:

If a quorum is present at the Annual Meeting, approval of the Auditor Proposal requires the affirmative vote of a majority of the votes cast by holders of the Common Shares present virtually or by proxy at the Annual Meeting and entitled to vote. For the Auditor Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.”

Q:	What is the voting requirement to approve the Adjournment Proposal?

A:

If a quorum is present at the Annual Meeting, approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Common Shareholders present virtually or by proxy at the Annual Meeting and entitled to vote. For the Adjournment Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.”

Q:	What happens if additional matters are presented at the Annual Meeting?

A:

Other than the four items of business described in this proxy statement, we are not aware of any business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxyholders, Mr. Chen and Mr. Andrew E. Derksen, or either of them, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What if during the check-in time or during the Annual Meeting I have technical difficulties or trouble accessing the virtual meeting website?

A:

If the Company experiences technical difficulties during the virtual Annual Meeting (e.g., a temporary or prolonged power outage), the Company will determine whether the virtual Annual Meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the virtual Annual Meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any such situation, the Company will promptly notify shareholders of the decision via                 .

The Company will have technicians ready to assist you with any individual technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website during the check-in or meeting time for the Annual Meeting, please call the technical support number that will be posted on the virtual meeting website log-in page at                 .

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your Common Shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your Common Shares are registered in more than one name, you will receive more than one proxy card.

Please complete, sign, date and return each proxy card that you receive or follow the instructions on each card to vote via the Internet or the telephone.

Q:	What happens if I sell my Common Shares before the Annual Meeting?

A:

The Record Date for the Annual Meeting is earlier than both the date of the Annual Meeting and the consummation of the Merger. If you transfer your Common Shares after the Record Date of the Annual Meeting but before the Annual Meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your Common Shares and each of you notifies the Company in writing of such special arrangements, you will retain your right to vote such Common Shares at the Annual Meeting but will transfer the right to receive the Merger Consideration, if the Merger is completed, to the person to whom you transfer your Common Shares. In order to receive the Merger Consideration, you must hold your Common Shares through completion of the Merger.

Q:	How may I obtain a separate set of voting materials?

A:

If you share an address with another shareholder, you may receive only one set of the proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Atlas Corp.

Attention: Secretary

23 Berkeley Square

London, United Kingdom

W1J 6HE

Telephone: +44 20 7788 7819

Email: legal@atlascorporation.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will solicit and bear the cost of soliciting votes for the Annual Meeting?

A:

The Company has engaged Innisfree M&A Incorporated (“Innisfree”) in the solicitation of proxies for the Annual Meeting. Innisfree will be paid approximately $                (the “Service Fee”) by the Company for these and other consulting, analytic and advisory services in connection with the Annual Meeting and, upon approval by the Common Shareholders of the Merger Proposal, an additional fee equal to 50% of such Service Fee. In addition, the Company has agreed to reimburse Innisfree for certain fees and expenses and will also indemnify Innisfree, its subsidiaries and their respective directors, officers, employees and agents against certain claims, liabilities, losses, damages and expenses. Forms of proxies and proxy materials may also be distributed through brokers, banks and other nominees to the beneficial owners of Common Shares, in which case these parties will be reimbursed by the Company for their reasonable out-of-pocket expenses. Proxies also may be solicited by the Company’s and its affiliates’ directors, officers and employees by telephone, electronic mail, letter, facsimile or in person, but no additional compensation will be paid to them.

Q:	How will I receive the Merger Consideration to which I am entitled?

A:

Promptly after the consummation of the Merger, American Stock Transfer & Trust Company, LLC, as exchange agent (the “Exchange Agent”), will provide to each holder of record of Target Shares instructions and, to the extent any of the Common Shares are held in certificated form, a letter of transmittal, for effecting the surrender of Common Shares to the Exchange Agent. If your Common Shares are held in street name through a bank, broker or other nominee, you should contact your bank, broker or other nominee for instructions as to how to effect the surrender of your street name Common Shares in exchange for the Merger Consideration.

Q:	Where can I find the voting result of the Annual Meeting?

A:

The preliminary voting results are expected to be announced at the Annual Meeting. In addition, following the certification of the final voting results, the Company will furnish the final voting results to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:	If the Merger is not completed, holders of Common Shares may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Advance Notice Proposals of Business

Our bylaws provide notice procedures for shareholders to propose business to be considered by shareholders at an annual meeting (but our bylaws do not require the business to be included in the proxy statement). For a shareholder proposal under our advance notice provisions, the relevant shareholder must comply with and provide the information and representations required by our bylaws in respect of such proposals of business and give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by our Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the date on which we first mailed the proxy materials for the previous year’s annual meeting. Accordingly, for our 2024 annual meeting, notice of a proposal of business under our advance notice provisions must be delivered to us no earlier than                  and no later than                .

Proposals should be sent by mail or email communication addressed to:

Atlas Corp.

Attention: Secretary

23 Berkeley Square

London, United Kingdom

W1J 6HE

Email: legal@atlascorporation.com

Advance Notice Nominations of Director Candidates

Shareholders may propose director candidates for consideration by the Board in determining nominees for election at the annual shareholder meeting in 2024 under our advance notice provisions as well. Specifically, our bylaws permit shareholders to nominate directors for election at an annual meeting. To nominate a director, the shareholder must comply with and provide the information and representations required by the Company’s bylaws in respect of director nominations under the advance notice provisions. In addition, the relevant shareholder must give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting. Accordingly, for our 2024 annual meeting, notice of a director nomination under our advance notice provisions must be delivered to us no earlier than                 and no later than                 .

Other Recommendations of Director Candidates

Shareholders may also propose director candidates for consideration by the Board in determining nominees for election at the annual shareholder meeting in 2024 outside of our advance notice provisions. Such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to our Secretary at the address set forth above. The recommendation should also contain all of the information regarding the nominee required under the advance notice provisions of our bylaws.

Copy of Bylaws Provisions

Shareholders may contact our Secretary at the address set forth above for a copy of the relevant provisions in our bylaws regarding the requirements for making shareholder proposals and nominating director candidates. Our bylaws also available as an exhibit to the Company’s 2021 Annual Report on Form 20-F is available under

“Financial Information—Annual Reports” in the Investors section of our website at www.atlascorporation.com and at the website of the SEC at www.sec.gov. Please see “Where You Can Find More Information.”

Q:	When do you expect the Merger to be completed?

A:	Assuming timely satisfaction of other closing conditions, including the approval of the Merger Proposal, the Merger is targeted to close in the first half of 2023.

Q:	What conditions must be satisfied to complete the Merger?

A:

A number of conditions must be satisfied before the Company and Poseidon can complete the Merger, including approval of the Merger Proposal. For additional information, please see “The Merger Agreement—Conditions to Completion of the Merger.”

Q:	What happens if the Merger is not completed?

A:

If the Merger Proposal is not approved, or if the Merger is not completed for any other reason, you will not receive the Merger Consideration for your Common Shares in connection with the Merger, you will continue to own the Common Shares that you currently own, and the Common Shares will continue to be listed and trade on the NYSE.

Q:	Are shareholders entitled to dissenters’ or appraisal rights?

A:

No. Common Shareholders and the holders of the Series D Preferred Shares, the Series H Preferred Shares, and the Series I Preferred Shares do not have dissenters’ or appraisal rights under Marshall Islands law or the Company’s articles of incorporation or bylaws with respect to the Merger. Fairfax, as the holder of all of the Series J Preferred Shares, has waived its appraisal rights in connection with the Merger.

Q:	Who can help answer my questions?

A:

If you have any questions about the Merger Proposal, the Annual Meeting Proposals, the Adjournment Proposal, or the Annual Meeting, or need additional copies of this proxy statement or the enclosed proxy card or require assistance in voting your Common Shares, you should contact Innisfree, the Company’s proxy solicitor, from the U.S. and Canada at +1 (877) 456-3507, or from other countries at +1 (412) 232-3651. Banks and brokers may call Innisfree collect at +1 (212) 750-5833.

Q:	How may I obtain the Company’s Annual Report on Form 20-F filed with the SEC?

A:

The 2021 Annual Report on Form 20-F is available under “Financial Information—Annual Reports” in the Investors section of our website at www.atlascorporation.com and at the website of the SEC at www.sec.gov. Please see “Where You Can Find More Information.”

Q:	How may I communicate with the Company’s Board or the independent directors on the Company’s Board?

A:	You may submit any communication intended for the Board or the independent directors by directing the communication by mail or email addressed as follows:

Atlas Corp.

Attention: Chairman of the Board

23 Berkeley Square

London, United Kingdom

W1J 6HE

Email: legal@atlascorporation.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement and the other documents referred to or incorporated by reference into this proxy statement contain forward-looking statements concerning our operations, cash flows, and financial position, including, in particular, the completion and timing of the Merger and the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in our reports that we file and furnish with the SEC.

These forward-looking statements represent our estimates and assumptions only as of the date of this proxy statement or the date of such other filing, as the case may be, and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this proxy statement and the other documents referred to or incorporated by reference into this proxy statement. These statements are subject to risks and uncertainties, including, but not limited to:

•

The inability to complete the Merger in 2023 or at all due to the failure to satisfy conditions to completion of the Merger, including the receipt of all required governmental and third-party consents and approvals and the absence of any legal restraint or prohibition enjoining or otherwise prohibiting the consummation of the Merger or making the consummation of the Merger illegal.

•	The failure to receive, on a timely basis or otherwise, the required approvals of the Merger by the Common Shareholders, including the Unaffiliated Shareholders.

•	The potential impact of the announcement or consummation of the Merger on the Company’s relationships, including with employees, suppliers, customers and competitors.

•	The occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement.

•	Risks related to distraction of Management from the Company’s and its subsidiaries’ ongoing business operations due to the time and effort required to complete the Merger.

In addition, a number of important factors could affect the future operations, cash flows and financial position of the Company and its subsidiaries, and could cause results to differ materially from those expressed in or implied by such forward-looking statements, including, but not limited to the following:

•	The continued ability of the Company’s and its subsidiaries’ customers to satisfy their obligations under their commercial and other agreements.

•	Our expectations as to impairments of our vessels, including the timing and amount of potential impairments.

•	The future valuation of our vessels and goodwill.

•	Global economic and market conditions and shipping market trends, including charter rates and factors affecting supply and demand for our containerships.

•	Changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business.

•	Changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values.

•	Taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholders.

•

The factors generally described in the Company’s Annual Report on Form 20-F filed for the year ended December 31, 2021, and the Company’s other filings with the SEC, each of which are incorporated by reference into this proxy statement; all forward-looking statements included in this proxy statement are expressly qualified in their entirety by such cautionary statements.

Forward-looking statements in this proxy statement are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise, except as otherwise required by applicable law. You should carefully review and consider the various disclosures included in this proxy statement and the other documents referred to or incorporated by reference into this proxy statement, which attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

SPECIAL FACTORS

This section of the proxy statement describes the material aspects of the proposed Merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement and the documents incorporated herein by reference, including the full text of the Merger Agreement for a more complete understanding of the Merger. A copy of the Merger Agreement is attached hereto as Annex A. In addition, important business and financial information about the Company is included in or incorporated into this proxy statement by reference. See “Where You Can Find More Information.”

Effects of the Merger

Subject to the terms and conditions of the Merger Agreement and in accordance with the laws of the Republic of the Marshall Islands, the Merger Agreement provides for the merger of Merger Sub with and into the Company. The Company will survive the Merger (the Company, as the surviving entity in the Merger, being sometimes referred to herein as the “Surviving Corporation”), and the separate corporate existence of Merger Sub will cease. As a result of the Merger, Poseidon will own all of the Common Shares and the Company will survive as a direct subsidiary of Poseidon.

Effect on Ownership Structure and Status of Common Shares

The Merger Agreement provides that, at the Effective Time, each Common Share outstanding immediately prior to the Effective Time (other than the Rollover Shares contributed to Poseidon pursuant to the Rollover Agreements, the Restricted Shares and Common Shares owned by the Company or any wholly owned subsidiary of the Company) will be converted into the right to receive $15.50 in cash, without interest, subject to any applicable withholding. Each Rollover Share, all of which will be owned by Poseidon at the Effective Time, will remain outstanding as one common share of the Surviving Corporation.

As a result, at the Effective Time, the Target Shareholders will cease to own any Common Shares or have rights as Common Shareholders of the Company. Therefore, the Target Shareholders will not participate as Common Shareholders in the Company’s earnings, growth or receipt of dividends following the Merger and will not benefit from any increase in value of the Common Shares following the Merger.

The Common Shares are currently listed on the NYSE under the symbol “ATCO.” Following completion of the Merger, the Common Shares will cease to be listed on the NYSE and will be deregistered under the Exchange Act, and there will be no public market for the Common Shares.

The Preferred Shares outstanding immediately prior to the Effective Time will remain outstanding and be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by the statement of designation of such Preferred Shares, which statement of designation is not changing as part of the Merger. The Series D Preferred Shares, the Series H Preferred Shares and the Series I Preferred Shares are expected to continue to trade on the NYSE immediately following the completion of the Merger.

Effect on Organization and Management

At the Effective Time and by virtue of the Merger, (i) the articles of incorporation of the Company as in effect immediately prior to the Effective Time will be the articles of incorporation of the Surviving Corporation, until amended in accordance with applicable law, and (ii) the bylaws of the Company as in effect immediately prior to the Effective Time will be amended and restated to read in their entirety as set forth in the bylaws of Merger Sub in effect immediately prior to the Effective Time (except that references to the name of Merger Sub will instead refer to Atlas Corp.), until amended in accordance with their terms and applicable law.

From and after the Effective Time, the directors and officers of the Company immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation, until their successors are duly elected or appointed and qualified in accordance with applicable law. It is expected that, upon consummation of the Merger, the Company will conduct its operations substantially as they currently are being conducted. In addition, the Company will continue to be a reporting company under the Exchange Act.

Background of the Merger

As part of its regular oversight of the Company’s business, the Board, together with Management, regularly reviews the Company’s overall operational and strategic priorities and plans.

Until 2019, the Company operated as Seaspan Corporation (together with its subsidiaries, “Seaspan”) and had a single line of business: containership leasing. In 2019, the Company reorganized to create a public holding company for Seaspan (which became a wholly-owned subsidiary of the Company) and a new business that the Company acquired at that time, APR Energy Ltd. (together with its subsidiaries, “APR”). This acquisition diversified and expanded the Company’s assets into the energy industry. Seaspan is far larger than APR and remains the Company’s primary business, accounting for approximately 89% of the Company’s revenues for the year ended December 31, 2021 and approximately 91% of the Company’s revenues for the nine months ended September 30, 2022.

In overseeing the Seaspan business, the Board’s operational reviews and discussions with Management have included consideration of, among other things: (i) the consolidated containership liner market and volatile business environment in which Seaspan operates; (ii) the possibility that containership liner customers would acquire their own tonnage in light of increased liner profitability; (iii) the impact of inflation given the long-term contracted nature of Seaspan’s revenue stream, that results in fixed rates notwithstanding variable costs; (iv) uncertainty regarding the future re-contracting of vessels on existing long-term charters and the associated risk of operating in the spot market; (v) potential impact on vessel value in an environment with a developing focus on, and regulation regarding, decarbonization; and (vi) the ability of the Company to grow the containership leasing business through accretive vessel acquisitions and newbuilds. The Board also regularly considers the potential effects on the Company’s business of changing macroeconomic, geopolitical, regulatory and industry trends and developments. In furtherance of this oversight, Mr. Bing Chen, President and Chief Executive Officer of the Company, and Mr. David Sokol, Chairman of the Board, hold standing weekly business update calls.

As part of its broader strategic oversight of the Company, each of the Board and Management also have consistently focused on the Company’s capital structure and needs, including: (i) the impact that the Company’s concentrated ownership and limited public float have on the trading price of the Common Shares; (ii) the Company’s capital requirements in light of its already highly leveraged business model; and (iii) the effect of rising interest rates given the leverage utilized in Seaspan’s business. In this process, the Board and Management have considered possible acquisitions, dispositions and combinations with strategic parties, strategies to attract competitively-priced debt and fairly-valued equity capital, potential changes to the Company’s capital structure, and the possibility of a sale of the Company or take-private transaction involving current shareholders.

During 2021 and 2022, the Board and Management pursued two distinct strategic review processes: one focused on efforts to reduce perceived market undervaluation of the Common Shares that, among other things, made raising equity capital unattractive (the “Strategic Equity Review”), and one designed to explore a broad range of strategic options available to the Company, which arose out of ordinary course discussions with customers and their affiliates (the “Strategic Options Review”).

The 2019 acquisition of the APR business was one of a number of efforts by the Board and Management prior to the Strategic Equity Review to attempt to distinguish the Company from other companies in the containership leasing industry. Other efforts included Seaspan’s industry-leading newbuild program, Seaspan’s longer-term charter arrangements intended to create greater cash flow visibility and predictability, and the Company’s balance sheet optimization efforts. These efforts did not, however, result in a material improvement in the multiple to EBITDA at which the Common Shares were traded.

In furtherance of the Strategic Equity Review, in the fourth quarter of 2021, Management held discussions with several investment banks, including Financial Advisor A and Morgan Stanley & Co. LLC (“Morgan Stanley”) about possible ways of shifting the market perception of the value of the Common Shares. No investment bank was formally engaged to support these efforts. On November 1, 2021, the Board held a meeting at which Phase 1 of the Strategic Equity Review was discussed. Phase 1 focused on an assessment of the Company’s key value drivers and the market perception of the Company.

As part of its ongoing operational activities, Management has explored opportunities to broaden and deepen strategic relationships with the Company’s customers. As part of these activities, in or about July 2021, Mr. Chen held a discussion with a large shareholder (“Party A”) of one of Seaspan’s customers (“Party B”). During this conversation, discussion arose regarding whether there would be synergies in a potential strategic transaction between the Company and Party B. Following this discussion, on October 31, 2021, Party A entered into a non-disclosure agreement with the Company and commenced diligence, including with respect to non-public information about the Company’s business. The non-disclosure agreement with Party A did not prohibit either Party A or Party B from making approaches to the Board regarding potential strategic transactions.

At meetings of the Board held on November 1 and 2, 2021, the Board discussed the possibility of a strategic transaction with Party B. At this meeting, the Board decided to conduct the Strategic Options Review. The Board also authorized the Company to engage a financial advisor to assist in the Strategic Options Review, including to assist in considering a potential transaction with Party B.

Mr. Sokol interviewed two financial advisors on behalf of the Company, ultimately selecting Financial Advisor B on December 2, 2021. Financial Advisor B was directed, as part of the Strategic Options Review, to present to the Board on a broad range of strategic options available to the Company, including, among others, maintaining the status quo with a continued focus on investor communications, and various transactions involving the Company, including a take private transaction led by one or more existing significant shareholders, a merger with a strategic shipping partner, and a sale of Seaspan, APR or the entire Company to a third party. Financial Advisor B was informed that there was no preferred option, and that the Board’s goal was to consider any option to maximize value to shareholders. As part of its mandate, Financial Advisor B was directed to work with Party A and its advisors to pursue discussions about a potential strategic transaction with Party B.

On December 2, 2021, members of Management met with members of management of Party A to discuss the potential terms of a strategic transaction involving an acquisition of Seaspan by Party B. Discussions regarding such a transaction continued from December 2021 through January 2022. During these discussions, the Company shared materials on key business plan drivers and a list of potential synergies that could arise from a combination between Party B and Seaspan. Party A suggested to Financial Advisor B that it would be prepared to present to the board of directors of Party B a potential acquisition of Seaspan by Party B for a mix of cash and stock; however, Party B never presented a formal proposal to the Company for such a transaction, and Management and Party B had significantly different views on both the value of Seaspan and the value of Party B’s stock. On January 11, 2022, after discussion with Management and Mr. Sokol, representatives of the Company advised Party A that given the difference in the views of the parties, the Company would cease discussions regarding a potential transaction.

At meetings of the Board held on February 24 and 25, 2022 (the “February 2022 Board Meetings”), Management updated the Board with respect to each of the Strategic Equity Review and the Strategic Options Review. With respect to the Strategic Equity Review, Management discussed Phase 2 of that review, which was focused on, among other things, seeking to increase the multiple to EBITDA at which the Common Shares trade through intensive investor engagement over the course of 2022 (including by communicating Management’s view on appropriate peer companies) and encouraging a shift in the Company’s shareholder base toward more institutional investors. Management also discussed whether, over the longer term, the Company’s Common Shares would trade at a higher multiple to EBITDA if the Company were to expand its business more significantly outside of the shipping industry into a range of other infrastructure activities. In materials discussing Phase 2 of the Strategic Equity Review, Management included a sum-of-the-parts potential valuation of the Company with a mid-point of $18.50 per Common Share.

With respect to the Strategic Options Review, Management mentioned the discussions with Party A regarding a potential transaction with Party B. Also with respect to the Strategic Options Review, Management discussed with the Board a presentation prepared by Financial Advisor B that had been delivered to the Board on February 17, 2022. Among other things, Financial Advisor B’s presentation contained a set of projections for each of Seaspan and APR prepared by Management. The presentation also included a preliminary valuation for the Common Shares, based on a sum-of-the-parts analysis, and focused on a discounted cash flow model and dividend discount model, with reference to trading comparables and transaction multiples, of $14.67—$22.20 per Common Share. Such range did not factor in the existing debt covenant restrictions on dividends, which Financial Advisor B suggested would reduce equity value under its dividend discount model by approximately $2.40 per share, with refinancing of such debt covenants incurring breakage costs of an estimated $1.00 per share. As part of its analysis, which covered a wide range of potential strategic options, from continuing the status quo to selling all of part of the Company, while Financial Advisor B’s presentation included observations generally consistent with Management’s views in the Strategic Equity Review, it also observed that absent significant business transformation, likely including either development of new organic growth strategies for existing businesses or meaningful new capital investment for inorganic growth of existing businesses or diversification (which Financial Advisor B indicated could be difficult to obtain in public markets on terms that would be attractive to holders of Common Shares), there appeared to be limited potential for meaningful additional shareholder value creation or trading multiple expansion. Financial Advisor B also presented hypothetical sources and uses analyses for both an acquisition of 100% of the Common Shares and an acquisition of Common Shares held by stockholders of the Company other than Fairfax and Washington at an illustrative purchase price of $18.55 per share, which was the mid-point of the discounted cash flow model and dividend discount model for Financial Advisor B’s sum-of-the-parts analysis. At the conclusion of the February 2022 Board Meetings, the Board directed Management to continue exploring strategic options to fund the Company’s future growth, with a particular focus on an investment from or combination with a strategic partner, rather than a financial investor.

In furtherance of the directive provided at the February 2022 Board Meetings, Management considered expanding the Company’s relationship with ONE. ONE has been a Seaspan customer since April 2019 and is one of only eight customers of the Seaspan business. Management had worked with ONE from April 2021 on project partnerships to develop decarbonization initiatives, develop the Company’s fleet, and improve vessel management. In addition, ONE was projected to become the largest customer of Seaspan (measured on the basis of lease-weighted twenty-foot equivalent units) by 2025. In light of these factors, Mr. Chen scheduled a meeting with senior management of ONE to discuss whether the two companies should explore a potential broader strategic operating relationship building off of the three partnership projects that were already underway. On February 27, 2022, while traveling from a Board meeting in London, Mr. Chen stopped in Singapore to hold preliminary discussions with management of ONE about potential opportunities to expand the two companies’ strategic and commercial relationship. On March 1 and 2, 2022, Mr. Chen met with Mr. Yasuki Iwai, Managing Director of ONE, in Singapore to continue these discussions. On March 4, 2022, Mr. Chen, along with Mr. John Hsu, an independent director on the Board who resides in Singapore, had a lunch meeting in Singapore with representatives of ONE to discuss the industry and the companies’ operations generally. No detailed discussions regarding any business combination occurred at either of these meetings.

On March 7, 2022, ONE entered into a non-disclosure agreement with the Company, and the Company began to make certain non-public information about the Company’s business available to ONE. However, no specific transaction was proposed by either ONE or the Company.

On March 30, 2022, the Company held an investor day presentation open to the public at which it reviewed its operational and financial strategies and long-term financial guidance. The document distributed in connection with this presentation, among other things, reported $17.9 billion of long-term gross contracted cash flows for the Company and that the Company had exceeded 2021 guidance (which had been revised upward during the year) with record annual results, and provided guidance reflecting a 17% cumulative annual growth rate in Adjusted EBITDA from $1.112 billion in 2022 to $1.750 billion in 2025. The trading price of the Common Shares closed at $14.68 on March 31, 2022, down over 5.5% from the $15.54 per Common Share closing price on March 30, 2022.

Between April 29 and May 3, 2022, members of Management, including Mr. Chen, and members of management of ONE, including Mr. Iwai, met in person in Munich, Germany. The meetings focused on the long-term strategy of both companies and potential operational and cost synergies of their partnership. At the meetings, both companies discussed their relative businesses’ strengths and future growth opportunities and high-level scenarios of a potential strategic business partnership, including working together on a written presentation that was subsequently prepared by the Company on May 14, 2022 (as discussed below). Following the meetings, the parties determined to continue due diligence regarding a potential strategic business partnership.

At a meeting of the Board held on May 10, 2022, the Board discussed, among other things, the trading price of the Common Shares in relation to the Company’s consistent performance during 2022. Management indicated that among the reasons for the price of the Common Shares was the fact that the Company’s public float was very low, which limited the ability of many investment funds to invest in the Common Shares. Other observations related to the nature of the Company’s business and cyclicality, the Company’s ability to build a stable business that could survive cycles and the Company’s ownership of Seaspan and APR. Following such meetings, Mr. Sokol began to consider exploring a going-private transaction in order to permit the Company to pursue its strategy without being subject to public reporting requirements and market dynamics of having publicly traded Common Shares.

On May 14, 2022, in furtherance of the ongoing discussions with ONE, members of Management revised the presentation that had been first drafted during the meetings in Munich in early May and sent the presentation to ONE. The presentation, among other things, noted that the liner business was nearing the peak of the market and was forecasted to normalize in the near-term due to delivery of newbuild tonnage, an increased risk of an economic slowdown, and easing of pandemic-related supply chain congestion. The presentation suggested that a business combination between the Company and ONE could enable both businesses to navigate the concerning negative industry outlook with greater stability and scale. The presentation did not make any proposal or offer with respect to any transaction. This presentation included two illustrative transaction structures for discussion purposes: a stock-for-stock transaction with illustrative prices for the Common Shares between $16.50-$23.38, which were calculated to reflect premiums of 20%-70% to $13.75, which was the 30-day volume weighted average price of the Common Shares as of April 29, 2022, or a cash-out transaction with illustrative prices for the Common Shares between $18.00-$21.00. The presentation also discussed potential considerations if any potential combination were structured as the acquisition of the Common Shares held by stockholders other than Fairfax and Washington.

During May 2022, Mr. Sokol had discussions with a representative of Financial Advisor B regarding a potential going-private transaction involving the Company that he would lead and whether Financial Advisor B could connect Mr. Sokol with potential investors. Mr. Sokol then engaged Honigman LLP (“Honigman”) to review the legal aspects of a potential take-private transaction involving multiple parties, including through the purchase of all of the Common Shares not held by Mr. Sokol, Fairfax and Washington (the “Take-Private Transaction”).

On May 18, 2022, Seaspan announced that it had entered into agreements with a major shipyard to construct four ultra-modern 7,700 TEU dual-fuel liquefied natural gas containership newbuilds (the “New Build Vessels”).

ONE’s diligence of Seaspan, in cooperation with Management, continued in June and July of 2022. ONE’s financial advisor, Citigroup Global Markets Singapore Pte. Ltd. (“Citi”), was granted access to a virtual data room on June 12, 2022, and its legal counsel, Latham & Watkins LLP (“L&W”), was granted such access on July 15, 2022. A future meeting between the management teams that participated in the meetings in Munich was scheduled to be held in August to discuss further potential terms of a transaction, including those related to valuation. Following the unsolicited proposal delivered to the Board on August 4, 2022, such meeting was cancelled.

During a standing weekly call between Mr. Sokol and Mr. Chen on June 18, 2022, Mr. Sokol informed Mr. Chen that Mr. Sokol had been working toward putting together a consortium to make a proposal to the Board regarding a potential take-private transaction. Mr. Sokol noted that, as part of that effort, Mr. Sokol may seek a new potential investor in the Company, and had preliminary discussions regarding participation by an infrastructure fund. Mr. Sokol asked Mr. Chen for Mr. Chen’s views regarding such a potential investor, and Mr. Chen provided his views on the advantages and disadvantages of seeking potential investors who were infrastructure investors generally versus investors who could also function as strategic partners. Mr. Chen suggested that Mr. Sokol may want to consider ONE as a potential investor in a consortium given the ongoing dialogue between the Company and ONE, the various existing partnerships between the Company and ONE, and ONE’s position in Seaspan’s customer base.

During the week of June 27, 2022, Mr. Chen introduced Mr. Sokol to representatives of ONE. Following discussions between representatives of ONE and Mr. Sokol, ONE expressed interest in proceeding with the Take- Private Transaction together with Fairfax and Washington which would be funded primarily by ONE as proposed by Mr. Sokol.

On July 6, 2022, Mr. Sokol communicated with the members of the Board asking that they be prepared to discuss potential strategic alternatives for the Company at the upcoming Board meeting on August 4, 2022.

On July 12, 2022, Mr. Sokol and representatives of ONE held a conference call during which Mr. Sokol reviewed the steps needed to make a formal proposal for the Take-Private Transaction to the Company. On July 15, 2022, Mr. Sokol and representatives of ONE held a conference call at which they further discussed what ONE would be required to provide in order to commit to the Take-Private Transaction. On that day, Mr. Sokol spoke with a representative of Financial Advisor B, who indicated that the potential infrastructure fund partners would require a few additional weeks in order to complete due diligence and deliver a proposal. Mr. Sokol noted that this would not work in light of his proposed timing and thereafter there were no further discussions with Financial Advisor B regarding the potential participation of an infrastructure fund in the Take-Private Transaction.

Between July 16, 2022 and July 26, 2022, Honigman and L&W exchanged drafts of a Joint Bidding Agreement, Equity Commitment Letters, a Bid Letter and a term sheet for a Shareholders Agreement among the members of the Consortium (the “Consortium Agreements”). Honigman also prepared a draft of a merger agreement, which was provided to L&W and drafts were exchanged between L&W and Honigman.

On July 27, 2022, Mr. Sokol informed Fairfax and Washington of his proposal for the Take-Private Transaction and he presented the draft Consortium Agreements to each of Fairfax and Washington for review by their counsel. Thereafter, Washington engaged K&L Gates LLP (“K&L”) and Fairfax engaged Torys LLP (“Torys”) and Honigman, L&W, K&L and Torys, negotiated the terms of the Consortium Agreements in anticipation of a potential Take-Private Transaction.

On August 1, 2022, Mr. Sokol formally presented the proposal for the Take-Private Transaction to representatives of Fairfax and Washington at an in-person meeting. Following such meeting, each of Fairfax and

Washington expressed their interest in participating in the Take-Private Transaction subject to further discussions with ONE. Thereafter, on that day, a conference call was held among representatives of Fairfax, Washington and ONE and Mr. Sokol at which representatives of ONE were introduced to the representatives of Fairfax and Washington and the Take-Private Transaction was discussed.

On August 4, 2022, the Audit Committee of the Board (the “Audit Committee”) held a regularly scheduled Audit Committee meeting in London. On the same day, shortly following that meeting, Mr. Sokol orally delivered to the Board a non-binding proposal from Poseidon, an entity formed by Mr. Sokol, which was the lead bidding party under the Consortium Agreements, to purchase all of the outstanding Common Shares not owned by Fairfax, Washington, Mr. Sokol and their affiliates and certain unidentified executive officers of the Company (such common shares, the “Target Shares”, and such transaction, the “Proposed Transaction”) for $14.45 per Target Share (the “Initial Consortium Proposal”), representing a premium of approximately 32.1% to the average closing price of the Common Shares over the prior 30 days and a premium of 28.8% to the average closing price of the Common Shares over the prior 60 days. The Board also received the Initial Consortium Proposal via letter. The letter stated that the Proposed Transaction was conditioned on approval and recommendation of a special committee of independent directors of the Board that would be fully-empowered to review and accept or reject the Proposed Transaction or any other proposal that the Consortium may make, in conjunction with independent legal and financial advisors selected and engaged by such special committee, and that the definitive agreement providing for any transaction with the Consortium include, as a non-waivable condition, that any transaction be approved by, in addition to any other required vote, the holders of a majority of the Target Shares not held by members of the Consortium, and that such conditions were non-waivable. The letter further stated that members of the Consortium, in their capacity as shareholders of the Company and holding 69.8% of the voting power, were not interested in selling their Common Shares to another party and that, if a transaction did not occur, the relationships among the Consortium members and the Company would not be adversely affected.

Later on August 4, 2022, each of Poseidon and the Company issued a press release to publicly disclose the Initial Consortium Proposal, including through publication of a copy of the Poseidon proposal letter.

On August 5, 2022, the Board, by action taken at a meeting, established the Special Committee to, among other things, review, evaluate and negotiate the Proposed Transaction and alternatives thereto. Nicholas Pitts-Tucker, Mr. Hsu, and Katharine A. Wade were designated as the members of the Special Committee. In advance of the Board meeting, in the ordinary course, Management provided the Board with materials regarding the Company’s business and outlook, including financial projections for Seaspan (the “August Board Projections”).

On August 5, 2022, the Company filed a report on Form 6-K and, on August 5 and 8, 2022, Mr. Sokol, Washington and Fairfax filed Schedules 13D, in each case relating to the Initial Consortium Proposal. The Schedules 13D attached the executed JBA among the members of the Consortium. Among other things, the JBA provided that each member of the Consortium would, until the termination of the JBA, work exclusively with the other members of the Consortium in pursuing the Proposed Transaction. The JBA also contemplated that each of ONE, Deep Water Holdings and Mr. Sokol would provide equity financing to the Consortium pursuant to equity commitment letters attached to the Schedules 13D, and that each of Fairfax, Washington and Mr. Sokol would enter into rollover agreements pursuant to which they would rollover their Common Shares in the Proposed Transaction (including, in the case of Fairfax, the Common Shares to be issued upon the exercise of certain warrants held by Fairfax), with the value of such Common Shares for purposes of such rollover being equal to the price paid per Common Share pursuant to any ultimately executed Merger Agreement.

On August 6, 2022, the Special Committee engaged Gibson, Dunn & Crutcher LLP (“Gibson Dunn”) and Morris, Nichols, Arsht & Tunnell LLP (“Morris Nichols”) as its legal counsel with respect to the Proposed Transaction. From time to time thereafter, Gibson Dunn and Morris Nichols consulted with Reeder & Simpson P.C. (“R&S”), counsel to the Company in the Republic of Marshall Islands (“RMI”), as to matters of RMI law.

Also on August 6, the Special Committee held a meeting attended by representatives of Gibson Dunn and Morris Nichols to discuss the duties of the Special Committee in connection with its exploration, consideration, review and evaluation of the Proposed Transaction and alternatives thereto, the financial advisor selection process, potential timeline, certain key issues and considerations in the evaluation and potential negotiation of the Proposed Transaction, and next steps.

On August 7, 2022, the Special Committee held a meeting attended by representatives of Gibson Dunn and Morris Nichols to discuss the Proposed Transaction and alternatives thereto. Among other things, at this meeting, the Special Committee discussed logistics for receiving reactions and feedback of the shareholders and customers of the Company in connection with the public disclosure of the Initial Consortium Proposal.

Also on August 7, 2022, Honigman was granted access to a virtual data room of the Company.

On August 8, 2022, the Board, by resolutions, confirmed that each member of the Special Committee remained independent: (i) under the independence standards for directors who serve on an audit committee of a board of directors established by the Exchange Act, and the rules and regulations of the SEC thereunder, (ii) pursuant to the rules and regulations by the NYSE, and (iii) as a matter of RMI law. The Board authorized the Special Committee to: (i) consider, review, evaluate and analyze any potential conflicts of interest (“Potential Conflicts”) among or between the members of the Consortium and the Company and the Target Shareholders arising in connection with the Proposed Transaction; (ii) perform appropriate due diligence on and valuation analyses with respect to the Proposed Transaction; (iii) consider, review, evaluate and analyze the terms and conditions of the Proposed Transaction; (iv) negotiate the terms and conditions and any documentation of the Proposed Transaction directly with the members of the Consortium and the counsel and advisor to each of them, as the Special Committee deemed necessary or appropriate, in its sole discretion; (v) review and make such investigation of potential alternatives to the Proposed Transaction, including maintaining the status quo, as the Special Committee deemed necessary or appropriate, in its sole discretion; (vi) consult with, advise and/or direct Management in connection with discussions and/or negotiations concerning potential terms and conditions of the Proposed Transaction; (vii) determine whether the Proposed Transaction is in the best interest of the Target Shareholders; and (viii) determine whether to approve, and to recommend that the Board and the Target Shareholders approve, the Proposed Transaction. The Board further resolved that it would not approve or recommend the Proposed Transaction or any definitive agreement with respect thereto without a prior favorable recommendation of such action by the Special Committee. The Special Committee was further formally delegated authority to retain such independent professional advisors (including attorneys and investment bankers) as it deemed necessary or appropriate in the exercise of its business judgment to assist it in connection with the fulfillment of its duties. Finally, the Board authorized customary compensation for each member of the Special Committee consisting of a retainer of $30,000 upon formation of the Special Committee and $30,000 for each month thereafter until the earliest of the dissolution of the Special Committee, the closing of the Proposed Transaction, and the abandonment of the Proposed Transaction.

From time to time from and after August 8, 2022, including at meetings of the Special Committee held on August 8 and August 9, 2022, attended by representatives of Gibson Dunn and Management, at the request of the Special Committee, Management provided the Special Committee with reactions and feedback received from shareholders, other stakeholders and customers of the Company with respect to the Proposed Transaction. Following its engagement by the Special Committee on August 15, 2022, the Special Committee’s financial advisor, Morgan Stanley, also received reactions and feedback from several shareholders and shared such information with the Special Committee. Although the Special Committee took note of such reactions and feedback during its review and negotiation of the Proposed Transaction, the Special Committee made its own independent determinations on value and negotiating strategy.

On August 9 and 10, 2022, the Company issued its earnings release for the second quarter 2022 and held an earnings call. On August 12, 2022, the Company filed a Form 6-K that included its related quarterly report (including financial statements) for the second quarter 2022.

On August 10, 2022, the Special Committee held two meetings attended by representatives of Gibson Dunn and Morris Nichols. At the first meeting, the participants discussed, among other things, certain diligence matters, including with respect to the terms of the Preferred Shares and the Company’s debt instruments, as well as protocols with respect to the Special Committee’s consideration of the Proposed Transaction and related matters, including those relating to diligence and confidentiality. Following discussion, the Special Committee agreed with the proposed protocols. In furtherance of those protocols, on August 11, 2022, the Special Committee instructed Management to cease all communications on behalf of the Company with members of the Consortium relating to the Proposed Transaction and to close the virtual data room that had been made available to ONE and its advisors and Honigman following the Initial Consortium Proposal. ONE’s and its advisors’ and such other Consortium members’ and their advisors’ access to the virtual data room was subsequently revoked.

At the second Special Committee meeting held on August 10, which was also attended by members of Management, Management reported to the Special Committee regarding the discussion of the Initial Consortium Proposal on the earnings call held earlier in the day, as well as trading volume of the Common Shares.

On August 11 and 12, 2022, the Special Committee met to interview representatives of Financial Advisor A, Financial Advisor B, and Morgan Stanley to potentially serve as financial advisor to the Special Committee in connection with the Proposed Transaction. Representatives of Gibson Dunn and Morris Nichols attended each such interview. The Special Committee determined to interview each of Financial Advisor A, Financial Advisor B, and Morgan Stanley based upon their experience and expertise in the shipping industry and M&A transactions. Each potential financial advisor provided analysis to the Special Committee with respect to the Initial Consortium Proposal, the Company’s business and outlook and industry conditions, and also provided initial confirmation regarding their independence in connection with any potential service as a financial advisor to the Special Committee.

On August 14, 2022, Mr. Sokol, on behalf of the Consortium, advised the Special Committee that the Consortium had prepared a draft merger agreement and requested the ability to complete confirmatory diligence pending the Special Committee’s assessment of the Initial Consortium Proposal.

At a meeting held on August 14, 2022 and attended by representatives of Gibson Dunn and Morris Nichols, the Special Committee determined to engage Morgan Stanley as its financial advisor with respect to the Proposed Transaction, subject to entry into an engagement letter on terms to be negotiated between the Special Committee and Morgan Stanley. The Special Committee’s decision was based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the industries in which the Company operates, its knowledge of the Company’s business and affairs, its independence, and its fee proposal (which fee arrangement is described in the section entitled “—Opinion of the Financial Advisor to the Special Committee”). Such an engagement letter was subsequently negotiated and entered into on September 8, 2022. The Special Committee and representatives of Gibson Dunn and Morris Nichols also discussed at this meeting certain issues and considerations in the evaluation and negotiation of the Proposed Transaction, including the request regarding diligence received from Mr. Sokol on behalf of the Consortium earlier that day.

On August 15, 2022, a representative of Party B indicated to Management, including Mr. Chen, that Party B may be interested in making an offer for the Target Shares. Management informed the Special Committee of this indication the same day, following which Party B was directed to reach out to Morgan Stanley. Also on August 15, Mr. Pitts-Tucker responded to Mr. Sokol’s August 14 communication, informing him that the Special Committee had engaged Morgan Stanley as financial advisor and Gibson Dunn and Morris Nichols as legal advisors.

On August 15, 2022, the Special Committee held a meeting attended by representatives of Gibson Dunn, Morris Nichols and Morgan Stanley, to discuss next steps. At this meeting, the Special Committee approved the engagement of a public relations advisor, and directed Gibson Dunn and Morris Nichols to arrange such engagement. Following such direction, Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) was engaged as a public relations advisor.

Later that day, Gibson Dunn and Morris Nichols had a call with Honigman, legal counsel to Mr. Sokol and Poseidon, during which Honigman informed Gibson Dunn and Morris Nichols that: (i) Fairfax had engaged Torys, Washington had engaged K&L, and ONE had engaged L&W (L&W, together with Torys, K&L and Honigman, the “Consortium Counsels”), as their respective legal counsels; (ii) ONE had engaged Citi as its financial advisor; and (iii) Mr. Sokol would be representing the Consortium in the negotiations and related matters and would like to speak with Morgan Stanley to discuss next steps. Also during this call, Honigman was informed that the Special Committee was not prepared at that time to allow the Consortium to complete confirmatory diligence. At various points from and after August 15, 2022, Gibson Dunn and Morris Nichols had calls with Honigman to discuss the process relating to the Proposed Transaction.

On August 16, 2022, representatives of Nippon Yusen Kaisha (“NYK”), an indirect shareholder of ONE, in its capacity as a customer of Seaspan, engaged in a site visit and a meeting to discuss Seaspan operations and safety topics in Vancouver with representatives of the Company. These meetings had been scheduled on May 19, 2022 as part of the Company’s process of attending to Seaspan’s ongoing customer relationship with ONE and its affiliates and was unrelated to the Proposed Transaction. Consistent with the protocols discussed at the meeting of the Special Committee held on August 10, 2022, Management was instructed to hold this meeting as an ordinary course customer discussion, and not to discuss the Proposed Transaction. Following this meeting, a dinner was held and attended by, among others, Mr. Tomoyuki Koyama, a Senior Managing Executive Officer of NYK, Mr. Kyle Washington, and Mr. Chen.

On August 16, 2022, at a meeting of the Special Committee attended by representatives of Gibson Dunn, Morris Nichols, Morgan Stanley and Management, Management discussed the business plan of the Company with the Special Committee and representatives of Gibson Dunn, Morris Nichols and Morgan Stanley, including, among other things, Management’s view of the financial outlook of the Company, industry and market risks, and the business strategy of the Company.

Also on August 16, 2022, Management provided to Morgan Stanley the August Seaspan Projections, as defined in the section of this proxy statement captioned “Special Factors—Unaudited Financial Projections of the Company”. The August Seaspan Projections were substantially similar to the August Board Projections, but updated to reflect the closing of a $500 million private placement debt financing; however, such update did not impact cash flows and so did not impact any valuation of the Company on an unlevered basis. From August 16, 2022 through the end of September 2022, Morgan Stanley had various meetings with Management to discuss financial projections of the Company.

On August 18, 2022, the Company issued a press release confirming the formation of the Special Committee, and disclosing that the Special Committee had already retained Morgan Stanley as its financial advisor and also had already retained legal counsel.

From time to time during its meetings held between August 18, 2022 and October 11, 2022, the Special Committee considered whether to reach out to parties who were not Consortium members to gauge their interest in any alternative transaction to the Proposed Transaction. The Special Committee determined not to engage in such outreach (other than with respect to Party B, as noted below), taking into account, among other things: (i) that the Proposed Transaction, and existence of the Special Committee and its financial advisor, were publicly announced, (ii) that members of the Consortium, in their capacity as shareholders of the Company and holding 69.8% of the voting power, had stated that they were not interested in selling their Common Shares to another party, and (iii) the Special Committee’s desire to focus on its analysis of the Initial Consortium Proposal.

On August 20, 2022, Mr. Sokol requested that the Special Committee allow the Consortium to complete its confirmatory diligence by September 6, 2022, noting particularly a desire to complete diligence on certain debt and lease agreements of the Company.

On August 22, 2022, the Special Committee held a meeting attended by representatives of Gibson Dunn, Morris Nichols and Morgan Stanley to discuss next steps, including whether to allow the Consortium members access to confirmatory diligence. At that meeting, representatives of Morgan Stanley reported on the status of its own review and financial analyses with respect to the Company’s business and outlook, as well as the anticipated timing of the Special Committee meeting to review the financial projections of the Company. The Special Committee determined not to provide the Consortium access to diligence materials at that time.

On August 23, 2022, representatives of Gibson Dunn and Morris Nichols distributed guidelines to Management regarding certain communication and information-sharing protocols during the pendency of the Special Committee’s process (the “August 23 Guidelines”). The August 23 Guidelines acknowledged that the Company has a limited number of customers and that, to carry on the business of the Company in the ordinary course, Management must engage in discussions with such customers, including ONE. Accordingly, the August 23 Guidelines permitted such ordinary course discussions with ONE, so long as they were handled in a manner consistent with other customer discussions and with past practice, were limited to operational matters, and did not include discussions of the Proposed Transaction or any alternatives, or of any terms of the rollover of Common Shares by existing Common Shareholders or post-transaction roles of Management.

On August 25, 2022, Morgan Stanley provided Gibson Dunn and Morris Nichols with a relationship disclosure identifying prior or current engagements or relationships between Morgan Stanley, on the one hand, and the Company, certain members of the Consortium, and their respective affiliates, on the other, which relationship disclosure was forwarded by Gibson Dunn and Morris Nichols to the Special Committee on August 26, 2022.

Also on August 25, 2022, as authorized by the Special Committee, Morgan Stanley held a conference with Mr. Sokol and Citi with respect to the process relating to the Proposed Transaction.

On August 26, 2022, the Special Committee held a meeting attended by representatives of Gibson Dunn and Morris Nichols. Morris Nichols reviewed with the Special Committee fiduciary duties of directors under Delaware law which R&S advised are applicable to companies formed in the RMI. The Special Committee discussed the relationships disclosure provided by Morgan Stanley, and following such discussion, reaffirmed its determination to engage Morgan Stanley as financial advisor. Following such determination, representatives of Morgan Stanley joined the meeting and reported on their call with Mr. Sokol and Citi on August 25, 2022, as well as on communications from Party B and purported holders of Common Shares with respect to the Proposed Transaction. The representatives from Morgan Stanley then reviewed with the Special Committee certain materials prepared for the meeting, including with respect to the August Seaspan Projections. Specifically with respect to the August Seaspan Projections, representatives of Morgan Stanley discussed with the Special Committee the key forecast assumptions underlying such projections and key themes that could impact whether Seaspan’s actual results exceed or miss the August Seaspan Projections, including: (i) Seaspan’s size relative to its peers; (ii) the impact of regulatory focus on decarbonization and Seaspan’s decarbonization strategy; (iii) the possibility that containership liner customers would acquire their own tonnage in light of increased liner profitability; (iv) the impact of slowing global GDP, and rising inflation and interest rates, on Seaspan’s business; and (v) uncertainty regarding the future re-contracting of vessels on existing long-term charters.

On August 30, 2022, Management provided to Morgan Stanley the APR Projections, as defined in the section of this proxy statement captioned “Special Factors—Unaudited Financial Projections of the Company”.

On August 31, 2022, the Special Committee held a meeting attended by representatives of Gibson Dunn, Morris Nichols and Morgan Stanley, at which meeting, among other things, Morgan Stanley reported on the status of the review and financial analyses by Morgan Stanley with respect to the Proposed Transaction. Morgan Stanley also discussed its interactions with Citi, Mr. Sokol, and the financial advisor to Party B, each of which occurred with the authorization of the Special Committee.

On September 2, 2022, the Special Committee held a meeting attended by representatives of Gibson Dunn, Morris Nichols and Morgan Stanley, at which meeting Morgan Stanley reviewed materials evaluating the Proposed Transaction, which included the August Seaspan Projections, the APR Projections, and preliminary valuations of the Company, Seaspan and APR. With respect to the APR Projections, representatives of Morgan

Stanley discussed with the Special Committee the key forecast assumptions underlying such projections and, with respect to the August Seaspan Projections, Morgan Stanley reviewed certain sensitivity analyses that could increase or decrease implied equity values. Those sensitivity analyses varied the assumptions in the August Seaspan Projections with respect to: (i) discounts to charter rates observed by the shipping industry for Seaspan’s existing fleet and for its projected “growth” fleet; (ii) assumed utilization rates; (iii) useful life of Seaspan vessels for both conventional and liquified natural gas vessels; (iv) the cost to build new vessels; and (v) scrap value of Seaspan vessels at the end of their useful lives. The Special Committee then discussed with its advisors potential responses to the Initial Consortium Proposal. After such discussion, the members of the Special Committee unanimously: (i) agreed to reject the Initial Consortium Proposal, noting that an increase in the purchase price would be required for the Special Committee to continue its consideration of the Proposed Transaction (the “Special Committee Response”) and (ii) directed Morgan Stanley to orally deliver the Special Committee Response to the Consortium on behalf of the Special Committee. The Special Committee also requested that Morgan Stanley prepare a discounted equity valuation analysis.

On September 4, 2022, Morgan Stanley spoke with Citi and Mr. Sokol and delivered the Special Committee Response on behalf of the Special Committee, highlighting the contracted revenue stream and new build order book of the Company, which Morgan Stanley stated yields a cash flow profile for Seaspan that produces value in excess of the Initial Consortium Proposal. During the course of the discussion, Morgan Stanley also offered to meet with the Consortium to discuss perspectives on the Company and the Initial Consortium Proposal.

On September 6, 2022, Morris Nichols sent to Honigman a form of non-disclosure agreement (the “Consortium NDA”).

On September 7, 2022, Morgan Stanley provided to the Special Committee materials containing an illustrative discounted equity value analysis of the Company, assuming aggregate value to Adjusted EBITDA multiples of 7.0x, 8.0x and 9.0x, as requested by the Special Committee at its September 2nd meeting. On the same day, Morgan Stanley, as authorized by the Special Committee, met both in person and virtually with members of the Consortium and Citi. During this meeting, representatives of Morgan Stanley communicated to the Consortium views as to why the Company was favorably positioned relative to industry trends, including with respect to Seaspan’s current contracted revenue, the age and size of Seaspan’s fleet, and Seaspan’s carbon reduction strategy. In addition, Morgan Stanley indicated that some of the valuation analyses it was reviewing with the Special Committee included ranges that, at the high end, were substantially above the price being proposed by the Consortium. Mr. Sokol conveyed to Morgan Stanley on behalf of the Consortium views on potential risks to execution of the Company’s business plan, including those arising from significant adverse trends in the shipping and freight business, recently rising inflation and interest rates, capital market volatility, and potential geopolitical risks. Mr. Sokol expressed that, in light of these declining market conditions and industry and business risks, he did not believe that the Consortium would be supportive of a substantially higher price than the amount in the Initial Consortium Proposal.

The Special Committee held a meeting on September 8, 2022, attended by representatives of Gibson Dunn, Morris Nichols and Morgan Stanley. At this meeting, representatives of Morgan Stanley reviewed with the Special Committee their discussions with the Consortium the day prior. The Special Committee instructed Morgan Stanley to review with Mr. Chen the potential impact of the market and industry developments cited by Mr. Sokol on the Company’s business plan and its future prospects. As instructed by the Special Committee, Morgan Stanley spoke with Mr. Chen later that day.

During the week of September 5, 2022, following discussions with Management about various operational matters, the Special Committee requested that Morgan Stanley prepare additional sensitivity analyses for the Special Committee’s review to model the removal of the New Build Vessels from the August Seaspan Projections (the “Vessel Removal Sensitivity”) and to reflect an incremental 100 basis point (“bps”) increase in operating expenses and SG&A per year (the “Inflation Sensitivity”).

On September 10, 2022, representatives from Morgan Stanley spoke with Party B’s financial advisors to discuss Party B’s interest in a potential transaction with the Company. Party B’s financial advisors mentioned that Party B remained interested in a potential transaction and was closely monitoring developments.

On September 11, 2022, the Special Committee held a meeting attended by representatives of Gibson Dunn, Morris Nichols and Morgan Stanley, at which meeting Morgan Stanley reviewed with the Special Committee the results of the additional sensitivity analyses requested by the Special Committee. In addition, representatives of Morgan Stanley reported on their meeting with Mr. Chen on September 8, 2022. Following discussion, the Special Committee members determined to schedule a meeting between themselves and Mr. Chen to discuss further the Company’s business plan. The Special Committee also requested that Morgan Stanley perform an updated illustrative discounted equity value analysis of the Company that would include an aggregate value to Adjusted EBITDA multiple of 8.3x and reflect the Vessel Removal Sensitivity and the Inflation Sensitivity.

On September 12, 2022, and September 14, 2022, as authorized by the Special Committee, Morgan Stanley spoke with Citi, during which Morgan Stanley reiterated the Special Committee’s view that the Initial Consortium Proposal was inadequate and encouraged the Consortium to provide any views to the Special Committee that would enhance the Initial Consortium Proposal.

On September 13, 2022, the Special Committee members spoke with Mr. Chen to discuss the Company’s business and outlook and industry conditions. Also on September 13, 2022, Gibson Dunn and Morris Nichols had a call with Honigman with respect to the Proposed Transaction process. Following this discussion, representatives of Honigman requested that Gibson Dunn and Morris Nichols work with them to arrange a meeting of principals and advisors to discuss the Proposed Transaction and understand where differences in value may lie.

On September 15, 2022, Seaspan issued a press release announcing that, due to certain conditions in the contracts regarding the New Build Vessels not being fulfilled by the counterparty, the contracts for the New Build Vessels had become null and void.

On September 16, 2022, the Special Committee held a meeting attended by representatives of Gibson Dunn, Morris Nichols and Morgan Stanley, at which meeting Morgan Stanley reviewed with the Special Committee the updated illustrative discounted equity value analysis of the Company requested by the Special Committee at its meeting on September 11, 2022. In addition, (i) Morgan Stanley reported on their discussions with Citi on September 12, 2022 and September 14, 2022, (ii) Gibson Dunn and Morris Nichols reported on their discussions with Honigman on September 13, 2022, and (iii) the members of the Special Committee reported on their discussions with Mr. Chen on September 13, 2022. After discussion, the members of the Special Committee unanimously agreed that, on behalf of the Special Committee, Morgan Stanley should contact Citi, and Gibson Dunn and Morris Nichols should contact Honigman, in each case, to arrange a meeting among the Special Committee, the members of the Consortium, and their respective advisors to discuss the Proposed Transaction, and that, during such call, the Special Committee would reiterate the Special Committee’s rejection of the Initial Consortium Proposal and note that an increase in the purchase price would be required for the Special Committee to continue its consideration of the Proposed Transaction. Such contacts occurred later that day.

On September 20, 2022, the Special Committee and its advisors had a meeting with the members of the Consortium and their respective advisors, during which the Special Committee reiterated the Special Committee’s rejection of the Initial Consortium Proposal, noting that an increase in the purchase price would be required for the Special Committee to continue its consideration of the Proposed Transaction. Following this meeting, as authorized by the Special Committee, Morgan Stanley spoke with Citi to review the discussion between the Consortium and the Special Committee, and Gibson Dunn and Morris Nichols had a call with Honigman during which Honigman reiterated to Gibson Dunn and Morris Nichols the Consortium’s request for additional due diligence materials.

On September 21, 2022, the Special Committee held a meeting attended by representatives of Gibson Dunn and Morgan Stanley to discuss next steps, at which meeting Gibson Dunn reported on the call Gibson Dunn and Morris Nichols had with Honigman on September 20, 2022. Among other things, the Special Committee considered possible responses and next steps. After such discussion, the Special Committee members agreed that, on behalf of the Special Committee, Morgan Stanley should contact Citi and Mr. Sokol, and Gibson Dunn and Morris Nichols should contact Honigman, in each case, to relay that: (i) the Special Committee had not changed its position that an increase in the purchase price would be required for the Special Committee to continue its consideration of the Proposed Transaction; and that (ii) should there be an increase in the purchase price proposed by the Consortium in the Proposed Transaction, the Special Committee would consider the provision of additional due diligence materials reasonably requested by the Consortium, subject to execution of a non-disclosure agreement. Morgan Stanley spoke with Citi later that day and with Mr. Sokol the following day, and Gibson Dunn spoke with Honigman on the following day, in each case, to relay the message as instructed by the Special Committee. Over the course of the next several days, the Special Committee, with its advisors, discussed potential press releases that would update Company shareholders on the status of the Special Committee’s consideration of the Proposed Transaction, including in the event that discussions between the Special Committee and the Consortium were terminated.

On September 23, 2022, the Special Committee held a meeting attended by representatives of Gibson Dunn, Morris Nichols and Morgan Stanley to discuss next steps. At the meeting, representatives of Morgan Stanley reported on the discussions Morgan Stanley had with Citi and Mr. Sokol, and representatives of Gibson Dunn reported on the call Gibson Dunn had with Honigman. After discussion, the members of the Special Committee unanimously agreed, in an effort to determine if the Consortium would be willing to increase the purchase price for the Proposed Transaction: (i) to make a counterproposal that the Consortium would acquire all of the Target Shares for $17.50 per Common Share payable in cash (the “Committee Counterproposal”); and (ii) that, on behalf of the Special Committee, Morgan Stanley should orally deliver the Committee Counterproposal to Citi and Mr. Sokol, which Morgan Stanley did later that day. In reaching its decision to make this specific counterproposal, the Special Committee took into account: (i) the deteriorating conditions since the Initial Consortium Proposal was made in the industry in which the Company and Seaspan operate specifically (including declines in container shipping rates) and the broader global markets generally, and in the trading price of the stock of a number of the Company’s peer companies; (ii) the potential upsides of the Company’s business plan and the significant risks to business plan execution that the Company faced; (iii) the current and historic trading prices of the Common Shares; (iv) the fact that no alternative transactions had been proposed to the Company since the Initial Consortium Proposal was made public on August 4, 2022; and (v) the financial analyses previously presented by Morgan Stanley to the Special Committee. The Special Committee also took into account its belief that continued uncertainty about whether a transaction would occur was damaging to the Company’s business and to the interests of the Unaffiliated Shareholders. Accordingly, the Special Committee sought to make a counterproposal that would bring negotiations to a prompt conclusion, either through pursuing a transaction with an understanding on value or the termination of discussion. The Special Committee concluded that counter-offering with a specific per share price was necessary to determine whether the Consortium was willing to propose a higher price that the Special Committee might be willing to support, as its efforts to date to obtain a higher price from the Consortium by stating only that the $14.45 per share price was inadequate had not been successful. In making this counterproposal, the Special Committee determined to propose an amount that it believed took into account the deteriorating market conditions but was nonetheless at the higher end of a range of potential counterproposals the Special Committee believed could result in the Consortium increasing the per Common Share price it would be willing to pay.

On September 24, 2022, Morgan Stanley provided to the Special Committee materials evaluating the Proposed Transaction. These materials provided an updated illustrative discounted cash flow sensitivity analysis for Seaspan and APR and an updated illustrative discounted equity value analysis for APR to reflect, in addition to the Vessel Removal Sensitivity and the Inflation Sensitivity with respect to Seaspan, sensitivities to the APR Projections to reflect turbine utilization rates of 70% and 50%, as compared to 75% in the APR Projections.

On September 26, 2022, the Consortium sent a letter to the Special Committee, that the Consortium subsequently attached to a press release issued the same day, increasing its offer from $14.45 to $15.50 per Common Share (the “Revised Consortium Proposal”) and stating that, if the Special Committee did not approve the Revised Consortium Proposal, the Consortium would withdraw the Proposed Transaction. The letter conveying the Revised Consortium Proposal requested that the Special Committee consider the Revised Consortium Proposal in the context of continued pressure on the global macroeconomy, financial markets and the Company’s operating environment, highlighting specifically: (i) a weak macroeconomic environment and the rising cost of capital; (ii) charter rate declines; (iii) record vessel deliveries in the near-term; (iv) substantial recurring capital expenditures for vessel refurbishment or replacement; (v) high customer concentration; and (vi) that the turnaround of APR remains in an early stage. The press release stated that the increased bid price represented the Consortium’s “final and best offer.”

On September 27, 2022, the Special Committee held a meeting attended by representatives of Gibson Dunn, Morris Nichols and Morgan Stanley to discuss the Revised Consortium Proposal, at which meeting representatives of Morgan Stanley reviewed materials evaluating the Revised Consortium Proposal. Among other things, it was observed that the trading price of the stock of the companies identified as the Company’s container lessor peers had decreased by an average of 17.4% since the announcement of the Initial Consortium Proposal and that 2022 year-to-date container shipping rates had decreased by 26%, 48%, and 50% for 9,000, 4,400, and 3,500 TEU container ships, respectively. After such discussion, the members of the Special Committee unanimously agreed that: (i) on behalf of the Special Committee, Morgan Stanley should contact Mr. Sokol to inform the Consortium and Citi that the Special Committee was evaluating the Revised Consortium Proposal, which Morgan Stanley did on September 28, 2022; and (ii) that, given uncertainty amongst shareholders, employees and customers, a press release reflective of the same message should be issued by the Company.

On September 28, 2022, the Company issued a press release confirming receipt of the Revised Consortium Proposal, and stating that, following receipt of the Revised Consortium Proposal, the Special Committee had informed the Consortium that, working with its advisors, it was evaluating the Revised Consortium Proposal.

Also on September 28, 2022, Management provided to Morgan Stanley the September Seaspan Projections, as defined in the section of this proxy statement captioned “Special Factors—Unaudited Financial Projections of the Company”. The September Seaspan Projections reflected: (i) the cancellation of the New Build Vessels; (ii) accelerated delivery of one container liner ship; and (iii) updated charter rates.

On October 3, 2022, Mr. Sokol reached out to Morgan Stanley requesting a response to the Revised Consortium Proposal.

On October 4, 2022, Morgan Stanley spoke with Party B’s financial advisors to discuss Party B’s interest in a potential transaction. Party B’s financial advisors did not disclose any change from Party B’s prior position.

On October 5, 2022, the Special Committee held a meeting attended by representatives of Gibson Dunn, Morris Nichols and Morgan Stanley to discuss potential responses to the Revised Consortium Proposal, at which meeting representatives of Morgan Stanley reviewed materials evaluating the Revised Consortium Proposal that reflected, among other things, the September Seaspan Projections and updated preliminary valuations of the Company, Seaspan and APR. Following deliberation, the members of the Special Committee advised Morgan Stanley, Gibson Dunn, and Morris Nichols that they were prepared to potentially support the $15.50 per Target Share offer in the Revised Consortium Proposal, provided that the Consortium committed to allow the Company to declare and pay the Company’s regular third quarter and fourth quarter shareholder dividends either in the ordinary course or via special dividend, depending on timing of the Proposed Transaction, and agreed to certain other terms of the Proposed Transaction that would provide closing certainty. After discussion, the members of the Special Committee unanimously agreed that: (i) on behalf of the Special Committee, Morgan Stanley should contact each of Mr. Sokol and Citi with the Special Committee’s conditional response to the Revised Consortium Proposal; and (ii) in the event that Morgan Stanley received positive feedback in its discussions with Mr. Sokol and Citi, Gibson Dunn and Morris Nichols should contact Honigman to commence next steps with respect to the Proposed Transaction. Morgan Stanley contacted Mr. Sokol and Citi as instructed by the Special Committee on the same day to report the Special Committee’s conditional response to the Revised Consortium Proposal, in response to which Mr. Sokol indicated he believed there was a basis to proceed to a transaction. Morgan Stanley then reported to the Special Committee such response. Subsequently, Gibson Dunn and Morris Nichols had a series of interactions with Honigman with respect to the Proposed Transaction.

Later that day, Gibson Dunn, Morris Nichols, and Morgan Stanley received a draft of a press release proposed to be issued by Poseidon on behalf of the Consortium regarding the Special Committee’s response to the Second Consortium Proposal (the “Consortium Press Release”). On the same day, Morgan Stanley, Gibson Dunn and Morris Nichols discussed the proposed Consortium Press Release with Honigman, Citi and Mr. Sokol.

On October 6, 2022, the Special Committee held a meeting attended by representatives of Gibson Dunn, Morris Nichols, Morgan Stanley, and Joele Frank to discuss next steps. At that meeting, representatives of Morgan Stanley reported on their calls with Mr. Sokol and Citi, and representatives of Gibson Dunn and Morris Nichols reported on their interactions with Honigman. The Special Committee and representatives of Gibson Dunn, Morris Nichols and Joele Frank also discussed the proposed Consortium Press Release and potential responses thereto by the Special Committee. After such discussion, the Special Committee members agreed that: (i) the Special Committee’s advisors should provide their comments to the Consortium Press Release; and (ii) the Special Committee’s advisors should prepare a draft of a press release to be issued by the Company following the issuance of the Consortium Press Release, for the Special Committee’s review. Later that day, Poseidon, on behalf of the Consortium, issued a press release stating that it believed it had made meaningful progress in its discussions with the Special Committee regarding the Revised Consortium Proposal, including the payment of all ordinary course third and fourth quarter 2022 dividends regardless of the timing of any closing.

Also on October 6, 2022, the Company issued a press release announcing the Board had declared the regular quarterly dividend on the Common Shares and Preferred Shares.

On October 6, 2022, the Company issued a press release, which was approved by the Special Committee, confirming that the Consortium and Special Committee have made meaningful progress in negotiation of a potential transaction at a per share cash price of $15.50, plus payment of all ordinary course third quarter and fourth quarter 2022 dividends regardless of the timing of any closing.

On October 7, 2022, Gibson Dunn received from the Consortium Counsels a draft merger agreement.

From October 10, 2022 through October 30, 2022, Morgan Stanley, Management, the Consortium, Citi, Gibson Dunn, Morris Nichols, and the Consortium Counsels had multiple interactions with respect to due diligence in connection with the Proposed Transaction, including with respect to the Consortium NDA, which interactions were authorized by the Special Committee.

On October 13, 2022, following authorization by the Special Committee, the Company and certain members of the Consortium executed the final version of the Consortium NDA, and the Company reopened the virtual data room to Citi and the Consortium Counsels.

Also on October 13, 2022, the Special Committee held a meeting attended by representatives of Gibson Dunn, Morris Nichols, and Morgan Stanley, at which meeting the Special Committee discussed with its advisors process updates, the draft merger agreement provided by the Consortium in connection with the Proposed Transaction, and next steps. At this meeting, the Special Committee members discussed again whether to reach out to parties who were not Consortium members to gauge their interest in any alternative to the Proposed Transaction. Among other things, representatives of Morgan Stanley: (i) observed that the Proposed Transaction, and existence of the Special Committee and identity of its financial advisor, had been publicly announced for approximately two months; (ii) provided a history of inbound communications from Party B; and (iii) described potential negative impacts that could result from reaching out to other parties who were not Consortium members on negotiating dynamics with respect to the Proposed Transaction. Following discussion, the Special Committee directed Morgan Stanley to reach out to Party B regarding the Proposed Transaction, but otherwise to focus on finalizing the Proposed Transaction.

On October 16, 2022, Gibson Dunn sent a revised merger agreement to the Consortium Counsels. Among other things, the revised draft made changes to: (i) provide the Company with additional operating flexibility under the covenant regarding its operation of the business between signing and closing; (ii) enhance the parties’ commitment to address and seek to resolve any regulatory obstacles that might arise; (iii) expand the Special Committee’s and the Board’s ability to address alternative acquisition proposals under certain circumstances; (iv) limit the instances in which a termination fee or expense reimbursement would be payable by the Company; and (v) enhance the remedies available to the Company, including specific performance. Over the next eight days, Gibson Dunn and Consortium Counsels had multiple calls to discuss and negotiate these issues and other terms and conditions of the merger agreement, and they exchanged additional drafts of the merger agreement. They also negotiated the terms, and exchanged drafts, of the additional transaction agreements, including the equity commitment letters, the rollover agreements, and the voting and support agreements.

On October 19, 2022, Management, the Consortium Counsels, Gibson Dunn, and Morris Nichols held a conference to address diligence matters, the draft merger agreement and other issues.

On October 21 and 22, 2022, the Consortium Counsels, Gibson Dunn, and Morris Nichols held conferences to further negotiate the terms of the draft merger agreement and to discuss diligence matters.

On October 22, 2022, the Special Committee held a meeting attended by representatives of Gibson Dunn, Morris Nichols, and Morgan Stanley, at which meeting, the Special Committee discussed with its advisors process updates, certain terms and conditions of the draft merger agreement, and next steps. Representatives of Morgan Stanley reported on their communications with the financial advisors to Party B, during which Party B’s financial advisors stated that they monitored the situation closely and concluded that they would not be taking any action at that time.

On October 26, 2022, the Consortium Counsels distributed to Gibson Dunn a revised draft of the merger agreement that added more detail around the provisions requiring the Company to obtain certain third-party consents or, in the absence of such consents, repay or refinance certain indebtedness, subject to specified financial parameters. Gibson Dunn, Morris Nichols, and the Consortium Counsels discussed these items at length during a number of calls.

On October 27, 2022, the Special Committee held a meeting attended by representatives of Gibson Dunn, Morris Nichols, and Morgan Stanley, at which meeting the Special Committee discussed with its advisors process updates and next steps. They also discussed in detail the current expected sources and uses of funds by and from the Consortium and the Company in connection with the third-party consent and debt repayment or refinancing provisions proposed by the Consortium in the prior day’s draft of the merger agreement, the potential impact of those provisions on deal certainty, and the merger agreement’s termination and remedy provisions. The Special Committee discussed a proposed approach to the remedies that would be available to Poseidon and the Company if the merger agreement were terminated under various circumstances and requested that Gibson Dunn and Morris Nichols provide the Consortium with that proposal.

Later that same day, as directed by the Special Committee, Gibson Dunn provided the Consortium Counsels with the proposal for contractual termination remedies under the merger agreement. As compared to the draft merger agreement originally prepared by the Consortium, the proposal reduced the amount of the termination fee that would be payable to the Consortium in certain circumstances (from approximately $160 million to $60 million), reduced the circumstances under which such termination fee would be payable, added a reverse termination fee that would be payable to the Company in certain circumstances, and revised the obligation to reimburse expenses to a mutual obligation, subject to a $17 million cap, that would apply in the event of a termination due to the other party’s breach.

On October 28, 2022, the Board held a meeting to review and approve third quarter 2022 financial results of the Company.

In the early morning of October 29, 2022, Gibson Dunn sent a revised draft of the merger agreement to the Consortium Counsels, which, among other things, proposed a compromise position regarding the parties’ obligations to resolve any regulatory obstacles that might arise, added the mutual, capped expense reimbursement obligation, and addressed certain other issues in the draft, including with respect to representations and warranties regarding Poseidon’s structure. The revised draft expressly left open the other termination remedies (pending the Consortium’s response to the proposal provided on October 27) and noted that the provisions regarding third-party consents and potential debt repayments and refinancings remained subject to further discussion, including with Management and the Special Committee.

Later that day, the Consortium Counsels advised Gibson Dunn and Morris Nichols that: (i) the Consortium would not agree to a reverse termination fee or any damage remedy where damages would be funded by members of the Consortium or their affiliates in the event of a termination of the merger agreement prior to a closing and (ii) the Consortium would agree to the proposal regarding the lower and more limited termination fee payable to the Consortium and the mutual expense reimbursement arrangement.

Also on October 29, 2022, the Special Committee held a meeting attended by representatives of Management, Gibson Dunn, Morris Nichols and Morgan Stanley. At that meeting, Management presented to the Special Committee Management’s assessment of the capitalization and liquidity of the Company in connection with the Proposed Transaction, including its assessment with respect to the Consortium’s proposed approach to required third-party consents and debt repayments and refinancings. The Special Committee discussed these matters with its advisors, as well as the Consortium’s response on the termination remedies proposal, considerations around deal certainty, the Company’s rights and options in the event of a breach of the merger agreement, certain other terms and conditions of the merger agreement, and next steps. The Special Committee instructed its advisors to continue negotiating the merger agreement and the other transaction agreements on the basis proposed by the Consortium with respect to termination remedies.

Later that same day, the Consortium Counsels sent Gibson Dunn a revised draft of the merger agreement that, among other things, rejected a number of the proposed changes to the regulatory approval obligations covenant previously proposed by the Company, but accepted the mutual expense reimbursement arrangement.

Between October 29 and 31, 2022, Gibson Dunn and the Consortium Counsels continued to negotiate the terms of the merger agreement and other transaction documents, focusing particularly on the provisions addressing required third-party consents and the terms of permissible debt repayments and refinancings, including the Consortium’s agreement to have the Company address the obligation to repay certain debt obligations that might be triggered by the closing of the Proposed Transaction after the closing, and the parties discussed the Company’s ability to fund such repayment obligations, including in light of the aggregate equity commitments proposed to be provided by the members of the Consortium and their affiliates. Discussion of potential debt repayment and refinancing matters, as well as the Company’s expected liquidity, included Morgan Stanley, Management, Mr. Sokol and Citi.

On October 31, 2022, the Special Committee held a meeting attended by representatives of Management, Gibson Dunn, Morris Nichols and Morgan Stanley. Management confirmed its assessment of the Company’s ability to obtain required third-party consents and repay or refinance indebtedness on the finally negotiated terms, and within the agreed time frames. After all representatives of Management left the meeting, Gibson Dunn reviewed the negotiated and agreed terms of the Merger Agreement and the other transaction agreements, highlighting in particular material changes from the drafts of the merger agreement previously provided to the members of the Special Committee. Following the presentation by Gibson Dunn, representatives of Morgan Stanley discussed materials regarding financial analyses with respect to the Proposed Transaction and delivered an oral opinion, confirmed by delivery of a written opinion dated October 31, 2022, to the Special Committee to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the Merger Consideration to be received by the Unaffiliated Shareholders pursuant to the Merger Agreement was fair, from a financial point of view, to the Unaffiliated Shareholders. After all representatives of Morgan Stanley left the meeting, Morris Nichols discussed with the Special Committee the Special Committee’s duties in connection with its exploration, consideration, review and evaluation of the Proposed Transaction and alternatives thereto. Thereafter, the Special Committee, by unanimous vote: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are (a) advisable, fair to, and in the best interests of the Unaffiliated Shareholders and (b) substantively and procedurally fair to the unaffiliated security holders (as defined in Rule 13e-3 of the 1934 Act); and (ii) recommended that the Board (a) determine that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of, the Unaffiliated Shareholders, (b) declare the Merger Agreement and the transactions contemplated thereby, including the Merger, advisable, (c) authorize and approve the Merger Agreement, the execution and delivery by the Company of the Merger Agreement, the performance by the Company of the covenants and agreements contained therein and the consummation of the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein and (d) recommend that the Company shareholders vote to approve and adopt the Merger Agreement in accordance with the MIBCA. The Special Committee also reviewed an updated relationship disclosure provided by Morgan Stanley dated as of October 31, 2022.

Following the receipt of the recommendations of the Special Committee discussed above, and acting in accordance with the recommendations of the Special Committee, at a meeting duly called and held on October 31, 2022, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair to and in the best interests of the Unaffiliated Shareholders, (ii) declared the Merger Agreement and the transactions contemplated thereby, including the Merger, advisable, (iii) authorized and approved the Merger Agreement, the execution and delivery by the Company of the Merger Agreement, the performance by the Company of the covenants and agreements contained therein and the consummation of the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein, (iv) directed that the Merger Agreement be submitted to the Company’s shareholders for approval, and notice and a copy of the Merger Agreement be given to all shareholders of record whether or not entitled to vote, and (v) recommended that the Company’s shareholders vote to approve and adopt the Merger Agreement in accordance with the MIBCA.

On October 31, 2022, the Company, Poseidon and Merger Sub entered into the Merger Agreement. In addition, the members of the Consortium entered into a side letter in respect of the JBA, each of Fairfax, Washington and Mr. Sokol entered into a Rollover Agreement and Voting and Support Agreement and each of ONE, Deep Water Holdings and Mr. Sokol entered into an amended Equity Commitment Letter (collectively, the “Signing Consortium Agreements”). Furthermore, Mr. Chen entered into a Rollover Agreement on October 31, 2022.

On November 1, 2022, the Company issued a press release and filed a report on Form 6-K announcing the execution of the Merger Agreement. ONE also issued a press release announcing the execution of the Merger Agreement. Later that week, the Consortium members amended their Schedules 13D to reflect the execution of the Merger Agreement and the execution of the Signing Consortium Agreements.

Later on November 1, 2022, the Company issued earnings for the third quarter 2022. On November 21, 2022, the Company filed the related quarterly report and financial statements on Form 6-K.

Reasons for the Merger; Recommendations of the Special Committee

As described in the section entitled “—Background of the Merger” of this proxy statement, the Board duly formed the Special Committee, consisting of Nicholas Pitts-Tucker, John C. Hsu, and Katharine A. Wade, each of whom was determined by the Board to be independent and disinterested for purposes of reviewing, evaluating and negotiating the Proposed Transaction and alternatives thereto. The Board authorized the Special Committee to: (i) consider, review, evaluate and analyze any Potential Conflicts arising in connection with the Proposed Transaction; (ii) perform appropriate due diligence on and valuation analyses with respect to the Proposed Transaction; (iii) consider, review, evaluate and analyze the terms and conditions of the Proposed Transaction; (iv) negotiate the terms and conditions and any documentation of the Proposed Transaction directly with the members of the Consortium and the counsel and advisor to each of them, as the Special Committee deemed necessary or appropriate, in its sole discretion; (v) review and make such investigation of potential alternatives to the Proposed Transaction, including maintaining the status quo, as the Special Committee deemed necessary or appropriate, in its sole discretion; (vi) consult with, advise and/or direct Management in connection with discussions and/or negotiations concerning potential terms and conditions of the Proposed Transaction; (vii) determine whether the Proposed Transaction is in the best interest of the Target Shareholders; and (viii) determine whether to approve, and to recommend that the Board and the Target Shareholders approve, the Proposed Transaction. The Board also resolved that it would not approve or recommend the Proposed Transaction without a prior favorable recommendation by the Special Committee. The Special Committee was authorized to retain such independent professional advisors (including attorneys and investment bankers) as it deemed necessary or appropriate in the exercise of its business judgment to assist it in connection with the fulfillment of its duties.

At a meeting of the Special Committee on October 31, 2022, the Special Committee, by unanimous vote, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are (a) advisable, fair to, and in the best interests of the Unaffiliated Shareholders and (b) substantively and procedurally fair to the unaffiliated security holders (as defined in Rule 13e-3 under the Exchange Act); and (ii) recommended that the Board (a) determine that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Unaffiliated Shareholders, (b) declare the Merger Agreement and the transactions contemplated thereby, including the Merger, advisable, (c) authorize and approve the Merger Agreement, the execution and delivery by the Company of the Merger Agreement, the performance by the Company of the covenants and agreements contained therein and the consummation of the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein and (d) recommend that the Company shareholders vote to approve and adopt the Merger Agreement in accordance with the MIBCA.

In evaluating the Proposed Transaction and reaching its determination and approval, the Special Committee considered information supplied by Management, consulted with its legal and financial advisors, and considered a number of factors. The Special Committee also consulted with its legal counsel regarding its authority and duties.

The Special Committee considered the following factors to be generally supportive in making its determination and recommendations to the Board (which are not necessarily listed in order of importance):

•	Consideration for Company Stockholders.

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The Merger Consideration provided the Unaffiliated Shareholders with a cash price in excess of the trading price of the Common Shares on August 4, 2022 (the last trading day prior to the day the Initial Consortium Proposal was made public) despite being negotiated at a time when there was increasing deterioration in both general market and industry conditions, including a decline in both vessel lease and container shipping rates, an increase in both costs and interest rates in a business with substantial long-term, fixed price vessel leases, and a decline in the trading price of the equity of comparable companies. Specifically:

•	As reported by Morgan Stanley in its September 27, 2022 presentation to the Special Committee, during the month of September, the average daily container ship rates dropped precipitously,

resulting in, as of September 23, 2022 year-to-date container shipping rates decreasing by 26%, 48%, and 50% for 9,000, 4,400, and 3,500 TEU container ships, respectively, as compared to January 2022;

•

As reported by Morgan Stanley in its October 31, 2022 presentation to the Special Committee, from August 4, 2022 to October 28, 2022 (the last trading day prior to the day on which the Special Committee made its determination and recommendations to the Board), the change in the trading prices of the equity of four publicly-traded container-lessor companies that share similar business characteristics and have certain comparable operating characteristics to Seaspan ranged from a 2.8% increase to a 21.5% decrease (11.4% decline on average); but

•

nonetheless, through arms’-length discussions and negotiations between the Special Committee, with the advice of its legal and financial advisors, on the one hand, and the members of the Consortium, with the advice of their legal and financial advisors, on the other hand, the Special Committee was able to increase the Merger Consideration by $1.05 per Common Share from the $14.45 per Common Share merger consideration initially proposed by the Consortium on August 4, 2022, to the $15.50 per Common Share Merger Consideration, which the Consortium members stated was their best and final offer.

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The Merger Consideration constitutes a 34% premium to the closing price per Common Share on August 4, 2022 (the last trading day prior to the day the Initial Consortium Proposal was made public), and a 42.8% premium to the 30-day volume-weighted average price of the Common Shares as of August 4, 2022.

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Since the formation of the Company in 2019, efforts by the Board and Management to distinguish the Company from other companies in the industry, such as through its reorganization and acquisition of APR, its industry-leading newbuild program, longer-term charter arrangements that provide cash flow visibility and predictability, and balance sheet optimization efforts, have not resulted in a material improvement in the multiple to EBITDA at which the Common Shares are traded. However, the aggregate value of the Company implied by the Merger Consideration represents a 9.6x multiple to LTM Adjusted EBITDA, a 9.8x multiple to 2022E Adj. EBITDA Consensus Estimates, and an 8.8x multiple to 2023E Adj. EBITDA Consensus Estimates (in each case, as defined in “Special Factors—Opinion of the Financial Advisor to the Special Committee”), as compared to the multiples implied by the closing price per Common Share on August 4, 2022 of 8.6x, 8.7x, and 7.9x, respectively.

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The Merger Agreement allows the Company to declare and pay its regularly quarterly dividend not exceeding $0.125 per Common Share to holders of the Common Shares in respect of each of the fiscal quarters ending on or after September 30, 2022, and commencing on or prior to the Effective Time, with the final quarter’s dividend being pro-rated for the number of days in such quarter that elapse prior to Closing Date (as defined in “The Merger Agreement—Closing; Effective Time of the Merger”).

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Certainty of Value as Compared To Status Quo. The Merger Consideration consists solely of cash, which provides certainty of value and immediate liquidity to the Unaffiliated Shareholders, while eliminating exposure to long-term business and execution risk. Such long-term business risks include:

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The risk that the adverse conditions affecting the shipping industry in general, including declining vessel lease rates and container shipping demands, the impact of deteriorating market, industry, geopolitical and economic conditions, and other factors generally affecting the industry, will continue or worsen and might not recover in the longer term;

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The risk that, in the absence of a pending proposal to acquire the Common Shares, the trading price of the Common Shares will decline similar to, or more sharply than, the trading prices of the equity of its peers; as reported by Morgan Stanley in its October 31, 2022 presentation to the Special Committee, from August 4, 2022 to October 28, 2022 (the last trading day prior to the day on which the Special

Committee made its determination and recommendations to the Board), the change in the trading prices of the equity of four publicly-traded container-lessor companies that share similar business characteristics and have certain comparable operating characteristics to Seaspan ranged from a 2.8% increase to a 21.5% decrease (11.4% decline on average);

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The adverse impact of increasingly higher inflation on the Company’s operating costs, and the Company’s operating margins (particularly in light of the fact that the Company has significant long-term vessel leases at rates that do not include adjustments for rising inflation or resulting increased costs), some or all of which are expected to continue and could worsen. As reported by Morgan Stanley in its October 31, 2022 presentation to the Special Committee, a 100 bps increase to cost inflation assumptions per annum (as compared to the assumptions reflected in the September Seaspan Projections) would result in a $3.49 (or 21%) reduction in the implied value per Common Share when compared to the midpoint valuation of the SOTP DCF Analysis (as defined in “—Opinion of the Financial Advisor to the Special Committee”). In addition, the Special Committee observed that, based on the preliminary discounted equity value sensitivity analyses presented in the September 24, 2022 Preliminary Presentation Materials, a 100 bps increase to cost inflation assumptions per annum (as compared to the assumptions reflected in the August Seaspan Projections) would result in a $0.14, $0.26, and $0.39 reduction in the illustrative present value of future stock price relative to the valuation set forth in the preliminary illustrative discounted equity value analysis for the Company presented in the Preliminary Presentation Materials dated September 7, 2022, assuming measurement dates of December 31, 2022, December 31, 2023, and December 31, 2024, respectively. This impact was due to revenues based on a significant number of vessel leases with fixed charter rates during the Seaspan charter periods combined with increased operating costs resulting in lower operating margins;

•	The possibility that containership liner customers would acquire their own tonnage in light of increased liner profitability;

•	Uncertainty regarding the future recontracting of vessels on existing long-term charters and the associated risk of operating in the spot market;

•	The potential impact on vessel value in light of a developing focus on, and legislation and regulation regarding, decarbonization; and

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That the Company may require additional capital in the future to refinance existing indebtedness, fund acquisitions and growth capital expenditures or for other purposes and the volatility of the capital and debt markets and rising interest rates may make it difficult to obtain equity or debt financing on favorable terms or at all.

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Financial Advisor Presentations and Opinion. The financial analyses prepared by Morgan Stanley, as financial advisor to the Special Committee, and the oral opinion of Morgan Stanley delivered to the Special Committee on October 31, 2022, and subsequently confirmed in writing, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the Merger Consideration in the Proposed Transaction to be received by the Unaffiliated Shareholders pursuant to the Merger Agreement was fair, from a financial point of view, to the Unaffiliated Shareholders. The Special Committee adopted such opinion as its own. The opinion is more fully described below under “—Opinion of Financial Advisor to the Special Committee.”

•	Strategic Alternatives; No Other Bidders.

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The Special Committee’s belief that the transactions contemplated by the Merger Agreement are a superior alternative to other potential strategic alternatives available to the Company, including continuing to operate as a standalone company and alternative operating strategies.

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The Special Committee’s belief that a superior transaction with any party that is not a member of the Consortium was unlikely for a number of reasons, including that (i) the Consortium members collectively held 69.8% of the outstanding Common Shares as of the day on which the Special

Committee made its determination and recommendation to the Board, which gave them the ability to disapprove alterative transactions involving the Company and (ii) the Consortium members had stated that they are only interested in acquiring the Common Shares that they do not already own, that they are not interested in selling their Common Shares to another party, and that they have no intention to vote in their capacity as shareholders of the Company in favor of any alternative transaction; and as such, it would not be feasible to pursue a potential alternative acquisition proposal for the Company.

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The fact that there was no alternative acquisition proposal, including from Party B following outreach by Morgan Stanley and the Company’s public announcements about the pending negotiations, from the day on which the Initial Consortium Proposal was made public to the day on which Special Committee made its determination and recommendations to the Board.

•	Terms of the Merger Agreement.

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The Special Committee’s thorough review, together with its financial and legal advisors, of the structure of the proposed transaction and the financial and other terms of the Merger Agreement (including the Consortium’s representations, warranties and covenants, the conditions to its obligations and the termination provisions and related termination fees, as well as the likelihood of consummation of the transaction and likely time period necessary to close the transaction).

•	Certain terms of the Merger Agreement, principally:

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In addition to approval by the holders of a majority of the voting power of the issued and outstanding Common Shares, the Merger Agreement and the transactions contemplated thereby, including the Merger, are required to be approved by the holders of a majority of the voting power of the issued and outstanding Common Shares owned by the Unaffiliated Shareholders, and thus the Merger will not occur without approval by the Unaffiliated Shareholders;

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The fact that, in connection with the entry into the Merger Agreement and to provide financing for the consideration to be paid in the Proposed Transaction, certain members of the Consortium entered into Equity Commitment Letters with Poseidon pursuant to which such members of the Consortium agreed to provide equity financing to Poseidon in an aggregate amount sufficient to fund the Merger Consideration and the Special Committee (on behalf of the Company) has the right to enforce Poseidon’s right to cause the equity financing to be funded under the Equity Commitment Letters;

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Provisions permitting the Board (acting solely in accordance with the recommendation of the Special Committee), or the Special Committee, in response to a Superior Proposal or an Intervening Event, to make an Adverse Recommendation Change if failure to do so would be inconsistent with its fiduciary duties under applicable law;

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Provisions prohibiting the members of the Consortium (through their affiliated Board members) from eliminating, dissolving or otherwise dismantling the Special Committee, or revoking or diminishing the authority of the Special Committee, or removing or causing the removal of any member of the Special Committee either as a director or as a member of the Special Committee, in each case, without the consent of the Special Committee between signing of the Merger Agreement and the Closing; and

•

Provisions requiring the prior written approval of the Special Committee to amend or waive any provision of the Merger Agreement and to authorize other actions on behalf of the Company as specified in the Merger Agreement.

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Likelihood of Completion. The belief of the Special Committee that the Proposed Transaction would likely be completed in a timely and efficient manner, including in light of (i) the fact that the Consortium members include the largest shareholders and the largest customer of the Company, and that such largest customer of the Company stated that it considered the Merger to be a corporate strategic priority, and (ii) representations by Management to the Special Committee regarding the Company’s ability to obtain required consents and debt refinancings in a timely manner.

As part of its deliberative process, the Special Committee considered the following factors to be generally negative or unfavorable in making its determination and the recommendations to the Board:

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No Participation In Future Upside. The Unaffiliated Shareholders will not have any equity participation in the Company following the consummation of the Proposed Transaction, and the Unaffiliated Shareholders will accordingly cease to participate in the Company’s future earnings or growth, if any, or benefit from the Company’s long-term contracted cash flows or increases, if any, in the value of the Common Shares.

•

Stock Price. The Merger Consideration per Common Share is 5% less than the highest closing price per Common Share over the 52 weeks prior to August 4, 2022 (the last trading day prior to the day the Initial Consortium Proposal was made public), which occurred on September 16, 2021(amid a market environment in which vessel lease rates were rising sharply).

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No Auction. The Special Committee did not conduct an auction or, other than with respect to Party B, other solicitation of interest from third parties for the acquisition of the Company. Because (i) as of the day on which the Special Committee made its determination and recommendations to the Board, the Consortium members collectively held 69.8% of the outstanding Common Shares and had the ability to disapprove alterative transactions involving the Company, and (ii) the Consortium members stated that they are only interested in acquiring the Common Shares they do not already own, that they have no interest in selling their Common Shares, and that they have no intention to vote in their capacity as shareholders of the Company in favor of any alternative transaction, the Special Committee believed it was unlikely that it could conduct a meaningful process to solicit interest in the acquisition of assets or control of the Company and it was unlikely that the Company would receive an unsolicited third-party acquisition proposal. In addition, the Company received no alternative acquisition proposal from the day on which the Initial Consortium Proposal was made public to the day on which Special Committee made its determination and recommendations to the Board, including following two related public announcements by the Company. Further, the terms of the Joint Bidding Agreement among the Consortium members made it unlikely any member of the Consortium would submit a competing bid against the rest of the Consortium.

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Potential Risks If Transaction Abandoned. The Proposed Transaction may not be completed in a timely manner, or at all, and a failure to complete the Proposed Transaction could negatively affect the trading price of the Common Shares, including due to the following factors:

•	The Company has incurred and will continue to incur transaction costs and expenses in connection with the Proposed Transaction, whether or not the Proposed Transaction is completed;

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The operations of the Company might have suffered during the pendency of the Merger, including due to the potential for diversion of management and employee attention and the potential effect on the Company’s business and the restrictions on the conduct of the Company’s business during the period between the execution of the Merger Agreement and the completion of the Merger;

•	Litigation may be commenced in connection with the Proposed Transaction, and such litigation may increase costs and result in a diversion of management attention;

•	The reason for the termination of the Merger Agreement, which may have related to factors adversely affecting the Company;

•	The impact of such termination on the Company’s relationship with and support from the Consortium members, which consist of the largest shareholders and the largest customer of the Company;

•	The impact of such termination on the Company’s Board dynamics;

•	The possibility that, as a result of such termination, possible acquirers may consider the Company to be an unattractive acquisition candidate; and

•	The possible sale of Common Shares by short-term investors or the Consortium members following an announcement of such termination.

•	Merger Agreement Terms. Certain terms of the Merger Agreement, principally:

•

The Company’s obligation to pay Poseidon a termination fee equal to $60 million under certain circumstances upon the termination of the Merger Agreement (as more fully described under “The Merger Agreement—Termination Fee”);

•	Provisions that subject Poseidon’s obligation to close the Merger to there being no Company Material Adverse Effect;

•

Provisions that subject Poseidon’s obligation to close the Merger to the Company’s obtaining certain specified regulatory approvals and third-party consents (as more fully described under “The Merger Agreement—Certain Consents and Financing” and “The Merger Agreement—Regulatory Approvals”);

•

The operating covenants of the Company restricting the Company’s ability to take certain actions prior to Closing, which could reduce the value of the Common Shares in the event the Merger Agreement is terminated; and

•

Provisions limiting the ability of the Company to solicit or participate in discussions regarding competing proposals and the ability of the Special Committee to change its recommendations, subject to certain exceptions set forth in the Merger Agreement described under “The Merger Agreement— No Solicitation” of this proxy statement.

•	No Appraisal Rights. The Target Shareholders are not entitled to dissenters’ or appraisal rights under the Merger Agreement or the MIBCA.

•	Potential Tax Liability. The Proposed Transaction may result in a cash tax liability for certain Target Shareholders.

•

Potential Conflicts of Interest. Some of the directors and executive officers of the Company, although not the members of the Special Committee (other than their rights to indemnification and insurance coverage), may have interests in the Proposed Transaction that are different from, or in addition to, the interests of the Unaffiliated Shareholders (as more fully described under “—Interests of Certain Persons in the Merger”).

The Special Committee also considered the following factors relating to the procedural safeguards that the Special Committee believed were and are present with respect to the fairness of the Proposed Transaction, which the Special Committee believes support its decision and provide assurance as to the procedural fairness of the Proposed Transaction to the Unaffiliated Shareholders:

•

Procedural Conditions. The Consortium publicly committed, prior to any substantive economic negotiations, to subjecting the Proposed Transaction to approval and recommendation of a fully-empowered special independent committee and approval by the holders of a majority of the Common Shares not owned by Consortium members, and that such conditions would be non-waivable. The Consortium further stated publicly that, if the Proposed Transaction does not occur, the relationship among the Consortium members and the Company will not be adversely affected.

•

Independence and Composition of Special Committee. The Special Committee consists solely of independent and disinterested directors. The compensation of the members of the Special Committee is in no way contingent on their approving the Proposed Transaction. Two of the members of the Special Committee are long-time members of the Board who are particularly familiar with, and knowledgeable about, the historical businesses, assets, liabilities, results of operations, financial condition and competitive positions and prospects of the Company and one member of the Special Committee joined the Board relatively recently, thus bringing a fresh perspective on the Company and its business plan.

•	Arms’-Length Negotiations. The terms and conditions of the Proposed Transaction were determined through arms’-length negotiations between the Consortium and the Special Committee and their respective representatives and advisors. The members of the Special Committee were aware that they were under no obligation to approve, and could reject, the Proposed Transaction and, at times, prepared for an outcome where they would announce publicly their rejection of the Proposed Transaction.

•

Authority of the Special Committee. The resolutions of the Board establishing the Special Committee granted broad authority to the Special Committee, including the authority to determine whether or not to proceed with the Proposed Transaction and to negotiate the terms and conditions of the Proposed Transaction, and authorized the Special Committee to review and make such investigation of potential alternatives to the Proposed Transaction, including maintaining the status quo, as the Special Committee deemed necessary or appropriate, in its sole discretion.

•

Approval of the Special Committee. The resolutions of the Board establishing the Special Committee provided that the Board would not approve or recommend the Proposed Transaction without a prior favorable recommendation by the Special Committee.

•

Expertise and Independence of Advisors to the Special Committee. The Special Committee retained financial and legal advisors, (i) with reputations, knowledge and experience with respect to public merger and acquisition transactions and substantial experience advising companies with respect to transactions similar to the Proposed Transaction and familiarity with the Company and its business and (ii) with no material relationships with any of the Consortium members.

•

Measured Process. The Special Committee did not immediately engage with the Consortium, despite Consortium requests to respond to the Initial Consortium Proposal and reach a definitive agreement quickly. The Special Committee also instituted independent communication protocols and caused the Company to cease providing diligence materials to the Consortium members until the Special Committee determined it would be beneficial to do so. The Special Committee allowed time for Morgan Stanley to analyze the Company’s business plan, financial model and potential market value, including in light of deteriorating market and industry conditions, and for the Special Committee to engage in analyses, deliberations and negotiations on an arm’s length basis. The Special Committee met more than 25 times before recommending the Proposed Transaction to the Board and each member of the Special Committee was actively engaged in the process.

•

Analysis of Status Quo. The Special Committee assessed the Company’s business plan and projections in the light of actual and potential future deterioration in market and industry conditions. In light of the challenging market and industry dynamics and expected future deterioration, the Special Committee asked Morgan Stanley to reflect in its analyses several downside sensitivities to the Company’s business plan, with a particular focus on the potential adverse impact of cost increase to the Company’s business plan given its substantial long-term, fixed-price contracted revenue stream. In addition, the Special Committee spoke directly with the Company’s CEO regarding Management’s perspective on market conditions and the execution risk of the Company’s business plan in such conditions.

•

Majority of the Unaffiliated Vote. The fact that approval of the Proposed Transaction requires at least a majority of the voting power of the issued and outstanding Common Shares beneficially owned by the Unaffiliated Shareholders.

•	Financial Advisor Opinion.

•

The fact that Morgan Stanley was entitled to receive an opinion fee regardless of the conclusion Morgan Stanley reached in its opinion, and that this compensation arrangement was structured and negotiated in a manner that would enhance Morgan Stanley’s ability to provide objective advice to the Special Committee for the benefit of the Unaffiliated Shareholders.

•

The fact that Morgan Stanley, as financial advisor to the Special Committee, delivered to the Special Committee on October 31, 2022, and subsequently confirmed in writing, its opinion that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion (as more fully described below under “—Opinion of Financial Advisor to the Special Committee”), the Merger Consideration to be received by the Unaffiliated Shareholders pursuant to the Merger Agreement was fair, from a financial point of view, to the Unaffiliated Shareholders.

After taking into account all of the factors set forth above, as well as others, the Special Committee concluded that the potential benefits of the Proposed Transaction outweighed any negative or unfavorable considerations and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are (a) advisable, fair to, and in the best interests of the Unaffiliated Shareholders and (b) substantively and procedurally fair to the unaffiliated security holders (as defined in Rule 13e-3 under the Exchange Act).

The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive, but includes material factors the Special Committee considered. In view of the variety of factors considered in connection with its evaluation of the Proposed Transaction and the complexity of these matters, the Special Committee did not find it useful, and did not attempt, to quantify or assign any relative or specific weights to the various factors considered in making its determination and granting its approval. In addition, each of the members of the Special Committee may have given differing weights to different factors. The Special Committee made its determination and recommendations based on the totality of information presented to, and the investigation conducted by, the Special Committee. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Approval and Recommendations of the Company Board; the Company’s Position as to the Fairness of the Merger to Unaffiliated Shareholders

Following the receipt of the recommendations of the Special Committee discussed above, and acting in accordance with the recommendations of the Special Committee, the Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Unaffiliated Shareholders, declared the Merger Agreement and the transactions contemplated thereby, including the Merger, advisable, authorized and approved the Merger Agreement, the execution and delivery by the Company of the Merger Agreement, the performance by the Company of the covenants and agreements contained therein and the consummation of the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein, and recommended that the Company shareholders vote to approve and adopt the Merger Agreement and the transactions contemplated thereby in accordance with the MIBCA.

In determining that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interest of, the Unaffiliated Shareholders, and making its other determinations and recommendations, including the Merger, the Board considered a number of factors, including the following material factors:

•	the unanimous determination and recommendations of the Special Committee; and

•

the factors considered by the Special Committee, including the material factors considered by the Special Committee described under “—Reasons for the Merger; Recommendations of the Special Committee” above.

In addition, under the SEC rules governing “going private” transactions, the Company, Poseidon, Merger Sub, the Consortium and Mr. Chen are engaged in a “going private” transaction and, therefore, are required to express their position as to the fairness of the Proposed Transaction to the Company’s “unaffiliated security holders,” as defined under Rule 13e-3 under the Exchange Act. The Board, on behalf of the Company, is making the following statements solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Board, on behalf of the Company, on the basis of the factors described above, believes that the Merger (which is the Rule 13e-3 transaction for which a Schedule 13E-3 Transaction Statement was filed with the SEC) is both procedurally and substantively fair to unaffiliated security holders (as defined in Rule 13e-3 under the Exchange Act). The Board did not retain an unaffiliated representative to act solely on behalf of the Unaffiliated Shareholders for purposes of negotiating the terms of the Merger Agreement.

The Board expressly adopted the analysis of the Special Committee, among other factors considered, in the course of reaching its determination and recommendations discussed above under “—Reasons for the Merger; Recommendations of the Special Committee.”

Other than its review and adoption of the analysis of the Special Committee, the Board did not conduct a going-concern valuation of the Company in evaluating the Proposed Transaction because of its belief that the financial analyses presented by Morgan Stanley to the Special Committee, as more fully described below under “—Opinion of Financial Advisor to the Special Committee”, represented potential valuations of the Company as it continues to operate its business as a going concern. The Board did not consider net book value, which is an accounting concept, for purposes of reaching its determination and recommendations, because, in the Board’s view, net book value is indicative of neither the Company’s market value nor its value as a going concern, but rather is an indicator of historical costs. In the course of reaching its determination and recommendations, the Board did not consider the liquidation value of the Company because it considered the Company to be a viable, going concern and therefore did not consider liquidation value to be a relevant methodology.

The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and principal factors considered by the Board in considering the Proposed Transaction. In view of the various factors and information considered, the Board did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was determinative of its ultimate determination, and individual members of the Board may have given different weights to different factors. The Board made its recommendation based on the totality of information presented to, and the investigation conducted by, the Board. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

The Board unanimously recommends that the Company shareholders vote “FOR” the approval of the Merger Proposal.

Opinion of the Financial Advisor to the Special Committee

The Special Committee retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with the exploration, consideration, review and evaluation of the proposal by Poseidon to acquire the Company and alternatives thereto. The Special Committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the industries in which the Company operates, and its knowledge of the Company’s business and affairs. At the meeting of the Special Committee on October 31, 2022, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of October 31, 2022, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the Merger Consideration to be received by the Unaffiliated Shareholders pursuant to the Merger Agreement was fair from a financial point of view to the Unaffiliated Shareholders.

The full text of the written opinion of Morgan Stanley, dated as of October 31, 2022, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this proxy statement as Annex B and incorporated by reference in this proxy statement in its entirety. The summary of the opinion of Morgan Stanley in this proxy statement is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Morgan Stanley’s opinion carefully and in its entirety. Morgan Stanley’s opinion was directed to the Special Committee, in its capacity as such, and addresses only the fairness from a financial point of view of the Merger Consideration to be received by the Unaffiliated Shareholders pursuant to the Merger Agreement as of the date of the opinion and does not address (i) the treatment of the Preferred Shares, the Restricted Shares, the Rollover Investment, the Rollover Agreements or the Rollover Shares or the consideration to be received by the holders of the Rollover Shares, the Restricted Shares or the Preferred Shares or (ii) the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Special Committee and the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. It was not intended to, and does not, constitute an opinion or a recommendation as to how the Company’s shareholders should vote with respect to the Merger at the Annual Meeting.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•

reviewed certain financial projections prepared by the management of the Company, consisting of the Final Management Projections described herein, and approved for Morgan Stanley’s use by the Special Committee;

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the reported prices and trading activity for the Common Shares;

•

compared the financial performance of the Company and the prices and trading activity of the Common Shares with that of certain other publicly-traded companies comparable with the Company or certain of the Company’s businesses, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•

participated in certain discussions and negotiations among representatives of the Special Committee, the Company, Poseidon and certain parties and their respective financial and legal advisors with respect to certain aspects of the Merger;

•

reviewed the Merger Agreement, the Rollover Agreements, the draft equity commitment letters from certain equity financing sources substantially in the form of the drafts dated October 31, 2022 (the “Commitment Letters”) and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley has deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and that formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that Poseidon will obtain financing in accordance with the terms set forth in the Commitment Letters, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley’s opinion does not address (i) the treatment of the Preferred Shares, the Restricted Shares, the Rollover Investment, the Rollover Agreements or the Rollover Shares or the consideration to be received by the holders of the Rollover Shares, the Restricted Shares or the Preferred Shares or (ii) the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Special Committee and the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company, the Special Committee and their respective legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Merger Consideration to be received by the Unaffiliated Shareholders in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of October 31, 2022. Events occurring after October 31, 2022 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley has not assumed any obligation to update, revise or reaffirm its opinion.

In arriving at Morgan Stanley’s opinion, except as otherwise instructed by the Special Committee, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did Morgan Stanley negotiate with any of the parties, other than Poseidon, which expressed interest to Morgan Stanley in the possible acquisition of the Company.

Summary of Financial Analyses

The following is a summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated October 31, 2022 to the Special Committee. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

In performing the financial analyses summarized below and in arriving at its opinion, Morgan Stanley utilized and relied upon (a) (i) the September Seaspan Projections and (ii) the APR Projections (together with the September Seaspan Projections, the “Final Management Projections”) and (b) the consensus estimates of equity research analysts (the “Consensus Estimates”). The Final Management Projections are more fully described in the section of this proxy statement captioned “—Unaudited Financial Projections of the Company”. In accordance with direction from the Special Committee, Morgan Stanley utilized the Final Management Projections in its financial analyses described below.

Certain of the following terms are used throughout this summary of financial analyses:

•

“Adjusted EBITDA” (i) with respect to the Company, Seaspan and APR, refers to Adjusted EBITDA as defined in the section of this proxy statement captioned “Special Factors—Unaudited Financial Projections of the Company” and (ii) otherwise, refers to earnings before interest, taxes, depreciation and amortization, less operating lease expenses and less stock-based compensation.

•

“AV” or “aggregate value” refers to aggregate value calculated as fully diluted market capitalization (composed of (i) 281.3 million Common Shares, (ii) 0.7 million Common Shares held in treasury subject to release upon satisfaction of criteria in the APR Purchase Agreement (as defined in the Merger Agreement), (iii) 2.0 million RSUs, (iv) 0.5 million phantom share units, and (v) 8.0 million Options and other dilutive securities, in each case as provided by Company management as of October 30, 2022) plus total debt (excluding operating lease liabilities), plus preferred stock, plus non-controlling interest, less cash and cash equivalents.

•

“Consolidated Adj. EBITDA” means Adjusted EBITDA for the Company for a given period, calculated by adding Adjusted EBITDA for Seaspan for the relevant period as set forth in the September Seaspan Projections to Adjusted EBITDA for APR for the corresponding period as set forth in the APR Projections.

Public Trading Comparable Companies Analysis

Morgan Stanley performed public trading comparable companies analyses of (i) Seaspan on a standalone basis (the “Seaspan Comparable Companies Analysis”), (ii) APR on a standalone basis (the “APR Comparable Companies Analysis”), (iii) the Company on a sum-of-the-parts basis (the “SOTP Comparable Companies Analysis”) by combining the Seaspan Comparable Companies Analysis and the APR Comparable Companies analysis, as further described below, and (iv) the Company on a consolidated company basis. A public trading comparable companies analysis seeks to provide an implied value of a company or business by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for each of the Seaspan and APR segments with comparable publicly available consensus equity analyst research estimates for companies, selected based on Morgan Stanley’s professional judgment and experience, that share similar business characteristics and have certain comparable operating characteristics to Seaspan (the “Seaspan Comparable Companies”) and the APR segment (the “APR Comparable Companies” and, together with the Seaspan Comparable Companies, the “Comparable Companies”), including, among other things, similar operating characteristics and business models. The Comparable Companies were the following:

Seaspan Comparable Companies:

Containership Lessors:

Costamare Inc.

Danaos Corporation

Global Ship Lease, Inc.

SFL Corporation Ltd.

Other Lessors:

AerCap Holdings N.V.

GATX Corporation

Triton International Limited

Textainer Group Holdings Limited

APR Comparable Companies:

Specialty Rental:

WillScot Mobile Mini Holdings Corp.

McGrath RentCorp

General Rental:

United Rentals, Inc.

Ashtead Group plc

H&E Equipment Services, Inc.

Herc Holdings Inc.

For purposes of these analyses, Morgan Stanley analyzed the ratio of aggregate value to Adjusted EBITDA (the “AV / Adj. EBITDA Multiple”), which for purposes of these analyses, (a) for the Company, Seaspan and APR, (x) for the Consolidated Comparable Company Analysis pertaining to the Consensus Estimates, were based on the median of publicly available equity analyst research estimates for the Company for fiscal years 2022 and 2023, and (y) otherwise, were based on the relevant forecasts for fiscal years 2022 and 2023 included in the Final Management Projections (as further described below); and (b) for the Comparable Companies, were based on publicly available consensus equity analyst research estimates for fiscal years 2022 and 2023. For purposes of its analyses, Morgan Stanley utilized publicly available financial information regarding the Comparable Companies as of October 28, 2022 (the last trading day prior to the day on which the Special Committee made its determination and recommendations to the Board).

The following is a list of the Comparable Companies, together with the applicable AV / Adj. EBITDA Multiples:

Seaspan Comparable Companies	AV / 2022E Adj. EBITDA	AV / 2023E Adj. EBITDA
Costamare Inc.	4.3x	4.3x
Danaos Corporation	2.1x	2.2x
Global Ship Lease, Inc.	3.8x	3.4x
SFL Corporation Ltd.	8.6x	7.9x
AerCap Holdings N.V.	10.6x	10.5x
GATX Corporation	10.7x	10.2x
Triton International Limited	7.6x	8.0x
Textainer Group Holdings Limited	9.7x	9.8x

APR Comparable Companies	AV / 2022E Adj. EBITDA	AV / 2023E Adj. EBITDA
WillScot Mobile Mini Holdings Corp.	13.4x	12.4x
McGrath RentCorp	10.3x	9.8x
United Rentals, Inc.	5.7x	5.4x
Ashtead Group plc	8.5x	7.2x
H&E Equipment Services, Inc.	5.0x	4.5x
Herc Holdings Inc.	5.0x	4.3x

Seaspan Comparable Companies Analysis

Based on its analysis of the relevant metrics for each of the Seaspan Comparable Companies and taking into account the different business, financial and operating characteristics of the Seaspan Comparable Companies as compared to Seaspan, and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of AV / Adj. EBITDA Multiples for the fiscal years 2022 and 2023 and applied these ranges of multiples to estimates of fiscal years 2022 and 2023 Adjusted EBITDA for Seaspan of $1,056 million and $1,292 million, respectively, as set forth in the September Seaspan Projections. Morgan

Stanley then calculated the estimated implied aggregate value for Seaspan (in each case rounded to the nearest $25 million) as follows:

Seaspan Comparable Companies Analysis (Adj. EBITDA)	Selected Comparable Multiple Range	Implied Aggregate Value ($MM)
AV / 2022E Adj. EBITDA ($1,056MM)	8.0x – 9.0x	8,450 – 9,500
AV / 2023E Adj. EBITDA ($1,292MM)	7.0x – 8.0x	9,050 – 10,350

APR Comparable Companies Analysis

Based on its analysis of the relevant metrics for each of the APR Comparable Companies and taking into account the different business, financial and operating characteristics of the APR Comparable Companies as compared to APR, and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of AV / Adj. EBITDA Multiples for the fiscal years 2022 and 2023 and applied these ranges of multiples to estimates of fiscal years 2022 and 2023 Adjusted EBITDA for APR of $42 million and $123 million, respectively, as set forth in the APR Projections. Morgan Stanley then calculated the estimated implied aggregate value for APR (in each case rounded to the nearest $25 million) as follows:

APR Comparable Companies Analysis (Adj. EBITDA)	Selected Comparable Multiple Range	Implied Aggregate Value ($MM)
AV / 2022E Adj. EBITDA ($42MM)	6.0x – 7.0x	250 – 300
AV / 2023E Adj. EBITDA ($123MM)	5.0x – 6.0x	625 – 750

SOTP Comparable Companies Analysis

Morgan Stanley determined a range of implied aggregate values of the Company for fiscal year 2023 by first combining the low endpoints of the implied aggregate value ranges for Seaspan and APR segment for 2023 as calculated as described above (but without giving effect to rounding) to comprise the low endpoint, and combining the high endpoints of the implied aggregate value ranges for Seaspan and APR segment as calculated as described above (but without giving effect to rounding) to comprise the high endpoint. The resulting implied aggregate values of the Company were then reduced by the Company’s net debt as of September 30, 2022, as provided by the Company’s management (which included $6.21 billion of total debt (excluding operating leases) and preferred stock of 803.0 million, less cash and cash equivalents of $594.0 million) (which we refer to as “September 30, 2022 net debt”). Based on this analysis, and based on the outstanding Common Shares on a fully diluted basis as of October 30, 2022 as provided by the Company’s management, Morgan Stanley calculated a range of estimated implied values per Company Common Share (rounded to the nearest $0.25) as follows:

SOTP Comparable Companies Analysis	Implied Value Per Company Common Share ($)
AV / 2023E Adj. EBITDA	11.50 – 16.25

Consolidated Comparable Companies Analysis

Based on its analysis of the relevant metrics for each of the Comparable Companies and taking into account the different business, financial and operating characteristics of the Comparable Companies as compared to the Company, and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of AV / Adj. EBITDA Multiples for the fiscal years 2022 and 2023 and applied these ranges of multiples to (i) estimates of fiscal years 2022 and 2023 Consolidated Adj. EBITDA of $1,098 million and $1,416 million, respectively, which estimates were derived from the Final Management Projections and calculated as described above, and (ii) estimates of fiscal years 2022 and 2023 Adjusted EBITDA for the

Company of $1,114 million and $1,236 million, respectively, as set forth in the Consensus Estimates. Based on this analysis, and based on the outstanding Common Shares on a fully diluted basis as of October 30, 2022 as provided by the Company’s management, Morgan Stanley calculated the estimated implied value per Common Share (in each case rounded to the nearest $0.25) as follows:

Consolidated Comparable Companies Analysis (Adj. EBITDA)	Selected Comparable Multiple Range	Implied Value Per Company Common Share ($)
AV / 2022E Adj. EBITDA—Final Management Projections ($1,098MM)	8.0x – 9.0x	8.25 – 12.25
AV / 2022E Adj. EBITDA—Consensus Estimates ($1,114MM)	8.0x – 9.0x	8.75 – 12.75
AV / 2023E Adj. EBITDA—Final Management Projections ($1,416MM)	7.0x – 8.0x	12.25 – 17.00
AV / 2023E Adj. EBITDA—Consensus Estimates ($1,236MM)	7.0x – 8.0x	7.75 – 12.25

No company utilized in the public trading comparable companies analyses is identical to the Company, Seaspan, or APR. In evaluating the Comparable Companies, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using Comparable Company data.

Discounted Cash Flow Analysis

Morgan Stanley performed discounted cash flow analyses of (i) Seaspan on a standalone basis (the “Seaspan DCF Analysis”), (ii) APR on a standalone basis (the “APR DCF Analysis”) and (iii) the Company on a sum-of-the-parts basis (the “SOTP DCF Analysis”) by combining the Seaspan DCF Analysis and the APR DCF Analysis, as further described below. A discounted cash flow analysis is designed to provide an implied value of a company or business by calculating the present value of the estimated future unlevered cash flows and terminal value of such company or business. Morgan Stanley utilized estimates from the Final Management Projections for purposes of its discounted cash flow analyses, as more fully described below.

Seaspan DCF Analysis

Morgan Stanley performed a discounted cash flow analysis for Seaspan to calculate a range of implied aggregate values for Seaspan based on estimated present values of the unlevered free cash flows and terminal value of Seaspan as a standalone entity.

Morgan Stanley calculated the estimated unlevered free cash flow for Seaspan for the fourth quarter of 2022 and fiscal years 2023 through 2037, based on estimates set forth in the September Seaspan Projections. Unlevered free cash flow for the purpose of the Seaspan DCF Analysis was defined as Adjusted EBITDA less (i) depreciation and amortization and (ii) taxes (assuming no cash taxes paid at Seaspan, as directed by the Company’s management), to arrive at net operating profit after tax, plus depreciation and amortization, less capital expenditures, plus or minus changes in net working capital, and plus residual value.

Morgan Stanley also calculated a range of terminal values for Seaspan utilizing a perpetuity growth rate method. Morgan Stanley utilized perpetuity growth rates of 0.0% to 2.0%, which rates were selected upon the application of Morgan Stanley’s professional judgment and experience, and assumed terminal year capital expenditures of $1.5 billion based on direction from the Company’s management.

Morgan Stanley then discounted the estimated unlevered free cash flows and terminal values, using a mid-year convention, to present values as of September 30, 2022, at a discount rate ranging from 7.3% to 7.9%, which discount rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect an estimate of Seaspan’s weighted average cost of capital determined by the application of the capital asset pricing model. The resulting implied aggregate value of Seaspan was then adjusted for the present value of cash flows and further adjusted for the present value of terminal value.

Based on this analysis, Morgan Stanley calculated a range of estimated implied aggregate values for Seaspan (rounded to the nearest $25 million) of $9,250 million to $12,100 million.

APR DCF Analysis

Morgan Stanley performed a discounted cash flow analysis for APR to calculate a range of implied aggregate values for APR based on the estimated present values of the unlevered free cash flows and terminal value of APR as a standalone entity.

Morgan Stanley calculated the estimated unlevered free cash flow for APR for the fourth quarter of 2022 and fiscal years 2023 through 2026, based on estimates set forth in the APR Projections. Unlevered free cash flow for the purpose of the APR DCF Analysis was defined as Adjusted EBITDA less (i) depreciation and amortization and (ii) taxes (assuming a 25.0% cash tax rate for the projection period for APR, as directed by the Company’s management, to reflect tax assets and incentives), to arrive at net operating profit after tax, plus depreciation and amortization, less capital expenditures, and plus or minus changes in net working capital.

Morgan Stanley calculated a range of terminal values for APR utilizing a terminal exit multiple method, applying a range of aggregate value to last twelve months’ (“LTM”) Adjusted EBITDA multiples to the Adjusted EBITDA of APR as set forth in the APR Projections. Morgan Stanley utilized multiples of 5.00x to 6.50x, which multiples were selected upon the application of Morgan Stanley’s professional judgment and experience.

Morgan Stanley then discounted the unlevered free cash flows and terminal values, using a mid-year convention, to present values as of September 30, 2022, at a discount rate ranging from 8.8% to 10.2%, which discount rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect an estimate of APR’s weighted average cost of capital determined by the application of the capital asset pricing model. The resulting implied aggregate value of APR was then adjusted for the present value of cash flows and further adjusted for the present value of terminal value.

Based on this analysis, Morgan Stanley calculated a range of estimated implied aggregate values for APR (rounded to the nearest $25 million) of $600 million to $775 million.

SOTP DCF Analysis

Morgan Stanley determined a range of implied aggregate values of the Company by first combining the low endpoints of the implied aggregate value ranges for Seaspan and APR segment as calculated as described above (before giving effect to rounding) to comprise the low endpoint, and combining the high endpoints of the implied aggregate value ranges for Seaspan and APR segment as calculated as described above (before giving effect to rounding) to comprise the high endpoint. The resulting implied aggregate values of the Company were then reduced by the Company’s September 30, 2022 net debt. Based on this analysis, and based on the outstanding Common Shares on a fully diluted basis as of October 30, 2022 as provided by the Company’s management, Morgan Stanley calculated a range of estimated implied values per Company Common Share (rounded to the nearest $0.25) of $12.00 to $22.25.

Precedent Transactions Multiples Analysis

Morgan Stanley performed a precedent transactions multiples analysis of (i) Seaspan on a standalone basis (the “Seaspan Precedent Transactions Analysis”), (ii) APR on a standalone basis (the “APR Precedent

Transactions Analysis”), (iii) the Company on a sum-of-the-parts basis (the “SOTP Precedent Transactions Analysis”) by combining the Seaspan Precedent Transactions Analysis and the APR Precedent Transactions analysis, as further described below, and (iv) the Company on a consolidated company basis. A precedent transactions multiples analysis is designed to imply a value of a company or business based on publicly available financial terms of precedent transactions. Morgan Stanley selected such comparable transactions because they shared certain characteristics with the Merger, most notably because they were transactions with similar characteristics to the Merger in (i) the maritime industry and (ii) the general and specialty rental industries. For such transactions, Morgan Stanley noted the multiple of aggregate value of the transaction to the LTM Adjusted EBITDA of the target company (the “AV / LTM Adj. EBITDA Multiple”), based on publicly available information at the time of announcement of each such transaction.

The following is a list of the selected maritime transactions reviewed, together with the applicable AV / LTM Adj. EBITDA Multiples (the “Selected Maritime Transactions”):

Selected Maritime Transactions (Target/Acquiror)	AV / LTM Adj. EBITDA
Teekay LNG Partners L.P. / Stonepeak Partners L.P.	8.4x
Ocean Yield ASA / Kohlberg Kravis Roberts & Co. L.P.	8.4x
Höegh LNG Holdings Ltd. / Larus Holding Limited	9.2x
GasLog Ltd / BlackRock Inc.	9.4x
Golar LNG Partners LP / New Fortress Energy Inc.	6.3x

The following is a list of the selected general and specialty rental transactions reviewed (the “Selected Rental Transactions” and, together with the Selected Maritime Transactions, the “Selected Transactions”), together with the applicable AV / LTM Adj. EBITDA Multiples:

Selected Rental Transactions (Target/Acquiror)	AV / LTM Adj. EBITDA
General Rental
NES Rentals Holdings II, Inc. / United Rentals, Inc.	6.2x
Neff Corporation / United Rentals, Inc.	6.7x
BlueLine Rental / United Rentals, Inc.	6.7x
Specialty Rental
APR Energy plc / Fairfax Financial Holdings Limited	7.8x
BakerCorp International Holdings, Inc. / United Rentals, Inc.	9.1x
APR Energy Limited / Seaspan Corporation	5.9x
Mobile Mini, Inc. / WillScot Corporation	11.3x
Aggreko plc / TDR Capital LLP & I Squared Capital (US) LLC	5.5x
General Finance Corporation / United Rentals, Inc.	10.4x

Seaspan Precedent Transactions Analysis

Based on its analysis of the relevant metrics and time frame for each of the Selected Maritime Transactions and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of the AV / LTM Adj. EBITDA Multiples of the Selected Maritime Transactions and applied these ranges of multiples to LTM Adj. EBITDA of Seaspan of $1,050 million as of September 30, 2022, calculated based on the Company’s reported earnings for Seaspan. Based on this analysis, Morgan Stanley calculated a range of estimated implied aggregate values for Seaspan (rounded to the nearest $25 million) as follows:

Seaspan Precedent Transactions Analysis (LTM Adj. EBITDA)	Selected Multiple Range	Implied Aggregate Value ($MM)
AV / LTM Adj. EBITDA ($1,050MM)	8.0x – 9.0x	8,400 – 9,450

APR Precedent Transactions Analysis

Based on its analysis of the relevant metrics and time frame for each of the Selected Rental Transactions and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of the AV / LTM Adj. EBITDA Multiples of the Selected Rental Transactions and applied these ranges of multiples to LTM Adj. EBITDA of APR of $83 million as of September 30, 2022, calculated based on the Company’s reported earnings for APR. Based on this analysis, Morgan Stanley calculated a range of estimated implied aggregate values for APR (rounded to the nearest $25 million) as follows:

APR Precedent Transactions Analysis (LTM Adj. EBITDA)	Selected Multiple Range	Implied Aggregate Value ($MM)
AV / LTM Adj. EBITDA ($83MM)	5.0x – 6.5x	425 – 525

SOTP Precedent Transactions Analysis

Morgan Stanley determined a range of implied aggregate values of the Company by first combining the low endpoints of the implied aggregate value ranges for Seaspan and APR segment as calculated as described above (but without giving effect to rounding) to comprise the low endpoint, and combining the high endpoints of the implied aggregate value ranges for Seaspan and APR segment as calculated as described above (but without giving effect to rounding) to comprise the high endpoint. The resulting implied aggregate values of the Company were then reduced by the Company’s September 30, 2022 net debt. Based on this analysis, and based on the outstanding Common Shares on a fully diluted basis as of October 30, 2022 as provided by the Company’s management, Morgan Stanley calculated a range of estimated implied values per Common Share (rounded to the nearest $0.25) as follows:

SOTP Precedent Transactions Analysis	Implied Value Per Company Common Share ($)
AV / LTM Adj. EBITDA	8.50 – 12.50

Consolidated Precedent Transactions Analysis

Based on its analysis of the relevant metrics and time frame for each of the Selected Transactions and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of the AV / LTM Adj. EBITDA Multiples of the Selected Transactions and applied these ranges of multiples to LTM Consolidated Adj. EBITDA of the Company of $1,131 million as of September 30, 2022, calculated based on the Company’s reported earnings. Based on this analysis, and based on the outstanding Common Shares on a fully diluted basis as of October 30, 2022 as provided by the Company’s management, Morgan Stanley calculated a range of estimated implied values per Common Share (rounded to the nearest $0.25) as follows:

Consolidated Precedent Transactions Analysis (LTM Consolidated Adj. EBITDA)	Selected Multiple Range	Implied Value Per Company Common Share ($)
AV / LTM Adj. EBITDA ($1,131MM)	8.0x – 9.0x	9.25 – 13.25

No company or transaction utilized in the precedent transactions analysis is identical to the Company, Seaspan, APR or the Merger. In evaluating the precedent transactions, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

Other Information

Morgan Stanley observed additional factors that were not considered part of Morgan Stanley’s financial analysis with respect to its opinion, but which were noted as reference data for the Special Committee, including the information described below.

Equity Research Analysts’ Price Targets

For reference only, Morgan Stanley reviewed certain future public market trading price targets for Common Shares prepared and published by equity research analysts as of August 3, 2022 (the day before the last full trading day prior to the Company’s announcement of its receipt of a takeover proposal from Poseidon). These targets reflected each analyst’s estimate of the future public market trading price of Common Shares. The range of undiscounted analyst price targets for the Common Shares was $10.50 to $21.00 per share as of August 3, 2022.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Common Shares, and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Historical 52-Week Trading Range

For reference only, Morgan Stanley reviewed the range of closing prices of the Common Shares for the 52-week period ending on August 4, 2022 (the last full trading day prior to the Company’s announcement of its receipt of a takeover proposal from Poseidon). Morgan Stanley noted that the low and high closing prices for the Common Shares during such period ranged from $10.25 to $16.32 per share.

DCF Sensitivity Analyses

In addition to the discounted cash flow analyses described under “—Discounted Cash Flow Analysis” above, Morgan Stanley performed a sensitivity analysis for Seaspan to analyze the impact on the (i) implied aggregate value of the Company and (ii) implied price per Common Share, both derived from the analyses described under the subsection titled “—Discounted Cash Flow Analysis” (with the aggregate value of APR held constant at the midpoint weighted average cost of capital of 9.5% and the midpoint exit multiple of 5.8x), by varying the assumptions in the September Seaspan Projections with respect to (i) discounts to charter rates observed by the shipping industry for Season’s existing fleet and for its projected “growth” fleet, (ii) assumed utilization rates, (iii) useful life of Seaspan vessels for both conventional and liquified natural gas (“LNG”) vessels, (iv) the cost to build new vessels, (v) scrap value of Seaspan vessels at the end of their useful lives and (vi) increase to cost inflation assumptions per annum. The following table presents the results of this analysis:

Assumption Impacted	September Seaspan Projections	Sensitivity Scenario	Impact on Implied Aggregate Value of the Company ($MM)	Impact on Implied Value per Company Common Share ($)
Discount to Industry Charter Rates (Existing Fleet / Growth Fleet)	(15%) / (22%)	(20%) / (22%)	(1,018)	(3.49)
Discount to Industry Charter Rates (Existing Fleet / Growth Fleet)	(15%) / (22%)	(10%) / (10%)	2,342	7.69
Utilization Rates (Contracted Utilization / Spot Utilization)	98.9% / 98.9%	97.0% / 95.0%	(1,081)	(3.71)
Vessel Useful Life (Conventional / LNG Vessels)	25 years / 30 years	23 years / 25 years	(773)	(2.64)
Cost of New Build (impact on base year capital expenditures)	$111MM	$117MM	(313)	(1.07)
Scrap Value (impact on residual value)	$350 / LWT	$300 / LWT	(47)	(0.16)
Cost Inflation per Annum	0 bps	100 bps	(1,018)	(3.49)

Morgan Stanley also performed a sensitivity analysis for APR to analyze the impact on the (i) implied aggregate value of the Company and (ii) implied price per Common Share, both derived from the analyses described under the subsection titled “—Discounted Cash Flow Analysis” (with the aggregate value of Seaspan held constant at the midpoint weighted average cost of capital of 7.6% and the midpoint perpetuity growth rate of 1.0%), by varying the assumptions in the APR Projections with respect to turbine utilization rate. The following table presents the results of this analysis:

Assumption Impacted	APR Projections	Sensitivity Scenario	Impact on Implied Aggregate Value of the Company ($MM)	Impact on Implied Value per Company Common Share ($)
Turbine Utilization Rate	75%	70%	(87)	(1.17)
Turbine Utilization Rate	75%	50%	(408)	(2.27)

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis of the Company, which is designed to provide insight into the potential future equity value of a company as a function of such company’s estimated future Adjusted EBITDA. The resulting implied equity value is subsequently discounted to arrive at an estimate of the implied present value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per Common Share on a standalone basis for the Company, based on the outstanding Common Shares on a fully diluted basis as of October 30, 2022 as provided by the Company’s management.

To calculate these discounted fully diluted per share equity values, Morgan Stanley utilized estimated next twelve months (“NTM”) Consolidated Adj. EBITDA following December 31, 2022 of $1,416 million, December 31, 2023 of $1,899 million, and December 31, 2024 of $2,066 million in each case calculated based on the Final Management Projections as described above. Morgan Stanley applied a forward range of AV / Adj. EBITDA Multiples, which multiples were selected based upon the application of Morgan Stanley’s professional judgment and experience and with reference to the range of AV / Adj. EBITDA Multiples for the Comparable

Companies as described above, to these NTM Consolidated Adj. EBITDA estimates, in order to reach a future implied aggregate value of the Company. For purpose of this analysis, Morgan Stanley assumed the continued payment of a $0.50 annual dividend paid to holders of Common Stock.

Morgan Stanley then subtracted the Company’s projected net debt (including preferred equity) as of December 31, 2022, 2023 and 2024, as applicable, (in each case based on projections provided by, and approved for use by, the Company’s management) from the Company’s future implied aggregate value to reach a future implied fully diluted equity value. Morgan Stanley then divided the future implied fully diluted equity value by estimated fully diluted shares outstanding (with such estimates provided by the Company’s management) to calculate a per share price. Morgan Stanley then discounted the resulting implied future share price to September 30, 2022 at a discount rate of 11.2%, which rate was selected based on the Company’s estimated cost of equity, to calculate the discounted fully diluted equity value per share. Based on this analysis, Morgan Stanley calculated a range of estimated implied values per Common Share as follows:

	Selected Multiple Ranges	Implied Value Per Company Common Share ($)
NTM Consolidated Adj. EBITDA as of 12/31/2022	7.0x – 9.0x	11.51 –20.79
NTM Consolidated Adj. EBITDA as of 12/31/2023	7.0x – 9.0x	14.43 –25.32
NTM Consolidated Adj. EBITDA as of 12/31/2024	7.0x – 9.0x	11.88 –22.60

Preliminary Presentations by Morgan Stanley

In addition to its October 31, 2022 opinion and presentation to the Special Committee and the underlying financial analyses performed in relation thereto, Morgan Stanley also delivered preliminary presentation materials to the Special Committee on or around August 26, September 2, September 7, September 11, September 16, September 24, September 27 and October 5, 2022 (the “Preliminary Presentation Materials”). The preliminary financial considerations and other information in the Preliminary Presentation Materials were based on information and data that was available as of the date of such presentations. The Preliminary Presentation Materials substantively reflected certain of the analyses described above under “—Summary of Financial Analyses.”

The materials dated August 26, 2022 included (a) a preliminary overview of the Initial Consortium Proposal; (b) an overview of the Company’s market situation and price history; (c) a review of the August Seaspan Projections; and (d) a review of certain comparable companies and precedent transactions.

The materials dated September 2, 2022 included (a) a preliminary overview of the Initial Consortium Proposal; (b) an overview of the Company’s market situation and price history; (c) a review of the August Seaspan Projections and the APR Projections; and (d) certain preliminary valuations of the Company, Seaspan, and APR.

The materials dated September 7, 2022, September 11, 2022, September 16, 2022, and September 24, 2022 each included certain preliminary valuations of one or more of the Company, Seaspan, and APR.

The materials dated September 27, 2022 included (a) a preliminary overview of the Revised Consortium Proposal and (b) an overview of the Company’s market situation and price history.

The materials dated October 5, 2022 and filed as exhibit (c)(9) to the Schedule 13E-3 filed with the SEC in connection with the Merger included (a) a preliminary overview of the Revised Consortium Proposal; (b) an overview of the Company’s market situation and price history; (c) a review of the September Seaspan Projections; and (d) certain preliminary valuations of the Company, Seaspan, and APR. Morgan Stanley also delivered materials dated October 5, 2022 containing supplementary discounted cash flow sensitivity analyses, which are filed as exhibit (c)(10) to the Schedule 13E-3 filed with the SEC in connection with the Merger.

The Preliminary Presentation Materials were for discussion purposes only and did not present any findings or make any recommendations or constitute an opinion of Morgan Stanley with respect to the fairness of the Merger Consideration or otherwise. The financial analyses performed by Morgan Stanley in relation to its opinion dated October 31, 2022, as described above under “—Summary of Financial Analyses,” superseded all analyses and information presented in the Preliminary Presentation Materials. Copies of the Preliminary Presentation Materials have been filed as exhibits to the Schedule 13E-3 filed with the SEC in connection with the Merger, will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested shareholder or such shareholder’s representative who has been so designated in writing at the address described in the section of this proxy statement titled “Where You Can Find More Information.”

General

In connection with the review of the Merger by the Special Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the Merger Consideration to be received by the Unaffiliated Shareholders pursuant to the Merger Agreement and in connection with the delivery of its opinion dated as of October 31, 2022 to the Special Committee. These analyses do not purport to be appraisals or to reflect the prices at which Common Shares might actually trade.

The Merger Consideration to be received by the Unaffiliated Shareholders pursuant to the Merger Agreement was determined through arms’-length negotiations between the Special Committee and Poseidon and was approved by the Special Committee. Morgan Stanley provided advice to the Special Committee during these negotiations but did not, however, recommend any specific consideration to the Company or the Special Committee, nor did Morgan Stanley opine that any specific consideration constituted the only appropriate consideration for the Merger. Morgan Stanley’s opinion did not address (i) the treatment of the Preferred Shares, the Restricted Shares, the Rollover Investment, the Rollover Agreements or the Rollover Shares or the consideration to be received by the holders of the Rollover Shares, the Restricted Shares or the Preferred Shares or (ii) the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Special Committee and the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. Morgan Stanley’s opinion was not intended to, and does not, constitute an opinion or a recommendation as to how the Company’s shareholders should vote with respect to the Merger at the Annual Meeting.

Morgan Stanley’s opinion and its presentation to the Special Committee was one of many factors taken into consideration by the Special Committee to recommend that the Board approve and adopt the Merger Agreement. See the section entitled “Special Factors—Reasons for the Merger; Recommendations of the Special Committee; Approval and Recommendations of the Company Board; the Company’s Position as to the Fairness of the Merger to Unaffiliated Shareholders.” Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Special Committee with respect to the Merger Consideration pursuant to the Merger Agreement or of whether the Special Committee would have been willing to agree to a different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

The Special Committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the industries in which the Company operates, and its knowledge of the Company’s business and affairs. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Poseidon or its affiliates, the Company, Fairfax, ONE, Washington or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Special Committee financial advisory services and an opinion, described in this section and attached to this proxy statement as Annex B, in connection with the Merger, and the Company has agreed to pay Morgan Stanley a fee of up to $8 million for its services, $750,000 of which became payable and was paid upon Morgan Stanley’s engagement by the Special Committee, $3.0 million of which became payable and was paid upon the delivery of Morgan Stanley’s presentation of the Preliminary Presentation Materials dated September 2, 2022 to the Special Committee, and $1.0 million of which became payable and was paid upon Morgan Stanley’s delivery of the opinion described in this section and attached to this proxy statement as Annex B, and the remainder of which is contingent upon the closing of the Merger. The Company has also agreed to reimburse Morgan Stanley for its expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, its and their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates from and against any losses, claims, damages or liabilities and expenses related to, arising out of or in connection with Morgan Stanley’s engagement.

In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have not received any fees in connection with any financial advisory and financing services for the Company and the Special Committee other than financial advisory fees received in connection with this assignment and fees received as a result of being a counterparty to the Company with respect to call option transactions entered into in connection with the issuance of the Exchangeable Notes. The public announcement of the Merger may result in adjustments to such call option transactions, and the closing of the Merger may result in the further adjustment or unwinding of such call option transactions. In the event of such an unwinding, the Company may be entitled to receive a payment under the relevant call option transactions, which payment may be calculated at the time of closing of the Merger. In the two years prior to the date hereof, Morgan Stanley and its affiliates have not received any financial advisory or financing fees from Poseidon, Mr. Sokol, ONE or Washington. In the two years prior to the date hereof, Morgan Stanley and its affiliates have provided financial advisory services for Fairfax and have received aggregate fees of approximately $10 to $20 million in connection with such services unrelated to the Merger. In addition, Morgan Stanley is currently mandated on a capital markets assignment for a Fairfax affiliate, which is unrelated to the Merger, and for which Morgan Stanley would receive customary fees upon the consummation of such transactions. Morgan Stanley may also seek to provide financial advisory and financing services to Poseidon, the Company and their respective affiliates, Fairfax, ONE and Washington in the future and would expect to receive fees for the rendering of these services.

Unaudited Financial Projections of the Company

The Company does not make public long-term projections as to its future earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. However, the Company is including in the following summary (i) certain non-public unaudited financial projections with respect to Seaspan prepared by the Company’s management for presentation to the Board, as updated in connection with the evaluation of the Merger, and (ii) certain non-public unaudited financial projections with respect to APR prepared by the Company’s management in connection with the evaluation of the Merger. The Company is including the Management Projections (as defined below) in this proxy statement solely because such information was made available to the Special Committee in connection with its evaluation of the Merger, was provided to Morgan Stanley for its use and reliance in connection with its financial analyses and, in the case of the APR Projections and the September Seaspan Projections (each as defined below), its opinion, and, in the case of the August Seaspan Projections (as defined below) and the September Seaspan Projections, was provided to the Consortium. The Company’s management provided for review by the Special Committee and Morgan Stanley (i) unaudited financial projections with respect to Seaspan on August 16, 2022 (the “August Seaspan Projections”), (ii) unaudited financial projections with respect to APR on August 30, 2022 (the “APR Projections”), and (iii) updated unaudited financial projections with respect to Seaspan on September 28, 2022 (the “September Seaspan Projections” and, together with the August Seaspan Projections and the APR Projections, the “Management Projections”). The inclusion of the Management Projections should not be regarded as an indication that any of the Special Committee, the Company, Seaspan, APR or any of their respective officers, directors, affiliates, advisors or other representatives considered, or now considers, any of the Management Projections to be necessarily predictive of actual future results. The Management Projections are not included in this proxy statement to influence any shareholder to make any investment decision with respect to the Merger or for any other purpose.

The Management Projections were prepared by, and are the sole responsibility of, the management of the Company, and are subjective in many respects. As a result, there can be no assurance that the prospective results will necessarily be realized or that actual results will not be significantly higher or lower than estimated. The Management Projections are not a guarantee of future performance. The future financial results of the Company, Seaspan or APR may materially differ from those expressed in the Management Projections due to factors that are beyond the management of the Company’s ability to control or predict.

Although the Management Projections are presented with numerical specificity, they are forward-looking statements that involve inherent risks and uncertainties and reflect numerous estimates and assumptions, all of which are difficult to predict and many of which are beyond the control of the Company. Further, since the Management Projections cover multiple years, such information by its nature becomes less predictive with each successive year. The estimates and assumptions underlying the Management Projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.” Shareholders are urged to review the Company’s SEC filings for a description of additional risk factors with respect to its business.

Certain of the financial information contained in the Management Projections, including Adjusted EBITDA and Unlevered Free Cash Flow, are non-GAAP financial measures. The Company’s management provided these non-GAAP financial measures because the Company’s management believes that these measures provide useful information to investors in assessing the Company’s results from operations, and are useful in assessing performance and highlighting trends on an overall basis. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with generally accepted accounting principles in the United States (“GAAP”), and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

The Management Projections do not give effect to the Merger or the other transactions contemplated by the Merger Agreement and were not prepared with a view toward public disclosure, nor were the Management Projections prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants or the Financial Accounting Standards Board for preparation and presentation of prospective financial and operating information. In addition, the Management Projections require significant estimates and assumptions that make the information included therein inherently less comparable to the similarly titled GAAP measures in the historical GAAP financial statements of Seaspan, APR and the Company. Neither the Company’s independent registered public accounting firm, nor any other independent accountants have compiled, examined or performed any procedures with respect to the Management Projections, and accordingly they have not expressed any opinion or any other form of assurance on such information. The reports of the independent registered public accounting firm of the Company in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 relate to the Company’s historical financial information. The reports do not extend to the Management Projections and should not be read to do so. Furthermore, the Management Projections do not take into account any circumstances or events occurring after the date such information was prepared.

The following tables set forth the Management Projections prepared by management of the Company (i) with respect to the August Seaspan Projections, for the six months ending December 31, 2022 and the years ending December 31, 2023 through 2037, (ii) with respect to the September Seaspan Projections, for the three months ending December 31, 2022 and the years ending December 31, 2023 through 2037, and (iii) with respect to the APR Projections, for the three months ending December 31, 2022 and the years ending December 31, 2023 through 2026. In developing the Management Projections, the Company made numerous material assumptions with respect to Seaspan and APR for the periods covered by the projections including, but not limited to, the following:

•

Revenue assumptions including contract utilization, charter re-contracting, exercise of charter extension options, exercise of termination options, off-hire periods between contracts and lay-up assumptions;

•	Utilization rates of 98.9%, with respect to Seaspan, and 75%, with respect to APR;

•	Charter contract renewal assumptions including pricing, capacity under contract and contract duration;

•	Operating costs, general and administrative costs, drydock expenditures and other capital expenditures;

•	With respect to Seaspan, useful life of vessels, as well as depreciation and scrap value of vessels at end of useful life;

•	With respect to Seaspan, purchases of replacement vessels based on forecasted global GDP growth rates ranging from 2.5% – 3.0% starting in 2026 through 2037;

•	With respect to APR, a new fleet of 13 units with 62% deployment in 2023 and 100% deployment thereafter; and

•	Other general business, market, industry, and interest rate assumptions.

The key changes from the August Seaspan Projections to the September Seaspan Projections were the removal of four 7,700 TEU Dual-Fuel LNG vessels, acceleration of the delivery date of ONE Freedom and select updates to charter rates.

August Seaspan Projections

In US$ MM	2H 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	FY 2030E	FY 2031E	FY 2032E	FY 2033E	FY 2034E	FY 2035E	FY 2036E	FY 2037E
Revenue	772.1	1,773.0	2,270.6	2,486.1	2,384.6	2,359.6	2,420.5	2,514.0	2,566.3	2,659.0	2,747.6	2,850.0	2,909.2	2,994.9	3,069.8	3,162.2
Adjusted EBITDA(1)	538.0	1,292.3	1,775.8	1,965.7	1,867.4	1,819.9	1,854.2	1,920.9	1,950.6	2,016.0	2,085.9	2,158.3	2,204.8	2,283.0	2,351.6	2,406.8
Capital Expenditures	(1,310.5)	(2,801.1)	(2,498.4)	(493.5)	(719.9)	(696.4)	(754.1)	(806.8)	(987.0)	(913.0)	(1,194.0)	(1,036.3)	(1,376.3)	(1,771.9)	(1,821.3)	(877.7)
Residual Value(2)	—	—	—	—	6.6	13.7	—	14.5	21.9	40.0	54.4	35.0	59.2	188.9	220.4	155.9
Unlevered Free Cash Flow(3)	(772.4)	(1,505.3)	(713.1)	1,479.2	1,156.9	1,141.1	1,104.3	1,132.6	988.3	1,146.0	949.1	1,160.6	890.1	697.8	751.4	1,693.3

September Seaspan Projections

In US$ MM	Q4 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	FY 2030E	FY 2031E	FY 2032E	FY 2033E	FY 2034E	FY 2035E	FY 2036E	FY 2037E
Revenue	385.0	1,773.7	2,253.4	2,441.1	2,345.8	2,329.9	2,360.8	2,460.5	2,516.9	2,613.6	2,706.9	2,813.6	2,875.2	2,968.7	3,076.2	3,178.0
Adjusted EBITDA(1)	269.6	1,292.3	1,758.6	1,920.6	1,828.5	1,789.9	1,794.7	1,867.5	1,901.1	1,970.6	2,045.1	2,121.6	2,170.5	2,256.3	2,357.2	2,421.7
Capital Expenditures	(566.1)	(2,755.8)	(2,181.3)	(493.5)	(719.9)	(698.3)	(752.2)	(806.8)	(987.0)	(913.0)	(1,196.2)	(1,034.1)	(1,376.3)	(1,771.9)	(1,821.3)	(880.1)
Residual Value(2)	—	—	—	—	6.6	13.7	—	14.5	21.9	40.0	54.4	35.0	59.2	188.9	220.4	155.9
Unlevered Free Cash Flow(3)	(297.4)	(1,459.9)	(412.7)	1,434.0	1,118.0	1,109.1	1,047.0	1,079.1	938.8	1,100.5	906.0	1,126.1	855.8	671.0	756.6	1,705.7

APR Projections

In US$ MM	Q4 2022E	FY2023E	FY2024E	FY2025E	FY2026E
Revenue	27.0	205.2	225.5	232.2	232.2
Adjusted EBITDA(1)	10.5	123.5	140.5	145.9	145.9
Capital Expenditures	(5.5)	(157.0)	(112.1)	(28.8)	(28.8)
Unlevered Free Cash Flow(4)	4.9	(50.8)	8.6	95.7	95.9

(1)

Adjusted EBITDA represents net earnings before interest expense and income, tax expense, depreciation and amortization, impairment, write-down and gains/losses on sale, gains/losses on derivative instruments, loss on foreign currency repatriation, change in contingent consideration asset, loss on debt extinguishment, other expenses and certain other items that management believes are not representative of its operating performance, as further adjusted to reflect operating lease expenses.

(2)

Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate which takes into consideration historical average scrap prices based on information from third-party maritime research services. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective because of the cyclical nature of future demand for scrap steel.

(3)

Unlevered free cash flow for the August Seaspan Projections and the September Seaspan Projections represents Adjusted EBITDA less taxes (assuming no cash taxes paid at Seaspan), less capital expenditures, plus or minus changes in net working capital, and plus residual value.

(4)

Unlevered free cash flow for the APR Projections represents Adjusted EBITDA less taxes (assuming a 25.0% cash tax rate for the projection period for APR to reflect tax assets and incentives), less capital expenditures, and plus or minus changes in net working capital.

Readers of this proxy statement are cautioned not to place undue reliance on the Management Projections set forth above. No representation or warranty is made by the Company, Seaspan, APR or any other person to any Common Shareholder regarding the ultimate performance of the Company, Seaspan or APR compared to the information included in the above Management Projections. The inclusion of the Management Projections in this proxy statement should not be regarded as an indication that such prospective financial and operating information will necessarily be predictive of future events, and such information should not be relied on as such.

THE MANAGEMENT PROJECTIONS INCLUDED IN THIS PROXY STATEMENT WERE MADE AVAILABLE TO THE SPECIAL COMMITTEE IN CONNECTION WITH ITS EVALUATION OF THE MERGER AND WERE PROVIDED TO MORGAN STANLEY FOR ITS USE AND RELIANCE IN CONNECTION WITH ITS FINANCIAL ANALYSES AND OPINION. THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH MANAGEMENT PROJECTIONS ARE NOT REALIZED, EXCEPT AS MAY BE REQUIRED BY LAW.

Purposes and Reasons of the Consortium and Mr. Chen for the Merger

Under the SEC rules governing “going-private” transactions, each member of the Consortium and Mr. Chen may be deemed to be an affiliate of the Company and, therefore, is required to express its purposes and reasons for the Merger to the Company’s unaffiliated security holders (as defined in Rule 13e-3 under the Exchange Act). The members of the Consortium and Mr. Chen are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For purposes of this section, references to “Consortium” also include Poseidon, Merger Sub and the Fairfax Filing Parties (as defined under “Information Concerning Poseidon, Merger Sub and the Consortium—The Consortium—Fairfax and the Fairfax Filing Parties”).

If the Merger is completed, all of the Common Shares of the Company will be owned by Poseidon, and the Common Shares will cease to be publicly traded. For the Consortium members, the purpose of the Merger is to enable Poseidon to acquire control of the Company, in a transaction in which the Target Shareholders will receive (subject to any applicable withholding) $15.50 per share in cash for each Common Share they own, without interest. After the Merger, the Common Shares will no longer be publicly traded and Poseidon will solely bear the risks, and be entitled to the benefits, of ownership of the Common Shares. Upon consummation of the Merger, the Target Shareholders will immediately realize the value of their investment in the Company through their receipt of the Merger Consideration of $15.50 per share in cash (without interest), representing a premium of approximately 34% to the closing price of the Common Shares on the NYSE on August 4, 2022 (the last trading day prior the day the Initial Consortium Proposal was made public), and a 42.8% premium to the 30-day volume-weighted average price of the Common Shares as of August 4, 2022.

The Consortium members believe that the international shipping industry is facing significant headwinds and experiencing rapid change as global trade reacts to the supply chain challenges of the past two years. Vessel lease and container shipping rates have decreased significantly, and based on their industry experience, the members of the Consortium believe that this decline will continue in the future as a result of significant supply growth (with more than a 30% increase in the building of new ships), while the congestion in the international container ports due to the effects of COVID-19 was being reduced rapidly. Moreover, forecasts for global GDP growth have been reduced dramatically, which may further depress demand in the industry. The Consortium members further believe that the still-evolving global environmental regulations applicable to shipping may require costly modifications to the older ships in the Company’s fleet to enable them to use alternative fuels. The current inflationary environment also presents meaningful risks to the Company given its significant variable operational costs and its high level of debt financing and the fact that the Company has significant fixed-priced, long-term vessel leases.

The Consortium members believe that having publicly traded Common Shares will complicate the Company’s efforts to most effectively address operational, financing, and strategic issues. The Consortium members further believe that operating the Company without publicly traded Common Shares will substantially increase the Company’s flexibility to adjust to these various industry challenges and risks. The Consortium members also believe that the involvement of ONE in the Merger could significantly improve the Company’s access to capital. Responding to current and anticipated market challenges will require tolerance for volatility and risk in the performance of the Company’s business, and a willingness to make business decisions focused on improving the Company’s long-term profitability, even at the expense of short-term results. The Consortium members believe that public common shareholders are likely to have a difficult time navigating a period of depressed or volatile results over the next several years. The Consortium members also believe that pressure on the Common Share price likely would make the cost of equity very high or potentially make equity capital unavailable when most required. Accordingly, the Consortium members believe that the acquisition of the Common Shares of the Company by Poseidon presents the best path forward for the Company’s shareholders.

If the Merger is completed, all of the Common Shares will be owned by Poseidon, and the Common Shares will cease to be publicly traded. The Consortium members believe that structuring the transaction as a merger is preferable to other alternative transaction structures such as a tender offer because (i) it will enable Poseidon to directly acquire all of the Common Shares at the same time, and (ii) it represents an opportunity for the Unaffiliated Shareholders to immediately realize the value of their investment in the Company and pursue other investment opportunities. Although the Consortium members believe that there will be significant benefits to their full ownership of the Common Shares, the Consortium members recognize that there are also substantial risks (including the risks and uncertainties relating to the prospects of the Company) and that such benefits may not be fully realized. Additionally, the Consortium members believe that the transaction structure will provide a prompt and orderly transfer of ownership of the Company in a single step, without the necessity of financing separate purchases of the Common Shares in a tender offer and a second-step merger to acquire any Common Shares not tendered in any such tender offer, and without incurring any additional transaction costs associated with such activities.

For these reasons, the Consortium members believe that private ownership of the Common Shares is in the best interests of the Company and that the Merger is substantively and procedurally fair to and in the best interest of the unaffiliated security holders of the Company (as defined in Rule 13e-3 under the Exchange Act).

Mr. Chen, in his individual capacity and not as a director of the Company, on the basis of the reasons described above, believes that the Merger is substantively and procedurally fair to and in the best interests of the unaffiliated security holders of the Company (as defined in Rule 13e-3 under the Exchange Act).

Voting by Consortium

At the close of business on the Record Date, members of the Consortium beneficially owned and had the right to vote                  Common Shares in the aggregate, which represents 69.8% of the Common Shares.

Members of the Consortium have entered into the Voting and Support Agreements pursuant to which they have agreed to vote all of the Common Shares they beneficially own in favor of the Merger Proposal and to the extent such adjournment is permitted or required by the Merger Agreement, MIBCA or the articles of incorporation or bylaws of the Company, the Adjournment Proposal. See “The Voting and Support Agreements” section of this proxy statement.

At the close of business on the Record Date, Mr. Chen beneficially owned and had the right to vote                  Common Shares in the aggregate, which represents approximately         % of the Common Shares. Mr. Chen has informed the Company that, as of the date of this proxy statement, he intends to vote in favor of the Merger Proposal and the Adjournment Proposal.

Positions of the Consortium and Mr. Chen as to the Fairness of the Merger

Under the SEC rules governing “going-private” transactions, each member of the Consortium and Mr. Chen may be deemed to be an affiliate of the Company and, therefore, is required to express its or his beliefs as to the substantive and procedural fairness of the Merger to the Company’s unaffiliated security holders (as defined in Rule 13e-3 under the Exchange Act). Each member of the Consortium and Mr. Chen are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act and, for each such person who is a director of the Company, solely in his individual capacity and not as a director of the Company. The views of the members of the Consortium and Mr. Chen as to fairness of the proposed Merger should not be construed as a recommendation to any of the Company’s shareholders as to how you should vote on the Merger Proposal. For purposes of this section, references to “Consortium” also include Poseidon, Merger Sub and the Fairfax Filing Parties (as defined under “Information Concerning Poseidon Merger Sub and the Consortium—The Consortium—Fairfax and the Fairfax Filing Parties”).

The Consortium members and Mr. Chen have interests in the Merger that may be different from, or in addition to, the interests of the Company’s Unaffiliated Shareholders, as further described under “Special Factors—Interests of Certain Persons in the Merger.” In light of these different interests, and the fact that Mr. Sokol is a Consortium member, Mr. Chin, Mr. Wallace and Mr. Simkins are members of the Board associated with certain Consortium members, and Mr. Chen is a member of the Board who will have an ownership interest in Poseidon if the Merger is consummated, the Board established the Special Committee consisting solely of independent and disinterested directors (other than their interests described under “—Interests of Certain Persons in the Merger” of this proxy statement) for purposes of reviewing, evaluating and negotiating the Proposed Transaction with the Consortium members, and reviewing and investigating alternatives thereto, with the assistance of independent legal and financial advisors. Neither any of the members of the Consortium, including Mr. Sokol, nor any of Mr. Chin, Mr. Wallace, Mr. Simkins and Mr. Chen participated in the deliberations of the Special Committee regarding the substantive or procedural fairness of the Merger to the Company’s Unaffiliated Shareholders. For these reasons, the members of the Consortium and Mr. Chen do not believe that their interests in the Merger influenced the decision of the Special Committee with respect to the Merger Agreement or the Merger.

The Special Committee negotiated the terms and conditions of the Merger Agreement, with the assistance of the Special Committee’s legal and financial advisors. The members of the Consortium (with the exception of ONE, as discussed below) and Mr. Chen, have not performed or prepared, nor engaged a financial advisor to perform or prepare, any report, opinion, appraisal, valuation or other analysis for the purpose of assessing the fairness of the Merger or the Merger Consideration to the Consortium members, the Company or the Unaffiliated Shareholders.

Based on the knowledge of the members of Consortium and analysis of available information regarding the Company, as well as discussions with members of Management regarding the Company and its business and the factors considered by, and the analysis and resulting conclusions of, the Board and the Special Committee described in the sections entitled “—Reasons for the Merger; Recommendations of the Special Committee” of this proxy statement and “—Approval and Recommendations of the Company Board; the Company’s Position as to the Fairness of the Merger to Unaffiliated Shareholders” of this proxy statement, and the following factors, the Consortium believes that the Merger is substantively and procedurally fair to the unaffiliated security holders (as defined in Rule 13e-3 under the Exchange Act) (not necessarily in any order of relative importance):

•

Each of Mr. Sokol, Mr. Chin, Mr. Wallace and Mr. Simkins, who are members of the Board, in order to avoid any potential conflicts of interest, did not attend or vote at any Board meeting held regarding the Merger and alternatives thereto after the delivery by the Consortium of the Initial Consortium Proposal (other than the Board meeting to create, and delegate authority to, the Special Committee and the Board meeting at which the full Board acted on the Special Committee’s recommendation).

•

The Merger Consideration provided the Unaffiliated Shareholders with a cash price in excess of the trading price of the Common Shares on August 4, 2022 (the last trading day prior to the day the Initial Consortium Proposal was made public) despite being negotiated at a time when there was increasing deterioration in both general stock market and industry conditions, including a decline in both vessel lease and container shipping rates, an increase in both operational costs and interest rates in a business with substantial long-term, fixed price vessel leases, still-evolving decarbonization regulations, and a decline in the trading price of the equity of certain comparable companies.

•	The Merger Consideration consists entirely of cash, which provides a degree of certainty of value and liquidity to Unaffiliated Shareholders.

•

The Merger Consideration constitutes a 34% premium to the closing price per Common Share on August 4, 2022 (the last trading day prior to the day the Initial Consortium Proposal was made public), and a 42.8% premium to the 30-day volume-weighted average price of the Common Shares as of August 4, 2022.

•	The Unaffiliated Shareholders will not be exposed to risks and uncertainties relating to the prospects of the Company following completion of the Merger.

•

The Consortium’s initial proposal dated August 4, 2022 conditioned the proposal on (i) the establishment of a special committee of independent directors fully-empowered to review and accept or reject that proposal or any other proposal the Consortium would make in conjunction with independent legal and financial advisors selected and engaged by the special committee to determine whether the proposed transaction would be in the best interests of the Company and its shareholders (other than Consortium members) and to negotiate definitive agreements and (ii) the definitive agreement providing for any transaction with the Consortium including, as a non-waivable condition, that any transaction be approved by, in addition to any other required vote, the holders of a majority of the Common Shares not held by members of the Consortium.

•

The Board in fact established a Special Committee, consisting of unaffiliated and independent directors, that was fully empowered to engage financial and legal advisors and to review, evaluate, negotiate and/or reject the Consortium’s offer, as well as reviewing and investigating potential alternatives thereto, and make a recommendation to the Board with respect to the Merger.

•

The transaction was in fact structured to include a non-waivable condition requiring the approvals by (x) the holders of a majority of the voting power of the issued and outstanding Common Shares beneficially owned by the Unaffiliated Shareholders; and (y) the holders of a majority of the voting power of the issued and outstanding Common Shares.

•

Notwithstanding that the opinion of Morgan Stanley & Co. LLC was provided solely for the information and assistance of the Special Committee and none of the Consortium members are entitled to, and did not, rely on such opinion, the fact that the Special Committee received an opinion from Morgan Stanley, dated October 31, 2022, that, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the Merger Consideration in the Proposed Transaction to be received by the Unaffiliated Shareholders pursuant to the Merger Agreement is fair, from a financial point of view, to the Unaffiliated Shareholders, as more fully described under the section entitled “—Opinion of the Financial Advisor to the Special Committee” of this proxy statement.

•

The Merger is not conditioned on any financing being obtained by the Consortium members or Poseidon, thus increasing the likelihood that the Merger will be consummated and the Merger Consideration will be paid to the Target Shareholders.

•

The Special Committee consists solely of directors who are unaffiliated with the members of the Consortium and the members of the management of the Company and do not have any interests in the Merger different from, or in addition to, those of the Unaffiliated Shareholders, other than (i) the members’ receipt of Board compensation in the ordinary course and Special Committee compensation in connection with its evaluation and negotiation of the Merger (none of which is contingent upon the consummation of the Merger or the Special Committee’s or the Board’s recommendation of the Merger), and (ii) their indemnification and liability insurance rights under the Merger Agreement. In addition, none of the members of the Special Committee is an employee of the Company or any of its subsidiaries or affiliates.

•

The Special Committee (or the Board, acting upon the recommendation of the Special Committee) is permitted to withdraw or change its recommendation of the Merger or Merger Agreement, and to terminate the Merger Agreement in certain circumstances as further explained under the section of this proxy statement entitled “The Merger Agreement” ).

•	The Special Committee retained financial and legal advisors, each of which has extensive experience in transactions similar to the Merger.

•

The Merger Consideration and other terms and conditions of the Merger Agreement resulted from extensive negotiations between the Special Committee (and its advisors) and the Consortium (and its advisors).

•

None of the Consortium members participated in or sought to influence the deliberative process of, or the conclusions reached by, the Special Committee or the negotiating positions of the Special Committee.

•

The Special Committee and, acting upon the unanimous recommendation of the Special Committee, the Board, determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Unaffiliated Shareholders.

•

The Company has the ability, under certain circumstances, to seek specific performance to prevent breaches of the Merger Agreement and to specifically enforce the terms of the Merger Agreement; the Equity Commitment Letters, the Rollover Agreements and certain provisions of the Joint Bidding Agreement, in its capacity as an express third-party beneficiary.

The Consortium believes that the foregoing factors support its determination with respect to the fairness of the Merger to the unaffiliated security holders of the Company.

The Company did not retain an unaffiliated representative acting solely on behalf of the Unaffiliated Shareholders for the purpose of negotiating the terms of the Merger or preparing a report covering the fairness of the Merger. However, the Board formed the Special Committee, which is comprised entirely of independent and disinterested directors, to, among other things (i) consider, review, evaluate and analyze the terms and conditions of the Proposed Transaction and (ii) negotiate the terms and conditions and any documentation of the Proposed Transaction directly with the members of the Consortium and the counsel and advisor to each of them, as the Special Committee deemed necessary or appropriate, in its sole discretion. Additionally, the Board explicitly authorized the Special Committee to retain such professional advisors (including attorneys and investment bankers) as it deemed necessary or appropriate in the exercise of its business judgment to assist it in connection with the fulfillment of its duties. The Board directed the Company to pay all expenses incurred by the Special Committee and its members, including the fees and expenses of the professional advisors to the Special Committee. Although there was no third party that acted independently on behalf of the Unaffiliated Shareholders, the Consortium members believe that the Special Committee, receiving advice from its financial advisor and its legal advisors, protected the interests of the Unaffiliated Shareholders by evaluating, negotiating the terms of, and ultimately making a recommendation regarding the Merger to the Board that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interests of the Unaffiliated Shareholders. Therefore, the Consortium members believe that the Special Committee’s role in the negotiation of the Merger and its recommendation to the Board and the Board’s unanimous approval of the Merger (with the directors affiliated with members of the Consortium not attending any meetings relating to the Merger until such time as the full Board acted on the Special Committee’s recommendation) were sufficient to protect the interests of the Unaffiliated Shareholders.

The Consortium did not consider net book value, which is an accounting concept, for purposes of reaching its position on the fairness of the Merger Consideration, because, in the Consortium’s view, net book value is indicative of neither the Company’s market value nor its value as a going concern, but rather is an indicator of historical costs. The Consortium did not consider the liquidation value of the Company for purposes of reaching its position on the fairness of the Merger Consideration, because it considers the Company to be a viable, going concern and therefore does not consider liquidation value to be a relevant methodology.

The Consortium members did not consider or seek to establish a pre-Merger going concern value for the Common Shares for purposes of reaching its position on the fairness of the Merger Consideration to the Unaffiliated Shareholders. However, to the extent the pre-Merger going concern value was reflected in the pre-announcement price of the shares of Common Stock, the Merger Consideration reflects a premium of approximately 34% to the closing price of the Company’s common stock on the NYSE on August 4, 2022 (the last trading day prior the day the Initial Consortium Proposal was made public), and a 42.8% premium to the 30-day volume-weighted average price of the Common Shares as of August 4, 2022.

Except for discussions with “Party A” and “Party B” described in the section entitled “—Background of the Merger”, none of the members of the Consortium is aware of, and thus did not consider, any offers or proposals made by any unaffiliated third parties with respect to (a) a merger or consolidation of the Company with or into another company, (b) a sale of all or a substantial part of the Company’s assets or (c) the purchase of the Company’s voting securities that would enable the holder to exercise control over the Company.

The foregoing is a summary of factors considered by the members of the Consortium in connection with their evaluation of the fairness of the Merger to Unaffiliated Shareholders and is not a recommendation as to how any shareholder should vote on the Merger Proposal. The Consortium members did not find it practicable to, nor did they, assign relative weights to the individual factors considered in its evaluation of the fairness of the Merger to such unaffiliated common shareholders. Rather, the Consortium considered all the foregoing factors as a whole.

Mr. Chen, in his individual capacity and not as a director of the Company, on the basis of the factors described above, believes that the Merger is procedurally and substantively fair to the unaffiliated security holders (as defined in Rule 13e-3 under the Exchange Act).

Preliminary Presentation Materials of Citigroup Global Markets Singapore Pte. Ltd. Provided to the ONE Board

In connection with the Merger, ONE engaged Citi, an internationally recognized investment banking firm, to act as its financial advisor. In connection with Citi’s engagement, Citi provided, for informational purposes only, a preliminary presentation to the board of directors of ONE (the “ONE Board”), which contained preliminary illustrative financial analyses as noted below, on July 29, 2022 (the “ONE Preliminary Presentation Materials”). The ONE Preliminary Presentation Materials will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or a representative thereof who has been so designated in writing. The description of the ONE Preliminary Presentation Materials set forth below is qualified in its entirety by reference to the full text of the ONE Preliminary Presentation Materials.

The ONE Preliminary Presentation Materials were provided for the information of the ONE Board in connection with the proposed Merger. Citi was not asked to, and it did not, among other things, (i) render or deliver any opinion (whether as to the fairness of any consideration (including, without limitation, the Merger Consideration), the Merger or otherwise) or (ii) provide any recommendation as to how any shareholder should vote or act on any matters relating to the proposed Merger or otherwise. In addition, the preliminary financial analyses and observations reflected in the ONE Preliminary Presentation Materials were not analyses or observations with respect to the fairness of any consideration (including, without limitation, the Merger Consideration), the Merger or otherwise, did not reflect an opinion of Citi as to the fairness of any consideration (including, without limitation, the Merger Consideration), the Merger or otherwise and should not be viewed as a factor considered by the ONE Board with respect to the fairness of any consideration (including, without limitation, the Merger Consideration), the Merger or otherwise. Further, the ONE Preliminary Presentation Materials do not constitute a recommendation to the ONE Board or otherwise with respect to the fairness of any consideration (including, without limitation, the Merger Consideration), the Merger or otherwise. Citi expressed no view as to, and it did not address, the underlying business decision of ONE to effect the proposed Merger, the relative merits of the proposed Merger as compared to any alternative business strategies that might have existed for ONE, or the effect of any other transaction in which ONE might have engaged. The ONE Preliminary Presentation Materials were preliminary and informational and are not reflective of certain procedures typically applicable to materials or presentations in connection with delivering an opinion.

A summary of these ONE Preliminary Presentation Materials is provided below. The summary set forth below does not purport to be a complete description of the ONE Preliminary Presentation Materials or of the preliminary financial analyses performed by Citi, nor does the order of the financial analyses and observations described represent the relative importance or weight given to those financial analyses by Citi. The financial analyses in the ONE Preliminary Presentation Materials were based on market, economic and other conditions as they existed as of the date of such presentation as well as other information that was available at such time.

Summary of ONE Preliminary Presentation Materials

The ONE Preliminary Presentation Materials presented by Citi to the ONE Board, included, among other information, (a) a review of preliminary projections for the Company (excluding APR) prepared by the management of ONE based on information provided by the Company; (b) an overview of preliminary illustrative premia for a range of transaction values; (c) certain preliminary illustrative financial analyses regarding the Company, including (i) a public trading comparables analysis for the Company and selected publicly traded peer companies, (ii) an illustrative discounted cash flow analysis, and (iii) an illustrative sum-of-the-parts analysis; and (d) observations on trading dynamics and public market perspectives, including historical share prices and research analyst coverage of the Company.

General

In preparing the ONE Preliminary Presentation Materials, Citi performed a variety of financial and comparative analyses, including those described above. In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its written opinion, many of which are beyond the control of the Company and/or ONE. No company, business or transaction reviewed is identical or directly comparable to the Company or the Merger and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed or the results of any particular analysis.

The estimates used by Citi for purposes of its analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

In preparing the ONE Preliminary Presentation Materials, Citi did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor did Citi make any physical inspection of the properties or assets of the Company. Citi did not express any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the Merger or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the Company, ONE, or the Merger (including the contemplated benefits thereof), and Citi relied, with the consent of ONE, upon the assessments of representatives of ONE as to such matters.

Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the management of ONE that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the management projections and other information and data relating to the Company provided to or otherwise reviewed by or discussed with Citi, Citi was advised by the management of ONE, and Citi assumed, with the consent of ONE, that the management projections and such other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company or ONE, as applicable, as to, and are a reasonable basis upon which to evaluate, the future financial performance of the Company.

Citi has acted as financial advisor to ONE in connection with the proposed Merger and will receive a fee for such services. Citi and its affiliates in the past have provided investment banking, commercial banking and other similar financial services to ONE, the Company, and Fairfax unrelated to the proposed Merger, for which services Citi and such affiliates have received compensation during the past two years. During the past two years, Citi and its affiliates have not provided investment banking, commercial banking or other similar financial services to Washington for which Citi and its affiliates received compensation. In the ordinary course of Citi’s business, Citi and its affiliates may actively trade or hold the securities of ONE, the Company, Fairfax and Washington for Citi’s own account or for the account of Citi’s customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with ONE, the Company, Fairfax and Washington and their respective affiliates.

ONE selected Citi as a financial advisor in connection with the Merger based on Citi’s reputation, experience and familiarity with ONE and its business. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions and other purposes.

Interests of Certain Persons in the Merger

In considering the recommendation of the Board, you should be aware that certain of the Company’s officers and directors and the members of the Consortium and their affiliates may have interests in the Merger that are different from, or are in addition to, the interests of the Unaffiliated Shareholders generally. The Special Committee and the Board were aware of these potential or actual conflicts of interest and considered them along with other matters when they determined to recommend approval of or to approve the Merger Proposal.

Each of the Company’s directors and executive officers will be entitled to receive, for each Common Share (other than Rollover Equity held by Mr. Sokol and Mr. Chen) held by such director or executive officer as of the completion of the Merger, the same per-share Merger Consideration in the same manner as the Unaffiliated Shareholders. As of October 31, 2022, the Company’s directors and executive officers beneficially owned, as a group, 726,413 Common Shares (other than the Rollover Equity held by Mr. Sokol and Mr. Chen). This amount assumes that all of the Common Shares held by Mr. Chen as of the date of his Rollover Agreement will be Rollover Equity.

The Company’s directors and executive officers hold outstanding equity-based awards under the Company’s incentive plans. As more fully described below under the heading “The Merger Agreement—Treatment of Equity Awards,” each RSU and each phantom share unit granted under the Company’s incentive plans, if vested and outstanding as of the Effective Time, will convert into the right to receive (subject to any applicable withholding), on or within five calendar days after the Closing, a cash payment, without interest, in an amount equal to (x) the Merger Consideration plus (y) the value of any dividend-equivalent right payments accrued but not yet paid with respect to such RSU or phantom share unit as of the Effective Time. If any RSU is not vested as of the Effective Time, then at the Effective Time, such RSU will convert into the right to receive (subject to any applicable withholding), at the time at which such RSU would have been settled in Common Shares by its terms (as in effect immediately prior to the Effective Time), a cash payment, without interest, equal to (x) the Merger

Consideration, plus (y) the value of any dividend-equivalent right payments accrued but not yet paid with respect to such RSU as of the Effective Time. All outstanding phantom share units are fully vested. At the Effective Time, pursuant to the Merger Agreement, each Option that is outstanding as of the Effective Time will automatically be canceled and converted into the right of the holder thereof to receive (subject to any applicable withholding) (i) if vested, a cash amount equal to the amount by which the Merger Consideration exceeds the exercise price per Common Share of such Option, to be paid on or within five calendar days after the Closing, or (ii) if not vested, the right to receive (subject to any applicable withholding), at the time at which such Option would have become vested by its terms (as in effect immediately prior to the Effective Time), a cash amount equal to the amount by which the Merger Consideration exceeds the exercise price per Common Share of such Option. At the Effective Time, pursuant to the Merger Agreement, each Restricted Share, other than any Rollover Equity, will automatically be canceled and converted into a right to receive (subject to any applicable withholding), at the time at which such Restricted Share would have vested by its terms (as in effect immediately prior to the Effective Time), a cash payment, without interest, equal to (x) the Merger Consideration, plus (y) the value of any dividend-equivalent right payments accrued but not yet paid with respect to such Restricted Share as of the Effective Time. The estimated aggregate value (based on the Merger Consideration) of Common Shares, including RSUs, phantom share units, Options and Restricted Shares (other than the Rollover Equity held by Mr. Sokol and Mr. Chen) held by the Company’s directors and executive officers as of October 31, 2022 is $11.3 million. This amount assumes that all of the Common Shares held by Mr. Chen as of the date of his Rollover Agreement will be Rollover Shares.

All of the directors and executive officers of the Company will receive continued indemnification and insurance coverage for their actions as directors and executive officers after the Effective Time. The Company’s executive officers will also benefit from the potential continuation of their service with the Company in positions that are the same or substantially similar to their current positions, allowing them to benefit from remuneration arrangements with the Company. Such remuneration arrangements generally include certain severance payments and benefits on a qualifying termination of employment without cause (in certain cases, only if such termination occurs more than six months following the executive officer’s start date with the Company), comprised of (i) base salary continuation (generally for 12 months), (ii) a lump sum amount equal to a percentage of the executive officer’s annual target bonus and (iii) the accelerated vesting of any unvested equity awards that, had the executive officer’s employment not been terminated, would have vested during the twelve month period immediately following the termination date.

In addition, pursuant to the applicable Equity Commitment Letter described herein, Mr. Sokol, the Chairman of our Board, expects to contribute approximately $30 million in cash to Poseidon, in return for which he will receive common shares of Poseidon equal to his total contribution divided by $15.50, resulting in an increase of his percentage ownership of the Company from 2.5% to approximately 2.9%.

Mr. Sokol, Fairfax, Washington and Mr. Chen are parties to the Rollover Agreements. For more information, see “The Rollover Agreements.”

U.S. Federal Income Tax Considerations of the Merger

The Merger will be a taxable transaction for U.S. federal income tax purposes. Assuming the Company is not classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, each U.S. Holder will recognize capital gain or loss on the exchange of Common Shares for the Merger Consideration in an amount equal to the difference between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Common Shares surrendered. See “U.S. Federal Income Tax Considerations of the Merger.”

Ownership of the Company After the Merger

After the Effective Time, the Company will become a subsidiary of Poseidon. In connection with the consummation of the Merger, the Common Shares will be delisted from the NYSE and subsequently deregistered under the Exchange Act. Mr. Sokol, Fairfax and Washington collectively beneficially own 69.8% of the issued and outstanding Common Shares. Following consummation of the Merger, the members of the Consortium and the other Rollover Shareholders, through Poseidon, will own 100% of the issued and outstanding Common Shares and will have a corresponding interest in the net book value of the Common Shares and net earnings or losses attributable to the Common Shareholders.

The Preferred Shares outstanding immediately prior to the Effective Time will remain outstanding and be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by the statement of designation of such Preferred Shares, which statement of designation is not changing as part of the Merger. Fairfax is the holder of all of the Series J Preferred Shares. The Series D Preferred Shares, the Series H Preferred Shares and the Series I Preferred Shares are expected to continue to trade on the NYSE immediately following the completion of the Merger, and accordingly, the Company will continue to be a reporting company under the Exchange Act.

The net book value of the Common Shares was $12.02 as of September 30, 2022 and the net earnings attributable to the Common Shareholders for the nine months ended September 30, 2022 was approximately $445.9 million.

The beneficial interest of members of the Consortium (other than ONE) in the Company’s net earnings attributable to the Company’s Common Shares for the nine months ended September 30, 2022 was $311.2 million, equal to approximately 69.8% of the Company’s net earnings attributable to the Company’s Common Shares. If the Merger is completed, the beneficial interest of the members of the Consortium and the other Rollover Shareholders, through Poseidon, in the Company’s net earnings attributable to the Company’s Common Shares will increase to $445.9 million, equal to 100% of the Company’s net earnings attributable to the Common Shareholders (based upon the Company’s net earnings attributable to the Company’s Common Shares for the nine months ended September 30, 2022).

After the Effective Time, the members of the Board immediately prior to the Effective Time will become the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will become the officers of the Surviving Corporation, in each case until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Except as described above or elsewhere in this proxy statement, the Consortium has advised the Company that they do not have any current intentions, plans or proposals to cause the Company to engage in any of the following:

•	an extraordinary corporate transaction following the consummation of the Merger involving the Company’s corporate structure;

•	the purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

•	any other material changes to the Company’s corporate structure or business.

Notwithstanding the foregoing, as part of integration planning and following consummation of the Merger, as part of the Consortium’s long-term corporate goal of optimizing value, the Consortium intends to conduct a review of the Company and its assets, capital allocation, corporate and capital structure, tax position, capitalization, operations, business, properties and policies to determine what changes, if any, may be desirable following the Merger to enhance the business and operations of the Company. In connection with this review, the Consortium may consider a range of alternatives including the types of transactions set forth above as well as other strategic transactions and other structural and balance sheet optimization activities if the Consortium decides that such transactions and other activities are desirable upon such review. Except as otherwise disclosed in this proxy statement (including in the Company’s filings with the SEC incorporated by reference into this proxy statement), as of the date hereof, no agreements, understandings or decisions have been reached and there is no assurance that the Consortium will or will not decide to undertake any such alternatives. The Consortium expressly reserves the right to make any changes to the Company operations after consummation of the Merger that they deem appropriate in light of such evaluation and review or in light of future developments.

Regulatory Approvals and Clearances Required for the Merger

The parties have filed the appropriate Notification and Report Forms pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement and have agreed to cooperate with each other and use commercially reasonable efforts to make and obtain all other approvals, consents, clearances, registrations, permits, authorizations, notices, filings, or other submissions pursuant to competition and foreign investment laws, as promptly as practicable after the date of the Merger Agreement, as are necessary, proper or advisable to complete the Merger and the other transactions contemplated by the Merger Agreement. The Merger Agreement provides that expiration or termination of the waiting period under the HSR Act and of any agreement with any governmental authority not to consummate the Merger, and the receipt of certain other competition law regulatory approvals, including in China and the EU, will be conditions to completion of the Merger.

The Merger Agreement provides that the parties will cooperate and consult with one another in respect of the filings and other processes described in this section; however, in the case of any good faith disagreement between Poseidon and the Company regarding whether to offer or agree to any remedies, conditions or commitments, Poseidon, after considering in good faith the views of the Company, is entitled to make the final determination regarding such matters and lead communications with respect thereto, so long as Poseidon is otherwise acting in accordance with its obligations under the covenant described in this section.

Financing of the Merger

The obligation of Poseidon and Merger Sub to consummate the Merger is not subject to any financing condition. The total amount of funds necessary to consummate the Merger and the related transactions, including the payment of the cash value of the Exchangeable Notes (following the exchange thereof into cash as exchange consideration), is anticipated to be approximately $1.57 billion. The Consortium expects to provide the amount of funds necessary to fund the Merger Consideration by equity capital from Poseidon pursuant to certain Equity Commitment Letters, dated as of October 31, 2022, between Poseidon and each of ONE, Deep Water Holdings and Mr. Sokol, under which, subject to the terms and conditions thereof, each such Consortium member will provide equity financing, with all of such Equity Commitment Letters reflecting an aggregate amount of $1.605 billion to Poseidon to pay the aggregate Merger Consideration and other amounts to be paid to the holders of RSUs, Options, Restricted Shares, phantom share units, other equity securities or awards of the Company and the Exchangeable Notes (following the exchange thereof into cash as the exchange consideration) by Poseidon pursuant to the Merger Agreement. The Company is designated as a third-party beneficiary for purposes of enforcing the Equity Commitment Letters. The Consortium has advised the Company that there are no alternative financing arrangements or alternative financing plans in the event that the equity financing plan pursuant to the Equity Commitment Letters is not funded.

For a more detailed discussion of the Equity Commitment Letters, see “The Equity Commitment Letters.”

Estimated Fees and Expenses

Generally, all fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement will be the obligation of the respective party incurring such fees and expenses.

The following is an estimate of fees and expenses to be incurred by the Company in connection with the Merger:

Description	Amount
Financial advisory fee	$
Legal, accounting and other professional fees	$
Proxy solicitation, printing and mailing costs and filing fees	$
Transfer agent and exchange agent fees and expenses	$

Total	$

At the Closing, the costs, fees and out-of-pocket expenses of Poseidon (“Consortium Expenses”) will be paid by the Company. To the extent the Company does not have sufficient funds to pay the Consortium Expenses in full, then Fairfax, Washington and ONE will each be responsible for and pay its pro rata portion of such Consortium Expenses, which payments will not be funded pursuant to any Equity Commitment Letter.

Litigation Related to the Merger

As of the date hereof, there are no pending lawsuits challenging the Merger. However, potential plaintiffs may file lawsuits challenging the Merger. The outcome of any future litigation is uncertain. Such litigation, if not resolved, could prevent or delay completion of the Merger and result in substantial costs to the Company, including any costs associated with the indemnification of directors and officers. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect the Company’s business, financial condition, results of operations and cash flows.

Certain Consents and Refinancings

The Company has agreed to use its commercially reasonable efforts to take one or more of the following actions with respect to certain of its indebtedness facilities: (a) obtain consent, clearance, authorization, approval, or waiver, in each case, from the applicable lender(s), in form and substance reasonably acceptable to the Company and to Poseidon, or (b) repay, redeem, or otherwise retire such indebtedness facility by (i) entering into replacement indebtedness arrangements permitted by the Merger Agreement and/or (ii) with Poseidon’s prior written consent (not to be unreasonably withheld), using up to an aggregate of $100,000,000 of cash on hand and/or proceeds of existing revolving indebtedness of the Company or its subsidiaries. Such actions are subject to compliance with aggregate limits on costs and other terms. Nothing in the Merger Agreement restricts the Company or any of its subsidiaries from repaying any of their existing indebtedness when due at maturity.

Delisting and Deregistration of Common Shares

If the Merger is completed, the Common Shares will be delisted from the NYSE and will be subsequently deregistered under the Exchange Act.

No Appraisal Rights

Appraisal rights are not available to Common Shareholders or the holders of the Series D Preferred Shares, the Series H Preferred Shares, and the Series I Preferred Shares in connection with the Merger under the laws of the Republic of the Marshall Islands or the Company’s articles of incorporation or bylaws. Fairfax, as the holder of all of the Series J Preferred Shares, has waived its appraisal rights in connection with the Merger.

Accounting Treatment of the Merger

The Company, as the surviving entity in the Merger, is considered the acquiror for accounting purposes. Therefore, its net assets remain at historical cost.

Provisions for Unaffiliated Security Holders

No provision has been made to grant unaffiliated security holders (as defined in Rule 13e-3 under the Exchange Act) access to the files of the Company, the members of the Consortium, Poseidon or Merger Sub, or to obtain counsel or appraisal services at the expense of the foregoing parties.

RISK FACTORS

In addition to the other information included in this proxy statement, including the matters addressed under the caption titled “Cautionary Statement Regarding Forward-Looking Statements,” you should consider carefully the following risk factors in determining how to vote at the Annual Meeting. The following is not intended to be an exhaustive list of the risks related to the Merger and you should read and consider the risk factors described under Part 1, Item 3.D, “Key Information—Risk Factors” of the Company’s Annual Report on Form 20-F filed with the SEC for the fiscal year ended December 31, 2021, and incorporated by reference into this proxy statement.

The Merger Agreement is subject to a number of closing conditions, some of which are outside of the parties’ control, and, if these conditions are not satisfied, the Merger Agreement may be terminated and the Merger may not be consummated.

The obligations of each of the parties to consummate the Merger are conditioned upon the satisfaction or waiver of a number of conditions. These conditions include, but are not limited to, the following: (a) the Company Shareholder Approval has been obtained in accordance with the MIBCA, (b) the receipt of specified regulatory approvals, including in China and the EU, and the expiration or termination of the applicable waiting period under the HSR Act, as well as the expiration or termination of any timing agreement with a governmental authority, (c) the absence of any judgment, order, law or action prohibiting, preventing, rendering illegal or enjoining the consummation of the transactions contemplated by the Merger Agreement, and (d) the obtaining of certain specified third-party consents, clearances, authorizations, approvals or waivers (including in connection with certain financing arrangements), other than to the extent that any such consents, clearances, authorizations, approvals or waivers are obviated by other actions taken by the Company in compliance with the terms of the Merger Agreement.

The required satisfaction (or waiver) of the foregoing conditions could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger could cause the Company not to realize some or all of the benefits that the parties expect the Merger to achieve and could result in the Common Shareholders not receiving the Merger Consideration. Further, there can be no assurance that the conditions to the closing of the Merger will be satisfied or waived or that the Merger will be completed.

In addition, if the Merger has not been consummated on or before June 30, 2023, either the Company or Poseidon may choose to terminate the Merger Agreement; provided, that this June 30, 2023 termination date will automatically be extended by 60 days under certain circumstances. Either party may also elect to terminate the Merger Agreement in certain other circumstances, and the parties can mutually decide to terminate the Merger Agreement at any time prior to the closing of the Merger, before or after Company Shareholder Approval, as applicable. For more information, see “The Merger Agreement—Conditions to the Consummation of the Merger.”

Failure to consummate the Merger could negatively affect the Common Share price.

The Company has incurred, and will continue to incur, significant transaction expenses in connection with the Merger Agreement and the transactions contemplated thereby, including the Merger, regardless of whether the Merger is consummated. These include the Company’s costs to obtain specified approvals and consents, including with respect to certain of the Company’s and its affiliates’ indebtedness facilities, subject to certain limitations. Furthermore, the Company may experience negative reactions from the financial markets, including negative impacts on the Common Share price, or negative reactions from customers or other business partners, should the Merger not be consummated.

The foregoing risks, or other risks arising in connection with any failure to consummate the Merger, including the diversion of management attention from conducting the Company’s business and pursuing other opportunities during the pendency of the Merger, may have an adverse effect on its business, operations, financial results and the Common Share price. The Company could also be subject to litigation related to any failure to consummate the Merger or any related action that could be brought to enforce a party’s obligations under the Merger Agreement.

Litigation against us or the members of the Board or the Special Committee could prevent or delay the completion of the Merger or result in the payment of damages following consummation of the Merger.

Conditions to the consummation of the Merger include the absence of any judgment, order, law or action prohibiting, preventing, rendering illegal or enjoining the consummation of the transactions contemplated by the Merger Agreement. If such a lawsuit or other proceeding is commenced and if in any such litigation or proceeding a plaintiff is successful in obtaining a restraining order or injunction prohibiting the consummation of the Merger, then the consummation of the Merger may be delayed or may never occur. Even if the Merger is permitted to occur, the parties may be required to pay damages, fees or expenses in respect of claims related to the Merger Agreement or the Merger.

The fact that the Merger is pending could materially harm the Company’s business, results of operations and cash flows.

In response to the announcement of the Merger Agreement, existing or prospective customers or persons with whom the Company has business relationships may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationship with the Company in connection with the pending Merger, which could negatively affect the Company’s business, results of operations and cash flows, as well as the Common Share price, regardless of whether the Merger is completed.

In addition, as a result of the Merger, current and prospective employees could experience uncertainty about their future with the Company. These uncertainties may impair the Company’s ability to retain, recruit or motivate key management, technical and other personnel.

Until the Effective Time or the termination of the Merger Agreement in accordance with its terms, the Company is prohibited from entering into certain transactions and taking certain actions without the consent of Poseidon, some of which might otherwise be beneficial to the Company and its shareholders.

Until the Effective Time or the termination of the Merger Agreement in accordance with its terms, the Merger Agreement restricts the Company from taking specified actions without the consent of Poseidon, and requires it to use commercially reasonable efforts to preserve in all material respects its relationships with any customers, suppliers and any other persons with which the Company has material business relations. These restrictions may limit the Company’s ability to make appropriate business changes, respond effectively to competitive pressures and industry developments or pursue attractive business opportunities that may arise prior to the consummation of the Merger.

Certain executive officers and directors of the Company and their affiliates may have interests that may differ from the interests of the Unaffiliated Shareholders.

Certain executive officers and directors of the Company and their affiliates may have interests in the Merger that are different from, or are in addition to, those interests of the Unaffiliated Shareholders, which interests are described in the section entitled “Special Factors—Interests of Certain Persons in the Merger.”

Financial projections may not prove accurate.

The Company’s management prepared certain non-public unaudited financial projections that were made available to the Special Committee and the Consortium in connection with their respective evaluations of the

Merger and were provided to Morgan Stanley for its use and reliance in connection with its financial analyses and opinion. These financial projections are forward-looking statements that involve inherent risks and uncertainties and reflect numerous estimates and assumptions, all of which are difficult to predict and many of which are beyond our control. These financial projections were not prepared with a view toward public disclosure, nor were the projections prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants or the Financial Accounting Standards Board for preparation and presentation of prospective financial and operating information. The financial projections should not be regarded as an indication that the Company considered or consider the projections to be a reliable or accurate prediction of future performance. The financial projections are subject to significant economic, competitive, industry and other uncertainties and may not be achieved in full, at all or within projected timeframes. The Company’s failure to achieve projected results, including projected cash flows, could have a material adverse effect on the Company and its financial position.

THE ANNUAL MEETING

This proxy statement is being provided to the Common Shareholders of the Company as part of a solicitation of proxies by the Board for use at the Annual Meeting called for the purpose of holding a vote of the Common Shareholders on the Merger Proposal, the Annual Meeting Proposals and the Adjournment Proposal. This proxy statement provides Common Shareholders with the information they need to know to be able to vote or instruct their vote to be cast at the Annual Meeting or any adjournment or postponement thereof.

This proxy statement is being provided to the holders of the Company’s Series D Preferred Shares, Series H Preferred Shares, Series I Preferred Shares and Series J Preferred Shares (the “Preferred Shareholders”) solely pursuant to notice requirements under Marshall Islands law. Preferred Shareholders do not have a right to vote on the Merger Proposal, the Annual Meeting Proposals or the Adjournment Proposal in their capacity as such at the Annual Meeting.

Date, Time and Place

The Annual Meeting will be held virtually on                 , 2023 at                  London Time. You will be able to attend the Annual Meeting, submit questions and vote your Common Shares via the Internet during the meeting by visiting                 . You will not be able to attend the Annual Meeting in person. The Annual Meeting may be adjourned or postponed by the Company to another date or place for proper purposes, including for the purpose of soliciting additional proxies.

Purpose

The Common Shareholders will be asked to consider and vote upon the Merger Proposal, the Annual Meeting Proposals and the Adjournment Proposal. The approval of the Merger Proposal is a condition to the parties’ obligations to consummate the Merger. If the Common Shareholders fail to approve the Merger Proposal, the Merger will not occur.

Recommendation of the Board

Based on the recommendation of the Special Committee, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommends that the Common Shareholders vote “FOR” the Merger Proposal. In addition, the Board unanimously recommends that the Common Shareholders vote “FOR” the each of the eight nominees under the Election Proposal, “FOR” the Auditor Proposal and “FOR” the Adjournment Proposal.

In considering the recommendation of the Board with respect to the Merger Proposal, you should be aware that some of the Company’s directors and executive officers may have interests that are different from, or in addition to, the interests of Common Shareholders more generally. See “Special Factors—Interests of Certain Persons in the Merger.”

Record Date

The Board has fixed the close of business on                 , 202     as the Record Date for the Annual Meeting. Shareholders that own Common Shares at the close of business on the Record Date may vote at the Annual Meeting. On the Record Date, the Company had                  Common Shares outstanding and entitled to be voted on the Merger Proposal, the Annual Meeting Proposals and the Adjournment Proposal, and                  Common Shares outstanding and entitled to be voted on the Merger Proposal that were beneficially owned by Unaffiliated Shareholders. You may cast one vote on the Merger Proposal for each Common Share that you own as of the close of business on the Record Date. Votes may be cast at the Annual Meeting virtually or by proxy.

You may vote all Common Shares owned by you directly in your name as the shareholder of record as of the Record Date at the Annual Meeting. To the extent you hold Common Shares as the beneficial owner through a broker, bank or other nominee, then you have the right to direct your broker, bank or other nominee how to vote.

Quorum Requirement

A quorum is required for Common Shareholders to conduct business at the Annual Meeting. The presence at the Annual Meeting, either virtually or by proxy, of the Common Shareholders holding a majority of Common Shares issued and outstanding and entitled to vote at the Annual Meeting on the Record Date will constitute a quorum, permitting the Company to conduct the business of the Annual Meeting. Common Shares will be counted as present at the Annual Meeting if the Common Shareholder is present virtually by logging into                  and following the voting instructions or has submitted and not revoked a properly executed proxy card or properly submitted and not revoked a proxy via telephone or the Internet. Proxies received but marked as abstentions, if any, will be included in the calculation of the number of Common Shares considered to be present at the Annual Meeting for quorum purposes.

Pursuant to the Voting Agreements, Mr. Sokol, Fairfax and Washington, collectively the beneficial owners of 69.8% of the issued and outstanding Common Shares as of the Record Date, agreed to attend the Annual Meeting and vote all of the Common Shares that such parties own “FOR” the Merger Proposal and, to the extent such adjournment is permitted or required by the Merger Agreement, the MIBCA or the articles of incorporation or bylaws of the Company, the Adjournment Proposal, and the presence of these Common Shares at the Annual Meeting assures a quorum will be present at the Annual Meeting. None of the Common Shares subject to the Voting Agreements will count towards the vote of the Unaffiliated Shareholders that is required to be obtained in order for the Merger Proposal to be approved. Accordingly, if you are an Unaffiliated Shareholder, your vote is very important regardless of the number of Common Shares you own.

Vote Required

For the Merger Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Because the approval of the Merger Proposal at the Annual Meeting requires two separate voting thresholds to be met, which thresholds are determined based on a specified percentage of certain outstanding Common Shares, failures to vote, in addition to abstentions and broker non-votes, will have the same effect as a vote “AGAINST” the Merger Proposal for purposes of the votes required under the Merger Agreement.

If a quorum is present at the Annual Meeting, the eight nominees under the Election Proposal receiving the highest number of “FOR” votes at the Annual Meeting will be elected as directors to the Board. You may vote “FOR” each of the nominees or you may vote “WITHHELD” with respect to one or more of the nominees. Failures to vote, in addition to withhold votes and broker non-votes, will not affect the outcome of the election of directors, assuming that a quorum is present.

If a quorum is present at the Annual Meeting, approval of the Auditor Proposal requires the affirmative vote of a majority of the votes cast by holders of the Common Shares present virtually or by proxy at the Annual Meeting and entitled to vote. For the Auditor Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Failures to vote, in addition to abstentions, will not affect the outcome of the Auditor Proposal, assuming that a quorum is present. With respect to the Auditor Proposal, a “discretionary” matter, your broker, bank or other nominee is permitted to vote your Common Shares even if it does not receive voting instructions from you, so there will be no broker non-votes on this matter

If a quorum is present at the Annual Meeting, approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Common Shareholders present virtually or by proxy at the Annual Meeting and entitled to vote. For the Adjournment Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Failures to vote, in addition to abstentions and broker non-votes, will not affect the outcome of the Adjournment Proposal, assuming that a quorum is present.

If you have timely and properly submitted your validly executed proxy, clearly indicated your vote and have not revoked your proxy, your Common Shares will be voted as indicated on your proxy (and in the discretion of the proxy holders on any other matters that properly come before the meeting). If you timely and properly submit your validly executed proxy without giving specific instructions on any or all proposals, your Common Shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” the Merger Proposal, ”FOR” each of the eight nominees under the Election Proposal, “FOR” the Auditor Proposal and “FOR” the Adjournment Proposal) for each matter for which you did not give specific instructions (and in the discretion of the proxy holders on any other matters that properly come before the meeting); provided, however, if you indicate that you wish to vote “AGAINST” the Merger Proposal, your Common Shares will be voted in favor of the Adjournment Proposal only if you indicate that you wish to vote in favor of that proposal.

Submitting a Proxy Card

Holders of record of Common Shares may submit proxies by following the instructions to vote by telephone or Internet on the enclosed proxy card, or by timely completing, signing and dating their proxy cards and mailing them in the enclosed envelope, which does not require postage if mailed in the United States. Submitting a proxy by this method will not affect your right to attend the Annual Meeting virtually.

Shareholders holding Common Shares in “street name” by a bank, broker or other nominee should follow the separate voting procedures, if any, provided by the bank, broker or other nominee with this proxy statement.

Submitting a Proxy via Telephone or Internet

Holders of record of Common Shares who choose to submit their proxy via telephone or the Internet should follow the instructions set forth on the enclosed proxy card. The telephone and Internet proxy procedures are designed to authenticate proxies by use of a personal control number, which appears on the proxy card. These procedures allow you to appoint a proxy to vote your Common Shares, and to confirm that your instructions have been properly recorded and allow your instructions to be retained, retrieved and reviewed. If you submit your proxy via telephone or the Internet, you do not have to mail in your proxy card, but your proxy must be received by                  London Time on                 , 202    , which may be extended in the sole discretion of the Company.

Shareholders holding Common Shares in “street name” by a bank, broker or other nominee should follow the instructions provided with the proxy materials to determine if Internet or telephone proxy submission is available. If your bank, broker or other nominee does make Internet or telephone proxy submission available, please follow the instructions provided on the voting instruction form supplied by your bank, broker or other nominee.

Revoking Your Proxy

Holders of record of Common Shares may revoke their proxy at any time prior to its exercise at the Annual Meeting. If you are a holder of record of Common Shares, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary by mail received prior to your Common Shares being voted at the Annual Meeting or by attending the Annual Meeting and voting virtually. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your Common Shares are held through a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies, or, if you have obtained a “legal proxy” from your broker or nominee giving you the right to vote your Common Shares, by attending the Annual Meeting and voting virtually. If your bank, broker or other nominee allows you to submit your proxy via telephone or Internet, you may be able to change your proxy by submitting a proxy again by telephone or Internet by following the instructions of your bank, broker or other nominee.

Questions and Additional Information

If you have any questions about the Merger Proposal, the Annual Meeting Proposals, the Adjournment Proposal, or the Annual Meeting, or need additional copies of this proxy statement or the enclosed proxy card or require assistance in voting your Common Shares, you should contact Innisfree, the Company’s proxy solicitor in connection with the Annual Meeting, toll-free from the U.S. and Canada at +1 (877) 456-3507, or from other countries at +1 (412) 232-3651. Banks and brokers may call Innisfree collect at +1 (212) 750-5833.

Voting at the Annual Meeting

Submitting a proxy now will not limit your right to vote your Common Shares at the Annual Meeting if you decide to attend virtually. If you are a Common Shareholder and plan to attend the Annual Meeting, to vote your Common Shares during the Annual Meeting, log into                  and follow the voting instructions. You will need the 16-digit control number that is shown on your proxy card. Common Shares may not be voted after the polls close. If you are a holder of record of Common Shares, you can vote during the Annual Meeting any Common Shares that were registered in your name as the shareholder of record as of the Record Date. Please note, however, that if your Common Shares are held in “street name” by a bank, broker or other nominee, and you wish to vote at the Annual Meeting, you must have a “legal proxy” from the bank, broker or other nominee authorizing you to vote at the Annual Meeting. Please contact your bank, broker or other nominee for specific instructions. The Annual Meeting is scheduled to begin promptly on                 , 2023 at                  London Time. We encourage you to access the virtual meeting platform at least 15 minutes prior to the start time. If you do not have a 16-digit control number, you will still be able to access the webcast as a guest, but will not be able to vote your Common Shares.

Whether or not you plan to attend the Annual Meeting, we strongly encourage you to vote your Common Shares by proxy prior to the Annual Meeting as described below, so that your vote will be counted if you do not attend the Annual Meeting.

Voting by the Company’s Directors and Executive Officers

The Company’s directors and executive officers beneficially own, collectively, 4,017,729 Common Shares as of October 31, 2022. These Common Shares represent, collectively, approximately 1.43% of the total voting power of the Company’s outstanding voting securities as of such date. Each of the directors and executive officers of the Company that hold Common Shares as of the Record Date has informed the Company that, as of the date of this proxy statement, he or she intends to vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal. Pursuant to his Voting Agreement, Mr. Sokol agreed to vote all of the Common Shares he owns “FOR” the Merger Proposal. However, none of the Common Shares held by the Company’s directors and executive officers will count towards the vote of the Unaffiliated Shareholders that is required to be obtained in order for the Merger Proposal to be approved.

Proxy Solicitation

This proxy statement is being furnished in connection with the solicitation of proxies by the Company. The expenses of such solicitation, including the expenses of preparing, printing and mailing the proxy statement and materials used in the solicitation, will be borne by the Company.

The Company has engaged Innisfree in the solicitation of proxies for the Annual Meeting. Innisfree will be paid approximately $         by the Company for these and other consulting, analytic and advisory services in connection with the Annual Meeting and, upon approval by the Common Shareholders of the Merger Proposal, a fee equal to 50% of such Service Fee. In addition, the Company has agreed to reimburse Innisfree for certain fees and expenses and will also indemnify Innisfree, its subsidiaries and their respective directors, officers, employees and agents against certain claims, liabilities, losses, damages and expenses. Forms of proxies and proxy materials may also be distributed through brokers, banks and other nominees to the beneficial owners of Common Shares, in which case these parties will be reimbursed for their reasonable out-of-pocket expenses. Proxies also may be solicited by the Company’s and its affiliates’ directors, officers and employees by telephone, electronic mail, letter, facsimile or in person, but no additional compensation will be paid to them.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Annual Meeting, please contact Innisfree, the Company’s proxy solicitor in connection with the Annual Meeting, toll-free from the U.S. and Canada at +1 (877) 456-3507, or from other countries at +1 (412) 232-3651. Banks and brokers may call Innisfree collect at +1 (212) 750-5833.

Other Matters for Action at the Annual Meeting

As of the date of this proxy statement, other than the Merger Proposal, the Annual Meeting Proposals and the Adjournment Proposal, the Board knows of no other matters that will be presented for consideration at the Annual Meeting.

THE MERGER PROPOSAL

The Proposal

At the Annual Meeting, Common Shareholders are being asked to consider and vote upon the Merger Proposal. A copy of the Merger Agreement is attached as Annex A to this proxy statement.

Board Recommendation

The Board, acting in accordance with the unanimous recommendation of the Special Committee, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Unaffiliated Shareholders, (ii) declared the Merger Agreement and the transactions contemplated thereby, including the Merger, advisable, (iii) authorized and approved the Merger Agreement, the execution and delivery by the Company of the Merger Agreement, the performance by the Company of the covenants and agreements contained therein and the consummation of the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein, (iv) directed that the Merger Agreement be submitted to the Common Shareholders for approval, and notice and a copy of the Merger Agreement be given to all shareholders of record whether or not entitled to vote, and (v) recommended that the Common Shareholders vote to approve and adopt the Merger Agreement in accordance with the MIBCA.

Accordingly, the Board unanimously recommends that the Common Shareholders vote “FOR” the Merger Proposal.

Vote Required

Pursuant to the terms of the Merger Agreement, the Merger Proposal must be approved by the affirmative vote of holders of (x) a majority of the voting power of the issued and outstanding Common Shares beneficially owned by the Unaffiliated Shareholders and (y) a majority of the voting power of the issued and outstanding Common Shares entitled to vote thereon at the Annual Meeting or any adjournment or postponement thereof (the “Company Shareholder Approval”). For the Merger Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Because the approval of the Merger Proposal at the Annual Meeting requires two separate voting thresholds to be met, which thresholds are determined based on a specified percentage of certain outstanding Common Shares, failures to vote, in addition to abstentions and broker non-votes, will have the same effect as a vote “AGAINST” the Merger Proposal for purposes of the votes required under the Merger Agreement.

THE MERGER AGREEMENT

The following summary describes the material provisions of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement and incorporated by reference herein. The description in this section and elsewhere in this proxy statement is qualified in its entirety by reference to the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. The Company encourages you to read the Merger Agreement carefully and in its entirety before making any decisions regarding the Merger as it is the legal document governing the Merger.

The Merger Agreement and this summary of its terms have been included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about the Company, the Consortium, or any of their respective subsidiaries or affiliates contained in this proxy statement or the Company’s public reports filed with the SEC may supplement, update or modify the factual disclosures about the Company, the Consortium, or their respective subsidiaries or affiliates contained in the Merger Agreement and described in this summary. The representations, warranties and covenants made in the Merger Agreement by the Company, Poseidon, Merger Sub, and their respective subsidiaries or affiliates were qualified and subject to important limitations agreed to by the Company, Poseidon, Merger Sub, and their respective subsidiaries or affiliates in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to Common Shareholders and reports and documents filed by the Company with the SEC and in some cases were qualified by confidential disclosures that were made by each party to the other parties, which disclosures are not reflected in the Merger Agreement or otherwise publicly disclosed. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone. For purposes of this summary, where applicable, references to a “person” include individuals, corporations, partnerships, limited liability companies, and other entities or organizations, including any group.

The Merger

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the MIBCA, whereupon the separate existence of Merger Sub will cease, and the Company will continue as the Surviving Corporation and a wholly owned subsidiary of Poseidon (other than with respect to the Preferred Shares).

Following completion of the Merger, the Common Shares will cease to be listed on the NYSE, will be deregistered under the Exchange Act, and will no longer be publicly traded. Each Preferred Share issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger, will remain outstanding and no consideration will be delivered in respect thereof. The Series D Preferred Shares, the Series H Preferred Shares and the Series I Preferred Shares are expected to continue to trade on the NYSE immediately following the completion of the Merger.

Closing; Effective Time of the Merger

The closing of the Merger (the “Closing” and the date on which the Closing occurs, the “Closing Date”) will occur on the third business day after the date on which the conditions to the Merger set forth in the Merger

Agreement have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), or at such other place, at such other time or on such other date as Poseidon and the Special Committee (on behalf of the Company) may mutually agree in writing.

At the Closing, the Company and Merger Sub will file articles of merger (the “Articles of Merger”) with the Registrar of Corporations of the Republic of the Marshall Islands. The Merger will become effective at the Effective Time.

At the Effective Time, by virtue of the Merger, (i) the articles of incorporation of the Company as in effect immediately prior to the Effective Time will be the articles of incorporation of the Surviving Corporation until amended in accordance with applicable law and subject to compliance with the terms of the Merger Agreement, and (ii) the bylaws of the Company as in effect immediately prior to the Effective Time will be amended and restated to read in their entirety as set forth in the bylaws of Merger Sub in effect immediately prior to the Effective Time (except that references therein to the name of Merger Sub will instead refer to “Atlas Corp.”) and, as so amended and restated, will be the bylaws of the Surviving Corporation until amended in accordance with applicable law and subject to compliance with the terms of the Merger Agreement. The name of the Surviving Corporation immediately after the Effective Time will be Atlas Corp.

The Merger Consideration

At the Effective Time, by virtue of the Merger and without any further action on the part of the Company, Poseidon, Merger Sub or any holder of any share of capital stock of the Company, Poseidon or Merger Sub:

•

Each Common Share owned by the Company as treasury shares or owned by any wholly owned subsidiary of the Company, in each case immediately prior to the Effective Time, will be canceled and no payment will be made with respect thereto.

•

Each Common Share outstanding immediately prior to the Effective Time (other than shares described in the preceding bullet, Rollover Equity, and Restricted Shares) will be converted into the right to receive the Merger Consideration. As of the Effective Time, all such Common Shares will no longer be outstanding and will cease to exist and, subject to the right to receive regular quarterly dividends in respect of the fiscal quarters ending on or after September 30, 2022 and commencing on or prior to the Effective Time, will thereafter represent only the right to receive the Merger Consideration.

•	Each Rollover Share will remain outstanding as one (1) common share of the Surviving Corporation without any change.

•	Each Preferred Share will remain outstanding.

•

Each common share of Merger Sub outstanding immediately prior to the Effective Time will be converted into and become one (1) common share of the Surviving Corporation with the same rights, powers and privileges as the shares so converted.

The Merger Consideration and any other amounts payable pursuant to the Merger Agreement will be appropriately adjusted to reflect any change in the outstanding Common Shares that occurs between the date of the Merger Agreement and the Effective Time by reason of any reclassification, recapitalization, share split or share dividend with a record date during such period, but excluding, for the avoidance of doubt, any change that results from any settlement of phantom share units, RSUs or exercise of Options.

Treatment of Equity Awards

Company RSUs and Phantom Share Units

At the Effective Time, each RSU or phantom share unit award granted under the Company’s equity incentive plans will, to the extent outstanding as of immediately prior to the Effective Time, with respect to each

RSU or phantom share unit (as applicable) subject thereto, automatically and without further action on the part of any person, be canceled and converted solely into the right of the holder thereof to receive:

•

In the case of any RSU or phantom share unit (as applicable) that is vested as of the Effective Time (which for clarity, includes all outstanding phantom share units of the Company), on or within five (5) calendar days after the Closing, a cash payment, without interest (subject to any applicable withholding), in an amount equal to (x) the Merger Consideration, plus (y) the value of any dividend-equivalent right payments accrued but not yet paid with respect to such RSU or phantom share unit as of the Effective Time; and

•

In the case of any RSU that remains subject to one or more unsatisfied vesting conditions as of the Effective Time, the right to receive (subject to any applicable withholding), at the time at which such RSU would have been settled in Common Shares by its terms (as in effect immediately prior to the Effective Time), a cash payment, without interest, in an amount equal to (x) the Merger Consideration, plus (y) the value of any dividend-equivalent right payments accrued but not yet paid with respect to such RSU as of the Effective Time. For the avoidance of doubt, any vesting and forfeiture provisions that apply to an unvested RSU as of immediately prior to the Effective Time will also apply to the right to receive (subject to any applicable withholding) the cash payment in respect thereof pursuant to the Merger Agreement.

Notwithstanding the foregoing, to the extent that any Company RSU or phantom share unit constitutes “deferred compensation” for purposes of Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”), such RSU or phantom share unit (as applicable) will be settled in accordance with its terms at a time that would not result in the application of additional taxes or penalties under Section 409A of the Code.

Company Options

At the Effective Time, each Option award will, to the extent outstanding as of immediately prior to the Effective Time, with respect to each Option subject thereto, automatically and without further action on the part of any person, be canceled and converted solely into the right of the holder thereof to receive:

•

In the case of any Option that is vested as of the Effective Time, on or within five (5) calendar days after the Closing, a cash payment, without interest (subject to any applicable withholding), in an amount equal to the amount by which the Merger Consideration exceeds the exercise price per Common Share of such Option; and

•

In the case of any Option that remains subject to one or more unsatisfied vesting conditions as of the Effective Time, the right to receive (subject to any applicable withholding), at the time at which such Option would have become vested by its terms (as in effect immediately prior to the Effective Time), a cash payment, without interest, in an amount equal to the amount by which the Merger Consideration exceeds the exercise price per Common Share of such Option. For the avoidance of doubt, any vesting and forfeiture provisions that apply to an unvested Option as of immediately prior to the Effective Time will also apply to the right to receive (subject to any applicable withholding) the cash payment in respect thereof pursuant to the Merger Agreement.

Restricted Shares

At the Effective Time, each award of Restricted Shares (excluding for clarity any Rollover Equity) will, to the extent outstanding as of immediately prior to the Effective Time, with respect to each Restricted Share subject thereto that is not a share of Rollover Equity, automatically and without further action on the part of any person, be canceled and converted solely into the right of the holder thereof to receive (subject to any applicable withholding), at the time at which such Restricted Share would have vested by its terms (as in effect immediately prior to the Effective Time), a cash payment, without interest, in an amount equal to (x) the Merger

Consideration, plus (y) the value of any dividend-equivalent right payments accrued but not yet paid with respect to such Restricted Share as of the Effective Time. For the avoidance of doubt, any vesting and forfeiture provisions that apply to a Restricted Share as of immediately prior to the Effective Time will also apply to the right to receive (subject to any applicable withholding) the cash payment in respect thereof pursuant to the Merger Agreement.

Exchange Procedures

Prior to the Effective Time, Poseidon will appoint the Exchange Agent for the purpose of exchanging for the Merger Consideration as promptly as practicable after the Effective Time (i) certificates representing Common Shares (the “Certificates”) or (ii) uncertificated Common Shares (the “Uncertificated Shares”). No later than ten business days prior to the Effective Time, Poseidon will enter into an agreement with the Exchange Agent in form and substance reasonably acceptable to the Special Committee and Poseidon (the “Exchange Agent Agreement”), pursuant to which Poseidon will appoint the Exchange Agent.

At or prior to the Effective Time, Merger Sub (or Poseidon on behalf of Merger Sub) will make available to the Exchange Agent the aggregate merger consideration to be paid in respect of the shares represented by such Certificates and the Uncertificated Shares. Such funds may be invested by the Exchange Agent as directed by Poseidon, provided that (i) no such investment or losses thereon will affect the Merger Consideration payable to Common Shareholders entitled to receive such consideration pursuant to the Merger Agreement, and (ii) such investments are otherwise made subject to, and in accordance with, the limitations set forth in the Merger Agreement.

As promptly as practicable after the Effective Time (but no later than five business days thereafter), Poseidon will cause the Surviving Corporation to send, or will cause the Exchange Agent to send, to each holder of Common Shares entitled to receive the Merger Consideration at the Effective Time instructions and, for Certificates, a letter of transmittal (which will be in a form reasonably acceptable to the Company and Poseidon and finalized prior to the Effective Time and which will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) (the “Letter of Transmittal”), for effecting such exchange.

Each holder of Common Shares that have been converted into the right to receive the Merger Consideration will be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate (or affidavit of loss, theft or destruction of such Certificate and, if required by the Surviving Corporation, the posting of a bond), together with a properly completed and validly executed Letter of Transmittal in accordance with the instructions thereto (and such other documents as may reasonably be requested by the Exchange Agent) in the case of Certificates, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each Common Share represented by such Certificate or for each Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share will, subject to the right to receive regular quarterly dividends in respect of the fiscal quarters ending on or after September 30, 2022 and commencing on or prior to the Effective Time, represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

If any portion of the Merger Consideration is to be paid to a person other than the person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, as a condition to such payment, (i) either such Certificate will be properly endorsed or will otherwise be in proper form for transfer or such Uncertificated Share will be properly transferred and (ii) the person requesting such payment will pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

After the Effective Time, there will be no further registration of transfers of Common Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they will be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in the Merger Agreement.

No interest will be paid or will accrue on any cash payable to holders of Certificates or Uncertificated Shares. Any portion of the Merger Consideration made available to the Exchange Agent that remains unclaimed by the Common Shareholders twelve (12) months after the Effective Time will be returned to Poseidon, upon demand, and any such holder who has not exchanged such Common Shares for the Merger Consideration prior to that time will thereafter look only to Poseidon and the Surviving Corporation for payment of the Merger Consideration in respect of such Common Shares without any interest thereon.

Withholding

Each of the Exchange Agent, the Surviving Corporation, Poseidon and any of their agents or affiliates will be entitled to deduct and withhold from the Merger Consideration otherwise payable to any person or from any other payments pursuant to the Merger Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under any provision of U.S. federal, state, local or non-U.S. tax law or other applicable law.

Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to Poseidon and Merger Sub, including representations relating to organization and qualification, capitalization, general authority and standing, subsidiaries and equity interests, authority, enforceability, the absence of conflicts and necessary consents, SEC documents and financial statements, internal controls, absence of undisclosed material liabilities, information supplied in certain documents, absence of certain changes or events, taxes, real property, export controls and anti-bribery compliance, sanctions, CFIUS matters, litigation, compliance with laws, permits, employee benefits and Employee Retirement Income Security Act of 1974 (“ERISA”) matters, labor relations, environmental matters, material contracts, intellectual property rights, anti-takeover laws, data privacy and security, brokers’ and advisors’ fees, the opinion of the Special Committee’s financial advisor, insurance, maritime matters, and transactions with affiliates. Poseidon and Merger Sub have made customary representations and warranties to the Company with respect to, among other matters, organization and qualification, capitalization, general authority and standing, authority, enforceability, the absence of conflicts and necessary consents, information supplied in certain documents, litigation, brokers’ and advisors’ fees, ownership and activities of Merger Sub, ownership of Common Shares, the Equity Commitment Letters, solvency, the Rollover Agreements, the Voting Agreements, the Expense Reimbursement Agreement, dated as of October 31, 2022, between the Company and the other parties thereto (the “Expense Reimbursement Agreement”), and certain other Consortium arrangements.

A number of the representations and warranties made by the Company in the Merger Agreement are qualified as to “materiality” or by reference to a “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any event, occurrence, fact, condition, circumstance, change, development or effect (each, an “Effect”) that, individually or in the aggregate:

(a)

has had, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, properties, business or results of operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, provided, however, that no Effect, to the extent resulting or arising from the following, individually or in the aggregate with any one or more other Effects, will constitute or will be considered in determining whether a Company Material Adverse Effect has occurred:

(i)	changes or proposed changes in GAAP or the interpretation thereof, in each case after the date of the Merger Agreement;

(ii)

general economic, regulatory or political conditions in the United States or any other country or region, including changes in financial, credit, securities or currency markets (including changes in interest or exchange rates);

(iii)	conditions generally affecting the industries in which the Company and its subsidiaries operate, including conditions at shipyards in China and elsewhere around the world;

(iv)	changes or proposed changes in applicable law or the interpretation thereof, in each case after the date of the Merger Agreement;

(v)

geopolitical conditions (including the current dispute and conflict between the Russian Federation and Ukraine and any evolutions thereof and any actions or other applicable laws, directives, policies, guidelines or recommendations promulgated by any governmental authority in connection therewith), the outbreak or escalation of hostilities, acts of war, sabotage, terrorism, cyberattacks, natural disasters, epidemics, pandemics or other widespread diseases (including COVID-19, monkeypox (or similar viruses in the orthopoxvirus genus and any evolutions or mutations thereof)) and any COVID-19 measures (including for purposes of this clause only, any actions taken in response to monkeypox (or similar viruses in the orthopoxvirus genus and any evolutions or mutations thereof));

(vi)

any failure by the Company or any of its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance or integration synergies for any period (it being understood that any underlying facts giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect);

(vii)	any actions taken (or omitted to be taken) at the express written request of Poseidon or Merger Sub or of any of the Consortium members;

(viii)

changes in the price and/or trading volume of the Common Shares or any other debt or equity securities of the Company on the NYSE or any other market on which such securities are quoted for purchase and sale or changes in the credit ratings of the Company (it being understood that any underlying facts giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect);

(ix)

any actions taken (or omitted to be taken) by the Company or any of its subsidiaries that are required or expressly contemplated to be taken (or omitted to be taken) pursuant to the Merger Agreement, including any actions required under the Merger Agreement to obtain any approvals, consents, registrations, permits, authorizations and other confirmations under applicable competition laws and foreign investment laws for the consummation of the Merger;

(x)

the execution, announcement or pendency of the Merger Agreement (including the identity of Poseidon or its equity holders or its or their affiliates), including any legal actions or proceedings, departures of officers or employees, changes in relationships with suppliers or customers or any effects arising from the terms of, or rights of any suppliers or customers under, any contracts with the Company or its subsidiaries or other business relations, in each such case to the extent arising or resulting directly therefrom (it being understood that the exceptions in this clause (x) will not apply with respect to references to Company Material Adverse Effect set forth in and/or for purposes of Section 4.03, Section 4.04 and Section 4.18(f) of the Merger Agreement, and, in each case, Section 9.02(b) and Section 10.01(c)(ii) solely to the extent related to breaches of the foregoing representations); or

(xi)	any shareholder class action litigation, derivative or similar litigation arising out of or in connection with or relating to the Merger Agreement or any of transactions contemplated thereby, including allegations of a breach of fiduciary duty, including by members of the Board or any Company officer or alleged misrepresentation in public disclosure, except, in the case of clauses (i), (ii), (iv) or (v), to the extent the Company and its subsidiaries, taken as a whole, are disproportionately impacted thereby relative to other entities operating in the same industry or industries in which the Company and its subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect); or

(b)

would, or would reasonably be expected to, prevent or materially impede, interfere with, hinder or delay the Company from timely performing its obligations under the Merger Agreement or consummating the Merger or the other transactions contemplated thereby.

A number of the representations and warranties made by Poseidon and Merger Sub in the Merger Agreement are qualified as to “materiality” or by reference to a “Parent Material Adverse Effect.” For purposes of the Merger Agreement, “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, would, or would reasonably be expected to, prevent or materially impede, interfere with, hinder or delay, Poseidon or Merger Sub from timely performing its obligations under the Merger Agreement or consummating the Merger or the other transactions contemplated thereby.

Conduct of Business Pending the Merger

Except with the prior written consent of Poseidon (which consent will not be unreasonably withheld, conditioned, or delayed) or as otherwise expressly contemplated or permitted by the Merger Agreement or required by applicable law, the Company will, and will cause each of its subsidiaries to, use commercially reasonable efforts to (1)(A) operate the vessels owned by the Company or any of its subsidiaries (the “Company Vessels”), or cause the Company Vessels to be operated, (i) in a customary manner consistent with past practice, (ii) in accordance with the requirements of the class and flag state of each of the Company Vessels and the applicable manager’s safety management systems and (iii) in compliance with the requirements of port states with which each Company Vessel trades and (B) in the ordinary course of business maintain the Company Vessels, or cause the Company Vessels to be maintained, in good working condition and (2) use commercially reasonable efforts to preserve substantially intact its business, organization, assets and properties, and (3) use commercially reasonable efforts to preserve in all material respects its relationships with any customers, suppliers and any other persons with which it has material business relations.

The Merger Agreement also contains specific restrictive covenants as to certain activities of the Company and its subsidiaries. These covenants provide that, except with the prior written consent of Poseidon (which consent will not be unreasonably withheld, conditioned, or delayed) or as otherwise expressly contemplated or permitted by the Merger Agreement or required by applicable law, the Company will not, and will not permit any of its subsidiaries to:

(i)	amend its articles of incorporation, bylaws or other similar organizational documents;

(ii)

(A) split, combine or reclassify any shares of its capital stock, (B) other than as expressly contemplated by the Merger Agreement, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends or other such distributions by any of its wholly owned subsidiaries and dividends payable to the holders of the Preferred Shares, (C) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company securities or securities of any Company subsidiary, except (x) as required by the terms of the Company’s incentive plans with respect to any Options, RSUs and phantom share units, in each case, that are issued and outstanding as of the date of the Merger Agreement or after the date thereof in accordance with clause (iii) below, (y) pursuant to the terms of that certain Indenture, dated as of December 21, 2020, by and among the Company, Seaspan

Corporation and The Bank of New York Mellon, as amended through the date of the Merger Agreement (the “Exchangeable Notes Indenture”) or (z) pursuant to an exercise of the capped call transactions entered into pursuant to the (i) Base Call Option Transaction Confirmation, dated as of December 17, 2020, by and between Seaspan Corporation and each of Bank of Montreal, Credit Suisse Capital LLC, Morgan Stanley and Royal Bank of Canada and (ii) Additional Call Option Transaction Confirmation, dated as of December 18, 2020, by and between Seaspan Corporation and each of Bank of Montreal, Credit Suisse Capital LLC, Morgan Stanley and Royal Bank of Canada, as amended through the date of the Merger Agreement (collectively, the “Capped Call Confirmations”) or otherwise pursuant to their terms or (D) enter into any agreement with respect to the voting of any Company securities or securities of any Company subsidiary;

(iii)

(A) except for long-term incentive awards granted in the ordinary course of business in connection with the Company’s year-end compensation review in an aggregate target amount not to exceed an amount equal to 120% of the aggregate grant date fair value of all equity and equity-based incentive awards granted in the ordinary course of business in connection with the Company’s year-end compensation review for the 2021 calendar year, issue, grant, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company securities or securities of any Company subsidiary, other than the issuance of (1) any Common Shares upon the exercise of Options that are issued and outstanding as of the date of the Merger Agreement, in accordance with their terms, (2) any Common Shares upon the settlement of RSUs or phantom share units that are issued and outstanding as of the date of the Merger Agreement, in accordance with their terms, (3) any Common Shares in the ordinary course in accordance with the Company’s current dividend reinvestment program for interested shareholders that have elected to reinvest all or a portion of cash dividends received to purchase Common Shares, and (4) any securities of any Company subsidiary to the Company or any other wholly owned subsidiary of the Company or (B) amend any term of any Company security or any security of any Company subsidiary, except as required by the terms of any Company benefit plan;

(iv)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, (A) any business or any division thereof or all or substantially all of the assets of, equity or voting securities in, any person or (B) any vessel, other than, (x) acquisitions of assets, properties, inventory, equipment, supplies and materials in the ordinary course of business, (y) acquisitions pursuant to existing Material Contracts (as defined in the Merger Agreement) or (z) acquisitions contemplated by the business plan set forth in the confidential disclosure schedule delivered by the Company to Poseidon and Merger Sub in connection with the execution of the Merger Agreement (the “Company Disclosure Schedule” and such business plan, the “Approved Business Plan”);

(v)

sell, assign, transfer, convey, lease, license, abandon, allow to lapse or expire, subject to or, grant or suffer to exist any lien (other than liens permitted under the Merger Agreement) on, or otherwise dispose of any of its material assets, securities, properties, interests or businesses, other than (A) the sale or licensing of goods and services (including licenses of intellectual property) to customers, suppliers, vendors, partners and other persons in the ordinary course of business, (B) disposals of obsolete or worthless assets at the end of their scheduled retirement, (C) pursuant to contracts in effect on the date of the Merger Agreement and (D) transfers among the Company and its wholly owned subsidiaries, or among the wholly owned subsidiaries of the Company;

(vi)

make any material loans, advances or capital contributions to, or investments in, any other person (other than (A) advances of business expenses to employees in the ordinary course of business, (B) accounts receivable from customers in the ordinary course of business, (C) loans or advances among the Company and any of its wholly owned subsidiaries and capital contributions to or investments in its wholly owned subsidiaries, (D) investments of cash in the ordinary course of business not in excess of $10,000,000 in the aggregate, (E) advances of expenses to any director or officer of the Company or its subsidiaries in connection with advancement obligations in effect on the date of the Merger Agreement or (F) investments constituting cash equivalents in the ordinary course of business);

(vii)

incur any indebtedness for borrowed money or guarantees thereof, other than (A) pursuant to any agreements in effect as of the date of the Merger Agreement (as such agreements may be amended, amended and restated, supplemented or otherwise modified in a manner that (1) does not increase the borrowing capacity thereunder and (2) does not restrict the transactions contemplated by the Merger Agreement), (B) indebtedness incurred between the Company and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries or guarantees by the Company of indebtedness of any wholly owned subsidiary of the Company, (C) any obligations under the Company’s existing contracts as of the date of the Merger Agreement to post additional cash collateral under any letters of credit existing as of the date of the Merger Agreement, (D) other indebtedness for borrowed money not in excess of $50,000,000 in the aggregate (with individual expenditures subject to the Company’s normal governance procedures), in the case of this clause (D), solely to the extent such indebtedness permits the transactions contemplated by the Merger Agreement and is in form and substance reasonably acceptable to Poseidon, (E) as contemplated in the Approved Business Plan or (F) pursuant to any indebtedness for borrowed money that replaces, refinances, amends, refunds, renews, extends or otherwise modifies the existing indebtedness of the Company or its subsidiaries and which otherwise satisfies the conditions set forth in the Merger Agreement; provided that any indebtedness incurred pursuant to the foregoing clauses (A), (D) and (E) will not be used to repay, redeem or otherwise retire any outstanding principal amount of indebtedness under certain indebtedness facilities specified in the Company Disclosure Schedule, other than to the extent otherwise permitted to be incurred pursuant to the Merger Agreement;

(viii)

make any material new capital expenditures, other than (A) in the ordinary course of business, (B) capital expenditures provided for in the Approved Business Plan or (C) other capital expenditures not in excess of $5,000,000 individually or $20,000,000 in the aggregate;

(ix)

other than with respect to any legal action or proceeding the settlement of which would be fully covered by the Company’s existing insurance policies, settle any material legal action or proceeding before a governmental authority, other than settlements in the ordinary course of business that involve only the payment of money damages (A) not in excess of $500,000 individually or $1,000,000 in the aggregate or (B) consistent with the reserves reflected in the Company’s balance sheet at September 30, 2022;

(x)

except as required under the terms of any Company benefit plan or contract in effect on the date of the Merger Agreement (including, for the avoidance of doubt, any collective bargaining agreement), as contemplated by the Merger Agreement or for immaterial actions to mitigate the impact of any Section 280G excise taxes (provided that in no event will any such action include an agreement to make gross-up payments), (A) materially increase the compensation or benefits of any employee, director, officer, or individual independent contractor of the Company or any of its subsidiaries, (B) establish, adopt, enter into, terminate, materially amend, or take any action to accelerate payment, vesting, funding or other rights under any Company benefit plan or any plan, agreement, program, policy, trust, fund, or other arrangement that would be a Company benefit plan if it were in existence as of the date of the Merger Agreement, or make any contribution to any Company benefit plan, other than contributions required by applicable law, the terms of such Company benefit plans as in effect on the date of the Merger Agreement, or that are made in the ordinary course of business consistent with past practice, (C) partially or completely withdraw from any multiemployer plan, or (D) hire or terminate any employee of the Company or any of its subsidiaries whose annual base compensation is $500,000 or more

(each, a “Key Employee”), other than hiring Key Employees to fill existing vacancies or vacancies caused by resignation or termination (with or without cause) after the date of the Merger Agreement of Key Employees, in any case, in the ordinary course of business consistent with past practice;

(xi)	change the Company’s methods, principles, policies, practices or procedures of accounting, except as required by changes in GAAP or in Regulation S-X under the Exchange Act;

(xii)

make, change or rescind any material tax election (except in the ordinary course of business consistent with past practice), change any annual tax accounting period, adopt or make any material change in its method of tax accounting, file any material tax return in a jurisdiction in which neither the Company nor its subsidiaries previously filed, file any material amended tax returns or claims for material tax refunds, engage in any voluntary disclosure or similar process with a taxing authority with respect to a material tax, extend or waive the statute of limitations with respect to the assessment of any material tax (except for automatically granted extensions or waivers), enter into any material closing agreement, settle or compromise any material tax claim, audit or assessment (except in the ordinary course of business consistent with past practice), or surrender (to persons other than the Company or any of its subsidiaries) or settle any right to claim a material tax refund, offset or other material reduction in tax liability, in each case, other than as required by applicable law;

(xiii)	merge or consolidate with any other person or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(xiv)

terminate, cancel or fail to renew any material insurance coverage maintained by the Company or any of its subsidiaries with respect to any of their respective material assets without replacing such coverage with a comparable amount of insurance coverage, unless (A) such coverage is not available on commercially reasonable terms or (B) lesser coverage amounts are reasonably appropriate in light of changes to the Company’s and its subsidiaries’ business (including termination of leases in accordance with the terms of the Merger Agreement);

(xv)

except in the ordinary course of business, (A) enter into any contract that would have been a Material Contract if it had been entered into prior to the date of the Merger Agreement or (B) amend or modify in any material respect (excluding extensions in the ordinary course of business), terminate (excluding any expiration in accordance with its terms) or waive any material right, benefit or remedy under any Material Contract;

(xvi)

enter into, amend or modify the terms of any contract with any person covered under Item 404 of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”) or make any payment to any person covered under Item 404 of Regulation S-K under the Securities Act (other than payments, transactions or benefits pursuant to Company benefit plans made available to Poseidon prior to the date of the Merger Agreement);

(xvii)

make any contributions to any Company benefit plan or multiemployer plan subject to Section 302 of ERISA and Section 412 of the Code, except: (i) in the minimum amount necessary to satisfy the requirements of Section 302(a) of ERISA and Section 412(a) of the Code, or (ii) in the minimum amounts required by the Company’s collective bargaining agreements or Section 515 of ERISA;

(xviii)

amend, modify, supplement or terminate the Exchangeable Notes Indenture or any Capped Call Confirmation or take any action that would result in a change to the Exchange Rate (as defined in the Exchangeable Notes Indenture as in effect on the date of the Merger Agreement) or a Potential Adjustment Event or otherwise an adjustment to the Option Entitlement, Strike Price or Cap Price (each as defined in the Capped Call Confirmations as in effect on the date of the Merger Agreement) (except as otherwise contemplated pursuant to the Merger Agreement); or

(xix)	agree, resolve or commit to do any of the foregoing.

No Solicitation

The Company has agreed that, from the date of the Merger Agreement until the receipt of the Company Shareholder Approval or earlier termination of the Merger Agreement, and subject to certain exceptions set forth in the Merger Agreement:

•

the Company (i) will, and will cause its subsidiaries (and instruct its and their respective representatives) to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party and its representatives conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal (as defined below), and (ii) will promptly request that all copies of all confidential information that the Company, any of its subsidiaries or any of its or their respective representatives have distributed or made available to any such third party in connection with their consideration of any Acquisition Proposal in the year prior to the date of the Merger Agreement (and all analyses and other materials prepared by or on behalf of such third party that contain, reflect or analyze that information) be promptly destroyed or returned, and cause any physical or virtual data room to no longer be accessible to or by any such third party; and

•

the Company (including the Board and the Special Committee) will not, will cause its subsidiaries not to, and will and will direct and cause each of its subsidiaries to use its reasonable best efforts to cause each of its or their respective representatives not to (i) solicit or take any action to solicit, initiate, knowingly facilitate or knowingly encourage the submission of any expression of interest, inquiry, proposal or offer that constitutes an Acquisition Proposal or the making of any expression of interest, inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, or otherwise cooperate with, any third party, in each case with respect to an Acquisition Proposal or any expression of interest, inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (iii) permit, make, or resolve to permit or make, an Adverse Recommendation Change, or (iv) authorize, cause or permit the Company or any of its subsidiaries to enter into or adopt or approve any agreement in principle, letter of intent, memorandum of understanding, merger contract, acquisition contract or other contract other than an acceptable confidentiality agreement (each, an “Alternative Transaction Agreement”) (A) constituting or that would reasonably be expected to lead to any Acquisition Proposal or (B) requiring it to abandon, terminate or otherwise fail to consummate the Merger and the other transactions contemplated by the Merger Agreement; provided, that, notwithstanding the foregoing or anything to the contrary in the Merger Agreement, the Company (including the Board (acting solely upon the recommendation of the Special Committee) and the Special Committee) and its subsidiaries and its and their representatives may: (x) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any person or group not in breach, in any material respect, of this section to determine whether such inquiry or proposal constitutes or would reasonably be expected to lead to an Acquisition Proposal or a Superior Proposal and (y) inform a person or group that has made an Acquisition Proposal of the provisions of this section.

“Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any bona fide third party inquiry, indication of interest, offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of assets constituting 20% or more of the fair market value of the consolidated assets of the Company and its subsidiaries or 20% or more of the Common Shares (including any such securities that would be contributed to such third party (or otherwise “rolled over” with such third party) by Fairfax, Washington, or Mr. Sokol (each a “Specified Shareholder”) or any of its affiliates) or of the voting securities of any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and its subsidiaries or to which 20% or more of the consolidated revenues or earnings of the Company and its subsidiaries are attributable, (ii) any purchase or sale, tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning

20% or more of the Common Shares (including any such securities that would be contributed to such third party (or otherwise “rolled over” with such third party) by a Specified Shareholder or any of its affiliates) or of the voting securities of any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and its subsidiaries or to which 20% or more of the consolidated revenues or earnings of the Company and its subsidiaries are attributable or (iii) a merger, consolidation, share exchange, business combination, asset sale, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries pursuant to which any person or group (or the shareholders of any person) would own, directly or indirectly, 20% or more of the Common Shares (including the voting power of any securities that would be contributed to such third party (or otherwise “rolled over” with such third party) by a Specified Shareholder or any of its affiliates) or of the voting securities of any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its subsidiaries or to which 20% or more of the consolidated revenues or earnings of the Company and its subsidiaries are attributable after giving effect to the consummation of such transaction.

Notwithstanding anything to the contrary in the Merger Agreement, if, prior to obtaining the Company Shareholder Approval, the Company receives an unsolicited offer, inquiry, proposal, or indication of interest with respect to an Acquisition Proposal, which proposal was made after the date of the Merger Agreement and did not result, in whole or in part, from a breach, in any material respect, of the provisions of the Merger Agreement described under this “—No Solicitation” heading, and the Board (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee reasonably determines in good faith, after consultation with its financial advisors and outside legal counsel, that (1) such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below) and (2) failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to the Company’s shareholders under applicable law, then the Company and its representatives may, subject to compliance with the provisions of the Merger Agreement described under this “—No Solicitation” heading, do any or all of the following: (i) participate or engage in negotiations or discussions with the third party making such proposal and its representatives regarding such proposal and (ii) furnish to such third party or its representatives information relating to the Company or its subsidiaries and afford access to the business, properties, assets, books or records of the Company or its subsidiaries pursuant to and in accordance with an acceptable confidentiality agreement; provided that, to the extent that any information relating to the Company or its subsidiaries is provided to any such third party or any such third party is given access, in each case which was not previously provided to or made available to Poseidon in connection with the transactions contemplated by the Merger Agreement, such information or access will be provided or made available to Poseidon substantially concurrently with, or promptly following, the time such third party is provided such information or access.

“Superior Proposal” means a written Acquisition Proposal that the Special Committee believes in good faith is bona fide (but substituting “80%” for all references to “20%” in the definition of such term) on terms that the Board (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisors, (i) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial (including the availability of committed financing), regulatory, timing and other aspects (including certainty of closing) of such Acquisition Proposal and the person or group making the proposal but excluding whether Poseidon and any of its affiliates (including any members of the Consortium) that are shareholders of the Company would vote in favor of, tender into or otherwise support such Acquisition Proposal and (ii) would result in a transaction that, if consummated, is more favorable from a financial point of view to the Unaffiliated Shareholders than the Merger (taking into account all factors determined by the Board to be relevant with respect to such determination, including any revisions to the Merger Agreement made or proposed in writing by Poseidon prior to the time of such determination); provided, further, that no offer or proposal will be deemed to be a “Superior Proposal” if such offer or proposal treats the Specified Shareholders less favorably than the other Company shareholders in terms of consideration and payment terms.

Except as otherwise permitted by the provisions of the Merger Agreement relating to an Adverse Recommendation Change with respect to an Intervening Event (each as defined below) or Superior Proposal, neither the Board (acting solely in accordance with the recommendation of the Special Committee) nor the Special Committee may (i) (A) withhold, withdraw, amend, qualify or modify (or resolve to do so), or publicly propose to withhold, withdraw, amend, qualify or modify, the recommendation that the Company’s shareholders vote to approve and adopt the Merger Agreement in accordance with the MIBCA (the “Company Recommendation”) in a manner adverse to Poseidon, (b) adopt, approve, recommend or otherwise declare advisable (or resolve or publicly propose to do so) any Acquisition Proposal, (c) if an Acquisition Proposal is publicly announced or disclosed, fail to recommend against such Acquisition Proposal or fail to publicly reaffirm the Company Recommendation, in either case, following Poseidon’s written request to do so, on or prior to the earlier of (x) ten business days after such Acquisition Proposal has been publicly announced or disclosed or (y) two business days prior to the Annual Meeting (or, if the Annual Meeting is scheduled to be held within two business days, within one business day, if possible, before the Annual Meeting), (d) make any recommendation in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company, the Board (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee to the Company’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or a substantially similar communication), or (e) fail to include the Company Recommendation in the proxy statement (collectively, an “Adverse Recommendation Change”).

“Intervening Event” means any Effect that is material to the Company and its subsidiaries, taken as a whole, and that was not known or reasonably foreseeable, or, if known, the material consequences of which were not known or reasonably foreseeable, to the Special Committee, or, solely in the case of an Adverse Recommendation Change by the Board, the Board, as of the date of the Merger Agreement and does not relate to an Acquisition Proposal or a Superior Proposal, and which Effect becomes known to or by the Special Committee, or, solely in the case of an Adverse Recommendation Change by the Board, the Board, prior to receipt of the Company Shareholder Approval.

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the receipt of the Company Shareholder Approval, the Board (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee may (A) in response to an unsolicited written Acquisition Proposal not resulting, in whole or in part, from a breach, in any material respect, of the provisions of the Merger Agreement described under this “—No Solicitation” heading and that the Board (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with its outside legal counsel and financial advisor, constitutes a Superior Proposal, make an Adverse Recommendation Change or terminate the Merger Agreement in order to enter into a definitive agreement for a Superior Proposal, or (B) make an Adverse Recommendation Change in response to an Intervening Event if, in each case of clauses (A) and (B), the Board (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties to the Company’s shareholders under applicable law. For the avoidance of doubt, the Company may not terminate the Merger Agreement in order to enter into an Alternative Transaction Agreement concerning a Superior Proposal unless it pays, or causes to be paid, to Poseidon the Termination Fee (as defined below) immediately prior to or concurrently with such termination.

The Company has agreed that the Board (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee may not effect an Adverse Recommendation Change and the Company may not terminate the Merger Agreement as described above unless:

•

the Company has provided Poseidon with at least three business days’ prior written notice (the “Notice Period”) of its intention to take such action, specifying, in reasonable detail, the reasons for taking such action, and attaching a copy of any proposed agreements for the Superior Proposal, if applicable;

•

during the Notice Period, if requested in writing by Poseidon, the Company has (through the Special Committee) negotiated with Poseidon and its representatives in good faith (to the extent that Poseidon desires to so negotiate) to make such adjustments to the terms and conditions of the Merger Agreement as would enable the Board (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee, as applicable, to maintain the Company Recommendation and not make an Adverse Recommendation Change or, in the case of a Superior Proposal, terminate the Merger Agreement; and

•

following the expiration of the Notice Period, the Board (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee determines in good faith, taking into account any amendments to the terms of the Merger Agreement, the Equity Commitment Letters and the Rollover Agreements proposed by Poseidon, that the failure to effect an Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties to the Company’s shareholders under Applicable Law (as defined in the Merger Agreement); provided, however, that in the event of any material revision or amendment to the terms of an Acquisition Proposal (including, for the avoidance of doubt, any revision to the proposed consideration to be paid per Common Share or other material financial terms contained therein), the Company will be required to deliver a new written notice to Poseidon and to comply with the requirements of this section with respect to such new written notice (and the “Notice Period” in respect of such new written notice will be two business days).

The Company will promptly (and in any event within 24 hours after receipt) advise Poseidon in writing in the event that the Company receives any Acquisition Proposal or any request for information that would reasonably be expected to lead to an Acquisition Proposal, and in connection with such notice, provide to Poseidon the (i) the identity of the third party making such Acquisition Proposal or request, (ii) a summary of all material correspondence with respect to such Acquisition Proposal, and (iii) an unredacted copy of such Acquisition Proposal (and any other contracts that form a part of such Acquisition Proposal, subject to customary redactions of any debt financing documents), or where such Acquisition Proposal is not in writing, a description of the material terms thereof, sent or provided to the Company or any of its subsidiaries in connection therewith.

Nothing in the Merger Agreement prevents the Company, the Board (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee from (i) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with respect to an Acquisition Proposal, (ii) issuing any “stop, look and listen” communication to the Company’s shareholders pursuant to Rule 14d-9(f) under the Exchange Act or (iii) making any disclosure not related to an Acquisition Proposal to the Company’s shareholders that is required by applicable law or with respect to which the Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

Company Shareholder Meeting

The Merger Agreement provides that, as promptly as reasonably practicable after the execution of the Merger Agreement (i) the Company will jointly with Poseidon prepare and file the Schedule 13E-3, which includes the proxy statement and (ii) upon confirmation from the SEC that it has no further comments on, or will not review, the Schedule 13E-3, which includes the proxy statement, begin mailing the proxy statement to the Company’s shareholders and, in consultation with Poseidon, set a record date for the Company shareholder meeting. This proxy statement fulfills the obligation referenced in the foregoing sentence. The Company will take all action necessary in accordance with applicable laws and the organizational documents of the Company to duly give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Company Shareholder Approval, to be held as promptly as reasonably practicable following the clearance of the proxy statement and the Schedule 13E-3 by the SEC.

The Company and Poseidon, as applicable, will advise the other party promptly after it receives notice of any request by the SEC with respect to the proxy statement, the Schedule 13E-3 or comments thereon and responses thereto or requests by the SEC for additional information. Prior to the filing of the proxy statement or the Schedule 13E-3 (or, in each case, any amendment or supplement thereto) or any dissemination thereof to the shareholders of the Company, or responding to any comments from the SEC with respect thereto, the Company or Poseidon, as applicable, will provide the other party with a reasonable opportunity to review and to propose comments on such document or response, to which the Company or Poseidon, as applicable, will give reasonable and good faith consideration.

Delisting of Common Shares; Continued Listing of Preferred Shares

As promptly as practicable following the Effective Time in compliance with applicable law, the Common Shares will be delisted from the NYSE and subsequently deregistered under the Exchange Act.

From and after the Effective Time, Poseidon will cause the Company to continue to cause (i) the Series D Preferred Shares, (ii) the Series H Preferred Shares and (iii) the Series I Preferred Shares to be listed on the NYSE.

Special Committee

Prior to the earlier of the termination of the Merger Agreement and the Effective Time, without the prior written consent of the Special Committee, (a) the Board will not eliminate, dissolve or otherwise dismantle the Special Committee, or revoke or diminish the authority of the Special Committee, increase the size of the Special Committee, or remove or cause the removal of any member of the Special Committee either as a director or as a member of the Special Committee and (b) neither Poseidon, Merger Sub nor their respective affiliates (including, for the avoidance of doubt, Fairfax, Washington and Mr. Sokol) will remove or cause the removal of any director of the Board that is a member of the Special Committee either as a member of the Board or the Special Committee.

Dividends on Common Shares

The Company may declare and pay, as applicable, its regular quarterly dividend to Common Shareholders in respect of each of the fiscal quarters ending on or after September 30, 2022 and commencing on or prior to the Effective Time (with the last such dividend being referred to as the “Final Quarterly Dividend”) consistent with past practice, provided that no such dividend may exceed $0.125 per Common Share per quarter, in each case subject to applicable law. If the Closing occurs prior to the declaration and payment of the Final Quarterly Dividend, the Board will accelerate the record and payment date of the Final Quarterly Dividend such that the record date will occur, and the Common Shareholders will receive at or prior to the Closing, subject to applicable law, the pro rata portion of the Final Quarterly Dividend representing the portion of the quarterly period that will have elapsed by (and including) the record date.

Certain Consents and Refinancings

The Company has agreed to use its commercially reasonable efforts to take one or more of the following actions with respect to certain of its indebtedness facilities: (a) obtain consent, clearance, authorization, approval, or waiver, in each case, from the applicable lender(s), in form and substance reasonably acceptable to the Company and to Poseidon, or (b) repay, redeem, or otherwise retire such indebtedness facility by (i) entering into replacement indebtedness arrangements permitted by the Merger Agreement and/or (ii) with Poseidon’s prior written consent (not to be unreasonably withheld), using up to an aggregate of $100,000,000 of cash on hand and/or proceeds of existing revolving indebtedness of the Company or its subsidiaries. Such actions are subject to compliance with aggregate limits on costs and other terms. Nothing in the Merger Agreement restricts the Company or any of its subsidiaries from repaying any of their existing indebtedness when due at maturity.

Director and Officer Liability

The Merger Agreement provides that, for six years after the Effective Time, Poseidon will, and will cause the Surviving Corporation to, indemnify and hold harmless the present and former directors, officers, employees, fiduciaries and agents of the Company and its subsidiaries and any individuals serving in such capacity at or with respect to other persons at the Company’s or its subsidiaries request (each, an “Indemnified Person”) from and against any losses, damages, liabilities, costs, expenses (including reasonable attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in respect of the Indemnified Person’s having served in such capacity prior to the Effective Time to the fullest extent permitted by the MIBCA or any other applicable law or provided under the Company’s articles of incorporation and bylaws in effect on the date of the Merger Agreement. If any Indemnified Person is made party to any legal action arising out of or relating to matters that would, assuming any applicable standards of conduct were satisfied, be indemnifiable, Poseidon will, and will cause the Company to, advance fees, costs and expenses (including attorneys’ fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such legal action, subject to a customary undertaking to repay such advances if it is ultimately determined that such person was not entitled to be indemnified.

The Merger Agreement also provides that, for six years after the Effective Time: (i) Poseidon will, and will cause the Surviving Corporation and its subsidiaries to, honor and comply with their respective obligations under any indemnification agreement with certain Indemnified Persons and under the applicable organizational documents, and not to modify any such agreement in any manner that would adversely affect any right of any Indemnified Person; and (ii) Poseidon will ensure that the Surviving Corporation’s articles of incorporation and bylaws maintain provisions regarding elimination of liability of directors, indemnification of directors, officers, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less favorable than the provisions in existence on the date of the Merger Agreement.

Prior to the Effective Time, the Company or the Surviving Corporation will obtain and fully pay the premium for a non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), which D&O Insurance will (i) be for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, (ii) be from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance and (iii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Person by reason of his or her having served in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions or actions contemplated thereby). If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation will continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the of the Merger Agreement, or the Surviving Corporation will purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date of the Merger Agreement, provided that the annual premium for such D&O Insurance will not exceed 300% of the aggregate annual amounts currently paid by the Company to maintain its existing directors’ and officers’ and fiduciary liability insurance policies. If the aggregate premiums of such insurance coverage would exceed such amount, the Company will, or Poseidon will cause the Surviving Corporation to, obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such 300% limit.

If Poseidon, the Surviving Corporation or any of their successors or assigns consolidates with or merges into any other person and will not be the continuing or surviving corporation of such consolidation or merger, or transfers all or substantially all of its properties and assets to any person or consummates any division transaction, then, and in each case, to the extent necessary, proper provision will be made so that the successors and assigns of Poseidon or the Surviving Corporation, as the case may be, will assume the obligations described in the preceding three paragraphs.

Employee Matters

Effective as of the Effective Time, Poseidon, the Surviving Corporation or one of their respective subsidiaries will be required to provide or cause each continuing employee to be provided with a base salary or base wage rate that is no less favorable than that provided to the continuing employee immediately prior to the Effective Time. Additionally, in accordance with its commitment to attracting and retaining a highly qualified employee base, following the Effective Time, Poseidon intends to maintain competitive compensation and benefits at levels consistent with the current practices of the Company and its subsidiaries.

With respect to any benefit or compensation plan, program, agreement or arrangement in which any continuing employee participates that is established or maintained by Poseidon, the Surviving Corporation or any of their respective subsidiaries on or within the one-year period immediately following the Effective Time, Poseidon, the Surviving Corporation and their respective subsidiaries will (i) waive all pre-existing condition limitations, exclusions, active employment requirements, waiting periods and requirements to show evidence of good health with respect to participation and coverage requirements applicable to any continuing employee under any applicable group health plan that the continuing employee may become eligible to participate in after the Effective Time (to the extent that such conditions and waiting periods would not have applied to the continuing employee under the comparable employee benefit plans of the Company and its subsidiaries in effect at the Effective Time) during the plan year which includes the Effective Time, and (ii) credit each continuing employee for the dollar amount of any copayments, deductibles or similar payments made under any group health plan of the Company or any of its subsidiaries during the plan year which includes the Effective Time for purposes of satisfying any applicable copayment, deductible or similar requirement under any group health plan in which the continuing employee becomes eligible to participate after the Effective Time.

Poseidon, the Surviving Corporation or any of their respective subsidiaries will give continuing employees full credit for purposes of eligibility, vesting, and determination of level of severance and vacation benefits under any benefit or compensation plan, program, agreement or arrangement (other than any defined benefit pension arrangements, nonqualified or deferred compensation arrangements, retiree health plans or programs or any equity compensation plans or arrangements) maintained by Poseidon, the Surviving Corporation or an applicable subsidiary that such continuing employees may be eligible to participate in after the Effective Time for the continuing employees’ service with the Company or any of its subsidiaries, to the same extent that such service was credited for the same purposes under any comparable employee benefit plan of the Company and its subsidiaries immediately prior to the Effective Time; provided that the foregoing will not apply to the extent that it would result in any duplication of benefits for the same period.

Each employee of the Company or any of its subsidiaries who, as of immediately prior to the Effective Time, was covered by a collective bargaining agreement will be provided with compensation, benefits and terms and conditions of employment consistent with the terms of the applicable collective bargaining agreement in effect.

Regulatory Approvals

The parties have agreed to cooperate and use commercially reasonable efforts to take, or cause to be taken (including by causing their respective affiliates (and, in the case of Poseidon, its members) to take), all actions, and do, or cause to be done, all things, necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated by the Merger Agreement, as promptly as practicable, including:

•

preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information and applications and

•

obtaining all approvals, consents, clearances, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

Notwithstanding anything in the Merger Agreement to the contrary, neither the Company (nor its subsidiaries or affiliates), without Poseidon’s written consent, nor Poseidon or its affiliates or direct or indirect equityholders, will be required to, offer, propose, negotiate, accept, effect, commit to or agree to:

•	sell, transfer, divest, license or otherwise dispose of or hold separate any part of its or their businesses, operations, properties, products, product lines, services, rights or assets,

•	terminate, create, modify or amend any relationships, contractual rights, obligations, ventures or other arrangements,

•

agree to or implement any changes to, restrictions on or other impairment of the management, conduct of business, operation or ownership of businesses, operations, properties, products, product lines, services, rights, interests or assets or

•	any other remedy, condition or commitment of any kind, in each case,

other than, if reasonably possible to finalize with the applicable governmental authority prior to the End Date (as defined below) (including any automatic or mutually agreed extension thereof), based on Poseidon’s good faith judgment:

•

any commercially reasonable requirement to restrict certain information with respect to the business of the Company and its subsidiaries from a member of Poseidon (or from such member’s affiliates or representatives); or

•

any such measures with respect to the Company and its subsidiaries that would, individually and in the aggregate, reasonably be expected to be immaterial to the business, assets, liabilities, condition (financial or otherwise) and results of operations of the Company and its subsidiaries, taken as a whole.

None of the remedies, conditions and commitments described in the preceding two bullet points shall be required to be offered, proposed, negotiated, accepted, effected, committed to or agreed to prior to the parties’ receipt of a remediation proposal from a government authority or notification that such authority intends to conduct any in-depth investigation, and shall not be permitted to be taken unless they are conditioned upon the Closing and effective only upon or after the Effective Time.

The parties have filed the appropriate Notification and Report Forms pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement. The Merger Agreement provides that expiration or termination of the waiting period under the HSR Act and of any agreement with any governmental authority not to consummate the Merger, the receipt of certain other competition law regulatory approvals, including in China and the EU, will be conditions to completion of the Merger.

The Merger Agreement provides that the parties will cooperate and consult with one another in respect of the filings and other processes described in this section; however, in the case of any good faith disagreement between Poseidon and the Company regarding whether to offer or agree to any remedies, conditions or commitments described in the final two bullet points above, Poseidon, after considering in good faith the views of the Company, is entitled to make the final determination regarding such matters and lead communications with respect thereto, so long as Poseidon is otherwise acting in accordance with its obligations under the covenant described in this section.

Litigation and Proceedings

Poseidon and the Company have each agreed that, if either of them receives notice of any shareholder or derivative legal action related to the Merger Agreement or the transactions contemplated thereby, they will promptly notify the other of such fact. Each of Poseidon and the Company have also agreed to use their reasonable best efforts to prevent the entry of (and, if entered, to have vacated, lifted, reversed or overturned) any government order that results from any shareholder or derivative legal action against the Company, Poseidon, Merger Sub, any of their affiliates or any of their respective directors or officers relating to the Merger Agreement or the transactions contemplated thereby. The Company will control the defense or settlement of any litigation or other legal action against the Company or any of its affiliates or any of their respective directors or officers relating to the Merger Agreement or the transactions contemplated thereby; provided that the Company must (i) give Poseidon a reasonable opportunity to participate in such legal action, (ii) consult regularly with Poseidon in good faith and give Poseidon a reasonable opportunity to review and comment on filings and responses thereto, which the Company will consider in good faith, and (iii) keep Poseidon apprised of, and consult with Poseidon with respect to, proposed strategy and any significant decisions related thereto. In addition, the Company has agreed that it will not settle any such legal action without the prior written consent of Poseidon (such consent not to be unreasonably withheld, conditioned or delayed).

Takeover Statutes

Each of the Company, Poseidon and Merger Sub have agreed that none of them, nor any of the Company’s subsidiaries, the Board or the Special Committee, will take any action that would cause any anti-takeover laws to apply to the transactions contemplated by the Merger Agreement, and, if any anti-takeover law is or becomes applicable to the Merger, each of the parties and the respective members of their boards of directors will, to the extent permitted by applicable law, use reasonable best efforts to take the actions reasonably necessary to allow the prompt consummation of the transactions contemplated by the Merger Agreement on its terms and to eliminate or minimize the effects of any such statute or regulation on such transactions.

Exchangeable Notes; Capped Calls

The Company has agreed to take (and to cause its subsidiaries, including the issuer of the exchangeable notes issued under the Exchangeable Notes Indenture (the “Exchangeable Notes”), to take) all actions required by, or reasonably requested by Poseidon pursuant to, the Exchangeable Notes Indenture and applicable law at or prior to Closing as a result of the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including the giving of any notices and delivery to the trustees, holders or other persons, as applicable, of certain documents or instruments. Prior to the Closing, the Company will cooperate with Poseidon, at Poseidon’s written request, by (i) executing and delivering one or more supplemental indentures, officer’s certificates or opinions of counsel (to the extent required by the trustee pursuant to the Exchangeable Notes Indenture), and (ii) using its reasonable best efforts to cause each of the trustees under the Exchangeable Notes Indenture to execute at or prior to the Effective Time any such supplemental indentures.

The Company has also agreed to take (and to cause its subsidiaries, including the issuer of the Exchangeable Notes, to take) all actions reasonably requested by Poseidon in connection with making elections under, amending, negotiating adjustments, obtaining waivers or unwinding or otherwise settling the Company’s Capped Call Confirmations, and to provide certain notices to, and cooperate with, Poseidon, in connection with efforts to settle, terminate or amend the hedge obligations related to the Exchangeable Notes. Without Poseidon’s prior written consent, the Company will not (and will cause its subsidiaries, including the issuer of the Exchangeable Notes, not to) exercise any right that it may have to terminate, or cause the early settlement, exercise or cancellation of, the hedge obligations related to the Exchangeable Notes (other than any exercise or termination contemplated pursuant to Section 9(i)(i) of the applicable Capped Call Confirmations upon any exchange of the Exchangeable Notes prior to the Effective Time) or (y) agree to amend, modify or supplement the terms relating to, or agree to any amount due upon, the termination or settlement thereof.

Certain Other Transactions

Warrant Exercise

Prior to the Effective Time and subject to the satisfaction or waiver of all of the conditions set forth under the headings “—Mutual Closing Conditions,” “—Additional Poseidon & Merger Sub Closing Conditions,” and “—Additional Company Closing Conditions,” Poseidon will cause its applicable affiliates to exercise all of the FFH Warrants (as defined in the Merger Agreement) (and to pay cash to the Company in exchange for the exercise price thereof), and the shares issuable as a result of such exercise will be deemed to be Rollover Equity.

Modification of Certain Arrangements

If at the Effective Time, any Common Shares are subject to any “holdback,” “escrow,” or similar mechanism pursuant to the APR Purchase Agreement (collectively, the “APR Holdback”), the parties will, at and with effect as of the Effective Time, cause the APR Purchase Agreement to be amended to provide that any right of a person to receive a Common Share upon termination of the APR Holdback will be extinguished and replaced with the right to receive (subject to any applicable withholding), following the termination of the APR Holdback after the Effective Time, $15.50 in cash per each such Common Share that would otherwise have been received by person.

Other Covenants

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to public announcements, access and further assurances.

Conditions to Completion of the Merger

Mutual Closing Conditions

The obligations of each of the parties to consummate the Merger are conditioned upon the satisfaction or, to the extent legally permissible and permissible under the Merger Agreement, mutual waiver of each of the following conditions:

•	the Company Shareholder Approval has been obtained in accordance with the MIBCA;

•

no Governmental Authority of competent jurisdiction has issued any judgment, law or taken any action, in each case, that remains in effect and has the effect of prohibiting, preventing, rendering illegal or enjoining the consummation of any of the transactions contemplated by the Merger Agreement; and

•

(i) the waiting period applicable to the transactions contemplated by the Merger Agreement under the HSR Act, as well as any commitment or agreement with a governmental authority not to consummate the transactions contemplated by the Merger Agreement, have expired or been terminated and (ii) all other approvals, consents, clearances and authorizations pursuant to certain specified and applicable competition and foreign investment laws have been obtained (or confirmed by the applicable governmental authority not to be required).

Additional Poseidon & Merger Sub Closing Conditions

The obligations of Poseidon and Merger Sub to consummate the Merger are further conditioned upon the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the Company:

•

contained in the Merger Agreement (other than representations and warranties described in the subsequent three bullet points) being true and correct as of the date of the Merger Agreement and as of the Closing Date, as if made as of such times (other than representations and warranties that by their terms address matters only as of another specified time, in which case only as of such time), except where the failure of such representations and warranties to be so true and correct (disregarding all materiality and Company Material Adverse Effect qualifications contained in such representations and warranties) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•

contained in the Merger Agreement regarding certain elements of our organization and qualification (including with respect to our subsidiaries), certain elements of our general authority, compliance with our governing documents, certain elements of our capitalization, the absence of brokers’ fees and certain actions regarding anti-takeover statutes, being true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date, as if made as of such times (other than representations and warranties that by their terms address matters only as of another specified time, in which case only as of such time);

•

contained in the Merger Agreement regarding certain elements of our capitalization (including that of our subsidiaries) and our qualification and standing, being true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date, as if made as of such times, except for any de minimis inaccuracies; and

•

contained in the Merger Agreement regarding the absence of a Company Material Adverse Effect being true and correct as of the date of the Merger Agreement and as of the Closing Date, as if made as of such times;

•

the Company having performed, or complied with, in all material respects all of its covenants or agreements under the Merger Agreement required to be performed, or complied with, by it at or prior to the Effective Time;

•	since the date of the Merger Agreement, there not having occurred a Company Material Adverse Effect;

•

receipt by Poseidon of a certificate, dated as of the Closing Date, signed by an executive officer of the Company to the effect that the conditions described in the preceding bullet points have been satisfied; and

•

obtaining of certain specified third-party consents, clearances, authorizations, approvals or waivers (including in connection with certain financing arrangements) (all of which remain in full force and effect), other than to the extent that any such consents, clearances, authorizations, approvals or waivers are obviated by other actions taken by the Company in compliance with the terms of the Merger Agreement.

Additional Company Closing Conditions

The obligation of the Company to consummate the Merger is further conditioned upon the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Poseidon and Merger Sub:

•	contained in the Merger Agreement (other than representations and warranties described in the subsequent bullet point) being true and correct as of the date of the Merger Agreement and as of the Closing Date, as if made as of such times (other than representations and warranties that by their terms address matters only as of another specified time, in which case only as of such time), except where the failure of such representations and warranties to be so true and correct (disregarding all materiality and Parent Material Adverse Effect qualifications contained in such representations and warranties) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

•

contained in the Merger Agreement regarding certain elements of Poseidon and Merger Sub’s organization and qualification, ownership of Common Shares and governance structure, general authority, and the absence of brokers’ fees, being true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date, as if made as of such times (other than representations and warranties that by their terms address matters only as of another specified time, in which case only as of such time);

•

each of Poseidon and Merger Sub having performed, or complied with, in all material respects all of its covenants and agreements under the Merger Agreement required to be performed, or complied with, by it at or prior to the Effective Time; and

•

receipt by the Company of a certificate, dated as of the Closing Date, signed by an executive officer of Poseidon to the effect that the conditions set forth in the preceding bullet points have been satisfied.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the Common Shareholders, except as otherwise noted) as follows:

(a)	by mutual written agreement of the Company and Poseidon;

(b)	by either the Company or Poseidon, if:

(i)

the Merger has not been consummated on or before June 30, 2023 (or such other date as the Special Committee, on behalf of the Company, and Poseidon mutually agree in writing, the “End Date”); provided that:

(x) the right to terminate the Merger Agreement pursuant to the provision described in this subparagraph (i) will not be available to a party (Poseidon and Merger Sub being considered one party for such purposes) if such failure of the Merger to be consummated by the End Date is primarily due to the material violation or breach of such party’s obligations under the Merger Agreement, and

(y) if all of the conditions to Closing described under the heading “—Conditions to Completion of the Merger” (other than those conditions that by their nature can only be satisfied at the Closing, but are capable of being satisfied at such time), other than any of the conditions relating to blocking laws or orders, regulatory approvals or third-party consents, are satisfied on, or have been waived prior to, the End Date, then the End Date will automatically be extended by an additional sixty (60) days;

(ii)

there will be any judgment, order or law issued, entered, promulgated or enacted by a governmental authority of competent jurisdiction prohibiting, preventing, rendering illegal or enjoining the consummation of any of the transactions contemplated by the Merger Agreement, including the Merger (which judgment, order or law has become final and nonappealable); provided that, the right to terminate the Merger Agreement pursuant to the provision described in this subparagraph (ii) will not be available to a party (Poseidon and Merger Sub being considered one party for such purposes) if the material violation or breach of such party’s obligations under the Merger Agreement primarily resulted in such judgment, order or law; or

(iii)

after the final adjournment or postponement of the Company shareholder meeting at which a vote of the Company shareholders has been taken in accordance with the Merger Agreement, the Company Shareholder Approval has not been obtained;

(c)	by Poseidon, if:

(i)

prior to receipt of the Company Shareholder Approval, (A) an Adverse Recommendation Change will have occurred or (B) the Company has breached its covenants, agreements or obligations set forth in the covenant described under the heading “—No Solicitation” in any material respect (disregarding all qualifications as to “any material respect” contained in such covenant), which violation remains uncured for five business days after written notice thereof is provided to the Company by Poseidon or Merger Sub, and such breach has led to or resulted in the Company’s receipt of an Acquisition Proposal; or

(ii)

the Company has violated or breached any representation or warranty or failed to perform any covenant or agreement on the part of the Company set forth in the Merger Agreement (other than a breach of the covenant described under the heading “—No Solicitation”, as to which the termination right described in the foregoing subparagraph (c)(i)(B) will apply) that would cause the conditions described in the first two bullet points under the heading “—Additional Poseidon & Merger Sub Closing Conditions” not to be satisfied, which violation, breach or failure to perform, to the extent curable, has not been cured by the earlier to occur of (A) the date that is thirty (30) days following receipt by the Company of a written notice from Poseidon or Merger Sub of such violation, breach or failure to perform and (B) the End Date; provided that, at the time at which Poseidon would otherwise exercise such termination right, neither Poseidon nor Merger Sub will be in material violation or breach of its or their obligations under the Merger Agreement; or

(d)	by the Company, if:

(i)

prior to receipt of the Company Shareholder Approval, to the extent permitted by and effected in accordance with the covenant described under the heading “—No Solicitation”, the Board (solely in accordance with the recommendation of the Special Committee) or the Special Committee authorizes, and the Company enters into, an Alternative Transaction Agreement concerning a Superior Proposal (and simultaneously terminates the Merger Agreement) in compliance with the terms and conditions set forth in the Merger Agreement; provided that immediately before or concurrently with such termination, the Company pays the Termination Fee described under the heading “—Termination Fee”;

(ii)

Poseidon or Merger Sub has violated or breached any representation or warranty or failed to perform any covenant or agreement on the part of Poseidon or Merger Sub set forth in the Merger Agreement that would cause the conditions described in the first two bullet points under the heading “—Additional Company Closing Conditions” not to be satisfied, which violation, breach or failure to perform, to the extent curable, has not been cured by the earlier to occur of (A) the date that is thirty (30) days following receipt by Poseidon or Merger Sub, as the case may be, of a written notice from the Company of such violation, breach or failure to perform and (B) the End Date; provided that, at the time at which the Company would otherwise exercise such termination right, the Company will not be in material breach of its obligations under the Merger Agreement; or

(iii)

(A) all of the conditions set forth under the headings “—Mutual Closing Conditions” and “—Additional Poseidon & Merger Sub Closing Conditions” are satisfied or waived by the party(ies) entitled to waive such conditions (other than those conditions which by their terms or nature are to be satisfied at the Closing but which conditions are capable of being satisfied at the Closing and would be able to be satisfied if the Closing were to occur) as of the date the Closing should have occurred pursuant to the terms of the Merger Agreement, and Poseidon and Merger

Sub have failed to consummate the transactions contemplated by the Merger Agreement as of such date, (B) the Company has irrevocably confirmed in writing to Poseidon that all of the conditions to Closing set forth under the headings “—Mutual Closing Conditions” and “—Additional Company Closing Conditions” have been fully satisfied or are waived and that the Company is ready, willing and able to effect the Closing during the period described in clause (C), and (C) Poseidon and Merger Sub have failed to consummate the transactions contemplated by the Agreement within three business days following such notice.

In the event that the Merger Agreement is validly terminated, it will become void and of no effect, without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other parties to the Merger Agreement, whether in contract or in tort or any other theory of liability whatsoever. However, following termination, (a) certain provisions specified in the Merger Agreement (including the obligations of the parties to pay the Termination Fee or Expense Reimbursement, as applicable and as further described under the headings “—Termination Fee” and “—Expenses”, respectively) will survive, as described in the Merger Agreement and (b) the Confidentiality Agreement (as defined in the Merger Agreement), Expense Reimbursement Agreement, solely to the extent that any Expense Reimbursement is payable by Poseidon, and the Reverse Confidentiality Agreement (as defined in the Merger Agreement) will survive any such termination in accordance with their respective terms.

Termination Fee

As used herein, “Termination Fee” means a cash amount equal to $60,000,000. In the event that:

•

the Merger Agreement is validly terminated by the Company pursuant to the provisions described in subparagraph (d)(i) under the heading “—Termination” above, the Company will pay or cause to be paid the Termination Fee to Poseidon immediately before or concurrently with, and as a condition to, such termination;

•

the Merger Agreement is validly terminated by Poseidon pursuant to the provisions described in subparagraph (c)(i)(A) under the heading “—Termination” above, the Company will pay or cause to be paid the Termination Fee to Poseidon within two business days after such termination; provided, however, that in such case, and in the case of payment of the Termination Fee as described in the preceding bullet, the Termination Fee need not be paid until Poseidon delivers written notice to the Company identifying the account(s) to which the Termination Fee will be paid; or

•

prior to receipt of the Company Shareholder Approval, (A) the Merger Agreement is validly terminated by Poseidon or the Company, as applicable, pursuant to the provisions described in subparagraphs (b)(i), (b)(iii), (c)(i)(B) or (c)(ii) under the heading “—Termination”, (B) after the date of the Merger Agreement and prior to the date of such termination, an Acquisition Proposal is made to the Board or the Special Committee or publicly submitted, publicly proposed, publicly disclosed or otherwise publicly communicated prior to the date of termination (or in the case of a termination pursuant to the provisions described in subparagraph (b)(iii) under the heading “—Termination”, prior to the date of the Company shareholder meeting) and (C) the Company enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal within 12 months after the date of termination of the Merger Agreement, (provided that for purposes of this sentence, each reference to “20%” in the definition of Acquisition Proposal will be deemed to be a reference to “50%”), then the Company will pay or cause to be paid the Termination Fee to Poseidon, concurrently with the earlier of the execution or consummation of such Acquisition Proposal.

If the Company or Poseidon, as the case may be, fails to promptly pay the Termination Fee or Expense Reimbursement as further described under the heading “—Expenses” below, interest will accrue during the period by which payment is delayed at the prime rate published by The Wall Street Journal on the date on which such payment was due. If the Company or Poseidon, as the case may be, pursues litigation or other proceedings that result in a judgment for the party that commenced such proceeding for payment of the Termination Fee or Expense Reimbursement, as applicable, the other party will reimburse such other party for its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses of enforcement) incurred in connection with such proceedings, up to a cap (including any interest payable in accordance with the preceding sentence) of $3,000,000.

In no event will Poseidon be entitled to receive more than one payment of the Termination Fee or payment of the Expense Reimbursement (and any Expense Reimbursement will be netted against the Termination Fee), in each case, in connection with the Merger Agreement.

In accordance with the terms of the Joint Bidding Agreement, the Consortium has agreed that the Termination Fee, if paid by the Company to Poseidon pursuant to the terms of the Merger Agreement, will be paid by Poseidon to ONE, unless otherwise agreed to in writing by ONE.

Expenses

Except as described under the heading “—Termination Fee” and as otherwise may be provided in the Merger Agreement, all Expenses (as defined below) incurred in connection with the Merger Agreement will be paid by the party incurring such Expense. If the Merger Agreement is validly terminated:

•

by the Company pursuant to the provisions described in subparagraphs (d)(ii) or (d)(iii), Poseidon will reimburse the Company for all of the Company’s Expenses in an aggregate amount not to exceed $17,000,000 in cash; or

•

by Poseidon pursuant to the provisions described in subparagraphs (c)(i)(B) or (c)(ii), the Company will reimburse Poseidon or its designee for all of Poseidon’s Expenses in an aggregate amount not to exceed $17,000,000 in cash;

in each case, promptly and no later than two business days after the date of such termination (the “Expense Reimbursement”). “Expenses” includes all reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, financial advisors, experts and consultants to a party hereto and its affiliates) actually incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement, the related transaction documents, and the transactions contemplated thereby, including, to the extent so incurred by such party, the preparation, printing, filing and mailing of this proxy statement and the solicitation of shareholder approvals and all other matters related to the transactions contemplated by such agreements.

Specific Performance

The Company, Poseidon and Merger Sub have agreed that irreparable damage would occur if any provision of the Merger Agreement were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, the parties agreed that they will be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches or threatened breaches of the Merger Agreement or to enforce specifically the performance of the terms and provisions thereof, without the necessity of proving the inadequacy of money damages as a remedy (and each party waived any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity. Each party has agreed not to assert that (i) a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason or (ii) a remedy of monetary damages would provide an adequate remedy for any such breach. The parties further agreed that no party will be required to institute any legal action for (or limit any party’s right to institute any legal action for) specific performance under the Merger Agreement before exercising any termination right available under the Merger Agreement, and that the commencement of any legal action pursuant to, or any provisions of, the specific performance provisions of the Merger Agreement will not restrict or limit any party’s right to terminate the

Merger Agreement in accordance with its terms to or pursue any other remedies under the Merger Agreement that may be available then or thereafter. Notwithstanding anything in the Merger Agreement to the contrary, if, prior to the End Date, any party brings any legal action (a) contesting a party’s right to terminate the Merger Agreement or (b) to enforce specifically the performance of the terms and provisions of the Merger Agreement by any other party, the End Date will automatically be extended by the amount of time during which such legal action is pending, plus fifteen business days, or such longer time period established by the court presiding over such legal action, if any.

Notwithstanding anything to the contrary in the Merger Agreement, including anything in the immediately preceding paragraph, Poseidon has the obligation to cause the equity financing to be funded under the Equity Commitment Letters and the Rollover Agreements to be performed, including by exercising its rights under each Equity Commitment Letter and each Rollover Agreement, and such obligations of Poseidon, as well as the right of the Company to specific performance in connection with enforcing such obligations of Poseidon and the Company’s third-party beneficiary rights under the Equity Commitment Letters and Rollover Agreements, will be subject to the requirements that:

•

all of the conditions set forth under the headings “—Mutual Closing Conditions” and “—Additional Poseidon & Merger Sub Closing Conditions” have been satisfied or waived (other than those conditions which by their terms or nature are to be satisfied at the Closing but which conditions are capable of being satisfied at the Closing and would be able to be satisfied if the Closing were to occur) as of the date the Closing should have occurred pursuant to the terms of the Merger Agreement,

•	Poseidon and Merger Sub have failed to consummate the transactions contemplated by the Merger Agreement as of such date, and

•

the Company has confirmed in writing to Poseidon that, if specific performance is granted, and the Equity Financing (as defined in the Merger Agreement) is funded and the Rollover Agreements are performed, the Company is ready, willing and able to effect the Closing.

The election to pursue an injunction, specific performance or other equitable relief will not restrict, impair or otherwise limit the Company, on the one hand, or Poseidon, on the other hand, from, in the alternative, seeking to terminate the Merger Agreement and pursuing any other remedy available thereunder.

Amendment and Waiver; Exercise of Company Rights

Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective (provided that the closing condition described in the first bullet under the heading “—Mutual Closing Conditions” may not be waived by any party). After the Company Shareholder Approval has been obtained, any amendment or waiver that would require the further approval of the Company shareholders under the MIBCA or in accordance with the rules and regulations of the NYSE will be effective only upon obtaining such approval. No amendment or waiver signed on behalf of the Company will be effective unless first approved in writing by the Special Committee.

Notwithstanding anything to the contrary in the Merger Agreement, any determination with respect to the enforcement (or non-enforcement) of the Company’s rights under the Merger Agreement will be made by, and only by, the Special Committee. Any consent required by, or exercise of rights (including any termination rights) under, the Merger Agreement by the Company or the Board will require the approval of, and only of, the Special Committee. In addition, no person that has entered into, or will enter into, a Rollover Agreement in connection with the transactions contemplated by the Merger Agreement may act on behalf of, or bind, the Company in any respect with respect to any of the transactions contemplated by the Merger Agreement.

Governing Law

To the maximum extent permitted by applicable law, the Merger Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to the Merger Agreement or the negotiation, execution or performance of the Merger Agreement will be governed and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law, except (i) to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the Merger and (ii) that all matters relating to the fiduciary duties of the Board are subject to the laws of the Republic of the Marshall Islands.

THE ROLLOVER AGREEMENTS

Contemporaneously with the execution of the Merger Agreement, Poseidon entered into separate Rollover Agreements with each of the Rollover Shareholders, the material terms of which are summarized below.

The summary of the material provisions of the Rollover Agreements set forth below and elsewhere in this proxy statement is qualified in its entirety by reference to the Rollover Agreements. This summary does not purport to be complete and may not contain all of the information about the Rollover Agreements that is important to you. We encourage you to read the Rollover Agreements carefully in their entirety.

The Rollover Agreements are described in this proxy statement only to provide you with information regarding the terms and conditions thereof and not to provide any other factual information regarding Poseidon, Fairfax, Washington, Mr. Sokol, Mr. Chen or their respective affiliates or their respective businesses or any representations on which you may rely.

Pursuant to the Rollover Agreements, on the terms and subject to the conditions set forth therein, each of the Rollover Shareholders agreed to, among other things, contribute to Poseidon the number of Common Shares of the Company set forth therein in exchange for a number of Poseidon common shares equal to the number of Common Shares of the Company contributed by such Rollover Shareholder.

The number of Common Shares of the Company that each shareholder will contribute to Poseidon pursuant to the terms of the Rollover Agreements includes the following:

•

The number of Common Shares of the Company and, as applicable, Restricted Shares, set forth in each Rollover Agreement, which number is equal to the number of Common Shares of the Company held by the applicable shareholders and their respective affiliates as of the effective date of the Rollover Agreements (noting that this may not be the case for Mr. Chen, who may at his election exclude up to 750,000 Common Shares from the Rollover Equity) (the “Rollover Shares”); and

•

All Common Shares of the Company (and, in the case of Mr. Chen, any Restricted Shares) acquired by the applicable shareholders and their affiliates after the effective date of the Rollover Agreement, including in the case of Fairfax and its affiliates, all Common Shares of the Company issued pursuant to the exercise of the FFH Warrant or received by them in connection with the APR Holdback (each as defined in the Rollover Agreement between Fairfax and Poseidon) (such Common Shares, together with the Rollover Shares collectively, the “Rollover Equity”).

Under the terms of the Rollover Agreement between Mr. Chen and Poseidon, (i) Mr. Chen may exclude up to 750,000 Common Shares of the Company from the number of shares of Rollover Equity to be contributed to Poseidon under his Rollover Agreement, which shares, if so excluded, would convert into the right of Mr. Chen to receive Merger Consideration in respect of such shares in accordance with the terms and conditions of the Merger Agreement, and (ii) none of Mr. Chen’s Options (and none of the Common Shares of the Company issuable to Mr. Chen upon the exercise of such Options), vested or unvested, are included as part of Mr. Chen’s Rollover Equity, and such Options shall be paid out in accordance with the terms and conditions of the Merger Agreement.

The Rollover Shareholders expect to contribute, in the aggregate, 204,934,202 Common Shares of the Company to Poseidon pursuant to the Rollover Agreements for an aggregate rollover value of approximately $3.18 billion. These amounts assume (i) Mr. Chen does not exclude 750,000 Common Shares of the Company from his Rollover Equity and (ii) Fairfax does not receive any Common Shares of the Company in respect of the APR Holdback. The aggregate number of shares of Rollover Equity (and the corresponding aggregate rollover value) actually contributed to Poseidon under the Rollover Agreements may change if (i) Mr. Chen excludes some or all of the 750,000 Common Shares of the Company that he is entitled to exclude from his Rollover Equity, (ii) Mr. Chen receives any Common Shares in settlement of RSUs that settle prior to closing, (iii) Fairfax receives all or any portion of the Common Shares of the Company to which it may be entitled in respect of the APR Holdback, and (iv) Fairfax exercises the FFH Warrant, which it has agreed to do under its Rollover Agreement.

Each shareholder’s obligation to contribute the Rollover Equity to Poseidon pursuant to its Rollover Agreement is subject to the satisfaction of the following conditions unless waived in writing by Poseidon and the shareholders party thereto: (a) the transactions contemplated by such Rollover Agreement have not been prohibited, prevented, rendered illegal or enjoined by any governmental authority or any order or applicable law thereof and (b) either (i) the conditions precedent set forth in the Merger Agreement have been satisfied (or waived by the party entitled to the benefit of such conditions) and the contemporaneous consummation of the Closing of the Merger shall occur subject to the consummation of the contributions of the Rollover Equity pursuant to the Rollover Agreements or (ii) a final, non-appealable and binding order or judgment awarding specific performance shall have been entered by a court of competent jurisdiction to cause Poseidon to consummate the Closing of the Merger pursuant to the Merger Agreement.

The Rollover Agreements also make each of Fairfax, Washington, ONE, Mr. Sokol and the Special Committee (on behalf the Company) third party beneficiaries for purposes of Section 8, Section 11 and Section 14 (as applicable) thereto, as well as to specifically enforce the obligations set forth in the Rollover Agreements pursuant to Section 6.1 thereto.

Each Rollover Agreement (a) may be terminated by the mutual written consent of Poseidon, the Special Committee (on behalf of the Company) and the shareholder(s) party thereto and (b) will terminate automatically upon the earliest to occur of: (i) the Closing of the Merger and (b) the valid termination of the Merger Agreement in accordance with its terms.

THE EQUITY COMMITMENT LETTERS

Contemporaneously with the execution of the Merger Agreement, Poseidon entered into separate Equity Commitment Letters with each of (i) ONE, (ii) Deep Water Holdings, an affiliate of Washington, which Equity Commitment Letter was guaranteed by Washington Investments, LLC, an affiliate of Washington, and (iii) Mr. Sokol, the material terms of which are summarized below.

The summary of the material provisions of the Equity Commitment Letters set forth below and elsewhere in this proxy statement is qualified in its entirety by reference to the Equity Commitment Letters. This summary does not purport to be complete and may not contain all of the information about the Equity Commitment Letters that is important to you. We encourage you to read the Equity Commitment Letters carefully in their entirety.

The Equity Commitment Letters are described in this proxy statement only to provide you with information regarding the terms and conditions thereof and not to provide any other factual information regarding Poseidon, Merger Sub, ONE, Deep Water Holdings, Washington, Mr. Sokol or their respective affiliates or their respective businesses or any representations or warranties on which you may rely.

Pursuant to the Equity Commitment Letters, each of ONE, Deep Water Holdings and Mr. Sokol agreed, subject to the terms and conditions thereof, to provide Poseidon with $1,400,000,000, $175,000,000 and $30,000,000, respectively (collectively, the “Equity Commitments”), to pay the aggregate merger consideration and other amounts to be paid to the holders of RSUs, Options, Restricted Shares, phantom share units, other equity securities or awards of the Company and the Exchangeable Notes (following the exchange thereof into cash as the exchange consideration) by Poseidon pursuant to the Merger Agreement (such obligations, the “Poseidon Payment Obligations”). In the event (and only in the event) that, at the Closing, Poseidon does not require the full amount of the Equity Commitment to fund in full the Poseidon Payment Obligations, the Equity Commitments of ONE (the “ONE Commitment”), Deep Water Holdings (the “DWH Commitment”) and Mr. Sokol (the “Sokol Commitment”) will each be reduced on a pro rata basis.

The Equity Commitments will be paid in immediately available funds, subject to: (a) the satisfaction or waiver of each of the conditions to completion of the Closing set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied by the delivery of documents or taking of any other action at the Closing); it being understood that the funding of the Equity Commitments will occur contemporaneous with the Closing, (b)(i) with respect to each of ONE, Deep Water Holdings and Mr. Sokol, the substantially simultaneous funding under each of the other Equity Commitment Letters of the entirety of each of the funding commitments provided for thereunder and (ii) the substantially simultaneous contribution of the Rollover Equity to Poseidon in accordance with the Rollover Agreements at the Closing; and (c)(i) the substantially contemporaneous consummation of the Closing under the Merger Agreement, (ii) the obtaining by the Company of a final and non-appealable judgment requiring Poseidon to specifically perform its obligations pursuant to the terms of the Merger Agreement or (iii) the obtaining of a final and non-appealable judgment requiring ONE, Deep Water Holdings or Mr. Sokol, as applicable, to specifically perform its obligations under its respective Equity Commitment Letter. The satisfaction or failure of the condition set forth in the preceding clause (b) shall not limit or impair the ability of Poseidon or the Special Committee (on behalf of the Company) to seek enforcement of the obligations of ONE, Deep Water Holdings and Mr. Sokol as applicable, under, and in accordance with, the Equity Commitment Letters.

Each Equity Commitment Letter will terminate on the earliest of:

(a)	the valid termination of the Merger Agreement in accordance with Section 10.01 thereof;

(b)	the consummation of the Closing and the funding of the ONE Commitment, the DWH Commitment or the Sokol Commitment, as applicable; and

(c)

the date that the Company, the Special Committee or any of their respective affiliates (other than with respect to each of ONE, Deep Water Holdings and Mr. Sokol, the other members of the Consortium and their respective affiliates (other than the Company and its subsidiaries)) filing a lawsuit or other proceeding asserting, in writing, any claim for payment under or in respect of such person’s Equity Commitment Letter, the Joint Bidding Agreement. the Merger Agreement, the Expense Reimbursement Agreement, or the transactions contemplated thereby from ONE, Deep Water Holdings or Mr. Sokol or their respective affiliates, as applicable, in each case other than a lawsuit or other proceeding against ONE, Deep Water Holdings or Mr. Sokol, as applicable, pursuant to the Joint Bidding Agreement, the Expense Reimbursement Agreement or, in the case of ONE’s Equity Commitment Letter, the confidentiality letter between the Company and ONE, dated as of March 7, 2022 (the “ONE Confidentiality Letter”), or to specifically enforce the provisions of such person’s Equity Commitment Letter, the Merger Agreement, in the case of ONE’s Equity Commitment Letter, the ONE Confidentiality Letter, or any other contractual agreement between or among the parties as permitted therein.

Each of the Company (and, on behalf of the Company, the Special Committee) and with respect to the other parties’ (or, in the case of Washington, Deep Water Holdings’) Equity Commitment Letters, each of Fairfax, ONE, Washington and Mr. Sokol is a third-party beneficiary of each Equity Commitment Letter and has the right to enforce Poseidon’s obligation to cause ONE, Deep Water Holdings and Mr. Sokol, as applicable, to fund its Equity Commitment, in each case, if and only to the extent permitted by, and subject to the terms and conditions set forth in the Equity Commitment Letters, the Joint Bidding Agreement (in the case of Fairfax, ONE, Washington and Mr. Sokol) and the Merger Agreement.

THE VOTING AND SUPPORT AGREEMENTS

Contemporaneously with the execution of the Merger Agreement, Poseidon entered into separate Voting Agreements with each of Fairfax, Washington and Mr. Sokol, the material terms of which are summarized below.

The summary of the material provisions of the Voting Agreements set forth below and elsewhere in this proxy statement is qualified in its entirety by reference to the Voting Agreements. This summary does not purport to be complete and may not contain all of the information about the Voting Agreements that is important to you. We encourage you to read the Voting Agreements carefully in their entirety.

The Voting Agreements are described in this proxy statement only to provide you with information regarding the terms and conditions thereof and not to provide any other factual information regarding Poseidon, Fairfax, Washington, Mr. Sokol or their respective affiliates or their respective businesses or any representations and warranties on which you may rely.

Pursuant to the Voting Agreements, each of Fairfax, Washington and Mr. Sokol irrevocably and unconditionally agreed, except as otherwise expressly set forth therein, among other things, that, at any meeting of shareholders of the Company, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought, that such shareholder will, with respect to the Common Shares held by Fairfax, Washington and Mr. Sokol (the “Covered Shares”), (a) appear at such meeting or otherwise cause such Covered Shares to be counted for the purpose of establishing a quorum and vote all of such Covered Shares or (b) if action is to be taken by written consent in lieu of a meeting of a shareholder meeting, execute and deliver a written consent covering all of such Covered Shares (to the extent entitled to vote thereon), (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement; (ii) in favor of any adjournment or postponement recommended by the Company with respect to any shareholder meeting to the extent permitted or required by the Merger Agreement, MIBCA or the articles of incorporation or bylaws of the Company; (iii) against any Company acquisition proposal; (iv) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company; and (v) against any proposal, action or agreement submitted to the shareholders of the Company that is intended to (A) materially impede, frustrate, interfere with, delay, postpone, prevent or otherwise impair the Merger or the other transactions contemplated by the Merger Agreement or (B) result in any of the conditions precedent set forth in the Merger Agreement not being fulfilled.

Under the Voting Agreements, subject to certain exceptions, each Company shareholder party thereto agreed, prior to the expiration date (as defined below), not to transfer, pledge, hypothecate, encumber, assign or otherwise dispose of (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) any of such shareholder’s Covered Shares or the beneficial ownership thereof.

Under the Voting Agreements, each Company shareholder party thereto agreed on behalf of itself and its employees and affiliates that, subject to certain exceptions, they will not, directly or indirectly take any action that would violate the non-solicit provision of the Merger Agreement as if such Company shareholder party thereto and its employees and affiliates were deemed “Representatives” of the Company as defined under the Merger Agreement.

The Voting Agreements also contain provisions providing that the Company shareholder party thereto agreed, on behalf of itself and any other beneficial owner of the Covered Shares to waive any appraisal or dissenters’ rights that it may have in connection with the Merger.

The Voting Agreements, subject to the terms and conditions set forth therein, in the Joint Bidding Agreement and in the Merger Agreement, grant each of Fairfax, Washington, ONE and the Special Committee (on behalf of the Company) third party beneficiary rights with respect to the rights of Poseidon thereunder.

The Voting Agreements shall terminate upon the earliest to occur of (such time, the “expiration date”): (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms.

The shareholders party to the Voting Agreements collectively beneficially own 69.8% of the issued and outstanding Common Shares of the Company.

THE JOINT BIDDING AGREEMENT

The Consortium members entered into a Joint Bidding Agreement, the material terms of which are summarized below.

The summary of the material provisions of the Joint Bidding Agreement set forth below and elsewhere in this proxy statement is qualified in its entirety by reference to the Joint Bidding Agreement. This summary does not purport to be complete and may not contain all of the information about the Joint Bidding Agreement that is important to you. We encourage you to read the Joint Bidding Agreement carefully in its entirety.

The Joint Bidding Agreement is described in this proxy statement only to provide you with information regarding the terms and conditions thereof and not to provide any other factual information regarding any of the members of the Consortium or their respective affiliates or their respective businesses or any representations or warranties on which you may rely.

The Joint Bidding Agreement sets forth certain terms and conditions upon which the Consortium agreed to proceed with evaluating and potentially implementing the Merger, as well as the terms of governance of Poseidon and the rights of the Consortium members in connection with the Merger Agreement and the Merger.

Expenses

Under the Joint Bidding Agreement, each member of the Consortium agreed to bear its own costs and expenses incurred in connection with the Merger (including any advice from its advisors and counsel); provided, however, that (i) upon the execution of the Joint Bidding Agreement, all of the costs and expenses incurred or committed by Mr. Sokol shall be reimbursed by Fairfax and Washington, and (ii) upon the Closing, the costs and expenses incurred or committed by Mr. Sokol in furtherance of the Merger shall be assumed and paid by the Company and all expenses theretofore reimbursed by Fairfax and Washington shall be repaid to them by the Company. However, the amounts paid and repaid by the Company pursuant to clause (ii) of the prior sentence shall not exceed $5 million in the aggregate. The members of the Consortium also agreed to cause the Company to pay all of the costs, fees and out-of-pocket expenses of any advisors retained on behalf of the Consortium and approved by Fairfax, Washington and ONE, in connection with the Merger; provided that, to the extent the Company does not have sufficient funds to pay such amounts in full, then each of Fairfax, Washington and ONE shall be responsible for and pay its pro rata portion of such expenses based on their respective Relevant Percentage (as defined in the Joint Bidding Agreement).

The Joint Bidding Agreement also provides that, subject to the terms and conditions thereof, any break fees, reverse termination fees or similar fees, expenses, losses or damages payable by the Consortium, any of its holding vehicles (including Poseidon), or any member of the Consortium or its affiliates in connection with the Merger shall be shared between the members of the Consortium proportionately based on their respective Relevant Percentage; provided that to the extent that any Consortium member’s failure to fund its Equity Commitment under its Equity Commitment Letter or Rollover Agreement (such Consortium Member, a “Breaching Party”) results in the obligation to pay any such amounts, the Breaching Party shall be responsible for and pay and discharge such amounts and all Consortium expenses and Consortium members’ expenses (each as set forth in the Joint Bidding Agreement) in full (or contribute to Poseidon an amount in cash equal to such amounts and all Consortium expenses and Consortium members’ expenses (the “Breaching Party Payments”) so that Poseidon can pay and discharge the Breaching Party Payments, in each case, which Poseidon is responsible for); provided that if there is more than one Breaching Party, then the obligations of the Breaching Parties shall be several and not joint, with each Breaching Party responsible for its pro rata share of the Breaching Party Payments (based on such Breaching Party’s respective relative Relevant Percentage); provided, further, that if it is finally determined by a court of competent jurisdiction that there are multiple Breaching Parties and the Breaching Party Payments are due to the relative fault of such Breaching Parties in a proportion different than that contemplated by the immediately preceding proviso, then responsibility for such Breaching Party Payments shall be apportioned among such Breaching Parties based on such relative fault.

Exclusivity

During the term of the Joint Bidding Agreement, each member of the Consortium agreed that:

(a)	in connection with the Merger, it will, and will ensure that each of its representatives will, work exclusively with the Consortium;

(b)

other than as part of the Consortium’s holding vehicles (including Poseidon) and as contemplated by the Joint Bidding Agreement, it will not, and will procure that none of its representatives will, directly or indirectly, initiate, enter into, encourage or continue discussions or negotiations in respect of any transaction, or provide any information to or enter into an agreement with any third party (other than actual and prospective equity providers of such Consortium member in connection with their investment in the Merger as part of the Consortium) who may be interested in making an offer, or entering into an agreement in respect of any transaction, for the acquisition of all or any of the shares or assets of the Company or any transaction designed to achieve a similar outcome;

(c)

other than as part of the Consortium and as contemplated by the Joint Bidding Agreement, it will not, and will procure that none of its representatives will, directly or indirectly, pursue the Merger or any alternative transaction proposal, in each case with respect to the Company; and

(d)

it will not, and will procure that none of its representatives will, directly or indirectly solicit, encourage or otherwise facilitate any enquiries or the making of any offer or proposal by a third party or any member of the Consortium with respect to any alternative transaction proposal with the Company;

except as agreed in writing unanimously by each of the members of the Consortium.

Standstill

Under the Joint Bidding Agreement, each of the members of the Consortium agreed that neither it, nor any of its affiliates and representatives acting on its behalf, will, during the term of the Joint Bidding Agreement, directly or indirectly, unless approved in advance in writing by each of Fairfax, Washington and ONE or as provided for pursuant to the Merger Agreement:

(a)

make any proposal to the Board or its representatives regarding, or make any public announcement, proposal or offer with respect to, or otherwise solicit, seek or offer to effect (including indirectly by means of communication with the press or media): (i) any business combination, amalgamation, merger, tender offer, exchange offer or similar transaction involving the Company; (ii) any restructuring, recapitalization, liquidation or similar transaction involving the Company; or (iii) any acquisition of: (A) loans, debt securities or equity securities of the Company; (B) rights or options to acquire interests in loans, debt securities or equity securities of the Company; or (C) a material portion of the assets of the Company;

(b)

knowingly instigate, initiate, encourage or assist any third party to do, or enter into any discussions or agreements (including any non-disclosure agreement) with any third party with respect to, any of the actions set forth in subparagraph (a) above;

(c)	take any action which would reasonably be expected to require the Company to make a public announcement regarding any of the actions set forth in subparagraph (a) above;

(d)	otherwise act, alone or in concert with others, to seek representation on the Board or otherwise seek to control or substantially influence the management, the Board or the policies of the Company;

(e)	publicly request or propose any waiver, amendment or termination of the provisions described under this “-Standstill” heading; or

(f)

acquire, legally or beneficially, by purchase or otherwise: (i) any loans, debt securities or equity securities of the Company (other than in the case of Fairfax, the exercise of the FFH Warrant) and ; (ii) any rights or options to acquire interests in loans, debt securities or equity securities of the Company; or (iii) a material portion of the assets of the Company.

Nothing in the Joint Bidding Agreement shall prevent any member of the Consortium and its affiliates from holding the securities issued by the Company and its subsidiaries, or any debt or debt securities in the Company and its subsidiaries, that they held as at the date of the Joint Bidding Agreement.

Consortium Decisions

Notwithstanding anything to the contrary contained in the Joint Bidding Agreement (except that, to the extent contemplated by the section described below under “—Alternative Proposals; Termination Fees”, only ONE’s consent shall be required to (w) raise the price to be paid per Common Share, (x) execute any amendments to the Definitive Transaction Documents (as defined below), (y) increase the size of the ONE Equity Commitment and the resulting increase in the total Equity Commitments, and (z) approve each of the foregoing on behalf of Poseidon, in each of the clauses (x), (y) and (z), that solely effectuate an increase in the price to be paid per Common Share in accordance with the section described below under “—Alternative Proposals; Termination Fees” and do not otherwise implicate the following decisions) the following decisions will require the unanimous written approval of each of Fairfax, Washington and ONE:

(a)	admission of any other investor to the Consortium and any related amendments to the Joint Bidding Agreement to effectuate such admission;

(b)	the making of any proposals to the Company;

(c)

approval of any preliminary or final bid, the Merger Agreement and ancillary documents (including any Equity Commitment Letters or the Expense Reimbursement Agreement) to be provided to the Company and/or financing documentation to implement the Merger (any of the foregoing, “Definitive Transaction Documents”);

(d)	the final bid price (or any change in the amount or form of consideration offered for the Merger), and the transaction structure;

(e)	a decision to proceed, or not to proceed, with executing any Definitive Transaction Document;

(f)	any exercise, amendment or waiver of a right (including any termination right) or obligation in, or condition precedent under, any Definitive Transaction Document;

(g)	incurrence of any costs, fees or expenses on behalf of the Consortium, other than any Consortium expenses as set forth in the Joint Bidding Agreement;

(h)	the amounts of each of the ONE Commitment, the DWC Commitment, the Sokol Commitment (to the extent Sokol has approved such Sokol Commitment) and the total Equity Commitments;

(i)	the maximum price to be paid per Common Share pursuant to the Merger Agreement; and

(j)

the entry into definitive agreements with certain members of management of the Company with respect to the terms of such management member’s employment, compensation, bonus and incentives, rollover equity and/or equity incentives at and following the Closing (it being acknowledged that existing arrangements will remain in place).

Certain Consortium Actions

Each member of the Consortium (i) consented to and authorized the publication and disclosure by Poseidon and the Company, in any press release or the proxy statement (including all documents and schedules filed with the SEC) or other disclosure document required under Applicable Law in connection with the Merger Agreement or the transactions contemplated thereby, of its identity and ownership of Common Shares, the nature of its commitments, arrangements and understandings pursuant to the Voting Agreements and such other information reasonably required under applicable law in connection with such publication or disclosure, (ii) subject to the terms of the Joint Bidding Agreement, agreed to use its commercially reasonable efforts to furnish all information concerning such member of the Consortium and its affiliates to Poseidon and the Company that is reasonably necessary for the preparation and filing of the proxy statement and the Schedule 13E-3, and provide such other assistance, as may be reasonably requested by Poseidon or the Company to be included therein, including the resolution of any comments received from the SEC, and (iii) agreed as promptly as practicable to notify Poseidon of any required corrections with respect to any written information supplied by such member of the Consortium specifically for use in any such filings. Poseidon agreed to provide each member of the Consortium with reasonable advance notice of and opportunity to review and comment on such draft documentation (or excerpts thereof to the extent related to such member of the Consortium and its affiliates) and consider and take into account all reasonable comments of each member of the Consortium regarding disclosure related to such member of the Consortium and its affiliates. Each member of the Consortium also agreed that the information supplied by such member of the Consortium for inclusion or incorporation by reference in the proxy statement, the Schedule 13E-3 or any filing made with a Governmental Authority pursuant to the terms of the Merger Agreement will not, to the knowledge of such member of the Consortium, at the time that such information is provided, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Each member of the Consortium further agreed that it shall, and shall use its commercially reasonable efforts to cause its affiliates to, consistent with the undertakings and limitations (including with respect to competitively sensitive information and attorney-client privilege) set forth in the Merger Agreement (but subject to the limitations set forth in the Merger Agreement and the Joint Bidding Agreement), supply and provide all necessary information to any Governmental Authority requesting such information in connection with filings or notifications under applicable laws that are required as a result of, or pursuant to, the Merger Agreement, including, without limitation, information required or requested to be provided in connection with any applicable competition laws and foreign investment laws in connection with any approvals required (or which the Company and Poseidon otherwise determine to seek) in connection with the consummation of the Merger. Notwithstanding the foregoing or anything else in this Agreement to the contrary in the Joint Bidding Agreement, nothing shall require any member of the Consortium, its subsidiaries, affiliates or direct or indirect equityholders to offer, propose, negotiate, accept, effect, commit to or agree to (A) sell, transfer, divest, license or otherwise dispose of or hold separate any part of its or their businesses, operations, properties, products, product lines, services, rights or assets, (B) terminate, create, modify or amend any relationships, contractual rights, obligations, ventures or other arrangements, (C) agree to, or implement any changes to, any restrictions on or other impairment of the management, conduct of business, operation or ownership of its or their businesses, operations, properties, products, product lines, services, rights, interests or assets or (D) any other remedy, condition or commitment of any kind, in each case, other than, if reasonably possible, based on Poseidon’s good faith judgment, to finalize with the applicable governmental authority prior to June 30, 2023 (as may be automatically extended for 60 days in certain circumstances) (or such other date as the Special Committee, on behalf of the Company, and Poseidon mutually agree in writing), (x) any commercially reasonable requirement to restrict certain information with respect to the business of the Company and its subsidiaries from a member of the Consortium or its affiliates or representatives or (y) any such measures with respect to the Company and its subsidiaries that would, individually and in the aggregate, reasonably be expected to be immaterial to the business, assets, liabilities, condition (financial or otherwise) and results of operations of the Company and its subsidiaries, taken as a whole; provided that the remedies, conditions and commitments described in the preceding clauses (x) and (y) shall not be required (or permitted by the Company or its subsidiaries or affiliates) to be offered, proposed, negotiated, accepted, effected, committed to or agreed to with any applicable Governmental Authority prior to the parties’ receipt of a remediation proposal from such Governmental Authority or notification that such Governmental Authority intends to conduct any in-depth investigation, including any U.S. Second Request, and shall not be permitted to be taken unless they are conditioned upon the Closing and effective only upon or after the Effective Time.

In addition, prior to the Closing, Fairfax agreed that it will exercise all of the FFH Warrants for cash (the consummation of which exercise shall be contingent on the consummation of the Closing). Furthermore, in the event that the Common Shares subject to the APR Holdback have not been issued prior to the Closing, Fairfax shall enter into an amendment with the Company as described above in “The Merger Agreement—Certain Other Transactions—Modification of Certain Arrangements”.

The Company is a third party beneficiary of the provisions described in this section “—Certain Consortium Actions” to specifically enforce such provisions against the members of the Consortium.

Alternative Proposals; Termination Fee

In the event that the Company provides notice that it intends to terminate the Merger Agreement or enter into an agreement with respect to an alternative transaction proposal (including a Superior Proposal), or that the Board or Special Committee intends to change its recommendation to the shareholders of the Company to approve and adopt the Merger Agreement (including an Adverse Recommendation Change), then the Joint Bidding Agreement provides that the Consortium will discuss in good faith whether to make adjustments to the terms and conditions of the Merger Agreement and the Merger Consideration (including any changes to the Equity Commitment Letters) as would permit the Company and the Board or Special Committee not to (a) make such a change in recommendation (including an Adverse Recommendation Change) or (b) allow the Company to enter into any such agreement regarding an alternative transaction (including any Superior Proposal). To the extent that ONE desires to, the other members of the Consortium shall cause Poseidon to promptly and in good faith discuss and negotiate with the Company and its representatives to make such adjustments. In connection therewith, if, during or after such discussions and negotiations between and among the members of the Consortium and the Company, ONE informs the other members of the Consortium in writing that (A) ONE desires to make such adjustments as described in this paragraph (a “Revised Proposal”) (subject, in the case of adjustments pursuant to the terms and conditions of the Merger Agreement (other than those that solely relate to the price to be paid per Common Share), which shall require the consent of Fairfax, Washington and ONE as described above under “Consortium Decisions”, without reference to the exceptions in the lead in language to such section (which exceptions shall only apply in respect of the actions set forth therein specifically related to an increase in the price to be paid per Common Share)), (B) ONE has, or has arranged, the necessary incremental equity financing to do so (including proposed amendments to the ONE Equity Commitment Letter) (it being understood that the other members of the Consortium shall not be obligated to commit additional equity financing in connection therewith), and (C) the valuation of the Rollover Equity for purposes of the contribution of such Rollover Equity to Poseidon for Poseidon common shares is equal to the purchase price to be paid per share of Common Share in such Revised Proposal, then Poseidon and the members of the Consortium shall submit the Revised Proposal to the Company on such terms and, to the extent such Revised Proposal is accepted by the Company, enter into all necessary agreements to effect such Revised Proposal and the transactions contemplated thereby. In connection with any Revised Proposal, each of the other members of the Consortium other than ONE may, but shall not be required to, increase its equity commitment in its Equity Commitment Letter to maintain its Relevant Percentage and Sokol shall, to the extent he does not agree to the Revised Proposal, have the right to terminate the Sokol Equity Commitment Letter.

Any Termination Fee (as defined in the Merger Agreement) or similar payments received by Poseidon, Merger Sub or any member of the Consortium pursuant to the Merger Agreement, will be paid to ONE, unless otherwise agreed to in writing by ONE. Any expense reimbursement received by Poseidon, Merger Sub or any member of the Consortium pursuant to the Merger Agreement shall be used first to pay any Consortium expenses, and thereafter to reimburse any member of the Consortium, on a pro rata basis based on their Relative Percentage, for any other expenses such member has paid or owes under the Joint Bidding Agreement.

Termination

The Joint Bidding Agreement (with the exception of certain sections thereof) will terminate automatically upon the earliest to occur of:

(a)	the date upon which the Merger Agreement is terminated in accordance with its terms;

(b)	the date upon which ONE delivers written notice that it is terminating the ONE Equity Commitment Letter in accordance with the terms thereof;

(c)	the occurrence of the Closing; or

(d)	Fairfax, Washington and ONE unanimously agree in writing to terminate the Joint Bidding Agreement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE MERGER

The following is a discussion of certain material U.S. federal income tax considerations to a U.S. Holder (as defined below) of the receipt of cash in exchange for Common Shares pursuant to the Merger. This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date hereof, and all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

This discussion applies only to beneficial owners of the Common Shares that own the Common Shares as “capital assets” (generally, for investment purposes) and does not discuss all aspects of U.S. federal income taxation that may be important to certain Common Shareholders in light of their particular circumstances, such as Common Shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, Common Shareholders that own, directly, indirectly or constructively, 10% or more of our shares (by vote or value), former citizens or long-term residents of the United States), or Common Shareholders that hold our Common Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes receives cash in exchange for Common Shares pursuant to the Merger, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships that receive cash in exchange for Common Shares pursuant to the Merger should consult their tax advisors to determine the U.S. federal income tax considerations to the partners and the partnership.

No ruling has been requested from the Internal Revenue Service (the “IRS”) regarding any matter affecting us or Common Shareholders. Accordingly, statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate, gift, alternative minimum tax considerations, or the Medicare tax on certain investment income, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each Common Shareholder is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax considerations to it of the receipt of cash in exchange for Common Shares pursuant to the Merger.

As used herein, the term “U.S. Holder” means a beneficial owner of our Common Shares that is for U.S. federal income tax purposes: (a) a U.S. citizen or U.S. resident alien; (b) a corporation, or other entity taxable as a corporation that was created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate whose income is subject to U.S. federal income taxation regardless of its source or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A “Non-U.S. Holder” is any beneficial owner of our Common Shares that is not a “U.S. Holder.”

Generally

Subject to the discussion on our PFIC status below, a U.S. Holder generally will recognize capital gain or loss on the receipt of cash in exchange for Common Shares pursuant to the Merger in an amount equal to the difference between the amount of cash received by the U.S. Holder in the Merger and the U.S. Holder’s tax basis in the exchanged Common Shares. Any such capital gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the Merger, or short-term capital gain or loss otherwise, and U.S.-source income or loss, as applicable, for foreign tax credit purposes. Individuals and other non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

PFIC Status

Special and adverse U.S. federal income tax rules generally apply to a U.S. Holder that holds stock in a non-U.S. corporation classified as a PFIC for U.S. federal income tax purposes for any taxable year during the U.S. person’s holding period for the stock. In general, we will be treated as a PFIC for any taxable year in which either (a) at least 75% of our gross income (including the gross income of certain of our subsidiaries) consists of passive income or (b) at least 50% of the average value of our assets (including the assets of certain of our subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our shares may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our shares (which is not within our control) may affect the determination of whether we are a PFIC. Nevertheless, based on the current composition of our assets and operations (and that of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to one of three different U.S. income tax regimes with respect to the receipt of cash in exchange for Common Shares pursuant to the Merger, depending on whether the U.S. Holder makes certain elections.

If we were classified as a PFIC for any taxable year, a U.S. Holder making a timely election to treat us as a “Qualified Electing Fund” for U.S. federal income tax purposes (a “QEF Election”) would be subject to special tax rules that generally would result in the recognition of capital gain or loss on the receipt of cash in exchange for Common Shares pursuant to the Merger. However, a U.S. Holder’s QEF Election would not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided U.S. Holders with the information necessary to make a QEF Election. Therefore, in the event that we are classified as a PFIC, these special tax rules are not expected to apply to the receipt of cash in exchange for Common Shares pursuant to the Merger.

Alternatively, if we were classified as a PFIC for any taxable year and, as we believe, our Common Shares are treated as “marketable stock,” then a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our Common Shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our Common Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in our Common Shares. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our Common Shares over the fair market value thereof at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). The U.S. Holder’s tax basis in our Common Shares would be adjusted to reflect any such income or loss recognized. Gain recognized on the receipt of cash in exchange for Common Shares pursuant to the Merger would be treated as ordinary income, and any loss recognized would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it generally would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

Finally, if we were to be treated as a PFIC for any taxable year and if a U.S. Holder did not make either a QEF Election or a mark-to-market election for that year, the U.S. Holder would be subject to special rules resulting in increased tax liability with respect to any gain realized on the receipt of cash in exchange for Common Shares pursuant to the Merger. Under these special rules:

•	the gain would be allocated ratably over the U.S. Holder’s aggregate holding period for our Common Shares;

•

the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the U.S. Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Each U.S. Holder is urged to consult its tax advisor regarding the PFIC rules and their effect on the U.S. federal income tax consequences of receiving cash in exchange for Common Shares pursuant to the Merger.

Information Reporting and Backup Withholding

In general, payments of cash to a U.S. Holder in exchange for Common Shares pursuant to the Merger will be subject to information reporting. Such payments to a U.S. Holder may also be subject to backup withholding, unless the U.S. Holder:

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules; or

•	is a corporation or is otherwise exempt from backup withholding and demonstrates this fact when required.

Backup withholding is not an additional tax. Rather, a U.S. Holder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE RECEIPT OF CASH IN EXCHANGE FOR COMMON SHARES PURSUANT TO THE MERGER. EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSIDERATIONS TO SUCH HOLDER OF THE RECEIPT OF CASH IN EXCHANGE FOR COMMON SHARES PURSUANT TO THE MERGER, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL NON-INCOME, STATE AND LOCAL AND NON-U.S. TAX LAWS.

INFORMATION CONCERNING THE COMPANY

This section summarizes information from the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and the other filings incorporated by reference into this proxy statement. For a more detailed discussion of the Company’s business, please read the “Information on the Company” section contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 and the other filings incorporated by reference into this proxy statement.

Company Background

The Company is a corporation incorporated under the laws of the Republic of the Marshall Islands and was formed on October 1, 2019 for the purposes of facilitating an internal reorganization of Seaspan completed on February 27, 2020. As part of the Seaspan internal reorganization, the common and preferred shareholders of Seaspan became common and preferred shareholders of the Company on a one-for-one basis, maintaining the same number of shares and ownership percentage held in Seaspan immediately prior to the completion of the internal reorganization.

The Company and its subsidiaries own, lease and operate a fleet of containerships and power generation assets through its containership leasing and mobile power generation segments, respectively. The containerships are charted primarily pursuant to long-term, fixed-rate time charters with major container liner companies. The Company owns all the issued and outstanding common shares of Apple Bidco Limited, which owns 100% of APR Energy Limited. APR Energy Limited conducts the Company’s mobile power generation segment.

The Common Shares are traded on the NYSE under the symbol “ATCO.” The Series D Preferred Shares, the Series H Preferred Shares and the Series I Preferred Shares traded on the NYSE under the symbols “ATCO-PD,” “ATCO-PH” and “ATCO-PI,” respectively. The Company’s principal executive offices are located at Atlas Corp., 23 Berkeley Square, London, United Kingdom, W1J 6HE and the Company’s telephone number is +44 20 7788 7819.

During the past five years, neither the Company nor any of the Company’s officers or directors have been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) party to any judicial of administrative proceeding (except for matters that were dismissed without sanctions or settlement) that resulted in a judgment, decree or final order enjoining the entity from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities law.

Information Regarding the Company’s Directors and Executive Officers

Set forth below are the names, ages and positions of the Company’s directors, executive officers and key employees as of December 31, 2022. Unless otherwise indicated, the address for each of the Company’s listed directors and executive officers is Atlas Corp., 23 Berkeley Square, London, United Kingdom, W1J 6HE, and the phone number for each of the Company’s listed directors and executive officers is +44 20 7788 7819.

Name	Age	Country of Citizenship	Position
David L. Sokol	66	United States	Director and Chairman of the Board
Bing Chen	56	United States	Director, President & Chief Executive Officer
Graham Talbot	58	Australia	Chief Financial Officer
Torsten Holst Pedersen	52	Denmark	Chief Operating Officer
Krista Yeung	42	Canada	Vice President, Accounting & Tax
Andrew E. Derksen	49	Canada	General Counsel and Corporate Secretary
Peter Curtis	68	Canada	Chief Commercial Officer
Ben Church	52	United States	APR Chief Executive Officer

Name	Age	Country of Citizenship	Position
Lawrence Chin	46	Canada	Director
John Hsu	59	Hong Kong, China	Director
Nicholas Pitts-Tucker	71	United Kingdom	Director
Lawrence Simkins	61	United States	Director
Katie Wade	49	United Kingdom	Director
Stephen Wallace	66	Canada	Director

Mr. David L. Sokol was appointed a director and chairman of the Company in November 2019 and served as a director and chairman of Seaspan from 2017 to 2020. Mr. Sokol is also chair of the executive committee and a member of the compensation and governance committee. Mr. Sokol has founded three companies in his career to date, taken three companies public and as Chairman and CEO of MidAmerican Energy Holdings Company, he sold the company to Berkshire Hathaway, Inc. in 2000. Mr. Sokol continued with Berkshire Hathaway, Inc., until he retired in March 2011, when he left in order to manage his family business investments, Teton Capital, LLC, as Chairman and CEO. Teton Capital, LLC is headquartered in Fort Lauderdale, Florida and is a family holding company which oversees investments in the banking, manufacturing, consumer products, energy, real estate and technology businesses. Mr. Sokol is a member of the executive committee of the board of directors of the Horatio Alger Association of Distinguished Americans. Over Mr. Sokol’s 40 year career, he has chaired five corporate boards and over a dozen charitable or community boards. David L. Sokol’s business philosophy, based upon vision, strategy and six operating principles, is described in a book he authored in 2008, Pleased But Not Satisfied. It is a simple business model with a definite focus on developing future leaders.

Mr. Bing Chen was appointed as a director and President and Chief Executive Officer of the Company in November 2019, and as a director and President and Chief Executive Officer of Seaspan in January 2018. Through a career spanning over 25 years, Mr. Chen’s experiences comprise executive roles in Asia, Europe and North America. Before joining the Company and Seaspan, he served as Chief Executive Officer of BNP Paribas (China) Ltd., leading the bank’s growth strategy in China. As Director and General Manager for Trafigura Investment (China), Mr. Chen was responsible for the P&L of domestic and international commodities trading in the country. He led the buildup of the greater China investment banking practice at Houlihan Lokey, Inc. as Managing Director and Head of Asia financial advisory. Mr. Chen served as Chief Executive Officer and Chief Financial Officer at industrial leasing and aircraft chartering businesses across Europe. In North America, he worked as Director, Business Strategy at Deutsche Bank in New York. Mr. Chen is a Certified Public Accountant (inactive) and received a B.S. (Magna Cum Laude and Honors) in Accountancy from Bernard Baruch College and MBA (Honors) from Columbia Business School.

Mr. Graham Talbot is the Chief Financial Officer of the Company. and also serves as Chief Financial Officer of Seaspan. Mr. Talbot has worked in asset-intensive industries, primarily in the energy sector, for more than 30 years. He has held executive finance roles in Abu Dhabi Power Corporation and Maersk Energy based in Copenhagen. Prior to his time with Maersk, Mr. Talbot was Regional Finance Director for BG Group, in his native Australia, where his responsibilities included the $20 billion Queensland Curtis LNG project. Prior to this, he spent 23 years with Shell in senior international finance roles based in Guam, United Kingdom, Netherlands, Kazakhstan, U.A.E., and Australia. Throughout his career, Mr. Talbot has held a broad range of functional accountabilities including – Finance, Strategy, Trading, Procurement, Technology, Commercial and Business Integration/Separation. In addition, he has held numerous Board positions in various jurisdictions. Mr. Talbot holds an MBA from Melbourne Business School, is a Fellow of CPA Australia, a Fellow of the Governance Institute of Australia, a Fellow of the Energy Institute, and a Graduate Member of the Institute of Company Directors.

Mr. Torsten Holst Pedersen was appointed Chief Operating Officer of Seaspan in June 2020. Mr. Pedersen was Seaspan’s Executive Vice President, Ship Management since November 2018 to June 2020. Mr. Pedersen has over 20 years of experience in shipping, logistics and infrastructure, during which he held senior leadership roles and board positions across Europe, Asia, Middle East and Africa. He started his career with the Maersk

Group in 1996 and worked in several of the group’s business entities, holding C-level positions in Finance and HR. In 2016, Mr. Pedersen joined Inchcape Shipping Service as Regional CEO for Middle East, Africa and South Asia. He then worked as Head of Operations for V Group, leading the transformation of the global operations organization of more than 45,000 employees. Prior to joining Seaspan, Mr. Pedersen worked as a strategy consultant, assisting companies with strategy execution and M&A due diligence in the Middle East and South Asia. He holds a Master of Economics from Aalborg University, Denmark, and a Master of International Economics (with Distinction) from University of Essex, U.K. These have been complemented by executive programs at Wharton and London Business School.

Ms. Krista Yeung was appointed as the Company’s Vice President, Accounting & Tax in October 2020 and prior to that was Vice President, Finance from March 2020. Ms. Yeung is a seasoned executive with over 15 years of experience. Prior to her current position, she has had various roles with Seaspan, including Corporate Controller and Vice President Accounting. She graduated with a Bachelor of Commerce from the University of British Columbia. Ms. Yeung is a Chartered Professional Accountant (CPA, CA) and prior to joining Seaspan she articled at KPMG LLP.

Mr. Andrew E. Derksen is the General Counsel and Corporate Secretary of the Company and also serves as the General Counsel of Seaspan. Mr. Derksen has over 15 years of leadership experience in senior business and legal executive roles in Japan, Europe and the U.S. Prior to joining the Company, Mr. Derksen was Chief Legal Officer and Board Secretary of Energy Technologies Holdings (Delaware) and Exide Technologies Group SAS, a private equity held battery manufacturing company with $1.7 billion in annual revenue, where Mr. Derksen was accountable for strategy/M&A, corporate governance, risk and legal management. Previously, Mr. Derksen was General Counsel at Faurecia Interior Systems (Euronext: EO), an automotive group, where Mr. Derksen oversaw legal and regulatory affairs for a 35,000 employee business group with 70 factories world-wide. In addition, Mr. Derksen has held several roles in the energy sector including with Hess Corp. (NYSE: HES) in Houston. Prior to his work as a business executive and leader, Mr. Derksen practiced law with Herbert Smith Freehills in Paris and Fasken in Toronto. Mr. Derksen is licensed to practice law in Ontario and England and Wales. He carried out business studies at ESCP (Paris), and holds a J.D. from Queen’s University in Kingston, Ontario. Mr. Derksen is based at the Executive Office in Hong Kong.

Mr. Peter Curtis was appointed as Chief Commercial Officer of Seaspan in June 2020 and is responsible for the commercial management of its owned and management vessels. Prior to this he served as Executive Vice President in July 2017 and as Chief Commercial and Technical Officer in March 2018, as well as Chief Operating Officer from February 2012 to February 2018 where he had responsibility for our ship building programs. From 2001 to 2012, Mr. Curtis was Vice President of Seaspan Ship Management Limited. Prior to joining Seaspan in 2001, he was based in Cyprus for two years with Columbia Ship Management as technical director. From 1991 to 1999, Mr. Curtis was with Safmarine, where he was responsible for the operations of a mixed fleet of containerships, handysize and capesize bulkcarriers and also oversaw a number of new building programs. From 1989 to 1991, he was an associate with a firm of engineering consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas, as well as other marine projects. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander in charge of the submarine maintenance facility and design office. In 1981, he obtained a B.Sc. Mechanical Engineering degree at Natal University in Durban, South Africa. Mr. Curtis also obtained his Master’s degree in Naval Architecture from University College in London, England and his B.Sc. in business from Stellenbosch University in South Africa.

Mr. Ben Church, as Chief Executive Officer of APR Energy Limited, leads the dynamic and innovative APR team in providing energy generation solutions that help ensure reliable power for consumers around the world. Benjamin has served in many leadership roles throughout his career, both in the energy sector as well as global engineering and consulting for the power industry, all with a focus on innovation, operational excellence, and growth strategy. He has held leadership positions at AES Infrastructure Advisors, ACWA Power, Burns & McDonnel and NextEra Energy.

Mr. Lawrence Chin was appointed a director of the Company in November 2019 and is a member of the Compensation and Governance Committee. Mr. Chin had served as a director and a member of the Compensation and Governance Committee of Seaspan since April 2018 to March 2020. Lawrence Chin has over 23 years of experience in global capital markets and currently serves as Chief Operating Officer of Hamblin Watsa Investment Counsel (“HWIC”). HWIC, a wholly-owned subsidiary of Fairfax Financial Holdings Limited, provides global investment management services to the insurance and reinsurance subsidiaries of Fairfax. Mr. Chin previously served as Senior Vice President at one of the largest investment management firms in Canada.

Mr. John C. Hsu was appointed a director of the Company in November 2019 and is a member of the Audit Committee. Mr. Hsu has been a director of Seaspan since April 2008. For generations, Mr. Hsu’s family have owned and operated bulkers, tankers and specialized ships through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime Group. Currently, Mr. Hsu is a director of the family’s single family office, OSS Capital, a member of the Advisory and Investment Committee of Isola Capital Group (a multifamily office based in Hong Kong that manages direct investments in private equity), and also holds directorships in various private companies and NGOs. From 2008 to 2012, he was the chairman of TSSI Inc. (a Taiwan based surveillance IC solutions provider). From 2003 to 2010, Mr. Hsu was a partner of Ajia Partners, a prominent privately-owned alternative asset investment firm. From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund of US listed technology companies. Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University, and is also fluent in Japanese and Mandarin.

Mr. Nicholas Pitts-Tucker was appointed as a director of the Company in November 2019 and serves as the chair of the Audit Committee. Mr. Pitts-Tucker served as a director of Seaspan from April 2010 to March 2020 and was chair of the Audit Committee since April 2015. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on project shipping and aviation finance in Asia, Europe and the Middle East. He also served on the Board as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. From 2010 to February 2021, Mr. Pitts- Tucker was a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. In August 2013, Mr. Pitts-Tucker was appointed as Governor of the University of Northampton, UK’s No. 1 University for Social Enterprise. Mr. Pitts-Tucker has a Master of Arts degree from Christ Church, Oxford University and a Master of Business Administration from Cranfield University.

Mr. Lawrence Simkins was appointed as a director of the Company in November 2019 and served as a director of Seaspan from April 2017 to March 2020. Mr. Simkins is chair of the compensation and governance committee. Since 2001, Larry Simkins was President of The Washington Companies, an affiliate of Seaspan’s second largest shareholder until he retired in September 2022. As President and CEO, Mr. Simkins provided leadership and direction to the enterprise by serving as a member of the board of directors of each individual company. The Washington Companies consist of privately owned companies and selected public company investments employing over 6,000 people worldwide, generating nearly US $2 billion in annual revenue. Business is transacted in the sectors of rail transportation, marine transportation, shipyards, mining, environmental construction, heavy equipment sales and aviation products. Mr. Simkins is a former director of the Federal Reserve Bank of Minneapolis, completing his second term in December of 2016. Mr. Simkins currently serves on the boards of Trustees of Gonzaga University and the Boy Scouts of America-Montana Council. He is a certified public accountant (inactive), and received a B.S., Business Administration (Accounting) from the University of Montana.

Ms. Katie Wade was appointed a director of the Company effective September 2021, and is a member of the Audit Committee. Ms. Wade currently serves as the Chief Financial Officer of Lloyd’s managing agency AEGIS London, a specialist insurer offering specialist expertise and leadership to clients in more than 180 countries, across a broad range of business groups. Over her 25 year career in financial services, she previously held positions as the Chief Financial Officer for ERS, the specialist motor insurer and syndicate, Aspen Insurance UK Limited and Aspen Managing Agency Limited, and ACE Tempest Re, after having held various positions within the audit profession including with PwC. Ms. Wade is a Trustee of the Worshipful Company of Insurers Charitable Trust. Ms. Wade is a fellow of the Institute of Chartered Accountants of England and Wales and a Liveryman of the Worshipful Company of Insurers. Ms. Wade has a BSc in Business Studies from the University of Surrey and a Leading Strategy & Change certificate from Ashridge Business School.

Mr. Stephen Wallace was appointed a director of the Company in November 2019 and is a member of the Audit Committee. Mr. Wallace served as a director of Seaspan from April 2018 to March 2020. Stephen Wallace has worked for over 30 years in global affairs and public administration. A Deputy Minister in Canada’s federal government until the end of 2017, he has worked extensively with emerging economies and large-scale enterprises, was responsible for core government operations at the Treasury Board, led civil reconstruction programs in some of the world’s major conflict zones, and was most recently the Secretary to the Governor General of Canada. He is a graduate of the Institute of Corporate Directors with an academic background in international trade and extensive experience in international negotiation. Mr. Wallace grew up in an Atlantic Coast naval family and is currently an advisor to government, corporations and academic institutions.

Certain Relations and Related Party Transactions Between the Company and Directors and Executive Officers

From time to time, the Company has entered into agreements and have consummated transactions with certain related parties. These related party agreements and transactions have included the sale and purchase of the Common Shares and Preferred Shares, the private placements of securities of Seaspan with affiliates of Fairfax, the Company’s acquisition of APR and other matters. For more information on these agreements and transactions, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in the Company’s 2021 Annual Report on Form 20-F, which is incorporated by reference into this proxy statement.

Compensation of Directors and Executive Officers

The Company’s non-employee directors receive cash and, as described below under “—Equity Incentive Plans,” equity-based compensation.

In 2021, each non-employee member of the Board, other than Mr. Sokol, received the following annual retainers and fees. Each non-employee director received an annual cash retainer of $75,000. The chair of the Audit Committee received an annual payment of $20,000 and each other member of the Audit Committee received an annual payment of $10,000 for their committee service, including attendance at regular quarterly committee meetings. The chair of the compensation and governance committee received an annual payment of $20,000 and each other member of the compensation and governance committee received an annual payment of $10,000 for their committee service, including attendance at regular quarterly committee meetings. Each Audit Committee member and each compensation and governance committee member also received a payment of $1,500 for each additional committee meeting (i.e., other than regularly scheduled quarterly meetings) attended during the calendar year. Additionally, non-employee directors, other than Mr. Sokol, who attended committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee, but who were not members of such committee, also received a payment of $1,500 per meeting. All annual cash retainers and payments were paid in equal quarterly installments.

Officers of the Company who also serve as directors do not receive compensation from the Company for their service as directors. Each director is reimbursed by the Company for out-of-pocket expenses incurred while attending any meeting of the Board or any of the Board’s committees.

For services during the year ended December 31, 2021, the Company’s directors and Management (15 people in 2021) received aggregate cash compensation of approximately $5.6 million. The Company does not provide a retirement plan for members of the Company’s management team or its directors.

The compensation amounts set forth above exclude equity-based compensation paid to the Company’s directors and management as described below.

Employment Agreement with CEO Bing Chen

Mr. Bing Chen serves as President & Chief Executive Officer of Atlas Corp. and each of its portfolio companies pursuant to an executive employment agreement between Mr. Chen and Seaspan Corporation, initially entered into in October 2017 and most recently amended and restated in June 2020, with an effective date of January 1, 2021 (the “Chen Employment Agreement”). Pursuant to the Chen Employment Agreement, Mr. Chen also performs services for such other Atlas companies as may from time to time be requested by the Board,. Pursuant to the Chen Employment Agreement, Mr. Chen receives an annual base salary of $950,000, subject to annual review and increase by the Board at its discretion. Mr. Chen is also eligible to receive annual performance-based cash and stock bonuses, each of up to 120% of base salary. The annual stock bonus is subject to three year annual vesting, with one-third of the bonus paid within 60 days of the end of each calendar year in Common Shares (with a price per share based on the average price per share over the 20 trading days before the payment date). In connection with the signing of the Chen Employment Agreement, on June 24, 2020, Mr. Chen was granted 1,500,000 RSUs and an option to purchase 1,500,000 Common Shares at a price of $7.80 per share, with each award vesting in equal installments on December 31, 2021 and the next four anniversaries of that date, subject to Mr. Chen’s continued service through the applicable vesting date. The RSUs and Options are subject to certain “claw-back” rights should Mr. Chen’s employment be terminated in certain circumstances.

In addition, the Chen Employment Agreement provides that in the event Mr. Chen’s employment is terminated by the Company without “cause” or Mr. Chen resigns for “good reason” (each as defined in the Chen Employment Agreement), Mr. Chen would be entitled to 180% of his base salary and accelerated vesting of his unvested RSUs and options covering up to 300,000 shares each (or the remaining unvested RSUs and options, in the event less than 300,000 of each remain unvested), all subject to the execution of a general release of claims and compliance with certain restrictive covenants. If Mr. Chen’s employment is terminated without “cause” or for “good reason” within six months prior to, or within 12 months following, a “change of control” (as defined in the Chen Employment Agreement), Mr. Chen would be entitled to 360% of his base salary and accelerated vesting of his unvested RSUs and options covering up to 600,000 shares each (or the remaining unvested RSUs and options, in the event less than 600,000 of each remain unvested), all subject to the execution of a general release of claims and compliance with certain restrictive covenants.

Employment Agreements with Executive Officers

Executive officers of the Company other than Mr. Chen, including Messrs. Talbot, Derksen and Pedersen and Ms. Yeung, have employment arrangements with Seaspan Ship Management Limited (“SSML”), a wholly owned subsidiary of the Company.

Equity Incentive Plans

The Company maintains equity incentive plans, which are administered by the Board and under which officers, employees and directors of the Company and its subsidiaries may be granted Options, Restricted Shares, phantom share units and other stock-based awards as determined by the Board. In March 2022, the Atlas Corp Stock Incentive Plan was amended and restated to increase the number of Common Shares issuable under the plan from 10,000,000 to 20,000,000.

In January 2021, each of the Company’s non-employee directors, other than Mr. Sokol, was awarded 11,984 Restricted Shares, which vested on January 1, 2022. Alistair Buchanan, who resigned from the Board in February 2021, and Ms. Wade, who joined the Board effective September 1, 2021, each received pro-rated awards of Restricted Shares for their service on the Board during 2021. During the nine months ended September 30, 2022, the Company granted 56,610 Restricted Shares to members of the Board which vest on January 1, 2023.

On March 28, 2022, the Board granted an award of 4,000,000 Common Shares to Mr. Sokol, in consideration for his continued service as chairman of the Board until September 1, 2027. Under the terms of the grant agreement, if Mr. Sokol ceases to act as a director at any time between the date of grant and December 31, 2022, other than for reason of his death or disability, he will forfeit and must return all of the Common Shares to the Company. Thereafter until September 1, 2027, if Mr. Sokol ceases to act as a director of the Company due to his voluntary resignation or removal for cause, he must return a prorated number of the shares (1/56th of the full amount for each month remaining during the period between January 1, 2023 and September 1, 2027). The obligation to return the shares to the Company will not apply to any other removal of Mr. Sokol from the Board (including a removal without cause or a removal due to death or disability).

In 2021, the Company also granted an aggregate 179,763 RSUs to certain members of its senior management, not including Mr. Chen. Some of the RSUs vested upon grant, and the remaining RSUs will vest on each of February 28, 2022 and February 28, 2023, subject, in each case, to the continued employment of the grantees.

In August 2021, the Company granted an aggregate 550,000 RSUs to certain members of its senior management, not including Mr. Chen, of which one-fifth of the RSUs vested on January 3, 2022, and the remaining RSUs will vest in four equal tranches on each anniversary of January 3, 2022, subject to the employment of the applicable grantee. During the nine months ended September 30, 2022, the Company granted 336,313 RSUs to certain members of its senior management. The RSUs generally vest over two years, in equal tranches. During the nine months ended September 30, 2022, 58,472 RSUs were forfeited.

On June 27, 2022, the Board granted an award of 1,500,000 Common Shares to Mr. Chen, in consideration of his personal performance and the performance of the Company. Under the terms of the grant agreement, if Mr. Chen voluntarily resigns or his employment is terminated by the Company for “cause” (as defined in the grant agreement) at any time between the date of grant and December 31, 2022, he will forfeit and must return all 1,500,000 Common Shares to the Company. Thereafter until December 31, 2027, if Mr. Chen voluntarily resigns or his employment is terminated by the Company for “cause” (as defined in the grant agreement), he must return a prorated number of shares (1/60th of the full amount for each month remaining during the period between January 1, 2023 and December 31, 2027).

SSML maintains a Cash and Equity Bonus Plan (“CEBP”) under which certain employees are eligible to receive awards comprised of 2/3 cash and 1/3 Common Shares under the Company’s incentive plans. The purpose of the CEBP is to align the interests of SSML’s management with the interests of the Company. In 2021, under the CEBP, SSML granted 8,721 Common Shares to the Company’s executive officers in the aggregate with respect to the equity portion of the award.

In June 2020, the Company established the Atlas Corp. Equity Bonus Plan (“EBP”) under which employees of Atlas and its subsidiaries who do not participate in the CEBP may receive equity bonus awards. Like the CEBP, the purpose of the EBP is to align the interests of Atlas personnel with the interests of Atlas. No grants to Atlas executive officers were made under the EBP during 2021.

Selected Historical Financial Data

As permitted under the rules of the SEC, this proxy statement incorporates by reference important business and financial information about the Company from other documents furnished or filed with the SEC. The audited consolidated financial statements of the Company as of December 31, 2021 and for the two years ended December 31, 2021 and 2020 are incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, originally filed with the SEC on March 24, 2022, and the unaudited consolidated financial statements of the Company as of September 30, 2022 and for the nine months ended September 30, 2022 and 2021 are incorporated herein by reference to the Company’s Form 6-K for the quarter ended September 30, 2022, originally furnished to the SEC on November 21, 2022.

The following tables present selected consolidated financial information for the Company. The Company’s summary of consolidated statements of operation presented below for the years ended December 31, 2021 and 2020 and the Company’s consolidated balance sheet presented below as of December 31, 2021 have been derived from the Company’s audited consolidated financial statements, which are included in the Company’s Form 20-F for the year ended December 31, 2021. The Company’s consolidated statements of operation presented below for the nine months ended September 30, 2022 and 2021 and the Company’s consolidated balance sheet presented below as of September 30, 2022 have been derived from the Company’s unaudited consolidated financial statements, which are included in the Company’s Form 6-K for the quarter ended September 30, 2022.

The Company’s historical results do not necessarily indicate results expected for any future periods. You should read the following financial information in conjunction with the consolidated financial statements and the related notes thereto set forth in the Company’s Form 20-F for the year ended December 31, 2021, originally filed with the SEC on March 24, 2022 and in the Company’s Form 6-K for the quarter ended September 30, 2022, originally furnished to the SEC on November 21, 2022, each of which is incorporated by reference into this proxy statement. See “Where You Can Find More Information.” The net book value per Common Share as of September 30, 2022 was $12.02 based on 281.3 million outstanding Common Shares as of that date.

Summary of Consolidated Balance Sheet

(All amounts expressed in millions of U.S. dollars)

	As of
	September 30, 2022 (unaudited)	December 31, 2021 (audited)
Current assets	$895.1	$547.7
Non-current assets	10,489.1	10,021.9

Total assets	$11,384.2	$10,569.6

Current liabilities	1,357.4	1,175.5
Non-current liabilities	5,684.3	5,579.6

Total liabilities	$7,041.7	$6,755.1

Cumulative redeemable preferred shares	296.9	296.9
Shareholders’ equity	4,045.6	3,517.6

Total equity and liabilities	$11,384.2	$10,569.6

Summary of Consolidated Statements of Operation

(All amounts expressed in millions of U.S. dollars, except per share amounts)

	Nine Months Ended September 30,		Year Ended December 31,
	2022 (unaudited)	2021 (unaudited)	2021 (audited)	2020 (audited)
Revenues	$1,261.0	$1,218.4	$1,646.6	$1,421.1
Total operating expenses	699.4	665.8	884.4	962.5

Operating earnings	561.6	552.6	762.2	458.6

Other expenses (income)	56.4	286.0	328.7	249.4
Income tax expense	10.1	8.4	33.0	16.6
Net earnings	$495.1	$258.2	$400.5	$192.6
Dividends—preferred shares	(45.6)	(49.9)	(65.1)	(67.1)

Net earnings attributable to common shares	$449.5	$208.3	$335.4	$125.5

Interest on senior unsecured exchange notes	5.7	—	—	—

Net earnings attributable to diluted shares	$455.2	$208.3	$335.4	$125.5

Earnings per share:(1)
Common share, basic	$1.70	$0.85	$1.36	$0.52

Common share, diluted	$1.58	$0.78	$1.26	$0.50

(1)

Effective January 1, 2022, the Company adopted ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)”, using the modified retrospective method. As a result of this adoption, the Company recognizes the maximum potential dilutive effect of its exchangeable notes in the calculation of diluted earnings per share using the if-converted method.

Transactions in the Common Shares

Transactions During the Past 60 Days

Other than the reinvestment of dividends to purchase Common Shares under the Company’s dividend reinvestment plan, during the past 60 days, there have been no transactions in the Common Shares by the Company, or any executive officer, director, associate or subsidiary of the foregoing parties or by any pension, profit-sharing or similar plan of the foregoing parties.

Prior Public Offerings

During the past three years, there have been no registered offerings or private placements of Common Shares by the Company for cash.

Purchases of Common Shares by the Company

During the past two years, there have been no purchases by the Company of outstanding Common Shares.

Information Concerning Mr. Bing Chen

For information concerning Mr. Chen, please see “—Company Background,” “—Information Regarding the Company’s Directors and Executive Officers,” and “—Compensation of Directors and Executive Officers.”

MARKET PRICE AND DIVIDEND INFORMATION

As of December 5, 2022, there were 281,265,472 Common Shares outstanding and the closing price for the Common Shares was $15.35 per share. The Common Shares are traded on the NYSE under the symbol “ATCO.” On October 31, 2022, the last trading day prior to the public announcement of the initial proposal, the closing price for Common Shares was $14.79 per share. On                 , 2023, the most recent practicable date before the printing of this proxy statement, high and low reported sales prices of Common Shares were $                 and $                , respectively.

During the past two years, the Company has paid quarterly dividends in the amount of $0.125 per Common Share per quarter. The Company anticipates that its primary sources of funds for our short-term liquidity needs, including the payment of quarterly dividends, will be cash from operations, and existing and new credit facilities and other financing arrangements. In addition, our financing and lease arrangements limit our ability to pay dividends if an event of default has occurred and is continuing under one of our credit facilities and capital and operating lease arrangements or if the payment of the dividend would result in an event of default.

The following table sets forth, for the periods indicated, the intraday high and low sales prices per share for Common Shares, as well as information concerning quarterly cash dividend declared and paid with respect to each period.

	High	Low	Dividend per Share
Year Ended December 31, 2022
Period from October 1, 2022 to December 5, 2022(1)	$15.41	$13.71
Quarter Ended September 30, 2022	$14.92	$10.13	$0.125
Quarter Ended June 30, 2022	$14.89	$10.41	$0.125
Quarter Ended March 31, 2022	$16.23	$13.13	$0.125
Year Ended December 31, 2021
Quarter Ended December 31, 2021	$15.70	$13.15	$0.125
Quarter Ended September 30, 2021	$16.49	$12.35	$0.125
Quarter Ended June 30, 2021	$14.87	$13.03	$0.125
Quarter Ended March 31, 2021	$14.83	$10.44	$0.125
Year Ended December 31, 2020
Quarter Ended December 31, 2020	$12.10	$8.46	$0.125
Quarter Ended September 30, 2020	$9.96	$6.91	$0.125
Quarter Ended June 30, 2020	$9.04	$6.00	$0.125
Quarter Ended March 31, 2020	$14.62	$5.39	$0.125

(1)	The Company has not declared or paid any cash dividend for the period from October 1, 2022 to date.

INFORMATION CONCERNING POSEIDON, MERGER SUB AND THE CONSORTIUM

Poseidon Acquisition Corp.

Poseidon is an entity owned by Mr. Sokol, Fairfax and Washington and formed solely for the purpose of facilitating the Initial Consortium Proposal and the Merger. Poseidon has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the Joint Bidding Agreement and the Merger Agreement. The registered address of Poseidon is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

Poseidon Merger Sub, Inc.

Merger Sub is a wholly owned subsidiary of Poseidon formed solely for the purpose of facilitating the Merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the Merger Agreement. By operation of the Merger, Merger Sub will be merged with and into the Company, with the Company surviving the Merger and continuing to exist as a Marshall Islands corporation and a subsidiary of Poseidon. The registered address of Merger Sub is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The Consortium

Fairfax and the Fairfax Filing Parties

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. Fairfax Financial Holdings Limited is incorporated under the laws of Canada and its subordinated voting shares are listed on the Toronto Stock Exchange under the symbols “FFH” and “FFH.U.” Fairfax Financial Holdings Limited’s registered and head office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7, Canada and its phone number is +1 (416) 367-4941.

As used herein, “Fairfax Filing Parties” means, collectively, (i) Fairfax Financial Holdings Limited; (ii) The Second 810 Holdco Ltd., a corporation incorporated under the laws of Canada and controlled by V. Prem Watsa, with the principal business being an investment holding company and the principal business and principal office address located at 95 Wellington Street West, Suite 802, Toronto, Ontario, M5J 2N7, Canada; (iii) Fairfax (Barbados) International Corp., a corporation incorporated under the laws of Barbados and a wholly owned subsidiary of Fairfax Financial Holdings Limited, with the principal business being an investment holding company and with the principal business and principal office address located at #12 Pine Commercial Centre, The Pine, St. Michael, Barbados, BB11103; (iv) Wentworth Insurance Company Ltd., a corporation incorporated under the laws of Barbados and a wholly owned subsidiary of Fairfax Financial Holdings Limited, with the principal business being reinsurance and the principal business and principal office address located at #12 Pine Commercial Centre, The Pine, St. Michael, Barbados, BB11103; (v) The Sixty Three Foundation, a non-profit corporation incorporated under the laws of Canada, with the principal business being a registered charity and the principal business and principal office address located at 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7; (vi) Odyssey Group Holdings, Inc., a corporation incorporated under the laws of Delaware and a subsidiary of Fairfax Financial Holdings Limited, with the principal business being a holding company and the principal business and principal office address located at 300 First Stamford Place, Stamford, Connecticut, USA, 06902; (vii) Odyssey Reinsurance Company, a corporation incorporated under the laws of Connecticut and a subsidiary of Fairfax Financial Holdings Limited, with the principal business being reinsurance and the principal business and principal office address located at 300 First Stamford Place, Stamford, Connecticut, USA, 06902; (viii) Odyssey Reinsurance (Barbados) Ltd., a corporation incorporated under the laws of Barbados and a subsidiary of Fairfax, with the principal business being reinsurance and the principal business and principal office address located at #12 Pine Commercial Centre, The Pine, St. Michael, Barbados, BB11103; (ix) Newline Corporate Name Limited, a corporation incorporated under the laws of England and Wales and a subsidiary of Fairfax Financial Holdings Limited, with the principal business being a Corporate Member of Lloyd’s and the principal business and principal office address located at 1 Fen Court, London, England, EC3M 5BN; (x) Hudson

Insurance Company, a corporation incorporated under the laws of Delaware and a subsidiary of Fairfax Financial Holdings Limited, with the principal business being property and casualty insurance and the principal business and principal office address located at 100 William Street, 5th Floor, New York, New York, USA, 10038; (xi) Hilltop Specialty Insurance Company, a corporation incorporated under the laws of New York and a subsidiary of Fairfax Financial Holdings Limited, with the principal business being surplus lines insurance and the principal business and principal office address located at 100 William Street, 5th Floor, New York, New York, USA, 10038; (xii) Allied World Assurance Company, Ltd, a corporation incorporated under the laws of Bermuda and a subsidiary of Fairfax Financial Holdings Limited, with the principal business being insurance and the principal business and principal office address located at 27 Richmond Road, Pembroke, Bermuda, HM 08; (xiii) Allied World Insurance Company, a corporation incorporated under the laws of New Hampshire and a subsidiary of Fairfax Financial Holdings Limited, with the principal business being insurance and the principal business and principal office address located at 10 Ferry Street, Suite 313, Concord, New Hampshire, USA, 03301; (xiv) Allied World Specialty Insurance Company, a corporation incorporated under the laws of Delaware and a subsidiary of Fairfax Financial Holdings Limited, with the principal business being insurance and the principal business and principal office address located at 251 Little Falls Drive, Wilmington, Delaware, USA, 19808; (xv) Allied World Surplus Lines Insurance Company, a corporation incorporated under the laws of Arkansas and a subsidiary of Fairfax Financial Holdings Limited, with the principal business being insurance and the principal business and principal office address located at 425 West Capitol Avenue, Suite 1800, Little Rock, Arkansas, USA, 72201-3525; (xvi) Allied World Assurance Company, AG, a corporation incorporated under the laws of Switzerland and a subsidiary of Fairfax Financial Holdings Limited, with the principal business being insurance and the principal business and principal office address located at Park Tower, 15th Floor, Gubelstrasse 24, 6300, Zug, Switzerland; (xvii) Allied World Assurance Company (Europe) dac, a corporation incorporated under the laws of Ireland and a subsidiary of Fairfax Financial Holdings Limited, with the principal business being insurance and the principal business and principal office address located at 3rd Floor, Georges Quay Plaza, Georges Quay, Dublin 2, Ireland; (xviii) Allied World Assurance Company (U.S.) Inc., a corporation incorporated under the laws of Delaware and a subsidiary of Fairfax Financial Holdings Limited, with the principal business being insurance and the principal business and principal office address located at 251 Little Falls Drive, Wilmington, Delaware, USA, 19808; (xix) United States Fire Insurance Company, a corporation incorporated under the laws of Delaware and a wholly owned subsidiary of Fairfax Financial Holdings Limited, with the principal business being insurance and the principal business and principal office address located at 1209 Orange Street, Wilmington, Delaware, USA, 19801; (xx) Zenith Insurance Company, a corporation incorporated under the laws of California and a wholly owned subsidiary of Fairfax Financial Holdings Limited, with the principal business being workers’ compensation insurance and the principal business and principal office address located at 21255 Califa Street, Woodland Hills, California, USA, 91367-5021; (xxi) Brit Reinsurance (Bermuda) Limited, a corporation incorporated under the laws of Bermuda and a subsidiary of Fairfax Financial Holdings Limited, with the principal business being reinsurance and the principal business and principal office address located at Clarendon House, 2 Church Street, Hamilton, Bermuda, HM 11; (xxii) Brit UW Limited, a corporation incorporated under the laws of England and Wales, with the principal business being Lloyd’s Corporate Member and the principal business address and principal office address located at The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB; (xxiii) TIG Insurance Company, a corporation incorporated under the laws of California and a wholly owned subsidiary of Fairfax Financial Holdings Limited, with the principal business being property and casualty insurance and the principal business and principal office address located at 250 Commercial Street, Suite 5000, Manchester, New Hampshire, USA, 03101; (xxiv) Connemara Reinsurance Company Ltd., a company incorporated under the laws of Barbados and a wholly owned subsidiary of Fairfax, with the principal business being reinsurance and the principal business and principal office address located at #12 Pine Commercial, The Pine, St. Michael, Barbados, BB11103; (xxv) CRC Reinsurance Limited, a corporation incorporated under the laws of the Barbados and a wholly owned subsidiary of Fairfax, with the principal business being reinsurance and the principal business address and principal office address located at #12 Pine Commercial, The Pine, St Michael, Barbados, BB11103; (xxvi) The North River Insurance Company, a corporation incorporated under the laws of New Jersey and a wholly owned subsidiary of Fairfax Financial Holdings Limited, with the principal business being insurance and the principal business and principal office address located at 305 Madison Avenue, Morristown, New Jersey,

USA, 07962; and (xxvii) Hudson Excess Insurance Company, a corporation incorporated under the laws of Delaware and a subsidiary of Fairfax Financial Holdings Limited, with the principal business being a surplus lines insurer and the principal business and principal office address located at 100 William Street, 5th Floor, New York, New York, USA, 10038.

The name and material occupation, position, office or employment of the officers and directors of Fairfax Financial Holdings Limited are listed below.

Name:	Title:	Citizenship
Benjamin P. Watsa	Director	Canada
Bradley P. Martin	Vice President, Strategic Investments	Canada
Brandon W. Sweitzer	Director	United States
Bryan C. Bailey	Vice President, Tax	Canada
Christine N. McLean	Director	Canada
David L. Johnston	Director	Canada
Eric P. Salsberg	Vice President, Corporate Affairs and Corporate Secretary	Canada
Jean Cloutier	Vice President, International Operations	Canada
Jennifer J. S. Allen	Vice President and Chief Financial Officer	Canada
John C. Varnell	Vice President, Corporate Development	Canada
Karen L. Jurjevich	Director	Canada
Lauren C. Templeton	Director	United States
Michael A. Wallace	Vice President, Insurance Operations	Canada
Olivier E. Quesnel	Vice President and Chief Actuary	Canada
Peter S. Clarke	President and Chief Operating Officer	Canada
R. William McFarland	Director	Canada
Robert J. Gunn	Director	Canada
Timothy R. Price	Director	Canada
V. Prem Watsa	Chairman and Chief Executive Officer	Canada
Vinodh A. Loganadhan	Vice President, Administrative Services	Canada
William C. Weldon	Director	United States

Benjamin P. Watsa has been a member of the Board of Directors at Fairfax Financial Holdings Limited since April 2015. Mr. Watsa is the Chief Executive Officer of Marval Capital Ltd. and a sub-advisor to Lissom Investment Management Inc. The address of Marval Capital Ltd. and Lissom Investment Management Inc. is 77 King Street West, Suite 4545, Toronto, Ontario, M5K 1K2, Canada. From September 2006 to October 2017, Mr. Watsa was a Partner and Portfolio Manager at Lissom Investment Management Inc. Mr. Watsa is a director of the publicly traded subsidiary of Fairfax Financial Holdings Limited, Fairfax India Holdings Corporation.

Bradley P. Martin has been the Vice President, Strategic Investments at Fairfax Financial Holdings Limited since March 2012.

Brandon W. Sweitzer has been a member of the Board of Directors at Fairfax Financial Holdings Limited since April 2004. Mr. Sweitzer has been the Dean of the Maurice R. Greenberg School of Risk Management, Insurance and Actuarial Science at St. John’s University, located at 8000 Utopia Parkway, Queens, NY 11439, since July 2011. Mr. Sweitzer is a member of the Compensation and Governance and Nominating Committees at Fairfax Financial Holdings Limited.

Bryan C. Bailey has been the Vice President, Tax at Fairfax Financial Holdings Limited since March 2022.

Christine N. McLean has been a member of the Board of Directors at Fairfax Financial Holdings Limited since April 2018. From January 2018 to June 2020, Ms. McLean held the position of Director of Research at Sprucegrove Investment Management Ltd., a private investment advisor that provides discretionary investment management services to institutional investors located at 181 University Avenue, Suite 1300, Toronto, Ontario M5H 3M7, Canada. From February 2004 to December 2017, Ms. McLean was an Investment Analyst, specializing in global equities, at Sprucegrove Investment Management Ltd.

The Rt. Hon. David L. Johnston has been a member of the Board of Directors at Fairfax Financial Holdings Limited since October 2020. Mr. Johnston has held a number of distinguished management and leadership positions in academia and government, including acting as the 28th Governor General of Canada from October 2010 to October 2017.

Eric P. Salsberg has been the Vice President, Corporate Affairs at Fairfax Financial Holdings Limited since January 1989 and its Corporate Secretary since April 2012. Mr. Salsberg also serves as Secretary at The Second 810 Holdco Ltd. and as a Director at The Sixty Three Foundation.

Jean Cloutier has been the Vice President, International Operations at Fairfax Financial Holdings Limited since May 2010. Mr. Cloutier also serves as Chairman and Director at Odyssey Reinsurance (Barbados) Ltd. and as a Director at Fairfax (Barbados) International Corp., Wentworth Insurance Company Ltd., Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited.

Jennifer J. S. Allen has been the Vice President and Chief Financial Officer at Fairfax Financial Holdings Limited since August 2019. Ms. Allen has been the Chief Financial Officer and Treasurer at Hamblin Watsa Investment Counsel Ltd. since February 2020. Hamblin Watsa Investment Counsel Ltd., a wholly owned subsidiary of Fairfax Financial Holdings, provides global investment management services solely to the insurance and reinsurance subsidiaries of Financial Holdings Limited and is located at 95 Wellington Street West, Suite 802, Toronto, Ontario M5J 2N7, Canada. Ms. Allen has been the Vice President at Fairfax India Holdings Corporation since August 2019. The address of Fairfax India Holdings Corporation is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7, Canada. Ms. Allen was Vice President at Fairfax Financial Holdings Limited from April 2018 to August 2019. She was Vice President at Helios Fairfax Partners Corporation (formerly Fairfax Africa Holdings Corporation) from August 2019 to December 2020 and its Chief Financial Officer from August 2018 to August 2019. The address of Helios Fairfax Partners Corporation is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7, Canada. Ms. Allen was Chief Financial Officer at Fairfax India Holdings Corporation from August 2016 to August 2019. She also serves as a Director at Odyssey Group Holdings, Inc.

John C. Varnell has been the Vice President, Corporate Development at Fairfax Financial Holdings Limited since August 2012. Mr. Varnell has been the Vice President, Corporate Affairs at Fairfax India Holdings Corporation since August 2016. Mr. Varnell was Interim Chief Financial Officer at Fairfax Financial Holdings Limited from May to August 2019.

Karen L. Jurjevich has been a member of the Board of Directors at Fairfax Financial Holdings Limited since April 2017. Since July 1998, Ms. Jurjevich has been Principal of Branksome Hall, a leading private International Baccalaureate (IB) World School for girls. Ms. Jurjevich is also the Chief Executive Officer of Branksome Hall Global. The address of Branksome Hall is 10 Elm Ave, Toronto, Ontario M4W 1N4, Canada.

Lauren C. Templeton has been a member of the Board of Directors at Fairfax Financial Holdings Limited since April 2017. Ms. Templeton is Founder and President of Templeton and Phillips Capital Management, LLC, a registered investment advisory firm located at 810 Scenic Hwy, Lookout Mountain, TN 37350. Ms. Templeton is a member of the Audit Committee at Fairfax Financial Holdings Limited and has been a director of Fairfax India Holdings Corporation since August 2018.

Michael A. Wallace has been the Vice President, Insurance Operations at Fairfax Financial Holdings Limited since July 2020. Mr. Wallace was President of Insurance, Pethealth Inc. from June 2015 to July 2020.

Olivier E. Quesnel has been the Vice President and Chief Actuary at Fairfax Financial Holdings Limited since July 2020. Mr. Quesnel was Chief Actuary at Fairfax Financial Holdings Limited from January 2019 to June 2020, its Associate Vice President, Corporate Actuary from May 2017 to January 2019, and its Director, Actuarial from August 2013 to May 2017.

Peter S. Clarke has been the President and Chief Operating Officer at Fairfax Financial Holdings Limited since February 2022. Mr. Clarke is Senior Managing Director and Chief Risk Officer at Hamblin Watsa Investment Counsel Ltd. Mr. Clarke was Vice President and Chief Operating Officer at Fairfax Financial Holdings Limited from February 2019 to February 2022 and its Vice President and Chief Risk Officer from December 2006 to February 2019. Mr. Clarke was Vice President and Chief Risk Officer at Hamblin Watsa Investment Counsel Ltd. from March 2018 to September 2019. He also serves as a director of Odyssey Group Holdings, Inc.

R. William McFarland is the Lead director of Fairfax Financial Holdings Limited. Mr. McFarland has been a member of the Board of Directors at Fairfax Financial Holdings Limited since July 2019. From July 2011 to June 2018, Mr. McFarland was the Chief Executive Officer and Senior Partner of PricewaterhouseCoopers LLP (Canada) located at 18 York Street, Suite 2600, Toronto, Ontario M5J 0B2, Canada. Mr. McFarland is the Chair of the Audit Committee at Fairfax Financial Holdings Limited.

Robert J. Gunn has been a member of the Board of Directors at Fairfax Financial Holdings Limited since April 2007. Mr. Gunn is an independent business consultant and corporate director. Mr. Gunn is the Chairman of the Board of Directors of Fairfax Financial Holdings Limited’s subsidiary, Northbridge Financial Corporation, and served as its Vice Chairman of the Board of Directors from 2004 to 2014. The address of Northbridge Financial Corporation is 105 Adelaide Street West, 7th Floor, Toronto, Ontario M5H 1P9, Canada. Mr. Gunn is a member of the Audit and Compensation Committees at Fairfax Financial Holdings Limited.

Timothy R. Price has been a member of the Board of Directors at Fairfax Financial Holdings Limited since April 2010. Since 1997, Mr. Price has been the Chairman of Brookfield Funds, a division of Brookfield Asset Management Inc., located at 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada. Mr. Price is a member of the Audit and Governance and Nominating Committees at Fairfax Financial Holdings Limited.

V. Prem Watsa has been the Chairman of the Board of Directors and Chief Executive Officer at Fairfax Financial Holdings Limited since September 1985. He is currently the Vice Chairman of Hamblin Watsa Investment Counsel Ltd. and was its Vice President from July 1984 to September 2019. Mr. Watsa is the founder and Chairman of Fairfax India Holdings Corporation. From December 2016 to March 2021, he was Chairman at Helios Fairfax Partners Corporation (formerly Fairfax Africa Holdings Corporation). Mr. Watsa also serves as President and Director at The Second 810 Holdco Ltd. and as a Director at The Sixty Three Foundation.

Vinodh A. Loganadhan has been the Vice President, Administrative Services at Fairfax Financial Holdings Limited since April 2013.

William C. Weldon has been a member of the Board of Directors at Fairfax Financial Holdings Limited since April 2020. Mr. Weldon has been a member of the Board of Directors of CVS Health Corporation from March 2013. The corporate headquarters of CVS Health Corporation is One CVS Drive, Woonsocket, Rhode Island 02895. Mr. Weldon was a Consultant at Fairfax Financial Holdings Limited from November 2014 to February 2019.

The name and material occupation, position, office or employment of the officers and directors of The Second 810 Holdco Ltd. are listed below.

Name:	Title:	Citizenship
Eric P. Salsberg	Secretary	Canada
V. Prem Watsa	President and Director	Canada

Eric P. Salsberg has been the Vice President, Corporate Affairs at Fairfax Financial Holdings Limited since January 1989 and its Corporate Secretary since April 2012. Mr. Salsberg also serves as Secretary at The Second 810 Holdco Ltd. and as a Director at The Sixty Three Foundation.

V. Prem Watsa has been the Chairman of the Board of Directors and Chief Executive Officer at Fairfax Financial Holdings Limited since September 1985. He is currently the Vice Chairman of Hamblin Watsa Investment Counsel Ltd. and was its Vice President from July 1984 to September 2019. Mr. Watsa is the founder and Chairman of Fairfax India Holdings Corporation. From December 2016 to March 2021, he was Chairman at Helios Fairfax Partners Corporation (formerly Fairfax Africa Holdings Corporation). Mr. Watsa also serves as President and Director at The Second 810 Holdco Ltd. and as a Director at The Sixty Three Foundation.

The name and material occupation, position, office or employment of the officers and directors of Fairfax (Barbados) International Corp. are listed below.

Name:	Title:	Citizenship
Alistair Dent	Director	United Kingdom
Janice Burke	Managing Director	United States
Jean Cloutier	Director	Canada
Lisl Lewis	Director	Barbados
Niall Tully	Vice President and Chief Financial Officer	Ireland
Paul Mulvin	Vice President	Ireland
Simon P.G. Lee	Director	United Kingdom
William P. Douglas	Director	Barbados

Alistair Dent has been a Director of Wentworth Insurance Company Ltd. since July 2016. Mr. Dent has been Managing Director at ORION Consulting Inc. since 2016. ORION Consulting inc. is located at Suite 2, Radley Court, Lower Collymore Rock, St. Michael, Barbados. Mr. Dent also serves as a Director at Fairfax (Barbados) International Corp, Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited.

Janice Burke is Managing Director of Fairfax (Barbados) International Corp. and CRC Reinsurance Limited. Ms. Burke also serves as a Director at Odyssey Reinsurance (Barbados) Ltd. and Connemara Reinsurance Company Ltd. Ms. Burke has been Managing Director at Wentworth Insurance Company Ltd. since January 2022. She was Vice President & General Manager at Wentworth Insurance Company Ltd. from November 2012 to December 2021.

Jean Cloutier has been the Vice President, International Operations at Fairfax Financial Holdings Limited since May 2010. Mr. Cloutier also serves as Chairman and Director at Odyssey Reinsurance (Barbados) Ltd. and as a Director at Fairfax (Barbados) International Corp., Wentworth Insurance Company Ltd., Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited.

Lisl Lewis is a Director of Fairfax (Barbados) International Corp, Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited. Ms. Lewis has also served as a Director at Wentworth Insurance Company Ltd. since September 2011.

Niall Tully is the Vice President and Chief Financial Officer of Fairfax (Barbados) International Corp, Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited. Mr. Tully has been Vice President and Chief Financial Officer at ffh Management Services since January 2015. ffh Management Services is a Private Company Limited by Shares registered in Ireland and is regulated by the Central Bank of Ireland, with the registered address located at First Floor, 25-28 Adelaide Road, Dublin 2, Ireland.

Paul Mulvin is Vice President of Fairfax (Barbados) International Corp, Wentworth Insurance Company Ltd., Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited. Mr. Mulvin has been Vice President at ffh Management Services since December 2013.

Simon P.G. Lee is a Director of Fairfax (Barbados) International Corp. Mr. Lee has been a director of Wentworth Insurance Company Ltd. since July 2016.

William P. Douglas is a Director of Fairfax (Barbados) International Corp., Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited. Mr. Douglas has been a director of Wentworth Insurance Company Ltd. since January 2008.

The name and material occupation, position, office or employment of the officers and directors of Wentworth Insurance Company Ltd. are listed below.

Name:	Title:	Citizenship
Alistair Dent	Director	United Kingdom
Janice Burke	Managing Director	United States
Jean Cloutier	Director	Canada
Lisl Lewis	Director	Barbados
Niall Tully	Vice President and Chief Financial Officer	Ireland
Paul Mulvin	Vice President	Ireland
Sammy S.Y. Chan	Vice President	Canada
William P. Douglas	Director	Barbados

Alistair Dent has been a Director of Wentworth Insurance Company Ltd. since July 2016. Mr. Dent has been a Managing Director at ORION Consulting Inc. since 2016. Mr. Dent also serves as a director of Fairfax (Barbados) International Corp, Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited.

Janice Burke is Managing Director of Fairfax (Barbados) International Corp. and CRC Reinsurance Limited. Ms. Burke also serves as a Director at Odyssey Reinsurance (Barbados) Ltd. and Connemara Reinsurance Company Ltd. Ms. Burke has been Managing Director at Wentworth Insurance Company Ltd. since January 2022. She was Vice President & General Manager at Wentworth Insurance Company Ltd. from November 2012 to December 2021.

Jean Cloutier has been the Vice President, International Operations at Fairfax Financial Holdings Limited since May 2010. Mr. Cloutier also serves as Chairman and Director at Odyssey Reinsurance (Barbados) Ltd. and as a Director at Fairfax (Barbados) International Corp., Wentworth Insurance Company Ltd., Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited.

Lisl Lewis is a Director of Fairfax (Barbados) International Corp, Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited. Ms. Lewis has also been a Director at Wentworth Insurance Company Ltd. since September 2011.

Niall Tully is the Vice President and Chief Financial Officer of Fairfax (Barbados) International Corp, Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited. Mr. Tully has been Vice President and Chief Financial Officer at ffh Management Services since January 2015.

Paul Mulvin is Vice President of Fairfax (Barbados) International Corp, Wentworth Insurance Company Ltd., Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited. Mr. Mulvin has been Vice President at ffh Management Services since December 2013.

Sammy S.Y. Chan is Vice President of Wentworth Insurance Company Ltd. and CRC Reinsurance Limited. Mr. Chan has been Vice President of Fairfax Asia Limited since January 2011. Fairfax Asia Limited is located at 41/F Hopewell Centre, 183 Queen’s Road East, Room 411, Wanchai, Hong Kong SAR.

William P. Douglas is a Director of Fairfax (Barbados) International Corp., Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited. Mr. Douglas has been a Director of Wentworth Insurance Company Ltd. since January 2008.

The name and material occupation, position, office or employment of the officers and directors of The Sixty Three Foundation are listed below. The Sixty Three Foundation has no officers.

Name:	Title:	Citizenship
Roger D. Lace	Director	Canada
Eric P. Salsberg	Director	Canada
V. Prem Watsa	Director	Canada

Mr. Lace has been the Chairman of Hamblin Watsa Investment Counsel Ltd. since May 2018. Prior to that, Mr. Lace was Director and President, Managing Director, North American Equities at Hamblin Watsa Investment Counsel Ltd. Mr. Lace also serves as a Director at The Sixty Three Foundation.

Eric P. Salsberg has been the Vice President, Corporate Affairs at Fiarfax Financial Holdings Limited since January 1989 and its Corporate Secretary since April 2012. Mr. Salsberg also serves as Secretary at The Second 810 Holdco Ltd. and as a Director at The Sixty Three Foundation.

V. Prem Watsa has been the Chairman of the Board of Directors and Chief Executive Officer at Fairfax Financial Holdings Limited since September 1985. He is currently the Vice Chairman of Hamblin Watsa Investment Counsel Ltd. and was its Vice President from July 1984 to September 2019. Mr. Watsa is the founder and Chairman of Fairfax India Holdings Corporation. From December 2016 to March 2021, he was Chairman at Helios Fairfax Partners Corporation (formerly Fairfax Africa Holdings Corporation). Mr. Watsa also serves as President and Director at The Second 810 Holdco Ltd. and as a Director at The Sixty Three Foundation.

The name and material occupation, position, office or employment of the officers and directors of Odyssey Group Holdings, Inc. are listed below.

Name:	Title:	Citizenship
Andrew A. Barnard	Chairman of the Board	United States
Brandon W. Sweitzer	Director	United States
Brian D. Young	President, Chief Executive Officer and Director	United States
Elizabeth A. Sander	Executive Vice President and Chief Actuary	United States
Jan Christiansen	Executive Vice President and Chief Financial Officer	Denmark
Jennifer J. S. Allen	Director	Canada
Peter S. Clarke	Director	Canada
Peter H. Lovell	Executive Vice President, General Counsel and Corporate Secretary	United States

Andrew A. Barnard is Chairman of the Board at Odyssey Group Holdings, Inc. Since June 2014, Mr. Barnard has been President and Chief Operating Officer of Fairfax Insurance Group, located at 100 William Street, 5th Floor, New York, New York 10038.

Brandon W. Sweitzer is a Director of Odyssey Group Holdings, Inc. Mr. Sweitzer has been a member of the Board of Directors at Fairfax Financial Holdings Limited since April 2004. Mr. Sweitzer has been the Dean of the Maurice R. Greenberg School of Risk Management, Insurance and Actuarial Science at St. John’s University since July 2011. Mr. Sweitzer is a member of the Compensation and Governance and Nominating Committees at Fairfax Financial Holdings Limited.

Brian D. Young has been President, Chief Executive Officer and Director at Odyssey Group Holdings, Inc. since April 2011. Mr. Young also serves as Chairman, President and Chief Executive Officer at Odyssey Reinsurance Company.

Elizabeth A. Sander has been Executive Vice President and Chief Actuary at Odyssey Group Holdings, Inc. since March 2017. Ms. Sander also serves Executive Vice President, Chief Actuary and Director at Odyssey

Reinsurance Company, Hudson Insurance Company, Hilltop Specialty Insurance Company and Hudson Excess Insurance Company.

Jan Christiansen has been Executive Vice President and Chief Financial Officer at Odyssey Group Holdings, Inc. since April 2010. Mr. Christiansen also serves as Executive Vice President and Director at Odyssey Reinsurance Company, Hudson Insurance Company, Hilltop Specialty Insurance Company and Hudson Excess Insurance Company. He is also a Non-Executive Director at Newline Corporate Name Limited.

Jennifer J. S. Allen has been the Vice President and Chief Financial Officer at Fairfax Financial Holdings Limited since August 2019. Ms. Allen has been the Chief Financial Officer and Treasurer at Hamblin Watsa Investment Counsel Ltd. since February 2020. She has been the Vice President at Fairfax India Holdings Corporation since August 2019. Ms. Allen was Vice President at Fairfax Financial Holdings Limited from April 2018 to August 2019. She was Vice President at Helios Fairfax Partners Corporation (formerly Fairfax Africa Holdings Corporation) from August 2019 to December 2020 and its Chief Financial Officer from August 2018 to August 2019. Ms. Allen was Chief Financial Officer at Fairfax India Holdings Corporation from August 2016 to August 2019. She also serves as a Director of Odyssey Group Holdings, Inc.

Peter S. Clarke has been the President and Chief Operating Officer at Fairfax Financial Holdings Limited since February 2022. Mr. Clarke is Senior Managing Director and Chief Risk Officer at Hamblin Watsa Investment Counsel Ltd. Mr. Clarke was Vice President and Chief Operating Officer at Fairfax Financial Holdings Limited from February 2019 to February 2022 and its Vice President and Chief Risk Officer from December 2006 to February 2019. Mr. Clarke was Vice President and Chief Risk Officer at Hamblin Watsa Investment Counsel Ltd. from March 2018 to September 2019. He also serves as a Director of Odyssey Group Holdings, Inc.

Peter H. Lovell is Executive Vice President, General Counsel and Corporate Secretary at Odyssey Group Holdings, Inc. and Odyssey Reinsurance Company. Mr. Lovell also serves as Executive Vice President and Director at Hilltop Specialty Insurance Company.

The name and material occupation, position, office or employment of the officers and directors of Odyssey Reinsurance Company are listed below.

Name:	Title:	Citizenship
Alane R. Carey	Executive Vice President	United States
Brian D. Quinn	Executive Vice President	United States
Brian D. Young	Chairman, President and Chief Executive Officer	United States
Carl A. Overy	Executive Vice President	United Kingdom
Elizabeth A. Sander	Executive Vice President, Chief Actuary and Director	United States
Isabelle Dubots-Lafitte	Executive Vice President	United States
Jan Christiansen	Executive Vice President and Director	Denmark
Joseph A. Guardo	Executive Vice President	United States
Lucien Pietropoli	Executive Vice President	France
Peter H. Lovell	Executive Vice President, General Counsel and Corporate Secretary	United States
Philippe Mallier	Executive Vice President	France

Alane R. Carey has been Executive Vice President and Global Marketing Director at Odyssey Reinsurance Company since February 2008. Mr. Carey also serves as Executive Vice President at Hilltop Specialty Insurance Company and Hudson Insurance Company and Non-Executive Director and Chairman of the Board of Directors at Newline Corporate Name Limited.

Brian D. Quinn has been Executive Vice President at Odyssey Reinsurance Company since November 2000.

Brian D. Young has been President, Chief Executive Officer and Director at Odyssey Group Holdings, Inc. since March 2011. Mr. Young also serves as Chairman, President and Chief Executive Officer at Odyssey Reinsurance Company.

Carl A. Overy is Executive Vice President at Odyssey Reinsurance Company. Mr. Overy has been Chief Executive Officer, London Market Division at Newline Underwriting Management Limited, located at 1 Fen Court, London, England, EC3M 5BN, since May 2009.

Elizabeth A. Sander has been Executive Vice President and Chief Actuary at Odyssey Group Holdings, Inc. since March 2017. Ms. Sander also serves Executive Vice President, Chief Actuary and Director at Odyssey Reinsurance Company, Hudson Insurance Company, Hilltop Specialty Insurance Company and Hudson Excess Insurance Company.

Isabelle Dubots-Lafitte is Executive Vice President at Odyssey Reinsurance Company. Since 2010, Ms. Dubots-Lafitte has been Chief Executive Officer, EMEA at Odyssey Reinsurance Company, 14 Rue Du 4 Septembre, 75002 Paris France.

Jan Christiansen has been Executive Vice President and Chief Financial Officer at Odyssey Group Holdings, Inc. since April 2010. Mr. Christiansen also serves as Executive Vice President and Director at Odyssey Reinsurance Company, Hudson Insurance Company, Hilltop Specialty Insurance Company and Hudson Excess Insurance Company. He is also a Non-Executive Director at Newline Corporate Name Limited.

Joseph A. Guardo has been Executive Vice President at Odyssey Reinsurance Company since January 2003.

Lucien Pietropoli is Executive Vice President at Odyssey Reinsurance Company. Mr. Pietropoli also serves as Chief Executive Officer, Asia Pacific of Odyssey Reinsurance Company, located at 1 Finlayson Green #17-00, Singapore 049246.

Peter H. Lovell is Executive Vice President, General Counsel and Corporate Secretary at Odyssey Group Holdings, Inc. and Odyssey Reinsurance Company. Mr. Lovell also serves as Executive Vice President and Director at Hilltop Specialty Insurance Company.

Philippe Mallier is Executive Vice President at Odyssey Reinsurance Company.

The name and material occupation, position, office or employment of the officers and directors of Odyssey Reinsurance (Barbados) Ltd. are listed below.

Name:	Title:	Citizenship
Janice Burke	Director	United States
Jean Cloutier	Chairman and Director	Canada

Janice Burke is Managing Director of Fairfax (Barbados) International Corp. and CRC Reinsurance Limited. Ms. Burke also serves as a Director at Odyssey Reinsurance (Barbados) Ltd. and Connemara Reinsurance Company Ltd. Ms. Burke has been Managing Director at Wentworth Insurance Company Ltd. since January 2022. She was Vice President & General Manager at Wentworth Insurance Company Ltd. from November 2012 to December 2021.

Jean Cloutier has been the Vice President, International Operations at Fairfax Financial Holdings Limited since May 2010. Mr. Cloutier also serves as Chairman and Director at Odyssey Reinsurance (Barbados) Ltd. and as a Director at Fairfax (Barbados) International Corp., Wentworth Insurance Company Ltd., Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited.

The name and material occupation, position, office or employment of the officers and directors of Newline Corporate Name Limited are listed below.

Name:	Title:	Citizenship
Alane R. Carey	Non-Executive Director and Chairman of the Board of Directors	United States
Henry J. L. Withinshaw	Director and Company Secretary	United Kingdom
Jan Christiansen	Non-Executive Director	Denmark
Sonny Kapur	Director	United Kingdom

Alane R. Carey has been Executive Vice President and Global Marketing Director at Odyssey Reinsurance Company since February 2008. Mr. Carey also serves as Executive Vice President at Hilltop Specialty Insurance Company and Hudson Insurance Company and Non-Executive Director and Chairman of the Board of Directors at Newline Corporate Name Limited.

Henry J. L. Withinshaw has been Director and Company Secretary at Newline Corporate Name Limited since October 2016. Mr. Withinshaw has been Chief Operating Officer at Newline Underwriting Management Limited, located at 1 Fen Court, London, England, EC3M 5BN, since January 2016.

Jan Christiansen has been Executive Vice President and Chief Financial Officer at Odyssey Group Holdings, Inc. since April 2010. Mr. Christiansen also serves as Executive Vice President and Director at Odyssey Reinsurance Company, Hudson Insurance Company, Hilltop Specialty Insurance Company and Hudson Excess Insurance Company. He is also a Non-Executive Director at Newline Corporate Name Limited.

Sonny Kapur is a Director at Newline Corporate Name Limited. Mr. Kapur has been the Chief Financial Officer of Newline Underwriting Management Limited since November 2009.

The name and material occupation, position, office or employment of the officers and directors of Hudson Insurance Company are listed below.

Name:	Title:	Citizenship
Alane R. Carey	Executive Vice President	United States
Christopher L. Gallagher	Chief Executive Officer, President, and Chairman of the Board of Directors	United States
Elizabeth A. Sander	Executive Vice President, Chief Actuary and Director	United States
Jan Christiansen	Director and Executive Vice President	Denmark
Michael P. Cifone	Senior Vice President, Senior Operations Officer and Director	United States
Rory A. Rose	Senior Vice President and Chief Financial Officer	United States
Margaret M.C. Killeen	Senior Vice President, Chief Claims Officer, and Director	United States
Leslie Shore	Senior Vice President, Chief Actuary and Director	United States
Jean-Raymond Kingsley	Director	Canada

Alane R. Carey has been Executive Vice President and Global Marketing Director at Odyssey Reinsurance Company since February 2008. Mr. Carey also serves as Executive Vice President at Hilltop Specialty Insurance Company and Hudson Insurance Company and Non-Executive Director and Chairman of the Board of Directors at Newline Corporate Name Limited.

Christopher L. Gallagher is Chief Executive Officer, President, and Chairman of the Board of Directors at Hilltop Specialty Insurance Company, Hudson Insurance Company and Hudson Excess Insurance Company. Mr. Gallagher has served as President at Hudson Insurance Company since March 2009 and as its Chief Executive Officer and Chairman of the Board of Directors since October 2018.

Elizabeth A. Sander has been Executive Vice President and Chief Actuary at Odyssey Group Holdings, Inc. since March 2017. Ms. Sander also serves Executive Vice President, Chief Actuary and Director at Odyssey Reinsurance Company, Hudson Insurance Company, Hilltop Specialty Insurance Company and Hudson Excess Insurance Company.

Jan Christiansen has been Executive Vice President and Chief Financial Officer at Odyssey Group Holdings, Inc. since April 2010. Mr. Christiansen also serves as Executive Vice President and Director at Odyssey Reinsurance Company, Hudson Insurance Company, Hilltop Specialty Insurance Company and Hudson Excess Insurance Company. He is also a Non-Executive Director at Newline Corporate Name Limited.

Michael P. Cifone has been Senior Vice President, Senior Operations Officer and Director at Hudson Insurance Company since November 2019. Mr. Cifone has also served as Senior Vice President and Director at Hilltop Specialty Insurance Company since November 2019.

Rory A. Rose has been Senior Vice President and Chief Financial Officer at Hudson Insurance Company since July 2022. Mr. Rose also serves as a Director of Hilltop Specialty Insurance Company.

Margaret M.C. Killeen has been Senior Vice President at Hudson Insurance Company since September 2012. Ms. Killeen also serves as Chief Claims Officer at Hudson Insurance Company and as Senior Vice President and Director at Hilltop Specialty Insurance Company.

Leslie Shore has been Senior Vice President and Chief Actuary at Hudson Insurance Company since July 2013 and has served as its Director since April 2022. Ms. Shore also serves as Senior Vice President and Director at Hilltop Specialty Insurance Company.

Jean-Raymond Kingsley is a Director of Hudson Insurance Company. Mr. Kingsley also serves as Senior Vice President and Chief Agent for the Canadian operation of Odyssey Reinsurance Company.

The name and material occupation, position, office or employment of the officers and directors of Hilltop Specialty Insurance Company are listed below.

Name:	Title:	Citizenship
Alane R. Carey	Executive Vice President	United States
Christopher L. Gallagher	Chief Executive Officer, President, and Chairman of the Board of Directors	United States
Elizabeth A. Sander	Executive Vice President, Chief Actuary and Director	United States
Jan Christiansen	Director and Executive Vice President	Denmark
Peter H. Lovell	Executive Vice President and Director	United States
Michael P. Cifone	Senior Vice President and Director	United States
Margaret M.C. Killeen	Senior Vice President and Director	United States
Leslie Shore	Senior Vice President and Director	United States
Rory A. Rose	Director	United States

Alane R. Carey has been Executive Vice President and Global Marketing Director at Odyssey Reinsurance Company since February 2008. Mr. Carey also serves as Executive Vice President at Hilltop Specialty Insurance Company and Hudson Insurance Company and Non-Executive Director and Chairman of the Board of Directors at Newline Corporate Name Limited.

Christopher L. Gallagher is Chief Executive Officer, President, and Chairman of the Board of Directors at Hilltop Specialty Insurance Company, Hudson Insurance Company and Hudson Excess Insurance Company. Mr. Gallagher has served as President at Hudson Insurance Company since March 2009 and as its Chief Executive Officer and Chairman of the Board of Directors since October 2018.

Elizabeth A. Sander has been Executive Vice President and Chief Actuary at Odyssey Group Holdings, Inc. since March 2017. Ms. Sander also serves Executive Vice President, Chief Actuary and Director at Odyssey Reinsurance Company, Hudson Insurance Company, Hilltop Specialty Insurance Company and Hudson Excess Insurance Company.

Jan Christiansen has been Executive Vice President and Chief Financial Officer at Odyssey Group Holdings, Inc. since April 2010. Mr. Christiansen also serves as Executive Vice President and Director at Odyssey Reinsurance Company, Hudson Insurance Company, Hilltop Specialty Insurance Company and Hudson Excess Insurance Company. He is also a Non-Executive Director at Newline Corporate Name Limited.

Peter H. Lovell is Executive Vice President, General Counsel and Corporate Secretary at Odyssey Group Holdings, Inc. and Odyssey Reinsurance Company. Mr. Lovell also serves as Executive Vice President and Director at Hilltop Specialty Insurance Company.

Michael P. Cifone has been Senior Vice President, Senior Operations Officer and Director at Hudson Insurance Company since November 2019. Mr. Cifone has also served as Senior Vice President and Director at Hilltop Specialty Insurance Company since November 2019.

Margaret M.C. Killeen has been Senior Vice President at Hudson Insurance Company since September 2012. Ms. Killeen also serves as Chief Claims Officer at Hudson Insurance Company and as Senior Vice President and Director at Hilltop Specialty Insurance Company.

Leslie Shore has been Senior Vice President and Chief Actuary at Hudson Insurance Company since July 2013 and has served as its Director since April 2022. Ms. Shore also serves as Senior Vice President and Director at Hilltop Specialty Insurance Company.

Rory A. Rose has been Senior Vice President and Chief Financial Officer at Hudson Insurance Company since July 2022. Mr. Rose also serves as a Director of Hilltop Specialty Insurance Company.

The name and material occupation, position, office or employment of the officers and directors of Allied World Assurance Company, Ltd are listed below.

Name:	Title:	Citizenship
Colm Singleton	Head of Bermuda Office; Executive Vice President, Head of Bermuda and Global Markets Claims Group	Bermuda
John Bender	Director	United States
Louis Iglesias	Director	United States
Michael McCrimmon	Director and Vice Chairman	Canada
Wesley Dupont	Director	United States

Colm Singleton is Head of Bermuda Office, Executive Vice President and Head of Bermuda and Global Markets Claims Group at Allied World Assurance Company, Ltd. Mr. Singleton has been Head of Bermuda Office, Executive Vice President and Head of Bermuda and Global Markets Claims Group at Allied World Assurance Company Holdings I, Ltd, located at 27 Richmond Road, Pembroke HM 08, Bermuda, since January 2019.

John Bender is a Director at Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Bender has been the CEO, Global Reinsurance at Allied World Assurance Company Holdings, Ltd, located at 199 Water Street, 26th Floor, New York, NY 10038, since December 2017. He also serves as Chief Executive Officer at Allied World Assurance Company, AG.

Louis Iglesias is a Director at Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Iglesias has been Chairman of the Board of Directors, President & Chief Executive Officer at Allied World Assurance Company Holdings, Ltd since August 2019. Mr. Iglesias served as CEO, Global Insurance at Allied World Assurance Company Holdings, GmbH, located at 199 Water Street, 26th Floor, New York, NY 10038 between December 2017 and August 2019.

Michael McCrimmon is Director and Vice Chairman at Allied World Assurance Company, Ltd. Mr. McCrimmon has been Director and Vice Chairman at Allied World Assurance Company Holdings I, Ltd since January 2019. He also served as President, North American Property & Bermuda Branch Manager at Allied World Assurance Company Holdings I, Ltd between March 2015 and January 2019.

Wesley Dupont is a Director at Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Dupont has been Chief Operating Officer at Allied World Assurance Company Holdings, Ltd since April 2020. He also serves as Managing Director at Allied World Assurance Company, AG.

The name and material occupation, position, office or employment of the officers and directors of Allied World Insurance Company are listed below.

Name:	Title:	Citizenship
Christian Gravier	President, North America Professional Lines	United States
John Bender	Director	United States
Joseph Cellura	President, North America Casualty	United States
Kevin Marine	President & Chief Underwriting Officer, Global Reinsurance	United States
Louis Iglesias	Director	United States
Robert Bowden	Executive Vice President, Global Insurance	United States
Wesley Dupont	Director	United States

Christian Gravier is President, North America Professional Lines at Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Gravier has been President, North America Professional Lines at Allied World Insurance Company since October 2020.

John Bender is a Director at Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Bender has been the CEO, Global Reinsurance at Allied World Assurance Company Holdings, Ltd, located at 199 Water Street, 26th Floor, New York, NY 10038, since December 2017. He also serves as Chief Executive Officer at Allied World Assurance Company, AG.

Joseph Cellura is a Director at Allied World Specialty Insurance Company. Mr. Cellura has been President, North America Casualty at Allied World Insurance Company since September 2015. He also serves as President, North America Casualty at Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc.

Kevin Marine has been President & Chief Underwriting Officer, Global Reinsurance at Allied World Insurance Company since July 2017.

Louis Iglesias is a Director at Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Iglesias has been Chairman of the Board of Directors, President & Chief

Executive Officer at Allied World Assurance Company Holdings, Ltd since August 2019. Mr. Iglesias served as CEO, Global Insurance at Allied World Assurance Company Holdings, GmbH between December 2017 and August 2019.

Robert Bowden has been Executive Vice President, Global Insurance at Allied World Insurance Company since June 2020. Mr. Bowden also serves Executive Vice President, Global Insurance at Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc.

Wesley Dupont is a Director at Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Dupont has been Chief Operating Officer at Allied World Assurance Company Holdings, Ltd since April 2020. He also serves as Managing Director at Allied World Assurance Company, AG.

The name and material occupation, position, office or employment of the officers and directors of Allied World Specialty Insurance Company are listed below.

Name:	Title:	Citizenship
Christian Gravier	President, North America Professional Lines	United States
John Bender	Director	United States
Joseph Cellura	President, North America Casualty	United States
Louis Iglesias	Director	United States
Robert Bowden	Executive Vice President, Global Insurance	United States
Wesley Dupont	Director	United States

Christian Gravier is President, North America Professional Lines at Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Gravier has been President, North America Professional Lines at Allied World Insurance Company since October 2020.

John Bender is a Director at Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Bender has been the CEO, Global Reinsurance at Allied World Assurance Company Holdings, Ltd, located at 199 Water Street, 26th Floor, New York, NY 10038, since December 2017. He also serves as Chief Executive Officer at Allied World Assurance Company, AG.

Joseph Cellura is a Director at Allied World Specialty Insurance Company. Mr. Cellura has been President, North America Casualty at Allied World Insurance Company since September 2015. He also serves as President, North America Casualty at Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc.

Louis Iglesias is a Director at Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Iglesias has been Chairman of the Board of Directors, President & Chief Executive Officer at Allied World Assurance Company Holdings, Ltd since August 2019. Mr. Iglesias served as CEO, Global Insurance at Allied World Assurance Company Holdings, GmbH between December 2017 and August 2019.

Robert Bowden has been Executive Vice President, Global Insurance at Allied World Insurance Company since June 2020. Mr. Bowden also serves Executive Vice President, Global Insurance at Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc.

Wesley Dupont is a Director at Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Dupont has been Chief Operating Officer at Allied World Assurance Company Holdings, Ltd since April 2020. He also serves as Managing Director at Allied World Assurance Company, AG.

The name and material occupation, position, office or employment of the officers and directors of Allied World Surplus Lines Insurance Company are listed below.

Name:	Title:	Citizenship
Christian Gravier	President, North America Professional Lines	United States
John Bender	Director	United States
Joseph Cellura	President, North America Casualty	United States
Louis Iglesias	Director	United States
Robert Bowden	Executive Vice President, Global Insurance	United States
Wesley Dupont	Director	United States

Christian Gravier is President, North America Professional Lines at Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Gravier has been President, North America Professional Lines at Allied World Insurance Company since October 2020.

John Bender is a Director at Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Bender has been the CEO, Global Reinsurance at Allied World Assurance Company Holdings, Ltd, located at 199 Water Street, 26th Floor, New York, NY 10038, since December 2017. He also serves as Chief Executive Officer at Allied World Assurance Company, AG.

Joseph Cellura is a Director at Allied World Specialty Insurance Company. Mr. Cellura has been President, North America Casualty at Allied World Insurance Company since September 2015. He also serves as President, North America Casualty at Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc.

Louis Iglesias is a Director at Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Iglesias has been Chairman of the Board of Directors, President & Chief Executive Officer at Allied World Assurance Company Holdings, Ltd since August 2019. Mr. Iglesias served as CEO, Global Insurance at Allied World Assurance Company Holdings, GmbH between December 2017 and August 2019.

Robert Bowden has been Executive Vice President, Global Insurance at Allied World Insurance Company since June 2020. Mr. Bowden also serves Executive Vice President, Global Insurance at Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc.

Wesley Dupont is a Director at Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Dupont has been Chief Operating Officer at Allied World Assurance Company Holdings, Ltd since April 2020. He also serves as Managing Director at Allied World Assurance Company, AG.

The name and material occupation, position, office or employment of the officers and directors of Allied World Assurance Company, AG are listed below.

Name:	Title:	Citizenship
John Bender	Chief Executive Officer	United States
Marie-Laure Queneuder	Managing Director	Switzerland
Martin Frey	Managing Director	Switzerland
Wesley Dupont	Managing Director	United States

John Bender is a Director at Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Bender has been the CEO, Global Reinsurance at Allied World Assurance Company Holdings, Ltd, located at 199 Water Street, 26th Floor, New York, NY 10038, since December 2017. He also serves as Chief Executive Officer at Allied World Assurance Company, AG.

Marie-Laure Queneuder has been Managing Director & Chief Underwriting Officer at Allied World Assurance Company, AG since July 2017.

Martin Frey is Managing Director at Allied World Assurance Company, AG. He has been a Senior Counsel at Baker & McKenzie Zurich, a law firm located at Holbeinstrasse 30, 8034 Zurich, Switzerland, since January 2021.

Wesley Dupont is a Director at Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Dupont has been Chief Operating Officer at Allied World Assurance Company Holdings, Ltd since April 2020. He also serves as Managing Director at Allied World Assurance Company, AG.

The name and material occupation, position, office or employment of the officers and directors of Allied World Assurance Company (Europe) dac are listed below.

Name:	Title:	Citizenship
Darren Jacobs	Chief Underwriting Officer, Global Markets Division	United Kingdom
Jim O’Mahoney	Director	Ireland
Lee Dwyer	Director and Managing Director	United Kingdom
Michael Stalley	Director	United Kingdom
Neil Macmillan	Director	United Kingdom
Peter Ford	Executive Vice President, Head of European Insurance Division	United States
Sean Hehir	Director	Ireland

Darren Jacobs is Chief Underwriting Officer, Global Markets Division at Allied World Assurance Company (Europe) dac. Mr. Jacobs has been Senior Vice President and Chief Underwriting Officer at Allied World Managing Agency Limited, located at 19th Floor, 20 Fenchurch Street, London EC3M 3BY, United Kingdom, since January 2020.

Jim O’Mahoney has been a Director of Allied World Assurance Company (Europe) dac since November 2016.

Lee Dwyer has been Director and Managing Director at Allied World Assurance Company (Europe) dac since May 2014.

Michael Stalley has been a Director of Allied World Assurance Company (Europe) dac since April 2021.

Neil Macmillan has been a Director of Allied World Assurance Company (Europe) dac since January 2015.

Peter Ford is Executive Vice President, Head of European Insurance Division at Allied World Assurance Company (Europe) dac. Mr. Ford has been Executive Vice President, Head of European Insurance Division at Allied World Managing Agency Limited since March 2021 and served as its Senior Vice President—Specialty Lines from June 2014 to March 2021.

Sean Hehir has been a Director of Allied World Assurance Company (Europe) dac since November 2016.

The name and material occupation, position, office or employment of the officers and directors of Allied World Assurance Company (U.S.) Inc. are listed below.

Name:	Title:	Citizenship
Christian Gravier	President, North America Professional Lines	United States
John Bender	Director	United States
Joseph Cellura	President, North America Casualty	United States
Louis Iglesias	Director	United States
Robert Bowden	Executive Vice President, Global Insurance	United States
Wesley Dupont	Director	United States

Christian Gravier is President, North America Professional Lines at Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Gravier has been President, North America Professional Lines at Allied World Insurance Company since October 2020.

John Bender is a Director at Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Bender has been the CEO, Global Reinsurance at Allied World Assurance Company Holdings, Ltd, located at 199 Water Street, 26th Floor, New York, NY 10038, since December 2017. He also serves as Chief Executive Officer at Allied World Assurance Company, AG.

Joseph Cellura is a Director at Allied World Specialty Insurance Company. Mr. Cellura has been President, North America Casualty at Allied World Insurance Company since September 2015. He also serves as President, North America Casualty at Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc.

Louis Iglesias is a Director at Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Iglesias has been Chairman of the Board of Directors, President & Chief Executive Officer at Allied World Assurance Company Holdings, Ltd since August 2019. Mr. Iglesias served as CEO, Global Insurance at Allied World Assurance Company Holdings, GmbH between December 2017 and August 2019.

Robert Bowden has been Executive Vice President, Global Insurance at Allied World Insurance Company since June 2020. Mr. Bowden also serves Executive Vice President, Global Insurance at Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc.

Wesley Dupont is a Director at Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc. Mr. Dupont has been Chief Operating Officer at Allied World Assurance Company Holdings, Ltd since April 2020. He also serves as Managing Director at Allied World Assurance Company, AG.

The name and material occupation, position, office or employment of the officers and directors of United States Fire Insurance Company are listed below.

Name:	Title:	Citizenship
Alejandro Morales	Senior Vice President and Director	United States
Arleen A. Paladino	Senior Vice President, Chief Financial Officer and Director	United States
Carmine Scaglione	Senior Vice President and Controller	United States
George R. French	Treasurer and Vice President	United States
Marc J. Adee	President, Chief Executive Officer, Chairman and Director	United States
Michael P. McTigue	Senior Vice President, General Counsel and Secretary	United States

Alejandro Morales has been Senior Vice President & Director at United States Fire Insurance Company since July 2020. Mr. Morales also serves as Senior Vice President & Director at The North River Insurance Company.

Arleen A. Paladino has been Executive Vice President, Chief Financial Officer, Treasure & Director at United States Fire Insurance Company since September 2017. Ms. Paladino also serves as Senior Vice President, Chief Financial Officer and Director at The North River Insurance Company.

Carmine Scaglione has been Senior Vice President and Controller at United States Fire Insurance Company since December 2008. Mr. Scaglione also serves as Senior Vice President and Controller at The North River Insurance Company.

George R. French has been Treasurer and Vice President at United States Fire Insurance Company since May 2007. Mr. French also serves as Treasurer and Vice President at The North River Insurance Company.

Marc J. Adee has been President, Chief Executive Officer, Chairman & Director at United States Fire Insurance Company since January 2015. Mr. Adee also serves as President, Chief Executive Officer, Chairman & Director at The North River Insurance Company.

Michael P. McTigue has been Senior Vice President, General Counsel and Secretary at United States Fire Insurance Company January 2021. Mr. McTigue also serves as Senior Vice President, General Counsel and Secretary at The North River Insurance Company.

The name and material occupation, position, office or employment of the officers and directors of Zenith Insurance Company are listed below.

Name:	Title:	Citizenship
Antonio Gaitan	Executive Vice President, Chief Financial Officer and Treasurer	United States
Chad J. Helin	Executive Vice President, General Counsel and Director	United States
Davidson M. Pattiz	President and Chief Operating Officer	United States
Eden M. Feder	Executive Vice President	United States
Jack D. Miller	Director	United States
Jason T. Clarke	Executive Vice President and Chief Actuary	United States
Kari L. Van Gundy	Chief Executive Officer, Chairperson of the Board and Director	United States
Michael F. Cunningham	Executive Vice President	United States
Paul R. Ramont	Executive Vice President	United States

Antonio Gaitan has been Executive Vice President, Chief Financial Officer and Treasurer at Zenith Insurance Company since May 2019.

Chad J. Helin has been Executive Vice President, General Counsel and Director at Zenith Insurance Company since August 2017.

Davidson M. Pattiz has been President and Chief Operating Officer at Zenith Insurance Company since January 2022.

Eden M. Feder has been Executive Vice President at Zenith Insurance Company since February 2017.

Jack D. Miller has been Director at Zenith Insurance Company since January 2022.

Jason T. Clarke has been Executive Vice President and Chief Actuary at Zenith Insurance Company since July 2011.

Kari L. Van Gundy has been Chief Executive Officer, Chairperson of the Board and Director at Zenith Insurance Company since January 2022.

Michael F. Cunningham has been Executive Vice President at Zenith Insurance Company since November 2014.

Paul R. Ramont is Executive Vice President at Zenith Insurance Company.

The name and material occupation, position, office or employment of the officers and directors of Brit Reinsurance (Bermuda) Limited are listed below.

Name:	Title:	Citizenship
Alan Waring	Independent Non-Executive Director	Ireland
Christopher Denton	Group Head of ILS and Capital Management and Chief Underwriting Officer	United Kingdom
Gavin Wilkinson	Chief Financial Officer	United Kingdom
Graham Pewter	Independent Non-Executive Director	United Kingdom
Karl Grieves	Finance and Operations Director	United Kingdom

Alan Waring has been an Independent Non-Executive Director at Brit Reinsurance (Bermuda) Limited since 2017.

Christopher Denton is Group Head of ILS and Capital Management and Chief Underwriting Officer at Brit Reinsurance (Bermuda) Limited.

Gavin Wilkinson has been Chief Financial Officer at Brit Reinsurance (Bermuda) Limited since May 2021. Mr. Wilkinson has been Group Chief Financial Officer at Brit Limited since May 2022.

Graham Pewter is an Independent Non-Executive Director at Brit Reinsurance (Bermuda) Limited.

Karl Grieves has been Finance and Operations Director at Brit Reinsurance (Bermuda) Limited since 2017.

The name and material occupation, position, office or employment of the officers and directors of Brit UW Limited are listed below.

Name:	Title:	Citizenship
Antony Usher	Financial Controller and Director	United Kingdom
Gavin Wilkinson	Chief Financial Officer and Director	United Kingdom
Stuart Dawes	Accountant and Director	United Kingdom
Brit Corporate Services Limited	Corporate Director	England and Wales

Antony Usher has been Director and Financial Controller at Brit UW Limited and Group Financial Controller at Brit Limited, located at The Leadenhall Building, 122 Leadenhall Street, London EC3V 4AB, since August 2002.

Gavin Wilkinson has been Director and Chief Financial Officer at Brit UW Limited and Group Chief Financial Officer at Brit Limited since May 2021.

Stuart Dawes has been Accountant and Director at Brit UW Limited and Head of Group Financial Performance at Brit Limited since November 2016.

Brit Corporate Services Limited is a Corporate Director at Brit UW Limited. Brit Corporate Services Limited is located at The Leadenhall Building, 122 Leadenhall Street, London EC3V 4AB.

The name and material occupation, position, office or employment of the officers and directors of TIG Insurance Company are listed below.

Name:	Title:	Citizenship
Deborah A. Irving	Director, Executive Vice President, Chief Financial Officer and Treasurer	Canada
Matthew W. Kunish	Director, Executive Vice President and Chief Actuary	United Kingdom
Nicholas C. Bentley	Chairman, Chief Executive Officer, President and Director	United Kingdom
Robert Sampson	Executive Vice President and Director	United States

Deborah A. Irving has been Director, Executive Vice President, Chief Financial Officer and Treasurer at TIG Insurance Company since September 2015.

Matthew W. Kunish has been Chief Actuary since September 2014, Executive Vice President since June 2016 and Director since April 2022 at TIG Insurance Company.

Nicholas C. Bentley has been Chairman, Chief Executive Officer, President and Director at TIG Insurance Company since August 2008.

Robert Sampson has been Executive Vice President since June 2016 and Director since December 2019 at TIG Insurance Company.

The name and material occupation, position, office or employment of the officers and directors of Connemara Reinsurance Company Ltd. are listed below.

Name:	Title:	Citizenship
Alistair Dent	Director	United Kingdom
Jean Cloutier	Director	Canada
Janice Burke	Director	United States
Lisl Lewis	Director	Barbados
Niall Tully	Vice President and Chief Financial Officer	Ireland
Paul Mulvin	Vice President	Ireland
William P. Douglas	Director	Barbados

Alistair Dent has been a Director of Wentworth Insurance Company Ltd. since July 2016. Mr. Dent has been a Managing Director at ORION Consulting Inc. since 2016. Mr. Dent also serves as a director of Fairfax (Barbados) International Corp, Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited.

Jean Cloutier has been the Vice President, International Operations at Fairfax Financial Holdings Limited since May 2010. Mr. Cloutier also serves as Chairman and Director at Odyssey Reinsurance (Barbados) Ltd. and as a Director at Fairfax (Barbados) International Corp., Wentworth Insurance Company Ltd., Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited.

Janice Burke is Managing Director of Fairfax (Barbados) International Corp. and CRC Reinsurance Limited. Ms. Burke also serves as a Director at Odyssey Reinsurance (Barbados) Ltd. and Connemara Reinsurance Company Ltd. Ms. Burke has been Managing Director at Wentworth Insurance Company Ltd. since January 2022. She was Vice President & General Manager at Wentworth Insurance Company Ltd. from November 2012 to December 2021.

Lisl Lewis is a director of Fairfax (Barbados) International Corp, Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited. Ms. Lewis has also been a director at Wentworth Insurance Company Ltd. since September 2011.

Niall Tully is the Vice President and Chief Financial Officer of Fairfax (Barbados) International Corp, Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited. Mr. Tully has been Vice President and Chief Financial Officer at ffh Management Services since January 2015.

Paul Mulvin is Vice President of Fairfax (Barbados) International Corp, Wentworth Insurance Company Ltd., Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited. Mr. Mulvin has been Vice President at ffh Management Services since December 2013.

William P. Douglas is a director of Fairfax (Barbados) International Corp., Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited. Mr. Douglas has been a director of Wentworth Insurance Company Ltd. since January 2008.

The name and material occupation, position, office or employment of the officers and directors of CRC Reinsurance Limited are listed below.

Name:	Title:	Citizenship
Alistair Dent	Director	United Kingdom
Janice Burke	Managing Director	United States
Jean Cloutier	Director	Canada
Lisl Lewis	Director	Barbados
Niall Tully	Vice President and Chief Financial Officer	Ireland
Paul Mulvin	Vice President	Ireland
Sammy S.Y. Chan	Vice President	Canada
William P. Douglas	Director	Barbados

Alistair Dent has been a Director of Wentworth Insurance Company Ltd. since July 2016. Mr. Dent has been a Managing Director at ORION Consulting Inc. since 2016. Mr. Dent also serves as a director of Fairfax (Barbados) International Corp, Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited.

Janice Burke is Managing Director of Fairfax (Barbados) International Corp. and CRC Reinsurance Limited. Ms. Burke also serves as a Director at Odyssey Reinsurance (Barbados) Ltd. and Connemara Reinsurance Company Ltd. Ms. Burke has been Managing Director at Wentworth Insurance Company Ltd. since January 2022. She was Vice President & General Manager at Wentworth Insurance Company Ltd. from November 2012 to December 2021.

Jean Cloutier has been the Vice President, International Operations at Fairfax Financial Holdings Limited since May 2010. Mr. Cloutier also serves as Chairman and Director at Odyssey Reinsurance (Barbados) Ltd. and as a Director at Fairfax (Barbados) International Corp., Wentworth Insurance Company Ltd., Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited.

Lisl Lewis is a director of Fairfax (Barbados) International Corp, Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited. Ms. Lewis has also been a director at Wentworth Insurance Company Ltd. since September 2011.

Niall Tully is the Vice President and Chief Financial Officer of Fairfax (Barbados) International Corp, Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited. Mr. Tully has been Vice President and Chief Financial Officer at ffh Management Services since January 2015.

Paul Mulvin is Vice President of Fairfax (Barbados) International Corp, Wentworth Insurance Company Ltd., Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited. Mr. Mulvin has been Vice President at ffh Management Services since December 2013.

Sammy S.Y. Chan is Vice President of Wentworth Insurance Company Ltd. and CRC Reinsurance Limited. Mr. Chan has been Vice President of Fairfax Asia Limited since January 2011.

William P. Douglas is a director of Fairfax (Barbados) International Corp., Connemara Reinsurance Company Ltd. and CRC Reinsurance Limited. Mr. Douglas has been a director of Wentworth Insurance Company Ltd. since January 2008.

The name and material occupation, position, office or employment of the officers and directors of The North River Insurance Company are listed below.

Name:	Title:	Citizenship
Alejandro Morales	Senior Vice President and Director	United States
Arleen A. Paladino	Senior Vice President, Chief Financial Officer and Director	United States
Carmine Scaglione	Senior Vice President and Controller	United States
George R. French	Treasurer and Vice President	United States
Marc J. Adee	President, Chief Executive Officer, Chairman and Director	United States
Michael P. McTigue	Senior Vice President, General Counsel and Secretary	United States

Alejandro Morales has been Senior Vice President & Director at United States Fire Insurance Company since July 2020. Mr. Morales also serves as Senior Vice President & Director at The North River Insurance Company.

Arleen A. Paladino has been Executive Vice President, Chief Financial Officer, Treasure & Director at United States Fire Insurance Company since September 2017. Ms. Paladino also serves as Senior Vice President, Chief Financial Officer and Director at The North River Insurance Company.

Carmine Scaglione has been Senior Vice President and Controller at United States Fire Insurance Company since December 2008. Mr. Scaglione also serves as Senior Vice President and Controller at The North River Insurance Company.

George R. French has been Treasurer and Vice President at United States Fire Insurance Company since May 2007. Mr. French also serves as Treasurer and Vice President at The North River Insurance Company.

Marc J. Adee has been President, Chief Executive Officer, Chairman & Director at United States Fire Insurance Company since January 2015. Mr. Adee also serves as President, Chief Executive Officer, Chairman & Director at The North River Insurance Company.

Michael P. McTigue has been Senior Vice President, General Counsel and Secretary at United States Fire Insurance Company January 2021. Mr. McTigue also serves as Senior Vice President, General Counsel and Secretary at The North River Insurance Company.

The name and material occupation, position, office or employment of the officers and directors of Hudson Excess Insurance Company are listed below.

Name:	Title:	Citizenship
Christopher L. Gallagher	Chief Executive Officer, President, and Chairman of the Board of Directors	United States
Elizabeth A. Sander	Executive Vice President, Chief Actuary and Director	United States
Jan Christiansen	Director and Executive Vice President	Denmark

Christopher L. Gallagher is Chief Executive Officer, President, and Chairman of the Board of Directors at Hilltop Specialty Insurance Company, Hudson Insurance Company and Hudson Excess Insurance Company. Mr. Gallagher has served as President at Hudson Insurance Company since March 2009 and as its Chief Executive Officer and Chairman of the Board of Directors since October 2018.

Elizabeth A. Sander has been Executive Vice President and Chief Actuary at Odyssey Group Holdings, Inc. since March 2017. Ms. Sander also serves Executive Vice President, Chief Actuary and Director at Odyssey Reinsurance Company, Hudson Insurance Company, Hilltop Specialty Insurance Company and Hudson Excess Insurance Company.

Jan Christiansen has been Executive Vice President and Chief Financial Officer at Odyssey Group Holdings, Inc. since April 2010. Mr. Christiansen also serves as Executive Vice President and Director at Odyssey Reinsurance Company, Hudson Insurance Company, Hilltop Specialty Insurance Company and Hudson Excess Insurance Company. He is also a Non-Executive Director at Newline Corporate Name Limited.

None of the natural persons listed above have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of federal or state securities laws.

Washington

Washington is comprised of Deep Water Holdings and the Kyle and Kevin Washington Trusts. Deep Water Holdings is 100% owned by Washington Investments, LLC, which is in turn 100% owned by the Roy Dennis Washington Trust. Since 2008, initially through Deep Water Holdings, and later along with the Kyle and Kevin Washington Trusts, Washington has been an investor in the Common Shares and in the shares of Seaspan. Copper Lion, Inc. serves as trustee to the Kyle and Kevin Washington Trusts.

Deep Water Holdings is a Montana limited liability company whose only assets are the Common Shares it holds in the Company. Deep Water Holdings’ sole member is Washington Investments, LLC. Jerry K. Lemon is the manager of Deep Water Holdings and is a citizen of the United States. Mr. Lemon also serves as the Chief Financial Officer of the Washington Companies. The Washington Companies consist of privately owned companies and selected public company investments employing over 6,000 people worldwide. The business of the Washington Companies is transacted in the sectors of rail transportation, marine transportation, shipyards, mining, environmental construction, heavy equipment sales and aviation products. The address of Deep Water Holdings is 101 International Drive, Missoula, MT 59808. The telephone number at the principal office is (406) 523-1300.

Mr. Lemon has not been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors) and was not a party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of federal or state securities laws.

David L. Sokol

David L. Sokol was appointed a director and chairman of the Company in November 2019 and served as a director and chairman of Seaspan from 2017 to 2020. Mr. Sokol is also chair of the executive committee and a member of the compensation and governance committee. Mr. Sokol has founded three companies in his career to date, taken three companies public and as Chairman and CEO of MidAmerican Energy Holdings Company, he sold the company to Berkshire Hathaway, Inc. in 2000. Mr. Sokol continued with Berkshire Hathaway, Inc., until he retired in March 2011, when he left in order to manage his family business investments, Teton Capital, LLC, as Chairman and CEO. Teton Capital, LLC is headquartered in Fort Lauderdale, Florida and is a family holding company which oversees investments in the banking, manufacturing, consumer products, energy, real estate and technology businesses. Mr. Sokol’s address is 2400 Del Lago Drive, Fort Lauderdale, Florida 33316. The telephone number where he can be contacted is (313) 465-7000.

Ocean Network Express Pte. Ltd.

7 Straits View, #16-01

Marina One East Tower

Singapore 018936

Telephone: +65 6220 0196

ONE is a global container shipping company headquartered in Singapore. ONE is a wholly owned subsidiary of Ocean Network Express Holdings, Ltd. The business address of the directors and officers of ONE is: 7 Straits View, #16-01, Marina One East Tower, Singapore 018936. The telephone number at the principal office is 65-6220-0196.

The name and material occupation, position, office or employment of the officers and directors of ONE are listed below.

Name:	Title:	Citizenship
Jeremy Nixon	Chief Executive Officer	United Kingdom
Yasuki Iwai	Managing Director	Japan
Yu Kurimoto	Managing Director	Japan
Hiroki Tsujii	Managing Director	Japan

Jeremy Nixon has been the Global Chief Executive Officer of ONE since August 2017. From 2012, Mr. Nixon was the Corporate Officer of NYK, a Japanese shipping company headquartered at 3-2, Marunouchi 2 Chome, Chiyoda-Ku, Tokyo 100-0005 Japan.

Yasuki Iwai has been a Managing Director at ONE since August 2017. Prior to his time at ONE, Mr. Iwai served as an Executive Officer at NYK Group South Asia Pte. Ltd, a wholly owned subsidiary of NYK headquartered at 1 HarbourFront Place #14-01, HarbourFront Tower One, Singapore 098633, from January to August 2017.

Yu Kurimoto has been a Managing Director at ONE since April 2020. Prior to his time at ONE, Mr. Kurimoto served as a Senior Vice President at “K” Line America, Inc. from April 2017 until March 2018, and as a General Manager and Executive Officer of Kawasaki Kisen Kaisha, Ltd. (“K Line”), a Japanese shipping company headquartered at Iino Building, 1-1, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8540, Japan from April 2018 until March 2020. “K” Line America, Inc. is a wholly owned subsidiary of K Line headquartered at 4860 Cox Road, Suite 300, Glen Allen, VA 23060.

Hiroki Tsujii has been the Managing Director at ONE since August 2017. Prior to his time at ONE, Mr. Tsujii served as a director at MOL (Singapore) Pte. Ltd., a wholly owned subsidiary of Mitsui O.S.K Lines (“MOL”), headquartered at 30 Boon Lay Way Singapore 609957, from April 2017 until July 2017. MOL is a Japanese shipping company headquartered at 1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan.

None of the natural persons listed above have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of federal or state securities laws.

Ocean Network Express Holdings, Ltd.

11F W Building,

1-8-15 Kohnan Minato-ku, Tokyo,

108-0075, Japan

Telephone: +81-3-5843-4051

Ocean Network Express Holdings, Ltd. (“ONE Holdings”) is a holding company formed in Japan. ONE Holdings is the parent company of ONE and was founded in 2017 as a joint venture among Japanese shipping lines NYK, MOL, and K Line. The business address of the directors and officers of ONE Holdings is: 11F W Building, 1-8-15 Kohnan Minato-ku, Tokyo, 108-0075, Japan. The telephone number at the principal office is +81-3-5843-4051.

The name and material occupation, position, office or employment of the officers and directors of ONE Holdings are listed below. ONE Holdings has no officers.

Name:	Title:	Citizenship
Hiroki Harada	Representative Director Chairman	Japan
Yutaka Hinooka	Representative Director Vice Chairman	Japan
Daisuke Arai	Representative Director Vice Chairman	Japan
Shogo Terajima	Director	Japan
Jotaro Tamura	Director	Japan
Takamasa Soejima	Director	Japan

Hiroki Harada has been the Representative Director Chairman of ONE Holdings since September 2021. He is also the Representative Director, Senior Managing Executive Officer, of NYK, a position he has held since April 2021. He joined NYK in 1983 and has held multiple positions there, including as Corporate Officer from April 2014 to March 2018, as Managing Corporate Officer from April 2018 to March 2019, as Senior Managing Corporate Officer from April 2019 to June 2019, and as Director, Senior Managing Executive Officer from June 2019 to March 2021. At ONE Holdings, Mr. Harada served as Director from February 2017 to March 2018, and as the Representative Director Vice Chairman from April 2018 to September 2021.

Yutaka Hinooka has been the Representative Director Vice Chairman of ONE Holdings since April 2022. He is also the Director, Senior Managing Executive Officer at MOL, a position he has held since April 2022. He joined MOL in 1985 and has held multiple positions there, including as Executive Officer from April 2016 to March 2019, as Managing Executive Officer from April 2019 to June 2021, and as Director, Managing Executive Officer, from June 2021 to March 2022.

Daisuke Arai has been the Representative Director Vice Chairman of ONE Holdings since September 2021. He is also the Managing Executive Officer at K Line, a position he has held since October 2017. He joined K Line in 1983 and has held multiple positions there, including as Executive Officer from April 2015 to September 2017. At ONE Holdings, Mr. Arai served as Director from April 2018 to March 2019, as the Representative Director Vice Chairman from April 2019 to September 2019, and as Representative Director Chairman from September 2019 to September 2021.

Shogo Terajima has served as a Director at ONE Holdings since April 2022. Since April 2022, he has also served as an Executive Officer and General Manager of Liner Group at NYK. Mr. Terajima joined NYK in

April 1992 and has held multiple positions there, including as Deputy General Manager of the Auto-Logistics Group from April 2017 to March 2019, as a General Manager of the Car Carrier Group from April 2019 to March 2021, and as a General Manager of the Liner Group since April 2021.

Jotaro Tamura has served as a Director at ONE Holdings since April 2022. Since April 2022, he has also served as a Managing Executive Officer at MOL. Mr. Tamura joined MOL in 1991 and has held multiple positions there, including Managing Director of MOL (Europe Africa) Ltd., a wholly owned subsidiary of MOL headquartered at 3 Thomas More Square, London E1W 1WY, UK, from October 2017 to March 2018, as Managing Director at Ocean Network Express (Europe) Ltd., a division of ONE headquartered at 6th Floor, 20 Churchill Place, London, E14 5GY, UK, from April 2018 to March 2020, and as General Manager of the Corporate Planning Division from April 2020 to March 2022.

Takamasa Soejima has served as a Director at ONE Holdings since September 2022. Since April 2022, he has also served as a General Manager of the Containerships Business Group at K Line. Mr, Soejima joined K Line in 1992 and has held multiple positions there, including as General Manager of the Car Carrier Business Group from April 2017 to March 2019, and as Managing Director at “K” Line (Deutschland) GmbH, a division of K Line headquartered at Anckelmannsplatz 1, Hamburg 20537, Germany, from April 2019 to March 2022.

None of the natural persons listed above have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of federal or state securities laws.

Transactions with the Company

Fairfax Asset Value Loan Notes

On August 23, 2021, Fairfax Financial Holdings Limited completed its transaction with CVC Strategic Opportunities Fund II (“CVC”) to sell all of its interests in RiverStone Europe to CVC (the “RiverStone Transaction”). As of the date hereof, certain subsidiaries of RiverStone Europe are record owners of 3,329,570 Common Shares (the “RiverStone Shares”). Fairfax Financial Holdings Limited and certain of its affiliates also remain the continuous beneficial owners of the RiverStone Shares, and retain pecuniary interest in the RiverStone Shares, through and following completion of the RiverStone Transaction.

In connection with the RiverStone Transaction, Fairfax Financial Holdings Limited entered into Asset Value Loan Notes (“AVLNs”) with the current holders of the RiverStone Shares (the “Payees”) for purposes of assurance of the value of the RiverStone Shares until such time as such RiverStone Shares are transferred to be directly owned by Fairfax Financial Holdings Limited or its affiliates or sold at the direction of Hamblin Watsa Investment Counsel Ltd. (“HWIC”), a wholly owned subsidiary of Fairfax Financial Holdings Limited, (such transfer or sale, the “AVLN Transfer”). During the term of the AVLNs, Fairfax Financial Holdings Limited (through HWIC) will have operational control and direction over the RiverStone Shares (other than the right to grant any encumbrance over the RiverStone Shares), including having sole control over all voting and related matters involving the RiverStone Shares, other than where the exercise of such right could reasonably be expected, in the opinion of the Payees, to result in liability, regulatory breach or material reputational damage.

The AVLN is structured to provide that the Payees will receive a specified price for the RiverStone Shares upon the AVLN Transfer, which will occur no later than December 31, 2023 pursuant to an extension arrangement that was agreed to among Fairfax Financial Holdings Limited, HWIC and certain subsidiaries of RiverStone Europe on July 5, 2022. The specified price to be paid to the Payees upon the AVLN Transfer will be calculated as the market value of the RiverStone Shares as of December 31, 2019 plus interest on such amount to the date of the AVLN Transfer at an annualized rate of 3% (compounding annually) for 2021 and 2022 and, if applicable, 3.25% (compounding annually) for 2023, less any distributions retained by the Payees in respect of the RiverStone Shares, plus any applicable costs of the Payees related to the AVLN Transfer. Any amounts received in excess of that specified price will be for the benefit of Fairfax Financial Holdings Limited. The timing of the AVLN Transfer may depend on a number of factors, including market conditions and the timing of transactions with respect to other securities subject to other AVLNs between Fairfax Financial Holdings Limited and the Payees.

The AVLNs are more fully described in the Schedule 13D/A filed by the Fairfax Filing Parties in respect of the Company on August 23, 2021.

Fairfax Subscription and Exchange Agreement

On each of February 14, 2018 and January 15, 2019, the Company issued to Fairfax Financial Holdings Limited $250,000,000 aggregate principal of 5.50% senior notes due on February 14, 2025 (the “2025 Fairfax Notes”) and January 15, 2026 (the “2026 Fairfax Notes”), respectively, and a tranche of warrants to purchase 38,461,539 common shares of Seaspan at an exercise price of $6.50 per share, on each such date. On February 28, 2020, Seaspan issued to Fairfax Financial Holdings Limited, in a private placement, $100,000,000 aggregate principal amount of 5.50% senior notes due on March 1, 2027 (the “2027 Fairfax Notes” and together with the 2025 Fairfax Notes and the 2026 Fairfax Notes, the “Fairfax Notes”).

On June 11, 2021, certain affiliates of Fairfax Financial Holdings Limited entered into a Subscription and Exchange Agreement with Atlas Corp. and Seaspan Corporation (the “Subscription and Exchange Agreement”), pursuant to which the Company exchanged $200,000,000 aggregate principal amount of the 2026 Fairfax Notes and all $100,000,000 aggregate principal amount of the 2027 Fairfax Notes for (i) 12,000,000 Series J Preferred Shares, representing total liquidation value of $300,000,000; and (ii) 1,000,000 five-year warrants to purchase an equal number of Common Shares at an exercise price of $13.71 per share (the “Fairfax Notes Exchange”). The exchanged 2026 Fairfax Notes and 2027 Fairfax Notes were subsequently cancelled. On August 23, 2021, the Company redeemed for cash the remaining Fairfax Notes, which included $250.0 million of 2025 Fairfax Notes and $50,000,000 of 2026 Fairfax Notes.

Fairfax Warrant Agreements

On each of April 30, 2021 and June 11, 2021, concurrently with the execution of Amendment No. 3 to the APR acquisition agreement and the Fairfax Notes Exchange, respectively, the Company and certain affiliates of Fairfax Financial Holdings Limited entered into two warrant agreements (the “Warrant Agreements”)pursuant to which the Company issued to certain affiliates of Fairfax Financial Holdings Limited (i) 5-year warrants to purchase 5,000,000 Common Shares at an exercise price of $13.00 per share; and (ii) 5-year warrants to purchase 1,000,000 Common Shares at an exercise price of $13.71 per share, respectively.

Fairfax Registration Rights Agreements

On each of April 30, 2021 and June 11, 2021, in connection with the Company’s issuance to Fairfax Financial Holdings Limited of (i) 5,000,000 five-year warrants to purchase an equal number of Common Shares at an exercise price of $13.00 per share related to the execution of Amendment No. 3 to the APR acquisition agreement; and (ii) 12,000,000 Series J Preferred Shares related to the Fairfax Notes Exchange, the Company (including Seaspan as predecessor) entered into two registration rights agreements with certain affiliates of Fairfax Financial Holdings Limited (the “Registration Rights Agreements”), pursuant to which the Company agreed to file, subject to the terms and conditions of the applicable registration rights agreements, registration statements under the Securities Act and applicable state securities laws, covering the Common Shares issued and/or issuable pursuant to the relevant transactions. The Registration Rights Agreements give certain affiliates of Fairfax Financial Holdings Limited piggyback registration rights allowing them to participate in certain offerings by the Company to the extent that their participation does not interfere or impede with such offerings. In each case, the Company is obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts and commissions.

The Subscription and Exchange Agreement, Warrant Agreements and Registration Rights Agreements are more fully described in the Company’s Annual Report on Form 20-F filed for the year ended December 31, 2021.

Time Charters with ONE

ONE is one of the Company’s largest customers. As of November 11, 2022, 26 of the Company Vessels in its existing fleet are chartered to ONE (“Current ONE Charters”) and 19 of the newbuild Company Vessels under construction will be chartered to ONE upon delivery from their respective shipyards (together with the Current ONE Charters, the “ONE Charters”). All the ONE Charters are time charters, under which the Company hires out each Company Vessel for a specified period of time and is responsible for providing the crew and paying vessel operating expenses, while ONE as the charterer is responsible for paying the voyage expenses and additional voyage insurance. ONE pays the Company the hire rate, which accrues on a daily basis.

Aggregate revenues associated with the ONE Charters were $255.2 million and $237.3 million, which represented 15.5% and 16.7% of the Company’s consolidated revenues for the fiscal years ended December 31, 2021 and 2020, respectively. For a more detailed discussion of the Company’s business, including the ONE Charters, please read the “Information on the Company” section contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 and the other filings incorporated by reference into this proxy statement.

Sokol Arrangements

In March 2022, the Board approved an award of 4,000,000 unrestricted, fully vested Common Shares to Mr. Sokol, as compensation for his continued service as chairman of the Board. Such Common Shares are included in Mr. Sokol’s Rollover Equity. The award is more fully described in the Company’s Annual Report on Form 20-F filed for the year ended December 31, 2021.

On August 17, 2017, Seaspan, predecessor to the Company, entered into a registration rights agreement with Mr. Sokol (the “Sokol Registration Rights Agreement”) in connection with a private placement of Common Shares to Mr. Sokol, pursuant to which the Company agreed to file, subject to the terms and conditions of the applicable registration statements under the Securities Act and applicable state securities laws, covering the Common Shares issued pursuant to the relevant transaction. The Sokol Registration Rights Agreement gives certain affiliates of Mr. Sokol piggyback registration rights allowing them to participate in certain offerings by the Company to the extent that their participation does not interfere or impede with such offerings. In each case, the Company is obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts and commissions.

The Sokol Registration Rights Agreement is more fully described in the Company’s Annual Report on Form 20-F filed for the year December 31, 2021.

Registration Rights Agreement Relating to the Washington family Common Shares

On January 14, 2019, Seaspan entered into a registration rights agreement (the “Washington Registration Rights Agreement”) with various affiliates of the Washington family including Deep Water Holdings and Copper Lion. Pursuant to the Washington Registration Rights Agreement, Seaspan agreed to file a registration statement covering the resale of the Washington Shareholders’ Common Shares, and to bear all expenses in connection with such registration. A registration statement on Form F-3 was filed by Seaspan with the SEC on January 18, 2019 and declared effective on February 9, 2019.

The Washington Registration Rights Agreement is further described in the Current Report on Form 6-K filed by Seaspan on January 15, 2019.

Transactions in the Common Shares

Between August 2021 and March 2022, Deep Water Holdings acquired 4,125,000 Common Shares in open market transactions. Such purchases were effected in the third quarter of 2021 and in the first quarter of 2022. The range of the purchase price paid per Common Share was between $14.18 and $15.41. The average price paid per Common Share in the third quarter of 2021 was $15.19, and the average price paid per Common Share in the first quarter of 2022 was $14.57.

If the Merger Proposal is approved by the Common Shareholders and the Merger is completed as contemplated, the Company will survive and will continue its operations as a subsidiary of Poseidon. The collective ownership of the Common Shares of Mr. Sokol, Fairfax and Washington and certain of their respective affiliates, and the other Rollover Shareholders, will increase from approximately     % as of the Record Date to 100% following the Merger.

SECURITY OWNERSHIP OF ATLAS MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth the beneficial ownership of the Common Shares as of October 31, 2022, held by:

•	each person or entity that the Company knows beneficially owns 5% or more of the Common Shares ; and

•	each of the Company’s current directors and current executive officers.

Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, if such person has the right to acquire beneficial ownership of such security within 60 days of October 31, 2022, such securities are deemed to be beneficially owned by that person. These Common Shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of the Common Shareholders, including the Common Shareholders listed in the table below, are entitled to one vote for each Common Share held.

Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Class(1)
Fairfax Financial Holdings Limited(2)	131,759,155	45.87%
Dennis R. Washington(3)	49,576,493	17.63%
David L. Sokol(4)	7,000,000	2.49%
Bing Chen(5)	3,291,316	*
Graham Talbot	50,720	*
Torsten Holst Pedersen	49,930	*
Krista Yeung	1,423	*
Andrew E. Derksen	—	*
Peter Curtis	47,327	*
Ben Church	2,734	*
Lawrence Chin(6)	83,395	*
John Hsu	193,859	*
Nicholas Pitts-Tucker	84,328	*
Lawrence Simkins(6)	164,120	*
Katie Wade	13,440	*
Stephen Wallace	35,137	*
All executive officers and directors as a group	11,017,729	3.92%

*	Less than 1%
(1)

Based on the 281,265,472 Common Shares that were issued and outstanding on October 31, 2022; however, percentages for Fairfax Financial Holdings Limited are based on both the number of outstanding Common Shares issued and outstanding on December 5, 2022 plus 6,000,000 Common Shares issuable upon the exercise of warrants held by affiliates thereof.

(2)

The number of Common Shares shown for Fairfax Financial Holdings Limited represents 125,759,155 Common Shares and warrants exercisable for up to 6,000,000 Common Shares beneficially owned by the Fairfax Filing Parties. As of December 5, 2022, such warrants had not been exercised. In addition, the number of Common Shares shown for Fairfax Financial Holdings Limited includes 678,021 Common Shares that are beneficially owned by V. Prem Watsa (the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited) through The Second 810 Holdco Ltd., and 231,922 Common Shares that are beneficially owned by The Sixty Three Foundation, a registered Canadian charitable foundation to which Fairfax Financial Holdings Limited contributes to fund charitable donations.

(3)

The number of Common Shares shown for Dennis R. Washington represents shares beneficially owned by Deep Water Holdings, LLC. This information is based on prior SEC filings and information provided to the Company by Deep Water Holdings, LLC on or about November 2, 2022. Jerry K. Lemon, the manager of

Deep Water Holdings, LLC, has voting and investment power with respect to the Common Shares held by Deep Water Holdings, LLC.
(4)

The Sokol Family Foundation, a charitable foundation of which David L. Sokol is a director, beneficially owns 1,458,359 Common Shares of the Company. Mr. Sokol disclaims beneficial ownership of such shares. This information was provided to us by Mr. Sokol on or about December 4, 2022.

(5)	Includes an aggregate 700,000 Common Shares issuable upon the exercise of vested stock options granted to Bing Chen in January 2018 and June 2020.
(6)

The number of Common Shares shown for Messrs. Lawrence Chin and Lawrence R. Simkins includes shares beneficially or directly owned by them as well as by certain members of their respective families. This information was provided to us by Messrs. Chin and Simkins on or about November 14, 2022.

DELISTING AND DEREGISTRATION OF COMMON SHARES

If the Merger is completed, the Common Shares will be delisted from the NYSE and will be subsequently deregistered under the Exchange Act (via termination of registration pursuant to Section 12(g) of the Exchange Act).

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

The Company is committed to sound corporate governance principles. These principles contribute to the Company’s business success and are essential to maintaining its integrity in the marketplace. The Company’s Corporate Governance Guidelines and Standards of Business Conduct Policy are available under “Corporate Governance” in the Investors section of its website at www.atlascorporation.com. Information contained on the Company’s website is expressly not incorporated by reference into this proxy statement.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, the Company is exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards. The significant ways in which the Company’s corporate governance practices differ from those followed by U.S. domestic companies are that (1) it is not required to obtain shareholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of the Company’s outstanding Common Shares or voting power in a transaction, and (2) the Board, rather than a separate nominating committee of independent directors, evaluates and approves the Company’s director nominees.

Unlike U.S. domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. The Board has determined that all of the Company’s directors, other than Bing Chen, satisfy the NYSE’s independence standards for domestic companies.

Board Practices

General

The Board consists of eight members. Each member of the Board is elected or appointed, as applicable, to hold office until the next annual meeting of shareholders and until such director’s successor is elected and has been qualified. The chairman of the Board is David L. Sokol.

The Board has determined that each of the eight nominees for election as members of the Board, other than Mr. Chen, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company, and is, therefore, independent from management.

The independent directors on the Board considered the independence of Lawrence Chin in light of the fact that he serves as managing director of Hamblin Watsa Investment Counsel Ltd., a wholly owned subsidiary of Fairfax, the Company’s largest shareholder, as well as the independence of Lawrence Simkins, in light of his relationship with Washington, the Company’s second largest shareholder, and determined that each of Messrs. Chin and Simkins is an independent director in accordance with applicable independence requirements under the NYSE rules. For additional information about the relationships of Messrs. Chin and Simkins with the Company’s significant shareholders, please read “Information Concerning the Company” and “Information Concerning Poseidon, Merger Sub and the Consortium.”

Committees

The Board currently has two standing committees, the Audit Committee and the Compensation and Governance Committee. The membership of the Audit Committee and the Compensation and Governance Committee during 2022 and as of the date hereof, and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by the Board. The current committee charters are available under “Corporate Governance” in the Investors section of our website at www.atlascorporation.com.

During 2022, the Board held 8 meetings, the Audit Committee held 4 meetings and the Compensation and Governance Committee held 4 meetings as of December 5, 2022.

The Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. During 2022, the Audit Committee members were Nicholas Pitts-Tucker (chair), John Hsu and Stephen Wallace. Katie Wade became a member of the Audit Committee in February 2022. All members of the Committee are financially literate, and the Board determined that Mr. Pitts-Tucker qualifies as an audit committee financial expert. The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of: (1) the integrity of the Company’s consolidated financial statements; (2) the Company’s compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence; (4) the performance of the Company’s internal audit function and its independent auditors; and (5) potential conflicts and related party transactions.

The Compensation and Governance Committee of the Board consists of Messrs. Simkins (chair), Sokol and Chin. The Compensation and Governance Committee is tasked with: (1) reviewing, evaluating and approving the Company’s agreements, plans, policies and programs to compensate its officers and directors; (2) reporting on executive compensation, which is included in this proxy statement; (3) otherwise discharging the Board’s responsibilities relating to the compensation of the Company’s officers and directors; (4) assisting the Board with corporate governance practices, evaluating director independence and conducting periodic performance evaluations of the members of the Board; (5) overseeing the Company’s approach and disclosures relating to environmental, social and governance matters and (6) performing such other functions as the Board may assign to the committee from time to time.

The report of the Compensation and Governance Committee is included beginning on page 183 of this proxy statement and the report of the Audit Committee is included on page 187.

Consideration of Director Nominees

Shareholder Nominees

The Board will consider properly submitted shareholder nominations for Board candidates. In evaluating these nominations, the Board considers, among other things, the balance of reputation, knowledge, experience, diversity of viewpoints, background, experience and other demographics and capability on the Board. Any shareholder nominations proposed for consideration by the Board should include the nominee’s name and qualifications for Board membership as required by the Company’s bylaws and should be mailed or emailed, addressed to:

Atlas Corp.

Attention: Secretary

23 Berkeley Square

London, United Kingdom

W1J 6HE

Email: legal@atlascorporation.com

In addition, the Company’s bylaws permit Common Shareholders to nominate directors for consideration at an annual shareholder meeting. For a description of the process for nominating directors in accordance with our bylaws, please see “Questions and Answers about the Merger and the Annual Meeting—What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?”.

Independent Director Meetings

The Company’s independent directors may hold as many executive sessions each year as they deem appropriate.

Communications with the Board

Individuals may communicate with the Board by writing to it by mail or email, addressed to:

Atlas Corp.

Attention: Chairman of the Board

23 Berkeley Square

London, United Kingdom

W1J 6HE

Email: legal@atlascorporation.com

Communications that are intended specifically for independent directors should also be sent to the above address.

REPORT OF THE COMPENSATION AND GOVERNANCE COMMITTEE

OF THE BOARD ON EXECUTIVE COMPENSATION

The Company’s executive compensation program is administered by the Compensation and Governance Committee of the Board.

Executive Compensation Philosophy

The Compensation and Governance Committee is responsible for, among other things, reviewing and evaluating the executive compensation of the Company’s chief executive officer, chief financial officer and other executive officers and the Company’s directors. Generally, the goals of the Company’s compensation program are to:

•	attract, retain and motivate a high-caliber executive leadership team;

•	pay competitively and consistently within an appropriately defined market;

•	align executive compensation with shareholder interests; and

•	link compensation to the Company’s performance and the individual performance of its executive officers and directors.

Executive Compensation Practices

Every two years, the Company surveys the executive compensation practices of its industry peer groups. The level of executive compensation will be commensurate with the Company’s performance both within and outside its peer group.

Components of Executive Compensation

Base Pay

Base pay is baseline cash compensation and is determined by the competitive market and individual performance. The base pay for the Company’s chief executive officer for 2021 was established by an employment agreement, as amended, between Seaspan and Mr. Chen. For more information about the Employment Agreement with Mr. Chen, please read “Compensation of Directors and Executive Officers—Employment Agreement with CEO Bing Chen.”

The base pay for the Company’s other executive officers is also established by employment agreements between each such officer and its subsidiary, Seaspan Ship Management Ltd.

Annual Bonus

The Company’s annual bonus program for its executive officers, including Mr. Chen, focuses on matching the reward with the individual’s performance and the Company’s financial performance in the fiscal year through comparison to established targets and the financial performance of peer companies. The bonus includes cash and stock-based compensation, which will be evaluated and determined by the Compensation and Governance Committee in conjunction with the chief executive officer.

Equity Incentive Plans

The Company’s incentive plans are intended to promote the Company’s interests by encouraging employees, consultants and directors to acquire or increase their equity interest in the Company and to provide a means whereby they may develop a sense of proprietorship and personal involvement in the Company’s development and financial success, and to encourage them to remain with and devote their best efforts to the

Company’s business, thereby advancing the Company’s interests and the interests of its shareholders. The Company’s incentive plans are also intended to enhance the Company’s ability to attract and retain the services of individuals who are essential for the Company’s growth and profitability.

The undersigned members of the Compensation and Governance Committee have submitted this Report of the Compensation and Governance Committee to the Board.

Lawrence Simkins, Chair

Lawrence Chin

David L. Sokol

PROPOSAL FOR THE ELECTION OF DIRECTORS

The Board currently consists of eight members. At the Annual Meeting, eight directors will be elected to serve for one-year terms until the 2024 annual meeting and until their successors are elected and qualified. The nominees for election at the Annual Meeting are set forth below. Votes may not be cast at the Annual Meeting for a greater number of director nominees than eight.

The Board expects that all nominees will be available to serve as directors. If, for any unforeseen reason, any of the Board’s nominees are not available as a candidate for director, the proxyholders, Messrs. Bing Chen and Andrew E. Derksen, or either of them, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors on the Board.

Nominees Lawrence Chin and Stephen Wallace have been designated for election to the Board by certain affiliates of Fairfax, pursuant to rights granted to such investors in conjunction with certain transactions with the Company. For additional information about the Exchange, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in the Company’s 2021 Annual Report on Form 20-F, which is incorporated by reference into this proxy statement.

The Board unanimously recommends a vote “FOR” the election to the Board of each of the following nominees:

Bing Chen

Lawrence Chin

John C. Hsu

Nicholas Pitts-Tucker

Lawrence Simkins

David L. Sokol

Katie Wade

Stephen Wallace

Biographical and business experience information for each nominee, as well as for the Company’s current executive officers, is contained in “Information Concerning the Company.” There are no family relationships among the Company’s executive officers and directors.

Vote Required

If a quorum is present at the Annual Meeting, the eight nominees receiving the highest number of “FOR” votes at the Annual Meeting will be elected as directors to the Board. You may vote “FOR” each of the nominees or you may vote “WITHHELD” with respect to one or more of the nominees. Failures to vote, in addition to withhold votes and broker non-votes, will not affect the outcome of the election of directors, assuming that a quorum is present.

PROPOSAL FOR THE RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has appointed KPMG LLP, Chartered Professional Accountants, to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2022. KPMG examined the Company’s consolidated financial statements for the fiscal years ended December 31, 2021 and December 31, 2020 and also provided certain tax services during the fiscal years ended December 31, 2021 and December 31, 2020. Please read “Principal Accountant Fees and Services.”

The Board unanimously recommends a vote “FOR” the ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as the Company’s independent auditors for the fiscal year ending December 31, 2022. This ratification is not required by law but is included as a matter of best practices. If the appointment is not ratified, the audit committee of the Board will consider whether the Company should retain this firm as the Company’s independent auditors for the fiscal year ending December 31, 2023.

Vote Required

If a quorum is present at the Annual Meeting, approval of the Auditor Proposal requires the affirmative vote of a majority of the votes cast by holders of the Common Shares present virtually or by proxy at the Annual Meeting and entitled to vote. For the Auditor Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Failures to vote, in addition to abstentions, will not affect the outcome of the Auditor Proposal, assuming that a quorum is present. With respect to the Auditor Proposal, a “discretionary” matter, your broker, bank or other nominee is permitted to vote your Common Shares even if it does not receive voting instructions from you, so there will be no broker non-votes on this matter

REPORT OF THE AUDIT COMMITTEE OF THE BOARD

The Audit Committee of the Board assists the Board in fulfilling its responsibilities for oversight of:

•	the integrity of the Company’ consolidated financial statements;

•	the Company’s compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of the Company’s internal audit function and independent auditors.

The Audit Committee manages the Company’s relationship with its internal auditors and its independent auditors, who both report directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from the Company for such advice and assistance.

The Company’s management has primary responsibility for preparing its consolidated financial statements and for its financial reporting process. The Company’s independent auditors, KPMG, are responsible for expressing an opinion on the conformity of the Company’s audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee reports as follows:

(1) The Audit Committee reviewed and discussed with the Company’s management the audited consolidated financial statements of Atlas Corp. for year ended December 31, 2021 (the “Financial Statements”).

(2) The Audit Committee discussed with the Company’s independent auditors the matters required to be discussed by the applicable requirements of the U.S. Public Company Accounting Oversight Board and the SEC.

(3) The Audit Committee received the letter and written disclosures from the Company’s independent auditors required by the applicable requirements of the Public Company Accounting Oversight Board and discussed with the independent auditors the independent auditors’ independence.

(4) Based on the review and discussions referred to in paragraphs 1 through 3 above, the Audit Committee recommended to the Board, and the Board approved, that the Financial Statements be included in the Company’s 2021 Annual Report on Form 20-F, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report of the Audit Committee to the Board.

Nicholas Pitts-Tucker, Chair

John C. Hsu

Katie Wade

Stephen Wallace

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company’s principal accountant for 2021 was KPMG.

Fees Incurred by the Company for KPMG’s Services

In 2021 and 2020, the fees (expressed in millions of United States dollars) billed and accrued to the Company by the accountants for services rendered were as follows:

	2021	2020
Audit Fees	$3.3	$3.4
Tax Fees	1.3	2.4

	$4.6	$5.8

Audit Fees

Audit fees for 2021 include fees related to the Company’s annual audit, quarterly reviews, and accounting consultations. The 2021 fees also include audit related fees for the Company’s various registration statements, securities offerings and limited assurance reports related to the Company’s sustainability linked financings. The fees for 2021 include the audits of certain wholly owned subsidiaries of the Company and quarterly reviews for Seaspan.

Audit fees for 2020 include fees related to the Company’s annual audits, quarterly reviews, and accounting consultations. The 2020 fees also include audit related fees for the Company’s various registration statements and securities offerings. The fees for 2020 include the audit of Seaspan, audits for various APR subsidiaries and the audit of the purchase price allocation for the acquisition of APR.

Tax Fees

Tax fees for 2021 and 2020 were primarily for tax consultation services related to general tax consultation services and tax compliance, including preparation of corporate income tax returns.

The audit committee of the Board has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by the Company’s independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to the Company’s principal accountant in 2021 and 2020.

THE ADJOURNMENT PROPOSAL

Common Shareholders are being asked to approve a proposal that will give the Board authority to adjourn the Annual Meeting from time to time, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the Annual Meeting. If the Adjournment Proposal is approved, the Annual Meeting could be adjourned to any date. If the Annual Meeting is adjourned, Common Shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you timely and properly submit your validly executed proxy without giving specific instructions, your Common Shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” the Adjournment Proposal). If you submit a proxy and indicate that you wish to vote in favor of the approval of the Merger Proposal but do not indicate a choice on the Adjournment Proposal, your Common Shares will be voted in favor of the Adjournment Proposal. But if you indicate that you wish to vote “AGAINST” the Merger Proposal, your Common Shares will be voted in favor of the Adjournment Proposal only if you indicate that you wish to vote in favor of that proposal.

The Board unanimously recommends that you vote “FOR” the adjournment of the Annual Meeting from time to time at the direction of the Special Committee or the Board (acting solely in accordance with the recommendation of the Special Committee), if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the Annual Meeting.

If a quorum is present, the Company is not required to notify shareholders of any adjournment of 30 days or less if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At any adjourned meeting, the Company may transact any business that it might have transacted at the original Annual Meeting, provided that a quorum is present at such adjourned meeting. Proxies submitted by Common Shareholders for use at the original Annual Meeting will be used at any adjournment or postponement of the meeting. References to the Annual Meeting in this proxy statement are to such Annual Meeting as adjourned or postponed.

If a quorum is not present, the holders of a majority of the Common Shares present virtually or by proxy and entitled to vote may adjourn the Annual Meeting, and notice of the new meeting shall be given to each shareholder of record entitled to vote at the meeting. Pursuant to the Merger Agreement, the chairperson of the Annual Meeting under the direction of the Special Committee or the Board (acting solely in accordance with the recommendation of the Special Committee), in each case, acting on behalf of the Company, may act to effect such adjournment, with the consent of Poseidon and subject to certain other conditions, of the Annual Meeting from time to time, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the Annual Meeting.

Vote Required

If a quorum is present at the Annual Meeting, approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Common Shareholders present virtually or by proxy at the Annual Meeting and entitled to vote. For the Adjournment Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Failures to vote, in addition to abstentions and broker non-votes, will not affect the outcome of the Adjournment Proposal, assuming that a quorum is present

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows the Company to “incorporate by reference” the information that the Company has furnished or filed with the SEC into this proxy statement. This means that the Company can disclose important information to you without actually including the specific information in this proxy statement by referring you to other documents furnished or filed separately with the SEC. These other documents contain important information about the Company and the financial condition and results of operations of the Company. The information incorporated by reference into this proxy statement is an important part of this proxy statement. Therefore, before you vote to approve the Merger Proposal, the Annual Meeting Proposals and the Adjournment Proposal, you should always check for reports the Company may have filed with the SEC after the date of this proxy statement.

The Company hereby incorporates by reference into this proxy statement the documents listed below:

•	Annual Report on Form 20-F filed for the year ended December 31, 2021, filed on March 24, 2022;

•

Reports on Form 6-K as furnished to the SEC on March 25, 2022, May 13, 2022, May 19, 2022, August 5, 2022, August 12, 2022, August 18, 2022, November 1, 2022, November 21, 2022, November  23, 2022 and December 2, 2022; and

•	All subsequent Reports on Form 6-K furnished prior to the date of the Annual Meeting that the Company identifies in such Reports as being incorporated by reference into the proxy statement.

As a foreign private issuer, the Company is exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and the Company’s executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K.

Any statement contained in a document incorporated by reference into this proxy statement will be deemed to be modified or superseded for purposes of this proxy statement to the extent that a statement contained in this proxy statement or any other subsequently filed document that is incorporated by reference into this proxy statement modifies or supersedes the statement.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and the Company files or furnishes its annual and special reports and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Company’s SEC filings are also available on the SEC’s website at http://www.sec.gov. Additionally, you may request a copy of any document the Company files at no cost, by writing or telephoning the Company at the following address:

Atlas Corp.

23 Berkeley Square

London, United Kingdom

W1J 6HE

Telephone: +44 20 7788 7819

Because the Merger is a “going private” transaction, the Company has filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the Merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference as a part of it, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC with respect to the Merger, and any such information contained in a document filed with the SEC after the date of this proxy statement will not automatically be incorporated into the Schedule 13E-3.

The opinion of Morgan Stanley and the presentations Morgan Stanley made to the Special Committee will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested shareholder or such shareholder’s representative who has been so designated in writing.

The Company also makes available free of charge on its internet website at www.atlascorporation.com its Annual Reports on Form 20-F and Reports on Form 6-K, and any amendments to those reports, as soon as practicable after it electronically files such material with, or furnishes it to, the SEC. Information contained on the Company’s website is not part of this proxy statement.

This proxy statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any offer or solicitation in that jurisdiction. The delivery of this proxy statement should not create an implication that there has been no change in the affairs of the Company since the date of this proxy statement or that the information herein is correct as of any later date regardless of the time of delivery of this proxy statement.

ANNEX A — AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

dated as of

OCTOBER 31, 2022

by and among

ATLAS CORP.,

POSEIDON ACQUISITION CORP.

and

POSEIDON MERGER SUB, INC.

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of October 31, 2022, by and among Atlas Corp., a Marshall Islands corporation (the “Company”), Poseidon Acquisition Corp., a Marshall Islands corporation (“Parent”), and Poseidon Merger Sub, Inc., a Marshall Islands corporation and a wholly owned Subsidiary (as defined herein) of Parent (“Merger Sub”).

W I T N E S S E T H :

WHEREAS, upon the terms and subject to the conditions of this Agreement, Parent, Merger Sub and the Company have agreed to enter into a business combination transaction pursuant to which (i) Merger Sub will be merged with and into the Company, (ii) the separate corporate existence of Merger Sub will thereupon cease and (iii) the Company will continue as the surviving corporation and a wholly-owned (other than with respect to the Designated Company Preferred Shares (as defined herein)) Subsidiary of Parent (the “Merger”);

WHEREAS, the board of directors of the Company (the “Board of Directors”) has established a special committee (the “Special Committee”), consisting solely of members of the Board of Directors that are disinterested and independent of Parent, Merger Sub, the Specified Shareholders (as defined herein) and their respective Affiliates (as defined herein) to, among other things, negotiate the terms of this Agreement and the transactions contemplated hereby, including the Merger, and to make a recommendation to the Board of Directors as to whether the Company should enter into this Agreement;

WHEREAS, the Special Committee has unanimously (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to, and in the best interests of, the holders of common shares, par value $0.01 per share, of the Company (the “Company Common Shares”) (other than Parent, Merger Sub, the Members (as defined herein), any Officers or Directors (as defined herein) of the Company, any Rollover Persons (as defined herein), or any of their respective Affiliates, or their respective “associates” or members of their “immediate family” (as such terms are defined in Rules 12b-2 and 16a-1 of the 1934 Act (as defined herein))) (the “Unaffiliated Shareholders”), and (B) recommended that the Board of Directors (i) determine that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of, the Unaffiliated Shareholders, (ii) declare this Agreement and the transactions contemplated hereby, including the Merger, advisable, (iii) authorize and approve this Agreement, the execution and delivery by the Company of this Agreement, the performance by the Company of the covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein and (iv) recommend that the Company shareholders vote to approve and adopt this Agreement in accordance with the MIBCA (as defined herein);

WHEREAS, the Board of Directors, acting in accordance with the unanimous recommendation of the Special Committee, has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Unaffiliated Shareholders, (ii) declared this Agreement and the transactions contemplated hereby, including the Merger, advisable, (iii) authorized and approved this Agreement, the execution and delivery by the Company of this Agreement, the performance by the Company of the covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein, (iv) directed that this Agreement be submitted to the Company’s shareholders for approval, and notice and a copy of this Agreement shall be given to all shareholders of record whether or not entitled to vote, and (v) recommended that the Company’s shareholders vote to approve and adopt this Agreement in accordance with the MIBCA;

WHEREAS, (i) the boards of directors of Parent and Merger Sub have unanimously adopted resolutions authorizing, approving and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, (ii) the board of directors of Merger Sub has unanimously determined that this

Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the sole shareholder of Merger Sub, and (iii) the board of directors of Merger Sub has directed that this Agreement be submitted to Merger Sub’s sole shareholder for adoption and approval;

WHEREAS, immediately following the execution of this Agreement, Parent, as the sole shareholder of Merger Sub, shall adopt resolutions adopting and approving this Agreement and the transactions contemplated by this Agreement, including the Merger;

WHEREAS, prior to or concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of Ocean Network Express Pte. Ltd. (“ONE”), Deep Water Holdings, LLC and David L. Sokol (such Persons, in such capacity, each an “Investor” and collectively, the “Investors”) has entered into the Equity Commitment Letters (as defined herein);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to each of the Company’s, Parent’s and Merger Sub’s willingness to enter into this Agreement, the Specified Shareholders and Parent have entered into Voting and Support Agreements (the “Voting and Support Agreements”), dated as of the date hereof, pursuant to which such shareholders have, on the terms and subject to the conditions set forth therein, among other things, agreed to vote all of the Company Common Shares as provided therein;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, the Specified Shareholders and Parent have entered into rollover and contribution agreements (the “Rollover Agreements”) pursuant to which each of the Specified Shareholders will contribute to Parent, on the terms and subject to the conditions set forth therein, the number of Company Common Shares (collectively, the “Rollover Shares”) set forth therein in exchange for a number of Parent common shares equal to the number of Company Common Shares contributed (the “Rollover Investment”);

WHEREAS, the contributions of the Specified Shareholders pursuant to the Rollover Agreements and the equity contributions of the Investors pursuant to the Equity Commitment Letters will occur prior to the Effective Time and substantially simultaneously, and immediately following such contributions, Parent will contribute the cash received pursuant to the Equity Commitment Letters to Merger Sub and in exchange Merger Sub will issue to Parent a number of common shares of Merger Sub equal to the total number of outstanding Company Common Shares being acquired in the Merger; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions. (a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) does not contain any provision prohibiting or otherwise restricting the Company or any of its Subsidiaries from making any of the disclosures required to be made to Parent and its Representatives pursuant to Section 6.04 or any other provision of this Agreement, and (ii) contains provisions that are no less favorable in any meaningful respect to the Company than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and it being understood that the Company may enter into a confidentiality agreement without a standstill provision).

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any bona fide Third Party inquiry, indication of interest, offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of assets constituting 20% or more of the fair market value of the consolidated assets of the Company and its Subsidiaries or 20% or more of the Company Common Shares (including any such securities that would be contributed to such Third Party (or otherwise “rolled over” with such Third Party) by a Specified Shareholder or any of its Affiliates) or of the voting securities of any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and its Subsidiaries or to which 20% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable, (ii) any purchase or sale, tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 20% or more of the Company Common Shares (including any such securities that would be contributed to such Third Party (or otherwise “rolled over” with such Third Party) by a Specified Shareholder or any of its Affiliates) or of the voting securities of any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and its Subsidiaries or to which 20% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable or (iii) a merger, consolidation, share exchange, business combination, asset sale, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries pursuant to which any Person or group (or the shareholders of any Person) would own, directly or indirectly, 20% or more of the Company Common Shares (including the voting power of any securities that would be contributed to such Third Party (or otherwise “rolled over” with such Third Party) by a Specified Shareholder or any of its Affiliates) or of the voting securities of any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries or to which 20% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable after giving effect to the consummation of such transaction.

“Adverse Recommendation Change” means, with respect to the Board of Directors (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee, directly or indirectly, (a) withholding, withdrawing, amending, qualifying or modifying (or resolving to do so), or publicly proposing to withhold, withdraw, amend, qualify or modify, the Company Recommendation in a manner adverse to Parent, (b) adopting, approving, recommending or otherwise declaring advisable (or resolving or publicly proposing to do so) any Acquisition Proposal, (c) if an Acquisition Proposal is publicly announced or disclosed, failing to recommend against such Acquisition Proposal or failing to publicly reaffirm the Company Recommendation, in either case, following Parent’s written request to do so, on or prior to the earlier of (x) ten (10) Business Days after such Acquisition Proposal has been publicly announced or disclosed or (y) two (2) Business Days prior to the Company Shareholder Meeting (or, if the Company Shareholder Meeting is scheduled to be held within two (2) Business Days, within one (1) Business Day, if possible, before the Company Shareholder Meeting), (d) making any recommendation in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company, the Board of Directors (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee to the Company’s shareholders pursuant to Rule 14d-9(f) promulgated under the 1934 Act (or a substantially similar communication), or (e) failing to include the Company Recommendation in the Proxy Statement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided that for purposes of this Agreement, Parent and Merger Sub and their respective officers, directors and equity holders shall be deemed not to be Affiliates of the Company and its Subsidiaries, and vice versa; provided further, that each Member shall be deemed to be an Affiliate of Parent for purposes of this Agreement.

“Aggregate Net Present Value” means the aggregate net present value of the all in yield of all Replacement Indebtedness, taken as a whole, or of all Original Indebtedness, taken as a whole, as the case may be, calculated (a) taking into account interest rate, upfront fees, consent fees and other similar fees payable to financing parties providing such Replacement Indebtedness or such Original Indebtedness, as the case may be, but excluding arranging, administrative agency, collateral trust or agency, underwriting or similar fees and (b) assuming a discount rate in such net present value calculation equal to the aggregate average rate of interest for the indebtedness of the Company and its Subsidiaries set forth on Section 9.02(e) of the Company Disclosure Schedule.

“Applicable Law” means any domestic, foreign, multinational, federal, state or local law (in each case whether statutory, common law or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, decree, ruling or other similar requirement entered, enacted, adopted, promulgated or applied by a Governmental Authority.

“APR Purchase Agreement” means that certain Acquisition Agreement, by and among Apple Bidco Limited, Seaspan Corporation, Atlas Corp., Fairfax Financial Holdings Limited, and the other parties thereto, dated as of November 20, 2019, as amended to date.

“Baby Bonds” means the Bond Terms for First Supplemental Indenture, dated as of May 17, 2021, between Atlas Corp., a corporation duly organized and existing under the laws of the Republic of the Marshall Islands, as Issuer, and The Bank of New York Mellon, as Trustee, to the Indenture dated as of March 19, 2021 between Atlas Corp., as Issuer, and The Bank of New York Mellon, as Trustee.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, Toronto, Ontario, Canada, or Singapore are authorized or required by Applicable Law to close.

“Capped Call Confirmations” means, collectively, that certain (i) Base Call Option Transaction Confirmation, dated as of December 17, 2020, by and between the Exchangeable Notes Issuer and each of Bank of Montreal, Credit Suisse Capital LLC, Morgan Stanley & Co. LLC and Royal Bank of Canada and (ii) Additional Call Option Transaction Confirmation, dated as of December 18, 2020, by and between the Exchangeable Notes Issuer and each of Bank of Montreal, Credit Suisse Capital LLC, Morgan Stanley & Co. LLC and Royal Bank of Canada, as amended through the date hereof.

“Capped Calls” shall mean the capped call transactions entered into pursuant to the Capped Call Confirmations.

“Cash Equivalents” means: (a) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof or any State thereof (provided that the full faith and credit of the United States or such State, as applicable, is pledged in support thereof) having maturities of not more than twelve months from the date of acquisition, (b) U.S. or Canadian dollar denominated time deposits, term deposits and certificates of deposit of issued by any commercial bank organized under the laws of Canada, the United Kingdom or the United States of America or any state thereof having combined capital and surplus of not less than $250,000,000, (c) commercial paper of an issuer rated at least A-2 by Standard & Poor’s or P-2 by Moody’s, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper issuers generally, and maturing within six months from the date of acquisition; (d) money market accounts or funds with or issued by Qualified Issuers; (e) short term debt obligations of an issuer rated at least BBB by Standard & Poor’s or Baa2 by Moody’s, and maturing within thirty days from the date of acquisition; and (f) repurchase obligations with a term of not more than 90 days for underlying securities of the types described in clause (a) above entered into with any bank meeting the qualifications specified in clause (b) above.

“Closing Date” means the date of the Closing.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company’s Report on Form 6-K for the quarterly period ended on the Company Balance Sheet Date.

“Company Balance Sheet Date” means June 30, 2022.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Sub.

“Company Employee” means an employee, director or officer of the Company or any of its Subsidiaries.

“Company Foreign Plan” means any Company Plan that is (a) subject to the laws of a country outside the United States (whether or not United States law applies); or (b) mandated by a Governmental Authority outside the United States.

“Company Material Adverse Effect” means any event, occurrence, fact, condition, circumstance, change, development or effect (each, an “Effect”) that, individually or in the aggregate, (a) has had, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, properties, business or results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, provided, however, that no Effect, to the extent resulting or arising from the following, individually or in the aggregate with any one or more other Effects, shall constitute or shall be considered in determining whether there has occurred a Company Material Adverse Effect: (i) changes or proposed changes in GAAP or the interpretation thereof, in each case after the date hereof, (ii) general economic, regulatory or political conditions in the United States or any other country or region, including changes in financial, credit, securities or currency markets (including changes in interest or exchange rates), (iii) conditions generally affecting the industries in which the Company and its Subsidiaries operate, including conditions at shipyards in China and elsewhere around the world, (iv) changes or proposed changes in Applicable Law or the interpretation thereof, in each case after the date hereof, (v) geopolitical conditions (including the current dispute and conflict between the Russian Federation and Ukraine and any evolutions thereof and any actions or other Applicable Laws, directives, policies, guidelines or recommendations promulgated by any Governmental Authority in connection therewith), the outbreak or escalation of hostilities, acts of war, sabotage, terrorism, cyberattacks, natural disasters, epidemics, pandemics or other widespread diseases (including COVID-19, monkeypox (or similar viruses in the orthopoxvirus genus and any evolutions or mutations thereof)) and any COVID-19 Measures (including for purposes of this clause only, any actions taken in response to monkeypox (or similar viruses in the orthopoxvirus genus and any evolutions or mutations thereof)), (vi) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance or integration synergies for any period (it being understood that any underlying facts giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (vii) any actions taken (or omitted to be taken) at the express written request of Parent or Merger Sub or of any of the Members, (viii) changes in the price and/or trading volume of the Company Common Shares or any other debt or equity securities of the Company on the NYSE or any other market on which such securities are quoted for purchase and sale or changes in the credit ratings of the Company (it being understood that any underlying facts giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (ix) any actions taken (or omitted to be taken) by the Company or any of its Subsidiaries that are required or expressly contemplated to be taken (or omitted to be taken) pursuant to this Agreement, including any actions required under this Agreement to obtain any approvals, consents, registrations, permits, authorizations and other confirmations under applicable Competition Laws and Foreign Investment Laws for the consummation of the Merger, (x) the execution, announcement or pendency of this Agreement (including the identity of Parent or its equity holders or its or their

Affiliates), including any Legal Actions, departures of officers or employees, changes in relationships with suppliers or customers or any effects arising from the terms of, or rights of any suppliers or customers under, any Contracts with the Company or its Subsidiaries or other business relations, in each such case to the extent arising or resulting directly therefrom (it being understood that the exceptions in this clause (x) will not apply with respect to references to Company Material Adverse Effect set forth in and/or for purposes of Section 4.03, Section 4.04 and Section 4.18(f), and, in each case, Section 9.02(b) and Section 10.01(c)(ii) solely to the extent related to breaches of the foregoing representations), or (xi) any shareholder class action litigation, derivative or similar litigation arising out of or in connection with or relating to this Agreement or any of transactions contemplated hereby, including allegations of a breach of fiduciary duty, including by members of the Board of Directors or any Company officer or alleged misrepresentation in public disclosure, except, in the case of clauses (i), (ii), (iv) or (v), to the extent the Company and its Subsidiaries, taken as a whole, are disproportionately impacted thereby relative to other entities operating in the same industry or industries in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect) or (b) would, or would reasonably be expected to, prevent or materially impede, interfere with, hinder or delay the Company from timely performing its obligations hereunder or consummating the Merger or the other transactions contemplated hereby.

“Company Option” means each option granted under a Company Stock Plan to purchase a Company Common Share.

“Company Phantom Share” means a Company Phantom Share unit granted under a Company Stock Plan that by its terms is payable upon settlement in Company Common Shares.

“Company Plan” means any written or unwritten compensatory, benefit or perquisite plan, program, policy, arrangement or agreement (including but not limited to any plan, program, policy, arrangement or agreement that provides for compensation, severance, deferred compensation, cash, equity or equity-linked incentives, health, dental, retirement, profit sharing, life insurance, death, accidental death & dismemberment, disability, fringe, or wellness benefits, vacation, sick pay or other employee benefits or remuneration of any kind) including each employment, termination, severance, retention, change in control, consulting or independent contractor plan, program, policy, arrangement, or agreement, in each case whether funded or unfunded, insured or self-insured, and including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, in each case, (i) that is sponsored, maintained, entered into, contributed, or required to be contributed, to by the Company or any of its Subsidiaries, (ii) to which the Company or any of its Subsidiaries is a party or in which the Company or any of its Subsidiaries participate or (iii) with respect to which the Company has any liability or obligation whether current or contingent, other than any such plan or agreement that is (A) a Multiemployer Plan or (B) statutorily mandated.

“Company Restricted Share” means each Company Common Share granted under a Company Stock Plan that remains subject to one or more unsatisfied vesting or vesting-equivalent forfeiture or repurchase conditions.

“Company RSU” means each restricted stock unit granted under a Company Stock Plan that by its terms is payable upon settlement in Company Common Shares.

“Company Service Provider” means an employee, director, officer or individual independent contractor of the Company or any of its Subsidiaries.

“Company Shareholder Approval” means the adoption of this Agreement and approval of the Merger and other transactions contemplated hereby by the affirmative vote, at a shareholders’ meeting duly called and held for such purpose, of holders of at least (x) a majority of the voting power of the issued and outstanding Company Common Shares beneficially owned by the Unaffiliated Shareholders and (y) a majority of the voting power of the issued and outstanding Company Common Shares entitled to vote thereon at the Company Shareholder Meeting or any adjournment or postponement thereof.

“Company Stock Plan” means, collectively, the Atlas Corp. Stock Incentive Plan, as amended and restated on February 27, 2020; the Atlas Corp. Equity Bonus Plan, dated as of June 1, 2020; the Seaspan Ship Management Ltd. Cash and Equity Bonus Plan, effective June 1, 2020 or any other Company Plan or any employment or service agreement the provides for the issuance or grant of or the right to receive equity or equity-linked incentives or rewards.

“Competition Laws” means the HSR Act, the Federal Trade Commission Act, the Sherman Act, the Clayton Act, The Competition Act, R.S.C. 1985, c. C-34 (Canada) and other antitrust, competition and merger control Applicable Laws and all other Applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition through merger or acquisition or restraint of trade.

“Contract” means any written or oral contract, agreement, license, franchise, lease, instrument, arrangement, commitment, understanding, joint venture, partnership or other right or obligation to which a Person or any of its Affiliates is a party or by which it or any of its Affiliates is bound or to which any of their respective properties or assets is subject or any other document or writing, physical or electronic, evidencing any of the foregoing.

“COVID-19” means SARS-CoV-2 or COVID-19, and any variants or evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester or any other Applicable Law, Order, directive, guidelines or recommendations by any Governmental Authority (whose geographic scope of authority or responsibility includes any of the locations in which the Company, its Subsidiaries or Company Employees are located) in connection with or in response to COVID-19.

“Designated Company Preferred Shares” means each of (i) the Series D Preferred Shares, (ii) the Series H Preferred Shares, (iii) the Series I Preferred Shares, and (iv) the Series J Preferred Shares.

“Environmental Law” means any Applicable Law relating to public health and safety, worker/occupational health and safety (to the extent relating to the handling of, or exposure to, Hazardous Substances), pollution, or protection of the environment, including those relating to the presence, use, manufacturing, production, generation, handling, transportation, treatment, recycling, storage, disposal, importing, labeling, testing, Release, cleanup or control of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) or Person that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Ex-Im Laws” means (a) all trade, export control, import, and antiboycott laws imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. §1778), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), Section 999 of the Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter I, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Exchangeable Notes” means the 3.75% Exchangeable Senior Notes due 2025 issued pursuant to the Exchangeable Notes Indenture.

“Exchangeable Notes Hedge Obligations” means the hedge obligations entered into in connection with the Exchangeable Notes evidenced by the Capped Call Confirmations.

“Exchangeable Notes Indenture” means that certain Indenture, dated as of December 21, 2020, by and among the Company, the Exchangeable Notes Issuer and The Bank of New York Mellon, as amended through the date hereof.

“Exchangeable Notes Issuer” means Seaspan Corporation, a Marshall Islands corporation with limited liability and wholly owned Subsidiary of the Company.

“Expense Reimbursement Agreement” means that certain Expense Reimbursement Agreement dated as of the date hereof between the Company, on the one hand, and each other party thereto, on the other hand.

“FF Group” means Hamblin Watsa Investment Counsel Ltd. and each of the entities set forth on Schedule 2 to the JBA and replicated on Section 5.08(b) of the Parent Disclosure Schedule.

“FFH Warrants” means the warrants set forth on Section 5.08(b) of the Parent Disclosure Schedule.

“Foreign Investment Laws” means the Foreign Investment and National Security Act of 2007, the Foreign Investment Risk Review Modernization Act of 2018, the Investment Canada Act (Canada) and any foreign investment Applicable Laws and other Applicable Laws that are designed or intended to prohibit, restrict or regulate foreign investment.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state, provincial, municipal or local government or governmental, executive, judicial, legislative, regulatory or administrative authority, department, legislature, court, judicial body, agency, regulator or official thereof, including any political subdivision instrumentality thereof, any arbitrator or arbitration panel, or any self-regulatory organization (including the NYSE).

“Hazardous Substance” means any substance, material or waste which is regulated by, or subject to investigation, remediation, corrective action or control under, any Environmental Law, including any substance, material or waste which is defined as a “hazardous substance,” “hazardous material,” “hazardous waste,” “solid waste,” “toxic substance,” “toxic waste,” “pollutant,” or “contaminant” under any provision of Environmental Law, and including petroleum or any fraction thereof, petroleum products, natural gas, natural gas liquids, asbestos or asbestos-containing materials, radon, toxic mold, per- or polyfluoroalkyl substances, urea formaldehyde, and polychlorinated biphenyls.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person as of any time, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred and unpaid purchase price of property or services (excluding trade accounts payable in the ordinary course of business and any earn-out obligation until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and if not paid within 60 days after being due and payable), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all guarantees by such Person of Indebtedness of others (other than by endorsement of negotiable instruments for collection in the ordinary course of business), (g) financing lease obligations that are required to be capitalized in accordance with GAAP, which, for the sake of clarity, does not include operating lease obligations, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty and (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor. For all purposes hereof, Indebtedness shall exclude intercompany liabilities arising from their cash management, tax, and accounting operations and intercompany loans, advances or Indebtedness made in the ordinary course of business.

“Intellectual Property” means trademarks, service marks, trade names, trade dress, domain names and other indications of origin, and the goodwill associated with the foregoing, mask works, inventions, patents, trade secrets, copyrights, know-how, rights in computer software and code (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property rights, in each case anywhere in the world.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, industrial control systems, and all other information technology equipment, and all associated documentation.

“Joint Ventures” means, collectively, Zhejiang Energy Atlas Marine Technology Co., Ltd. and Sea Sourcing Pte. Ltd.

“Key Employee” means any employee of the Company or any of its Subsidiaries whose annual base compensation is $500,000 or more.

“Knowledge” means (i) with respect to the Company, the actual knowledge after reasonable inquiry of the individuals listed on Section 1.01(a)(i) of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge after reasonable inquiry of the individuals listed on Section 1.01(a)(ii) of the Parent Disclosure Schedule.

“Legal Action” means any actions, suits, demands, complaints, objections, hearings, notices, arbitrations, grievances, litigations, claims, petitions, proceedings, appeals, charges or other civil, administrative or criminal proceedings or investigations (whether at law or in equity, by or before any Governmental Authority).

“Lien” means, with respect to any property or asset, any mortgage, lien (statutory or otherwise), pledge, charge, security interest, hypothecation, easement, right-of-way, lease, prescription right, encroachment, servitude, option, pre-emptive right, right of first offer or right of first refusal, transfer restriction, adverse ownership claim, title or survey defect, covenant, condition, restriction, encumbrance or other similar restriction, limitation or adverse claim of any kind in respect of such property or asset, whether incurred, arising or suffered voluntarily or by operation of law. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Losses” means any claims, liabilities, losses, fines, costs, royalties, proceedings, deficiencies or damages of any kind (whether absolute, accrued, contingent or otherwise), whether or not resulting from third-party claims, including reasonable out-of-pocket expenses and reasonable attorneys’ and accountants’ fees incurred in the investigation or defense of any of the same.

“Maritime Guidelines” shall mean any Applicable Law, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Company Vessel and to which a Company Vessel is subject and with which it is required to comply, imposed, published or promulgated by any Governmental Authority, the International Maritime Organization, such Company Vessel’s classification society or the insurer(s) of such Company Vessel.

“Member” means any Investor or any Specified Shareholder.

“MIBCA” means the Business Corporations Act of the Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

“Multiemployer Plan” has the meaning set forth Section 4.18(d).

“Newbuildings” means vessels contracted to be constructed or newly constructed for, but not yet delivered to the Company or any of its Subsidiaries.

“NYSE” means the New York Stock Exchange.

“Officers or Directors” means those Persons set forth on Schedule 1.01

“Order” means any judgment, injunction, ruling, decision, order or decree of a Governmental Authority of competent jurisdiction.

“Original Indebtedness” has the meaning set forth in the definition of “Permitted Replacement Indebtedness Facility”.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent and Merger Sub to the Company.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, would, or would reasonably be expected to, prevent or materially impede, interfere with, hinder or delay, Parent or Merger Sub from timely performing its obligations hereunder or consummating the Merger or the other transactions contemplated hereby.

“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet or notes thereto or securing liabilities reflected on the Company Balance Sheet or notes thereto, (ii) Liens for Taxes, assessments and similar charges that (A) are not yet due and payable or (B) are being contested in good faith by appropriate proceedings and for which an appropriate reserve has been established therefor in the Company Balance Sheet in accordance with GAAP, (iii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business and that are not yet due and payable or that are being contested in good faith by appropriate proceedings; provided, however, that an appropriate reserve has been established therefor in the Company Balance Sheet in accordance with GAAP, (iv) easements, rights-of-way, reservations and restrictions of record that do not, individually or in the aggregate, materially and adversely impair the continued use and operation of the property to which they relate in the business of the Company and its Subsidiaries, (v) any Liens or encumbrances on title affecting only a lessor’s (or sublessor’s) interest in any of the Leased Real Property which do not materially impair the occupancy or use of such Leased Real Property, (vi) zoning, entitlement, building codes, planning, entitlement, conservation restrictions and other land use regulations, ordinances or legal requirements imposed by any Governmental Authorities having jurisdiction over the Real Property, but excluding any violation thereof or any Lien arising as a result of a violation thereof, (vii) the terms and conditions of the leases, subleases, licenses, sublicenses or other occupancy agreements pursuant to which the Company or any of its Subsidiaries is a tenant, subtenant or occupant (other than in connection with any breach thereof) that do not, and would not be reasonably expected to, detract from the use or operation of the property subject thereto as currently used or operated by the Company or any of its Subsidiaries (or the value thereof) and (viii) non-exclusive licenses or sublicenses to Intellectual Property granted in the ordinary course of business.

“Permitted Replacement Indebtedness Facility” means indebtedness for borrowed money of the Company and its Subsidiaries that satisfies the following conditions: (i) such indebtedness (the “Replacement Indebtedness”) replaces, refinances, amends, refunds, renews, extends or otherwise modifies existing indebtedness for borrowed money of the Company or its Subsidiaries as in effect as of the date of this Agreement; (ii) the principal amount (together with unutilized commitments thereunder, as applicable) of all such Replacement Indebtedness taken as a whole shall be less than or equal to the principal amount (including any accreted or capitalized amount) then outstanding (together with unutilized commitments thereunder, as applicable) of the indebtedness being replaced, refinanced, amended, refunded, renewed, extended or otherwise modified (the “Original Indebtedness”), in the aggregate with all other Original Indebtedness, plus the aggregate amount of any accrued and unpaid interest in respect of the outstanding principal amount, fees and expenses in respect of such aggregate Original Indebtedness immediately prior to giving effect to any Replacement Indebtedness, taken as a whole plus other reasonable amounts paid, and fees and expenses reasonably incurred, in connection with the Replacement Indebtedness in the aggregate taken together with all other Replacement Indebtedness; (iii) such Replacement Indebtedness permits the transactions contemplated by this Agreement as of the date hereof; (iv) the aggregate weighted average life to maturity of all such Replacement Indebtedness taken as a whole shall be greater than or equal to the aggregate weighted average life to maturity of all Original Indebtedness taken as a whole; (v) no material terms (other than fees or interest rate) applicable to such Replacement Indebtedness or, if applicable, the related security or guarantees of such Replacement Indebtedness (including covenants, events of default, remedies, and acceleration rights) shall be, taken as a whole, materially more favorable to the providers of such Replacement Indebtedness than the terms that are applicable under the instruments and documents governing the Original Indebtedness, it being understood that if the instruments and documents in respect of any other Original Indebtedness contains any term (including covenants, events of default, remedies, and acceleration rights) that are in any Replacement Indebtedness, such terms will not be considered to be more favorable under this clause (v); (vi) the difference between (X) the Aggregate Net Present Value of all Replacement Indebtedness, taken as a whole and (Y) the Aggregate Net Present Value of all Original Indebtedness, taken as a whole (such difference to the extent it is a positive number, the “Yield Enhancement”), taken together with, but without duplication of, any Consent Fees paid in accordance with Section 6.08, shall not exceed the amount set forth on Section 9.02(e) of the Company Disclosure Schedule (or such greater amounts as may be reasonably acceptable to the Parent).

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the 1934 Act).

“Personal Information” means any information that, alone or in combination with other information held by or on behalf of the Company or any of its Subsidiaries, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any Applicable Law relating to the collection, storage, use, processing, disclosure or transfer thereof.

“Qualified Issuer” means any commercial bank (a) which has capital and surplus in excess of $250,000,000 and (b) the outstanding long-term debt securities of which are rated at least A by Standard & Poor’s or at least A2 by Moody’s, or carry an equivalent rating by a nationally recognized rating agency if both of the two named rating agencies cease publishing ratings of investments.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, disposing, or other release into or through the environment, and any abandonment or discarding of barrels, containers, or other closed receptacles containing any Hazardous Substance.

“Replacement Indebtedness” has the meaning set forth in the definition of “Permitted Replacement Indebtedness Facility”.

“Representatives” means, with respect to any Person, the directors, officers, employees, investment bankers, attorneys, accountants and other advisors of such Person, acting on such Person’s behalf.

“Reverse Confidentiality Agreement” means the confidentiality agreement dated as of October 20, 2022, between the Company and the Specified Stockholders or their applicable Affiliates.

“Sanctioned Country” means any country or region that is or has been in the last five (5) years the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Syria, and the Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (a) any Person listed in any Sanctions Laws-related list of designated Persons maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any Person organized or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a)-(c) so as to subject the Person to sanctions.

“Sanctions Laws” means all applicable U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Applicable Laws administered or enforced by the United States (including by the U.S. Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State), the United Nations Security Council, the European Union, any European Union member state or the United Kingdom, except to the extent inconsistent with U.S. law.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Series D Preferred Shares” means the Company’s 7.95% Cumulative Redeemable Perpetual Preferred Shares – Series D.

“Series H Preferred Shares” means the Company’s 7.875% Cumulative Redeemable Perpetual Preferred Shares – Series H.

“Series I Preferred Shares” means the Company’s Fixed-to-Floating Cumulative Redeemable Perpetual Preferred Shares – Series I.

“Series J Preferred Shares” means the Company’s 7.00% Cumulative Redeemable Perpetual Preferred Shares – Series J.

“Specified Shareholders” means (i) FF Group, (ii) Deep Water Holdings, LLC, The Kyle Roy Washington 2014 Trust, Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005, The Kevin Lee Washington 2014 Trust and (iii) David L. Sokol.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect at least a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned or controlled by such Person; provided that no Joint Venture shall be deemed a Subsidiary of the Company.

“Tax” means any U.S. federal, state, local, or non-U.S. tax, charge, duty, levy or other assessment, in each case, in the nature of a tax, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, imposed by any Taxing Authority responsible for the imposition of any such tax, and including any interest, penalty or addition thereto.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxing Authority” means any Governmental Authority having authority with respect to Taxes or Tax Returns.

“Termination Fee” means $60,000,000, inclusive of any applicable value-added tax.

“Third Party” means any Person, including any group (as defined in Section 13(d) of the 1934 Act) of Persons, other than Parent and its Affiliates and their respective Representatives acting on Parent’s behalf.

“Transaction Documents” means this Agreement, the Confidentiality Agreement, the Reverse Confidentiality Agreement, the Rollover Agreements, the Voting and Support Agreements, the Equity Commitment Letters, the Expense Reimbursement Agreement and any other agreement, certificate or other instrument executed and delivered in connection with this Agreement.

“vessel” means a ship which is propelled on the water by any mechanical means.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Alternative Transaction Agreement	6.04(a)
Anti-Corruption Laws	4.13(a)
Anti-Takeover Laws	4.27
Antitrust Division	8.01(b)
Approved Business Plan	6.01(b)(iv)
APR Holdback	8.10(b)
Articles of Merger	2.01(c)
Board of Directors	Recitals
CARES Act	4.19(f)
Certificates	2.03(a)
Charter Identified Shareholders	5.08(a)
Closing	2.01(b)
COBRA	4.18(h)
Collective Bargaining Agreements	4.21(a)(v)
Company	Preamble
Company Affiliate Contract	4.26
Company Common Shares	Recitals
Company Permits	4.12(b)
Company Preferred Shares	4.05(a).

Company Recommendation	4.02(b)
Company Related Parties	11.04(c)
Company SEC Documents	4.07(a)
Company Securities	4.05(c)
Company Organizational Documents	4.04
Company Shareholder Meeting	6.02
Company Subsidiary Securities	4.06(b)
Company Vessels	4.23(a)
Confidentiality Agreement	6.03(b)
Consent Fees	6.08
Continuing Employee	7.03(a)
D&O Insurance	7.03(c)
DPA	4.13(c)
e-mail	11.01
Effective Time	2.01(c)
End Date	10.01(b)(i)
Enforceability Exceptions	4.02(a)
Equity Commitment Letters	5.09(a)
Equity Financing	5.09(a)
Exchange Agent	2.03(a)
Exchange Agent Agreement	2.03(a)
Expense Reimbursement	11.04(a)
Expenses	11.04(a)
Final Quarter Dividend	6.07
FTC	8.01(b)
Identified Shareholders or Affiliates	5.08(a)
Incentive Equity Awards	4.05(c)
Indemnified Person	7.03(a)
Internal Controls	4.07(e)
Intervening Event	6.04(f)(ii)
Investors	Recitals
JBA Identified Parties	5.08(a)
Joint Bidding Agreement	5.08
Leased Real Property	4.14(b)
Letter of Transmittal	2.03(a)
Material Contract	4.20(a)
Merger	Recitals
Merger Consideration	2.02(a)
Merger Sub	Preamble
Multiemployer Plan	4.18(d)
New Plans	7.03(b)
Non-Party Affiliates	11.14
Notice Period	6.04(d)
ONE	Recitals
Owned Intellectual Property	4.15(a)
Owned Real Property	4.14(b)
Parent	Preamble
Parent Governing Documents	5.08(c)
Parent Related Parties	11.04(c)
Privacy Policies	4.15(d)
Proxy Statement	4.09
Real Property	4.14(b)

Real Property Lease	4.14(b)
Reference Time	4.05(a)
Required Amount	5.09(a)
Rollover Agreements	Recitals
Rollover Equity	5.08(b)
Rollover Investment	Recitals
Rollover Persons	5.10
Rollover Shares	Recitals
Schedule 13E-3	4.09
Solvent	5.10
Special Committee	Recitals
Specified Exercise	8.9(b)
Subject Securities	7.05(a)
Superior Proposal	6.04(f)(i)
Surviving Corporation	2.01(a)
Unaffiliated Shareholders	Recitals
Uncertificated Shares	2.03(a)
Voting Agreement Persons	5.11
Voting and Support Agreements	Recitals
WARN Act	4.18(b)

Section 1.02 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The word “or” shall be deemed to be inclusive. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.” References to any statute, law or other Applicable Law shall be deemed to refer to such statute, law or other Applicable Law as amended from time to time and, if applicable, to any rules or regulations promulgated thereunder. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to a “party” or the “parties” mean a party or the parties to this Agreement unless the context otherwise requires. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Except as otherwise expressly set forth herein, all amounts required to be paid hereunder shall be paid in United States currency in the manner and at the times set forth herein. References to a number of days shall refer to calendar days unless Business Days are specified. Any reference to “ordinary course of business” or any similar concept refers to the ordinary course of business of the Company and its Subsidiaries, taken as a whole, consistent with past practice. References to a date or time shall be deemed to be such date or time in New York, unless otherwise specified. The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and each has been represented by counsel of its choosing and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by such parties and no presumption or burden of proof will arise favoring or disfavoring any party due to the authorship of any provision of this Agreement. References to documents or information “made available” or

“provided” to Parent or similar terms shall mean documents or information uploaded at least two (2) Business Days prior to the date of this Agreement in the “Project Shangri-la” dataroom hosted on Firmex or in the Company’s public filings with the SEC at least two (2) Business Day prior to the date of this Agreement. Notwithstanding any defined term, representation, warranty, condition, or other provision of this Agreement to the contrary, the failure to secure, obtain or request consent of, or provide notice with respect to the transactions contemplated by this Agreement to, one or more Persons with respect to any of the Contracts on Schedule 1.02 shall not be considered a Company Material Adverse Effect and shall not be taken into account for purposes of determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

ARTICLE 2

THE MERGER

Section 2.01 The Merger. (a) Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the MIBCA, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b) Subject to the provisions of ARTICLE 9 and the other terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place through the electronic exchange of the applicable documents, using PDFs or electronic signatures, on the third Business Day after the date the conditions set forth in ARTICLE 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Special Committee (on behalf of the Company) may mutually agree in writing.

(c) Subject to the provisions of this Agreement, at the Closing, the Company and Merger Sub shall file articles of merger (the “Articles of Merger”) with the Registrar of Corporations of the Republic of the Marshall Islands as provided in Section 95 of the MIBCA. The Merger shall become effective at the time when the Articles of Merger have been duly filed with the Registrar of Corporations of the Republic of the Marshall Islands (or at such later date as may be agreed by Merger Sub and the Special Committee (on behalf of the Company) in writing and specified in the Articles of Merger in accordance with the MIBCA) (the “Effective Time”).

(d) From and after the Effective Time, the Surviving Corporation shall possess all of the rights, powers, privileges, immunities and purposes and be subject to all of the obligations, liabilities and penalties of the Company and Merger Sub, and all property, real and personal, shall be vested in the Surviving Corporation, all as provided under the MIBCA.

Section 2.02 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any further action on the part of the Company, Parent, Merger Sub or any holder of any share of capital stock of the Company, Parent or Merger Sub:

(a) Except as otherwise provided in Section 2.02(b), Section 2.02(c), Section 2.04(c) and Section 2.05, each Company Common Share outstanding immediately prior to the Effective Time shall be converted into the right to receive $15.50 in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such Company Common Shares shall no longer be outstanding and shall cease to exist and, subject to Section 6.07, shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.03, without interest.

(b) Each Company Common Share owned by the Company as treasury stock or owned by any wholly owned Subsidiary of the Company, in each case immediately prior to the Effective Time, shall be canceled, and no payment shall be made with respect thereto.

(c) Each Rollover Share shall remain outstanding as one (1) common share of the Surviving Corporation without any change.

(d) Each Designated Company Preferred Share shall remain outstanding.

(e) Each common share of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one (1) common share of the Surviving Corporation with the same rights, powers and privileges as the shares so converted.

Section 2.03 Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint American Stock Transfer & Trust Company, LLC (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration as promptly as practicable after the Effective Time (i) certificates representing Company Common Shares (the “Certificates”) or (ii) uncertificated Company Common Shares (the “Uncertificated Shares”). No later than ten (10) Business Days prior to the Effective Time, Parent shall enter into an agreement with the Exchange Agent in form and substance reasonably acceptable to the Special Committee and Parent (the “Exchange Agent Agreement”) pursuant to which Parent shall appoint the Exchange Agent. At or prior to the Effective Time, Merger Sub (or Parent on behalf of Merger Sub) shall make available to the Exchange Agent the aggregate Merger Consideration to be paid in respect of the shares represented by such Certificates and the Uncertificated Shares. Such funds may be invested by the Exchange Agent as directed by Parent; provided that (i) such funds shall only be invested in the manner provided in the Exchange Agent Agreement, (ii) no such investment or losses thereon shall affect the Merger Consideration payable to holders of Company Common Shares entitled to receive such consideration pursuant to Section 2.02(a), (iii) to the extent necessary to pay the Merger Consideration, the Surviving Corporation (or Parent on behalf of the Surviving Corporation) shall promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of Company Common Shares entitled to receive such consideration and (iv) no such investment shall have a maturity that would reasonably be expected to prevent or delay payments to be made pursuant to this Agreement. Any net profit resulting from such investments or interest or income produced by such investments shall be payable to the Surviving Corporation. As promptly as practicable after the Effective Time (but no later than five (5) Business Days thereafter), Parent shall cause the Surviving Corporation to send, or shall cause the Exchange Agent to send, to each holder of Company Common Shares entitled to receive the Merger Consideration pursuant to Section 2.02(a) at the Effective Time a letter of transmittal and instructions (which shall be in a form reasonably acceptable to the Company and Parent and finalized prior to the Effective Time and which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange (the “Letter of Transmittal”).

(b) Each holder of Company Common Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate (or affidavit of loss, theft or destruction of such Certification pursuant to Section 2.06), together with a properly completed and validly executed Letter of Transmittal in accordance with the instructions thereto (and such other documents as may reasonably be requested by the Exchange Agent), or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each Company Common Share pursuant to Section 2.02(a) represented by such Certificate or for each Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall, subject to Section 6.07, represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, as a condition to such payment, (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of Company Common Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this ARTICLE 2.

(e) No interest shall be paid or will accrue on any cash payable to holders of Certificates or Uncertificated Shares pursuant to this ARTICLE 2. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of Company Common Shares twelve (12) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such Company Common Shares for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent and the Surviving Corporation for payment of the Merger Consideration in respect of such Company Common Shares without any interest thereon.

(f) None of Parent, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of the Surviving Corporation, free and clear of all claims of interest of any Person previously entitled thereto.

(g) From and after the Effective Time, holders of Company Common Shares shall cease to have any rights as Company shareholders, except as provided herein or by Applicable Law.

Section 2.04 Treatment of Equity Awards.

(a) Company RSUs and Company Phantom Shares. At the Effective Time, each award of Company RSUs and each award of Company Phantom Shares shall, to the extent outstanding as of immediately prior to the Effective Time, with respect to each Company RSU or Company Phantom Share (as applicable) subject thereto, automatically and without further action on the part of any Person, be canceled and converted solely into the right of the holder thereof to receive:

(i) In the case of any Company RSU or Company Phantom Share (as applicable) that is vested as of the Effective Time (which for clarity, includes all outstanding Company Phantom Shares), on or within five (5) calendar days after the Closing, a cash payment, without interest, in an amount equal to (x) the Merger Consideration, plus (y) the value of any dividend-equivalent right payments accrued but not yet paid with respect to such Company RSU as of the Effective Time; and

(ii) In the case of any Company RSU that remains subject to one or more unsatisfied vesting conditions as of the Effective Time, the right to receive, at the time at which such Company RSU would have been settled in Company Common Shares by its terms (as in effect immediately prior to the Effective Time), a cash payment, without interest, in an amount equal to (x) the Merger Consideration, plus (y) the value of any dividend-equivalent right payments accrued but not yet paid with respect to such Company RSU as of the Effective Time. For clarity, if any termination of employment or other circumstance under which the former Company RSU that was converted into a right to cash payment in accordance with this Section 2.04(a)(ii) would have been forfeited occurs prior to the vesting of such cash payment right, then such right to cash payment shall be forfeited upon such employment termination or other circumstance and the holder of the right to such cash payment shall have no further right with respect thereto.

Notwithstanding the foregoing, to the extent that any Company RSU or Company Phantom Share constitutes “deferred compensation” for purposes of Section 409A of the Code, such Company RSU or Company Phantom Share (as applicable) shall be settled in accordance with its terms at a time that would not result in the application of additional Taxes or penalties under Section 409A of the Code. From and after the Effective Time, any canceled Company RSU and any canceled Company Phantom Share shall entitle its holder only to the payment of the amount set forth in this Section 2.04(a).

(b) Company Options. At the Effective Time, each award of Company Options shall, to the extent outstanding as of immediately prior to the Effective Time, with respect to each Company Option subject thereto, automatically and without further action on the part of any Person, be canceled and converted solely into the right of the holder thereof to receive:

(i) In the case of any Company Option that is vested as of the Effective Time, on or within five (5) calendar days after the Closing, a cash payment, without interest, in an amount equal to the amount by which the Merger Consideration exceeds the exercise price per Company Common Share of such Company Option; and

(ii) In the case of any Company Option that remains subject to one or more unsatisfied vesting conditions as of the Effective Time, the right to receive, at the time at which such Company Option would have become vested by its terms (as in effect immediately prior to the Effective Time), a cash payment, without interest, in an amount equal to the amount by which the Merger Consideration exceeds the exercise price per Company Common Share of such Company Option. For clarity, if any termination of employment or other circumstance under which the former Company Option that was converted into a right to cash payment in accordance with this Section 2.04(b)(ii) would have been forfeited occurs prior to the vesting of such cash payment right, then such right to cash payment shall be forfeited upon such employment termination or other circumstance and the holder of the right to such cash payment shall have no further right with respect thereto.

(c) Company Restricted Shares. At the Effective Time, each award of Company Restricted Shares (excluding for clarity any Rollover Shares) shall, to the extent outstanding as of immediately prior to the Effective Time, with respect to each Company Restricted Share subject thereto that is not a Rollover Share, automatically and without further action on the part of any Person, be canceled and converted solely into the right of the holder thereof to receive, at the time at which such Company Restricted Share would have vested by its terms (as in effect immediately prior to the Effective Time), a cash payment, without interest, in an amount equal to (x) the Merger Consideration, plus (y) the value of any dividend-equivalent right payments accrued but not yet paid with respect to such Company Restricted Share as of the Effective Time. For clarity, (i) if any termination of employment or other circumstance under which the Company Restricted Share that was converted into a right to cash payment in accordance with this Section 2.04(c) would be forfeited occurs prior to the vesting of such cash payment right, then such right to cash payment shall be forfeited upon such employment termination or other circumstance and the holder of the right to such cash payment shall have no further right with respect thereto, and (ii) any Company Restricted Share that is “vested” by its applicable terms but which remains at the Effective Time subject to forfeiture (or nominal/original purchase price repurchase) on any non-“cause” termination of employment or service shall be considered unvested for all purposes hereof unless and until such forfeiture (or repurchase condition), and any other applicable vesting conditions, lapse.

(d) Subject to Section 2.05, all payments under Section 2.04(a), Section 2.04(b) and Section 2.04(c) shall be made pursuant to the Company’s or the Surviving Corporation’s ordinary payroll practices, and shall be paid net of applicable Tax withholding and deductions.

(e) Prior to the Effective Time, the Company, the Board of Directors and the compensation committee of the Board of Directors, as applicable, shall provide any notice, obtain any necessary consents (with respect to clause (i) only), adopt applicable resolutions, amend the terms of the Company Stock Plan or any outstanding awards granted thereunder and take all other actions required under the Company Stock Plan, applicable award agreements or otherwise to (i) give effect to the transactions contemplated in this Section 2.04, and (ii) ensure that no Company RSU, no Company Phantom Share, no Company Option and no Company Restricted Share (or other incentive equity or equity-linked award issued by the Company or its Subsidiaries) shall vest or become exercisable or payable (as applicable) on an accelerated or enhanced basis as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby (whether alone or in combination with another event, including any termination of employment or service), and Parent shall be entitled to advance review of, and comment on, the foregoing materials, it being agreed that if an action contemplated by this clause (ii) requires the consent of an award recipient to be effective, the Company shall reasonably cooperate with Parent to facilitate the making of a request for such consent, however the failure to obtain any such consent or the lack of effectiveness of any change to the terms of the applicable award shall not be deemed a failure by the Company to perform its obligations hereunder.

Section 2.05 Adjustments. Subject to the terms of this Agreement, if, during the period between the date of this Agreement and the Effective Time, any change in the outstanding Company Common Shares shall occur by reason of any reclassification, recapitalization, stock split or stock dividend with a record date during such period, but excluding, for the avoidance of doubt, any change that results from any settlement of Company RSUs or exercise of Company Options, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted. For the avoidance of doubt, nothing in this Section 2.05 shall be deemed to permit the Company to take, or suffer to be taken, any action in violation of its obligations herein, including as set forth in Section 6.01.

Section 2.06 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Company Common Shares represented by such Certificate, as contemplated by this ARTICLE 2.

Section 2.07 No Appraisal Rights. No Company shareholder shall have any right to demand appraisal of any Company Common Shares or rights to dissent with respect to this Agreement or the transactions contemplated hereby, including the Merger.

Section 2.08 Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation, Parent and any of their agents or Affiliates shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any Person pursuant to this ARTICLE 2 or any other payments pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under any provision of U.S. federal, state, local or non-U.S. Tax law or under any other Applicable Law; provided, however, that notwithstanding the foregoing, Parent agrees that, except to the extent otherwise required by a change in Applicable Law after the date of this Agreement, to the Knowledge of Parent, no such deduction or withholding is required with respect to any amount payable pursuant to this ARTICLE 2, except (i) amounts treated as compensation for tax purposes; and (ii) in the case of a holder entitled to an exemption from or reduction of withholding Tax with respect to amounts payable pursuant to this ARTICLE 2, amounts subject to the deduction or withholding of Taxes (including, for the avoidance of doubt, any U.S. federal “backup withholding” Taxes) attributable to such holder’s failure to provide such properly completed and executed documentation reasonably requested by the Exchange Agent, the Surviving Corporation, Parent or any of their agents or Affiliates, as would permit such payments to be made without withholding or at a reduced rate of withholding. If Parent determines that any deduction or withholding is required under an Applicable Law in respect of a payment or other consideration otherwise deliverable pursuant to this Agreement, Parent shall provide written notice to the Company no less than five (5) days prior to the date on which such deduction or withholding is to be made, and the parties shall reasonably cooperate to mitigate any such requirement to the extent permitted by Applicable Law. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts and pays them over to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, the Surviving Corporation, Parent or any of their agents or Affiliates, as the case may be, made such deduction and withholding.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01 Articles of Incorporation. At the Effective Time, by virtue of the Merger, the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until amended in accordance with Applicable Law and subject to compliance with Section 7.02(c) hereof. The name of the Surviving Corporation immediately after the Effective Time shall be the name of the Company immediately prior to the Effective Time.

Section 3.02 Bylaws. At the Effective Time, by virtue of the Merger, the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in their entirety as set forth in the bylaws of Merger Sub in effect immediately prior to the Effective Time (except that references therein to the name of Merger Sub shall instead refer to “Atlas Corp.”) and, as so amended and restated, shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law (subject to compliance with Section 7.02(c) hereof).

Section 3.03 Directors and Officers. Except as set forth in Section 6.09, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (a) the directors of the Company immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as disclosed in any Company SEC Document filed after January 1, 2020 and prior to two (2) Business Days before the date of this Agreement (including the exhibits and schedules thereto, but excluding (i) any forward-looking disclosures set forth in any “risk factors” section, (ii) any disclosures in any “forward-looking statements” section and (iii) any other statements that are similarly predictive, cautionary or forward-looking in nature, in each case, other than historical facts included therein); it being understood that nothing disclosed in any Company SEC Document shall be deemed to be a qualification of or modification to the representations and warranties in Section 4.01, Section 4.02, Section 4.03, Section 4.05, Section 4.06, or Section 4.24 or (y) subject to Section 11.05, as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands and has all corporate power and authority required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The name of the Company when it was originally formed was Atlas Holdings Ltd.

Section 4.02 Corporate Authorization.

(a) The execution, delivery and, assuming the accuracy of the representation in the last sentence of Section 5.08(a), performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, assuming the accuracy of the representation in the last sentence of Section 5.08(a) and except for the receipt of the Company Shareholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. Assuming the accuracy of the representation in the last sentence of Section 5.08(a), the Company Shareholder Approval is the only vote of the holders of any Company Securities necessary to approve and adopt this Agreement and to consummate the Merger. Assuming the accuracy of the representation in the last sentence of Section 5.08(a), no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the Company Shareholder Approval and the filing of the Articles of Merger pursuant to the MIBCA. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by each of Parent and Merger Sub and assuming the accuracy of the representation in the last sentence of Section 5.08(a), this Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Applicable Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies in any Legal Action (collectively, the “Enforceability Exceptions”)).

(b) The Special Committee has unanimously (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to, and in the best interests of, the Unaffiliated Shareholders, and (B) recommended that the Board of Directors (i) determine that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Unaffiliated Shareholders, (ii) declare this Agreement and the transactions contemplated hereby, including the Merger, advisable, (iii) authorize and approve this Agreement, the execution and delivery by the Company of this Agreement, the performance by the Company of the covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein and (iv) recommend that the Company’s shareholders vote to approve and adopt this Agreement in accordance with the MIBCA.

(c) At a meeting duly called and held, the Board of Directors (acting in accordance with the unanimous recommendation of the Special Committee) has unanimously duly adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Unaffiliated Shareholders, (ii) declaring this Agreement and the transactions contemplated hereby, including the Merger, advisable, (iii) authorizing and approving this Agreement, the execution and delivery by the Company of this Agreement, the performance by the Company of the covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein, (iv) directing that this Agreement be submitted to the Company’s shareholders for approval, and notice and a copy of this Agreement shall be given to all shareholders of record whether or not entitled to vote, and (v) recommending that the Company’s shareholders vote to approve and adopt this Agreement in accordance with the MIBCA (such recommendation, the “Company Recommendation”), which resolutions have not been rescinded, modified or withdrawn as of the date hereof.

Section 4.03 Governmental Authorization. Assuming the accuracy of the representation in Section 5.08(c), the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no authorization or other action by or in respect of, or filing by the Company with, any Governmental Authority, other than (a) compliance with applicable requirements of (i) Competition Laws and (ii) Foreign Investment Laws that are set forth on Section 4.03 of the Company Disclosure Schedule, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws, including the filing with the SEC of the Schedule 13E-3, which shall include the Proxy Statement, (c) the filing of the Articles of Merger with the Registrar of Corporations of the Republic of the Marshall Islands and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (d) compliance with the rules and regulations of the NYSE and (e) where failure to obtain any such authorization, take any such action or make any such filing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04 Non-Contravention. Except as set forth on Section 4.04 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and, assuming compliance with the matters referred to in Section 4.03 and receipt of the Company Shareholder Approval, the consummation of the transactions contemplated hereby, do not and will not (a) assuming the accuracy of the representation in the last sentence of Section 5.08(a), contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws of the Company (such documents, collectively, the “Company Organizational Documents”), (b) assuming the accuracy of the representation in the last sentence of Section 5.08(a), contravene, conflict with, or result in a violation or breach of any Applicable Law, (c) assuming the accuracy of the representation in Section 5.08(c), require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, or acceleration of any material right or obligation or the loss of any material benefit to which the Company or any of its Subsidiaries is entitled, in each case, with or without notice or the lapse of time or both, under any provision of any Contract or other instrument binding upon the Company or any of its Subsidiaries or to which their respective properties or assets are subject, (d) assuming the accuracy of the representation in Section 5.08(c), result in the creation or imposition of any Lien (other than any Permitted Lien) on any asset of the Company or any of its Subsidiaries or (e) assuming the accuracy of the representation in Section 5.08(c), result in a violation of, a termination (or right of termination) or cancellation of, or default under, or the creation or acceleration of any obligation or the loss or reduction of a benefit under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, or other Contract to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, other than, in the case of each of clauses (b) through (e), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05 Capitalization.

(a) As of immediately prior to the opening of financial markets on the date hereof, the authorized share capital of the Company consists of 400,000,000 Company Common Shares and 150,000,000 preferred shares, par value $0.01 per share (“Company Preferred Shares”). As of immediately prior to the opening of financial markets on the date hereof, there are outstanding (i) 281,259,417 Company Common Shares (including an aggregate of 6,556,610 Company Restricted Shares), which have voting rights and are entitled to vote on the Merger, (ii) 727,351 shares held in treasury subject to release upon satisfaction of criteria in the APR Purchase Agreement, which until issued will not be entitled to vote on the Merger, (iii) 5,093,728 Series D Preferred Shares, par value of $0.01 per share, which have limited voting rights and are not entitled to vote on the Merger, (iv) 9,025,105 Series H Preferred Shares, par value of $0.01 per share, which have limited voting rights and are not entitled to vote on the Merger, (v) 6,000,000 Series I Preferred Shares, par value of $0.01 per share, which have limited voting rights and are not entitled to vote on the Merger, (vi) 12,000,000 Series J Preferred Shares, par value of $0.01 per share, which have limited voting rights and are not entitled to vote on the Merger, (vii) Company Options to purchase an aggregate of 2,000,000 Company Common Shares (of which options to purchase an aggregate of 700,000 Company Common Shares are vested and exercisable), and (viii) 2,005,726 Company Common Shares subject to Company RSUs and 455,000 Company Common Shares subject to Company Phantom Shares. All outstanding share capital of the Company has been, and all shares that may be issued, including pursuant to any Company Options, prior to the Effective Time will be, when issued, duly authorized and validly issued, fully paid and non-assessable and not subject to or issued in violation of any pre-emptive rights, rights of first refusal or other similar rights of any Person. Since the Reference Time, other than as a result of any settlement of Company RSUs or Company Phantom Share or exercise of Company Options in accordance with their applicable terms as in effect on the date hereof, neither the Company nor any of its Subsidiaries has (1) issued, delivered, sold, announced, pledged, transferred, subjected to any Lien (other than any Permitted Lien) or granted or otherwise encumbered or disposed of any Company Securities or incurred any obligation to make any payments to any Person based on the price or value of any Company Securities or (2) other than with respect to the Company’s regular quarterly dividends, including as permitted by Section 6.07, established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Company Securities. Other than the Company Common Shares, no classes or series of shares of the Company are entitled to vote as a class on the Merger. The classes or series of shares of the Company are entitled to vote as a class on such matters as is required for such classes or series of shares by the MIBCA.

(b) As of the date of this Agreement, except for the Exchangeable Notes or Company Common Shares subject to the APR Holdback, there are no outstanding bonds, debentures, notes or other Indebtedness of the Company or its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders or equityholders of the Company or any of its Subsidiaries may vote, or the value of which is directly based upon or derived from the capital stock, voting securities or other Company Securities on which shareholders or equityholders of the Company or any of its Subsidiaries may vote, or the value of which is directly based upon or derived from the capital stock, voting securities or other Company Securities of the Company or any of its Subsidiaries.

(c) Except as set forth in Section 4.05(a), as permitted or contemplated by Section 6.01 or with respect to the FFH Warrants or Company Common Shares subject to the APR Holdback, and for changes since 5:00 p.m. (New York City time) on October 28, 2022 (the “Reference Time”) resulting from any settlement of Company RSUs or Company Phantom Shares or exercise of Company Options, as of the date hereof, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options, rights of first refusal or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in the Company, (iv) stock options, restricted shares, stock appreciation rights, performance units, stock units, other incentive equity or equity-linked rights or awards, or contingent value rights, “phantom” stock, profit participation or similar securities or rights, in each case to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clause (iv), “Incentive Equity Awards,” and the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”), (v) other than the Voting and Support Agreements, voting trusts, proxies or other similar agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the disposition or voting of any shares of capital stock of the Company or any of its Subsidiaries or (vi) contractual obligations or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound restricting the transfer of, or requiring the registration for sale of, any Company Securities or any securities of the Company’s Subsidiaries. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.

(d) None of the Company Securities are owned by any Subsidiary of the Company.

(e) Section 4.05(e) of the Company Disclosure Schedule contains a correct and complete list, as of the date hereof, of all outstanding Company Options, Company RSUs, Company Phantom Shares and Company Restricted Shares, including the date of grant, and where applicable, the number of Company Common Shares currently subject to such outstanding award, exercise price, term and vesting schedule (including any applicable accelerated vesting conditions), type of Company Option (i.e., “incentive stock option” or “nonqualified stock option”) and the date on which such Company Option expires. All Company Options, Company RSUs, Company Phantom Shares, and Company Restricted Shares are evidenced by written award agreements, in each case, substantially in the forms that have been made available to Parent. All Company RSUs, Company Phantom

Shares, Company Options and Company Restricted Shares have been issued or granted, as applicable, in compliance in all material respects with all Applicable Law and with the terms of the Company Stock Plan by valid action of the Company taken on or prior to the purported grant or issuance date, and all Company Options have an exercise price set as of the grant date at or above the fair market value of the Company Common Shares underlying such Company Options as of the grant date (determined in accordance with Section 409A of the Code). Except as set forth on Section 4.05(e) of the Company Disclosure Schedule, the Company has not granted or issued any Incentive Equity Awards, and the Company has no unsatisfied commitment or obligation to grant or issue any Incentive Equity Award to any Person.

(f) Except as set forth on Section 4.05(f) of the Company Disclosure Schedule, and except with respect to limitations contained in this Agreement, neither the Company nor any of its Subsidiaries is a party to any Contract limiting the ability of the Company or any of its Subsidiaries to make any payments, directly or indirectly, by way of dividends, advances, repayments of loans or advances, reimbursements of management and other intercompany charges, expenses and accruals or other returns on investments or any other Contract that restricts the ability of the Company or any of its Subsidiaries to make any payment, directly or indirectly, to its shareholders.

Section 4.06 Subsidiaries.

(a) Each Subsidiary of the Company is a legal entity duly organized, validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, and has all corporate power and authority required to carry on its business as now conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All material Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

(b) All of the outstanding equity interests in each Subsidiary of the Company, and all of the equity interests in each of the Joint Ventures indicated on Section 4.06(b) of the Company Disclosure Schedule as being owned (directly or indirectly) by the Company, have been validly issued, are fully paid and non-assessable and are owned by the Company, directly or indirectly, free and clear of any material Lien (other than any Permitted Lien). As of the date of this Agreement, there are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options, rights of first refusal or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) stock options, restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock, profit participation or similar securities or rights, in each case to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

Section 4.07 SEC Filings; Internal Controls.

(a) The Company has filed with or furnished to, as applicable, the SEC all reports, schedules, forms, certifications, registration statements, proxy statements, other statements, prospectuses and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2020 (the reports, schedules, forms, certifications, registration statements, proxy statements, other statements, prospectuses and other documents filed or furnished with the SEC (whether required or filed on a voluntary basis, in each case, including any supplements or amendments thereto and all exhibits and schedules thereto and other information incorporated therein by reference, the “Company SEC Documents”)).

(b) As of its filing or furnishing date (or, in the case of registration statements, as amended or supplemented, if applicable, solely on the dates such registration statements or amendments became effective), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing or furnishing date (or, in the case of registration statements, as amended or supplemented, if applicable, solely on the dates such registration statements or amendments became effective) (or, if amended or superseded prior to the date hereof, as of the date of such amended or superseded filing or furnishing), each Company SEC Document filed or furnished pursuant to the 1934 Act did not, and each Company SEC Document filed or furnished subsequent to the date hereof will not, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments in comment letters received from the SEC or its staff regarding any of the Company SEC Documents and to the Company’s Knowledge, none of the Company SEC Documents is the subject of ongoing SEC review or investigation. Except as set forth on Section 4.07(c) of the Company Disclosure Schedule, none of the Company’s Subsidiaries is required to file or furnish any forms, reports, or other documents with the SEC and neither the Company nor any of its Subsidiaries is required to file or furnish any forms, reports, or other documents with any securities regulation (or similar) regime of a non-United States Governmental Authority.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e) The Company and each of its officers (to the extent required) have made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents. As of the date hereof, neither the Company nor any of its officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications and statements. The Company, in material compliance with Rule 13a-15 under the 1934 Act, has established and maintains disclosure controls and procedures reasonably designed to ensure that material information required to be disclosed by the Company in the reports that it files or furnishes under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules, regulations and forms of the SEC and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer and the principal financial officer of the Company to make the certifications required under the 1934 Act with respect to such reports. The Company has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the 1934 Act) as required by Rule 13a-15 under the 1934 Act that are reasonably designed to provide reasonable assurances regarding the reliability of financial reporting for the Company and its Subsidiaries for external purposes in accordance with GAAP. Except as set forth on Section 4.07(e) of the Company Disclosure Schedule, since January 1, 2020, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of: (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data or (ii) any fraud, whether or not material, that involves management or other employees of the Company or any of its Subsidiaries who have a significant role in the preparation of the Company’s financial statements or the Company’s Internal Controls. Since January 1, 2020, there have been no material written complaints (and, to the Knowledge of the Company, no other material complaints) from a Governmental Authority regarding Internal Controls of the Company or any Subsidiary of the Company.

(f) Except as set forth on Section 4.07(f) of the Company Disclosure Schedule, since January 1, 2020, (i) there has been no material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls, and (ii) no current or former attorney representing the Company or any of the Company’s Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors or any committee thereof or to any director or executive officer of the Company.

Section 4.08 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements (including, in each case, the notes thereto) of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods covered thereby (subject to normal year-end audit adjustments, none of which are expected to be material individually or in the aggregate, and the absence of footnote disclosures in the case of any unaudited interim financial statements), in each case, in conformity with GAAP applied in all material respects on a consistent basis during the periods involved (except as may be indicated in the notes thereto). KPMG LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountant of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangements” that would be required to be disclosed under Item 5 of Form 20-F promulgated by the SEC.

Section 4.09 Disclosure Documents. The proxy statement of the Company (to be included in the Schedule 13E-3) to be filed with the SEC in connection with the Merger (including any amendments or supplements thereto and any other document incorporated or referenced therein, the “Proxy Statement”) and the Rule 13E-3 transaction statement on Schedule 13E-3 of the Company to be filed with the SEC in connection with the Merger (including any amendments or supplements thereto and any other document incorporated or referenced therein, the “Schedule 13E-3”) will, when definitively filed with the SEC, comply as to form in all material respects with the applicable requirements of the 1934 Act. At the time the Proxy Statement and Schedule 13E-3 and any amendments or supplements thereto are first mailed to the Company’s shareholders and at the time of the Company Shareholder Meeting, the Proxy Statement and Schedule 13E-3, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 do not apply to statements or omissions included or incorporated by reference in the Proxy Statement or Schedule 13E-3 based upon information supplied in writing to the Company or the Special Committee by or on behalf of Parent or Merger Sub or any of their respective Affiliates and Representatives specifically for use or incorporation by reference therein (including any such information provided by any Specified Shareholders or their designees to the Board of Directors).

Section 4.10 Absence of Certain Changes.

(a) Except as set forth on Section 4.10(a) of the Company Disclosure Schedule, since the Company Balance Sheet Date and until the date hereof, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices in all material respects (except (i) in connection with modifications, suspensions or alterations of operations resulting from, or determined by the Company or its Subsidiaries to be advisable and reasonably necessary in response to, COVID-19 or COVID-19 Measures and (ii) with respect to this Agreement and discussions, negotiations and transactions related thereto).

(b) From the Company Balance Sheet Date through the date of this Agreement, there has not been any Company Material Adverse Effect.

(c) From the Company Balance Sheet Date and until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01(b)(ii)(A), Section 6.01(b)(ii)(B), Section 6.01(b)(xi), Section 6.01(b)(xii), Section 6.01(b)(xiv) or Section 6.01(b)(xv).

Section 4.11 No Undisclosed Material Liabilities. As of the date hereof, there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required under GAAP to be disclosed and provided for in a consolidated balance sheet of the Company, other than: (a) liabilities or obligations disclosed and accrued or reserved for or otherwise reflected in the Company Balance Sheet; (b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date (none of which relate to a breach of Contract, breach of warranty, tort, infringement, violation of or liability under any Applicable Law or any Legal Action); (c) liabilities or obligations permitted by, or incurred in connection with the transactions contemplated hereby; and (d) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12 Compliance with Laws; Permits.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are and have been at all times since January 1, 2020 in compliance with, and to the Knowledge of the Company, are not under investigation with respect to and have not been threatened in writing to be charged with or given written notice of any material violation of, any Applicable Law (including Maritime Guidelines).

(b) Each of the Company and its Subsidiaries has all licenses, permits, franchises, approvals, authorizations, registrations, certifications, accreditations and consents of all Governmental Authorities (collectively, the “Company Permits”) that are necessary pursuant to Applicable Law (including Environmental Law and Maritime Guidelines) to own, lease and operate its properties and assets (including the Company Vessels) and for the conduct of its business as presently conducted, except where the failure to be in possession of such Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation of any Company Permits, except for such violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Section 4.12(b) of the Company Disclosure Schedule, since January 1, 2020, none of Company or any of its Subsidiaries has received any written notice of any action pending or, to the Knowledge of the Company, threatened in writing by any Governmental Authority to revoke, withdraw, modify, restrict or suspend any Company Permit, and no event has occurred which, with or without the giving of notice, the passage of time, or both, has resulted in, or would reasonably be expected to result in, a revocation, withdrawal, modification, restriction or suspension of any Company Permit, except where such revocation, withdrawal, modification, restriction or suspension would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13 Compliance with Anti-Corruption and Anti-Money Laundering Laws; Sanctions.

(a) Since January 1, 2020, none of the Company or any of its Subsidiaries or any of their respective directors or officers, or to the Knowledge of the Company, any of their other respective employees, agents or

Persons acting on their behalf, has, in connection with or acting on behalf of the Company or any of its Subsidiaries, directly or indirectly, made or offered any unlawful payment or kickback of any kind, or offered or promised to make any unlawful payment or kickback, of anything of value to any foreign or domestic government official, or otherwise for the purpose of (i) influencing any act or decision of such party in his or her official capacity, (ii) inducing such party to do or omit to do any act in violation of his or her lawful duties or (iii) inducing a government official to influence or affect any act or decision of any Governmental Authority; in each case, or otherwise, in violation of any Applicable Law governing corrupt practices, bribery, political contributions or money laundering or anti-terrorism, including the U.S. Foreign Corrupt Practices Act of 1977 (“Anti-Corruption Laws”). Except as set forth on Section 4.13(a) of the Company Disclosure Schedule, since January 1, 2020, none of the Company or any of its Subsidiaries or any of their respective directors or officers, or to the Knowledge of the Company, any of their other respective employees, agents or Persons acting on their behalf (1) has been a defendant in any unsealed qui tam, false claims act or similar false claims action, (2) has made any voluntary disclosure to any Governmental Authority, (3) has been subject to any Order or any material criminal, civil or administrative fine, litigation matter or penalty imposed by any Governmental Authority, or (4) has been party to, or has any reporting obligations pursuant to, any corporate integrity agreement, monitoring agreement, consent decree, certification of compliance agreement, deferred or non-prosecution agreement, settlement agreement or similar agreement with a Governmental Authority. The Company and its Subsidiaries have implemented and maintain in effect policies, procedures, and controls, including a system of internal accounting controls, which are reasonably designed to comply with applicable Anti-Corruption Laws, and have maintained reasonably complete and accurate books and records of payments, gifts, and other things of value provided to any agents, consultants, representatives, third parties, and Governmental Authorities.

(b) Neither the Company nor any of its Subsidiaries nor any of their directors or officers, nor to the Knowledge of the Company, any employees or agents of the Company or its Subsidiaries is currently or within the past five (5) years has been: (i) a Sanctioned Person; (ii) subject to debarment or any list-based designations under any Ex-Im Laws; (iii) engaged in transactions, dealings, or activities that might reasonably be expected to cause such Person to become a Sanctioned Person; or (iv) in violation of any applicable Sanctions Laws and Ex-Im Laws. The Company and its Subsidiaries have, within the past five (5) years: (i) complied in all material respects with applicable Sanctions Laws and Ex-Im Laws; (ii) maintained in place and implemented controls and systems to comply with applicable Sanctions Laws and Ex-Im Laws; and (iii) not engaged in any dealings or transactions, direct or indirect, with, involving, or for the benefit of any Sanctioned Person or in any Sanctioned Country. Neither the Company nor any of its Subsidiaries nor any of their directors or officers, nor to the Knowledge of the Company, any employees or agents of the Company or its Subsidiaries has made any unlawful payment or given, offered, promised or authorized or agreed to give, any money or thing of value, directly or indirectly, to any government official or other Person in violation of any applicable Anti-Corruption Laws. Within the past five (5) years, neither the Company nor any of its Subsidiaries has received from any Governmental Authority or any other Person any notice, inquiry or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Sanctions Laws, Ex-Im Laws, or Anti-Corruption Laws.

(c) The Company and its Subsidiaries do not engage in (i) the design, fabrication, development, testing, production or manufacture of “critical technologies” within the meaning of Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (ii) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (iii) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA.

Section 4.14 Litigation.

(a) There is no Legal Action pending by or against, or, to the Knowledge of the Company, threatened in writing by or against, the Company or any of its Subsidiaries by or before (or, in the case of threatened Legal

Action, that would be by or before) any Governmental Authority, or any Order outstanding against the Company or any of its Subsidiaries, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since January 1, 2020, no Order or settlement agreement with a Governmental Authority has been entered that imposes any material continuing obligations on the Company or any of its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 4.14(b) of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of each Legal Action and order, injunction, judgment or decree that (i) resulted in any criminal sanctions to the Company or its Subsidiaries since January 1, 2020, (ii) since January 1, 2020, resulted in an Order requiring payments in excess of $1,000,000, individually or in the aggregate, in each case by or against the Company or its Subsidiaries or, in their capacity as such, any of their respective officers or directors, or (iii) since January 1, 2020, imposed any injunctive relief with respect to, or that has imposed material restrictions on the operations or business of, the Company or its Subsidiaries.

Section 4.15 Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or as set forth on Section 4.15(a) of the Company Disclosure Schedule, the Company and its Subsidiaries have good and valid (and, with respect to Owned Real Property, marketable and record) title to, or to the extent not owned, valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business, in each case, free and clear of all Liens other than Permitted Liens.

(b) As of the date hereof, Section 4.15(b) of the Company Disclosure Schedule sets forth a true and complete list of (i) all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”) and (ii) all real property leased by or for the benefit of the Company or any of its Subsidiaries for which the Company or its Subsidiaries make minimum annual base rent payments of $250,000 (the “Leased Real Property” and together with the Owned Real Property, the “Real Property”). The Company has delivered or made available to Parent copies of all leases, subleases or licenses, and all material amendments and modifications thereof, with respect to the Leased Real Property (each, a “Real Property Lease”).

(c) Except as set forth on Section 4.15(c) of the Company Disclosure Schedule, (i) each Real Property Lease is valid and in full force and effect, (ii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any other party to a Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a material default under the provisions of such Real Property Lease, and (iii) neither the Company nor any of its Subsidiaries has received written notice that it has materially breached, violated or defaulted under any Real Property Lease. The Company has not collaterally assigned or granted any mortgage or other security interest in any Real Property Lease or any interest therein (other than Permitted Liens). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Liens on the estate or interest created by any Real Property Lease other than Permitted Liens.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has not received any written notice that all or any portion of Real Property is subject to any governmental order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Authority (or other party with the power of eminent domain) with or without payment of compensation therefor.

(e) Except for any Permitted Liens and as set forth in Section 4.15(e) of the Company Disclosure Schedule and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no contractual or legal restrictions that prevent the Company or any of its Subsidiaries from using any Real Property for its current use and (ii) all structures and other buildings on the Real Property are in good operating condition without structural defects, are suitable and sufficient for the current use thereof, and none of such structures or buildings is in need of maintenance or repairs except for ordinary, routine maintenance and repairs, and except for ordinary wear and tear.

(f) The Real Property constitutes all material interests in real property currently used, occupied or held for use and necessary in connection with the business of the Company and its Subsidiaries as currently conducted.

Section 4.16 Intellectual Property; Data Privacy and Security.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or its Subsidiaries own all right, title and interest in all Intellectual Property owned by the Company or its Subsidiaries (the “Owned Intellectual Property”) free and clear of all Liens, other than Permitted Liens and (ii) all material items of Owned Intellectual Property that are registered or otherwise filed with the U.S. Patent and Trademark Office, U.S. Copyright Office, or equivalent foreign registering body anywhere in the world are subsisting and, to the Knowledge of the Company, valid and enforceable.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or as set forth on Section 4.16(b) of the Company Disclosure Schedule: (i) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any valid and enforceable Intellectual Property rights of any Person; (ii) to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating the Intellectual Property rights owned by the Company or its Subsidiaries; (iii) there is no material claim pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries have infringed, misappropriated or otherwise violated any valid and enforceable Intellectual Property rights of any Person; (iv) (A) none of the Owned Intellectual Property is subject to any outstanding judgment, injunction, order or decree restricting the use thereof by the Company or its Subsidiaries and (B) there are no pending or, to the Knowledge of the Company, threatened claims or allegations seeking to challenge the validity, enforceability or ownership of the Company’s or any of its Subsidiaries’ rights in any material Intellectual Property owned by the Company or its Subsidiaries; and (v) the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Intellectual Property owned by the Company or its Subsidiaries, the value of which to the Company and its Subsidiaries is contingent upon maintaining the confidentiality thereof.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or as set forth on Section 4.16(c) of the Company Disclosure Schedule, the IT Assets owned, used or held for use by the Company or any of its Subsidiaries: (i) are sufficient for the current needs of the businesses of the Company and its Subsidiaries; (ii) to the Knowledge of the Company, have not malfunctioned or failed within the past three (3) years and (iii) to the Knowledge of the Company, are free from any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants, spyware and any other disabling or malicious code.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or as set forth on Section 4.16(d) of the Company Disclosure Schedule, (i) the Company and its Subsidiaries have not, since January 1, 2020, experienced any unauthorized access to or other breach of security with respect to any IT Assets, Personal Information or trade secrets owned, used or held for use by the Company or any of its Subsidiaries; (ii) (A) the Company and its Subsidiaries have complied with all Applicable Laws and with their own respective privacy policies (“Privacy Policies”) relating to the collection, storage, use, processing, disclosure and transfer of any Personal Information and (B) neither the Company nor any of its

Subsidiaries has received a complaint from any Governmental Authority or any other third party regarding its collection, storage, use, processing, disclosure or transfer of Personal Information that is pending or unresolved and, to the Knowledge of the Company, there are no facts or circumstances that would give rise to any such complaints; and (iii) the Company and its Subsidiaries have reasonably designed security measures in place to protect any Personal Information under their possession or control from any use or access that would violate Applicable Law, the Privacy Policies or any contractual obligations applicable to the Company or any of its Subsidiaries.

Section 4.17 Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except as set forth on Section 4.17 of the Company Disclosure Schedule:

(a) All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Laws (taking into account all extensions), and all such Tax Returns are true, correct and complete. All Taxes that are due and payable by the Company or its Subsidiaries have been paid.

(b) Each of the Company and its Subsidiaries has paid or has withheld and remitted to the appropriate Taxing Authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, except for any such Taxes being contested in good faith and for which adequate reserves have been established on the financial statements of the Company, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all such Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c) There is no audit or Legal Action now pending or threatened in writing against or with respect to the Company or its Subsidiaries in respect of any Tax.

(d) Neither the Company nor any of its Subsidiaries has filed with any Governmental Authority any agreement extending or waiving the application of any statute of limitations applicable to any claim for, or the period for assessment and collection of, any Taxes.

(e) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or any similar transaction under any similar provision of U.S. state or local or non-U.S. Law.

(f) There are no Liens in respect of or on account of Taxes on any of the assets or properties of the Company or any of its Subsidiaries, other than Permitted Liens.

(g) As of immediately before the Closing, neither the Company nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than any such group the common parent of which is the Company or any of its Subsidiaries), (ii) has any liability for the Taxes of any Person (other than any of the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), or as a transferee or successor, or (iii) is a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in commercial agreements not primarily related to Taxes, and other than any agreement or arrangement solely among the Company and its Subsidiaries).

(h) Within the last three (3) years, neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported to or intended to be governed in whole or in part by Section 355(a) of the Code.

(i) No claim has been made in writing by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that the Company or its Subsidiary is or may be subject to taxation by such jurisdiction.

(j) The Company is, and at all times during its existence has been, an entity classified as an association taxable as a corporation for U.S. federal income tax purposes (and any applicable U.S. state or local tax purposes).

Section 4.18 Employee Benefit Plans.

(a) Section 4.18(a) of the Company Disclosure Schedule accurately and completely lists each material Company Plan. With respect to each Company Plan, the Company has made available to Parent correct and complete copies (or, to the extent no written plan exists, an accurate description thereof) of such plan and all material amendments thereto, and, to the extent applicable: (i) all related trust agreements, funding arrangements and insurance contracts; (ii) the most recent determination, advisory or opinion letter received regarding the tax-qualified status of each Company Plan; (iii) the most recent financial statements for each Company Plan; (iv) the Form 5500 Annual Returns/Reports and Schedules for the most recent plan year for each Company Plan; (v) the current summary plan description and any related summary of material modifications and, if applicable, summary of benefits and coverage, for each Company Plan; and (vi) all actuarial valuation reports related to any Company Plans.

(b) Each Company Plan has been established, administered, funded and maintained in compliance with its terms and Applicable Law, including but not limited to ERISA and the Code, except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Plan that is intended to qualify for special tax treatment, including without limitation under Section 401(a) of the Code, meets all applicable requirements for such treatment and, to the Company’s Knowledge, no circumstance exists that would reasonably be expected to result in the loss of such qualified status, (ii) the Company and its Subsidiaries, where applicable, have timely made all contributions, distributions, benefits, premiums, and other payments required by and due under the terms of each Company Plan and Applicable Law and accounting principles, and all benefits accrued under any unfunded Company Plan have been paid, accrued, or otherwise adequately reserved to the extent required by, and in accordance with GAAP, (iii) no liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any ERISA Affiliate within the past six (6) years that has not been satisfied in full (other than with respect to amounts not yet due), (iv) except to the extent limited by Applicable Law, each Company Plan can be amended, terminated, or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, Merger Sub, the Company, or any of its Subsidiaries (other than ordinary administration expenses and in respect of accrued benefits thereunder), (v) no Company Plan is presently or has within the three (3) years prior to the date hereof, been the subject of an examination or audit by a Governmental Authority or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Authority, (vi) no Legal Action (other than routine claims for benefits) is pending against, or is threatened against, any Company Plan, (vii) neither the Company nor any of its Subsidiaries or any ERISA Affiliate has engaged in a transaction that could subject the Company, and of its Subsidiaries or any ERISA Affiliate to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA and (viii) all Company Foreign Plans (A) have been operated and maintained in accordance with their terms and all Applicable Laws and the requirements of such Company Foreign Plan’s governing documents and any applicable collective bargaining or other labor agreements, (B) if they are intended to qualify for special Tax treatment, meet all requirements for such treatment, and (C) if they are required to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with Applicable Law.

(c) Except as set forth in Section 4.18(c) of the Company Disclosure Schedule, no Company Plan is subject to Title IV of ERISA, and no Company Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, provident fund, gratuity or similar plan or arrangement or has any unfunded or underfunded liabilities, and neither the Company nor any of its Subsidiaries or any ERISA Affiliate sponsors, maintains, contributes to or has any current or contingent liability under or with respect to a plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(d) Except as set forth in Section 4.18(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries or any ERISA Affiliate currently contributes to, has contributed to within the last six (6) years, or has any current or contingent material liability under or with respect to, (i) any multiemployer plan (as such term is defined in Section 3(37) of ERISA (each, a “Multiemployer Plan”)), (ii) a “multiple employer plan,” as defined under Section 4064 of ERISA, Section 210 of ERISA or Section 413(c) of the Code, or (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(e) Except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect or as set forth in Section 4.18(e) of the Company Disclosure Schedule, neither the Company, nor any of its Subsidiaries or any ERISA Affiliate, at any time, has: (i) incurred a withdrawal from a Multiemployer Plan resulting in a “complete withdrawal” or a “partial withdrawal” as defined in Sections 4203 and 4205 of ERISA, respectively, so as to result in the Company’s or any of its Subsidiaries’ joint and several obligation for any “withdrawal liability,” as defined under Section 4201 of ERISA without having fully satisfied any and all withdrawal liability for such a withdrawal; or (ii) entered into any contract or has any liability or obligations described in Section 4204 of ERISA; or (iii) engaged in any transaction (including the transactions contemplated by this Agreement) which has or could give rise to liability under Section 4069 or Section 4212(c) of ERISA. To the Company’s Knowledge, with respect to each Multiemployer Plan to which the Company, any of its Subsidiaries or any ERISA Affiliate has contributed or been obligated to contribute in the last six (6) years or with respect to which any such entity has any current or contingent liability: (i) no such Multiemployer Plan is in insolvency or is expected to become insolvent or has undergone a mass withdrawal or is projected to have a mass withdrawal as defined under Section 4219(c)(1)(D) of ERISA so as to result, directly or indirectly, in withdrawal liability for the Company or any of its Subsidiaries or any ERISA Affiliate under Title IV of ERISA; (ii) no proceeding has been initiated by any Person (including the Pension Benefit Guaranty Corporation) to terminate any such Multiemployer Plan; and (iii) except as forth on Section 4.18(e) of the Company’s Disclosure Schedule, no such Multiemployer Plan is in endangered, critical or critical and declining status, within the meaning of Section 305 of ERISA.

(f) Except as set forth on Section 4.18(f) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) would (i) entitle any current or former Company Service Provider to any material payment or material benefit (including any gross-up, indemnity or reimbursement of Taxes imposed under Sections 409A or 4999 of the Code), or accelerate the time of payment, funding or vesting of any material compensation or material benefits whether under any Company Plan or otherwise, (ii) result in an obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under any Company Plan, (iii) result in an “excess parachute payment” within the meaning of Section 280G(b) of the Code or give rise to the payment of any amount that would not be deductible by the Company, any of its Subsidiaries, or any of their respective Affiliates, by reason of Section 280G of the Code, or (iv) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Plan.

(g) There is no Contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party which requires the Company or any of its Subsidiaries to pay a Tax gross-up payment to, or otherwise indemnify or reimburse, any Person with respect to any Tax-related payments under Section 409A of the Code or Section 4999 of the Code. Each plan, program, agreement or arrangement that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been established, documented, operated and maintained, in form and operation, in all material respects in compliance with Section 409A of the Code and all applicable regulations and guidance issued thereunder.

(h) No Company Plan provides, and neither the Company nor any of its Subsidiaries has any obligation to provide, any post-termination, post-ownership or post-retirement medical, dental, health, life insurance or other welfare benefits to any current or former Company Service Provider or any other Person (other than coverage required to be provided under the Consolidated Omnibus Budget Reconciliation Act of 1985 or Section 4980B of the Code or similar state Applicable Law (“COBRA”)).

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries (i) complies in all respects with the applicable requirements under ERISA and the Code, including COBRA, HIPAA, and the Patient Protection and Affordable Care Act, and other federal requirements for employer-sponsored health plans, and any corresponding requirements under state statutes, with respect to each Company Plan that is a group health plan within the meaning of Section 733(a) of ERISA, Section 5000(b)(1) of the Code, or such state statute, and (ii) has not incurred (whether or not assessed), and is not reasonably expected to incur or to be subject to, any Tax or other penalty under Section 4980B, 4980D or 4980H of the Code or with respect to the reporting requirements under Sections 6055 and 6056 of the Code.

Section 4.19 Employee and Labor Matters.

(a) Except as set forth on Section 4.19(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement. To the Company’s Knowledge, as of the date hereof, there is no labor union organizing activity being conducted with respect to any segment of the Company Employees and, since January 1, 2020, there has been no labor dispute, grievance, arbitration, unfair labor practice or strike, lockout, picketing, hand billing, slowdown, concerted refusal to work overtime, or work stoppage against or affecting the Company or any of its Subsidiaries, in each case, pending or threatened in writing, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries has, (i) in the last three (3) years, effectuated any plant closing, mass layoff, or other reduction in force subject to the Worker Adjustment and Retraining Notification Act or any similar state, local, or foreign Applicable Law (collectively, the “WARN Act”) without complying with the notice and other provisions of the WARN Act; or (ii) incurred any liability or obligation under the WARN Act that remains unsatisfied, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company and its Subsidiaries are, and since January 1, 2019, have been, in compliance with all Applicable Laws respecting labor and employment, including provisions thereof relating to fair employment practices, terms and conditions of employment, collective bargaining, unfair labor practices, reductions in force, equal employment opportunity, employment discrimination, harassment, civil rights, safety and health, disability, employee benefits, immigration, background checks, paid or unpaid leave, classification of employees and independent contractors, and wages and hours, and since March 1, 2020, have been in compliance with all Applicable Laws respecting COVID-19, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as provided in Section 4.19(c) of the Company Disclosure Schedule, since January 1, 2019, no Legal Action or other written notice of any non-compliance with any Applicable Law relating to labor or employment has been made or, to the Company’s Knowledge, threatened in writing against the Company or any of its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) (i) To the Company’s Knowledge, since January 1, 2020, no officer, director or Key Employee of the Company has been or is being investigated in connection with any misconduct or cover-up of misconduct related to discrimination or harassment based on sex, race, or any other prohibited characteristic, nor subject to any disciplinary action in connection with such misconduct, that could reasonably be expected to cause any material damage to the reputation or business of the Company or its Subsidiaries; (ii) no charges or written complaints of discrimination or harassment based on sex, race, or any other prohibited characteristic have been made against the Company, its Subsidiaries, or any of their officers, directors or Key Employees, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iii) neither the Company nor any of its Subsidiaries have entered into any written settlement with any Company Service Provider relating to a charge or complaint by such Company Service Provider alleging discrimination or harassment based on sex, race, or any other prohibited characteristic.

(e) The Company has made available to Parent a true, complete and accurate list of each Company Service Provider from January 1, 2020 until the date of this Agreement, including, to the extent applicable and permissible by Applicable Law, employee or service provider name or unique identifier, job title, hire date, current employment status, exempt/non-exempt status, employment location and base salary.

(f) As of the date hereof, neither the Company nor any of its Subsidiaries have implemented, in response to COVID-19, any material workforce reductions, material reductions in or material changes to compensation or to Company Plans, nor has the Company or any of its Subsidiaries applied for or received loans or payments under the Coronavirus Aid, Relief, and Economic Security Act, as signed into law by the President of the United States on March 27, 2020 (the “CARES Act”), claimed any tax credits under the CARES Act, or deferred any Taxes under the CARES Act.

Section 4.20 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company, each of its Subsidiaries (and their respective operations) and the Company Vessels are, and have been since January 1, 2020, except for matters that have been fully resolved or for which the statute of limitations has expired or that have been listed in Section 4.20(a) of the Company Disclosure Schedule, have been in compliance with all Environmental Laws;

(b) except as set forth on Section 4.20(b) of the Company Disclosure Schedule, no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries alleging that the Company, any of its Subsidiaries or any of the Company Vessels is in violation of, or has any liability under, any Environmental Laws, and there are no judicial, administrative or other Legal Actions or inquiries pending or, to the Company’s Knowledge, threatened in writing which allege a violation by, or liability of, the Company, any of its Subsidiaries or the Company Vessels under any Environmental Laws;

(c) none of the Company, any of its Subsidiaries or any Company Vessel has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or released any Hazardous Substance, or owned or operated any property or facility (and, to the Knowledge of the Company, no such property or facility is contaminated by any Hazardous Substance) in a manner that has resulted or that could reasonably be expected to result in any liabilities of the Company, any of its Subsidiaries or any Company Vessel under Environmental Law;

(d) neither the Company nor any of its Subsidiaries has provided an indemnity with respect to, or otherwise assumed by Contract, any liability of any other Person, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws; and

(e) the transactions contemplated by this Agreement will not result in any liabilities for site investigation or cleanup, or require the consent of any Person, pursuant to any Environmental Laws, including any so-called “transaction-triggered” or “responsible property transfer” requirements.

Section 4.21 Material Contracts.

(a) Except for (i) this Agreement and (ii) any Contracts disclosed in the Company SEC Documents, Section 4.21(a) of the Company Disclosure Schedule contains an accurate and complete list of each Contract in the categories described below in this Section 4.21(a), in each case, to which the Company or any of its

Subsidiaries is a party, or by which the assets or properties of such Persons are bound, and under which the Company or any of its Subsidiaries has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise), in each case as of the date hereof (each, whether or not set forth on Section 4.21(a) of the Company Disclosure Schedule, a “Material Contract”):

(i) each Contract that (A) materially limits the freedom of the Company or any of its Subsidiaries to compete in any line of business or geographic region, or with any Person, (B) contains any material “most favored nation” provision, exclusive dealing arrangement or arrangement that grants any call or put option, tag-along right, drag-along right, right of first refusal, right of first offer, right of first negotiation or similar preferential right to any other Person, (C) prohibits or materially limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets, (D) purports to limit in any material respect the ability of the Company or its Subsidiaries (or, at and after the Effective Time, Parent or its Subsidiaries) to hire, employ or enter into a similar arrangement with any Person (other than ordinary course employee non-solicit or non-compete restrictions), (E) provides for the Company or any Subsidiary to be the exclusive or preferred provider of any product or service to any Person, or (F) provides for any Person to be the exclusive or preferred provider of any product or service to the Company or any Subsidiary or that otherwise involves the granting by the Company or any Subsidiary to any Person of exclusive or preferred rights of any kind;

(ii) other than with respect to a partnership or entity that is wholly owned by the Company or any of its Subsidiaries, any partnership or joint venture Contracts, or any material strategic alliance, or joint development Contract;

(iii) each Contract evidencing outstanding Indebtedness of the Company (solely under clauses (a) and (b) of the definition of “Indebtedness”) or any of its Subsidiaries or any financial guaranty thereof in an amount, together with any undrawn commitments to fund Indebtedness under such Contract, in excess of $10,000,000, other than (A) Contracts among the Company and its wholly owned Subsidiaries and (B) financial guarantees entered into in the ordinary course of business with a value less than $10,000,000;

(iv) any Contract (excluding licenses for commercial off-the-shelf computer software or non-exclusive licenses granted in the ordinary course of business) to which the Company or any of its Subsidiaries is a party pursuant to which the Company or any of its Subsidiaries (A) is granted any license or right to use, or covenant not sue with respect to, any Intellectual Property of a Third Party or (B) has granted to a Third Party any license or right to use, or covenant not to sue with respect to, any Intellectual Property, and, in the case of both (A) and (B), which Contract is material to the Company and its Subsidiaries, taken as a whole;

(v) any collective bargaining agreement, works council agreement, labor or trade union contracts or other similar agreement with any union or other bargaining representative of any Company Employee (collectively, “Collective Bargaining Agreements”);

(vi) each Contract with any Company Service Provider that provides for any severance, retention, change in control, stay, transaction-based or similar bonuses or termination payments or benefits to such Company Service Provider with an aggregate value exceeding $1,000,000;

(vii) any Contract involving (A) a pending acquisition or sale of (or option to purchase or sell) any vessel or any other material asset, including any Company Vessel (other than acquisitions or dispositions of inventory in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets), in each case, other than with respect to the acquisition or sale of a vessel, involving assets with an aggregate fair market value not exceeding $10,000,000, (B) any acquisition or divestiture Contract that contains unpaid “earn out” or other similar contingent payment obligations that are reasonably expected to exceed $10,000,000 in the aggregate, or (C) any acquisition or divestiture Contract that contains material outstanding indemnity obligations;

(viii) any Contract that relates to the time or bareboat chartering (including time charters, bareboat charters or similar agreements with Governmental Authorities), management (technical and/or commercial), crewing, operation, stacking, finance leasing (including sale/leaseback or similar arrangements) or pooling of any Company Vessel that has resulted in payments to or by the Company or any of its Subsidiaries of more than $10,000,000 in the aggregate for the prior fiscal year;

(ix) any ship-sales, memorandum of agreement or other vessel acquisition Contract entered into since January 1, 2021 other than with respect to the Company Vessels and any Contract entered into since January 1, 2021 with respect to Newbuildings and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, supervision agreements and plan verification services agreements;

(x) any Contract providing for an advance or capital contribution to, or investment in, any Person that is not the Company or its Subsidiaries, in each case, in amounts exceeding $10,000,000 over any 12-month period;

(xi) any Contract relating to financial (including interest rate and exchange rate) or commodities hedging, swaps, options, futures, forward contracts or similar arrangements, in each case, having an outstanding principal or notional amount in excess of $10,000,000;

(xii) any Contract involving the settlement, conciliation or similar resolution of any Legal Action that (A) obligates the Company or its Subsidiaries (or, at and after the Effective Time, Parent and its Subsidiaries) to make payments after the date hereof in excess of $10,000,000, (B) imposes any continuing material non-monetary obligations (other than customary confidentiality obligations) on the Company or its Subsidiaries (or, at and after the Effective Time, Parent and its Subsidiaries), (C) involves the admission of criminal wrongdoing by the Company or its Subsidiaries (or, at and after the Effective Time, Parent and its Subsidiaries) or (D) is with any Governmental Authority;

(xiii) any Contract with any Governmental Authority involving payments to or by the Company or its Subsidiaries in an amount exceeding $1,000,000 in any calendar year during the term thereof;

(xiv) any Real Property Lease;

(xv) any Company Affiliate Contract;

(xvi) any Contract pursuant to which the Company or any of its Subsidiaries spent or received, in the aggregate, more than $10,000,000 during the twelve (12) months prior to the date hereof or could reasonably be expected to spend or receive, in the aggregate, more than $10,000,000 during the twelve (12) months immediately after the date hereof (including any Contract relating to any future capital expenditures by the Company or any of its Subsidiaries); and

(xvii) each Contract (including any side letters) governing or otherwise materially amending, modifying, supplementing any of the Exchangeable Notes Indenture or any of the Exchangeable Notes Hedge Obligations.

(b) Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (or any breaches under any such Material Contract that arise by virtue of such Contracts having been shared with any Member), or as set forth on Section 4.21(b) of the Company Disclosure Schedule, as of the date hereof (i) each Material Contract is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to any such Contract, is in violation of any provision thereof and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto. To the Knowledge of the Company, as of the date hereof, neither the Company nor any of its Subsidiaries has received, as of the date of this Agreement, any notice in writing to terminate or not renew any Material Contract that would be material to the Company and its Subsidiaries, taken as a whole.

Section 4.22 Insurance.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as is customary for the industries in which the Company and its Subsidiaries operate and to comply with Applicable Law, (ii) all insurance policies of the Company and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (iii) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy and (iv) no written notice of cancellation or termination has been received by the Company or any of its Subsidiaries with respect to any such insurance policy, other than in connection with ordinary renewals.

(b) All material litigation covered by any of the policies has been properly reported to and accepted by the applicable insurer and there is no material claim by the Company or any of its Subsidiaries pending under any of such insurance policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds. Neither the Company nor any of its Subsidiaries has incurred any material loss covered by any insurance policy and still pending for which it has not properly asserted a claim under such policy.

(c) Each insurable asset of the Company and its Subsidiaries is, as of the date of this Agreement, insured to its full replacement value, except where a failure of the assets to be so insured is not and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.23 Maritime Matters.

(a) Each vessel owned by the Company or one of its Subsidiaries (the “Company Vessels”) is, in all material respects, lawfully documented and registered in the name of its registered owner under the Applicable Laws where such vessel is registered and each such vessel and owner of such vessel complies in all material respects with all Applicable Laws in the jurisdiction where such Company Vessel is registered.

(b) Each Company Vessel is operated in compliance with all Maritime Guidelines which are applicable to such Company Vessel, except where such failure to be in compliance would not have a Company Material Adverse Effect. The Company or its applicable Subsidiary is qualified to own and operate the Company Vessels under the Applicable Laws of each Company Vessel’s flag state, except where such failure to be qualified would not have a Company Material Adverse Effect.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Vessel (A) is duly registered under its flag, (B) is seaworthy and maintained in class, (C) has all necessary national and international operating and trading certificates and endorsements (for the avoidance of doubt such certificates and endorsements may be extended due to delays in the ordinary course as a result of trading patterns, surveyor availability, COVID-19 Measures, drydock availability and/or similar operational matters), that are required for the operation of such Company Vessel in the trades and geographic areas in which it is operated, each of which is valid, and (D) has been classed by a classification society that is a member of the International Association of Classification Societies, and is fully in class with no significant material recommendations or notations, and (ii) no event has occurred and no condition exists that would cause any Company Vessel’s classification society to be suspended or withdrawn and all events and conditions that are required to be reported as to the class have been disclosed and reported to such Company Vessel’s classification society.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there has not been any incident on or with respect to any Company Vessel since the date of its most recent inspection or, with respect to any Company Vessel which has not been inspected, since the date of this Agreement and (ii) the Company Vessels are in substantially the same condition as at the Company Balance Sheet Date, subject to fair wear and tear.

(e) Prior to the date hereof, the Company has made available true, correct and complete copies of recent class or flag inspection reports related to each Company Vessel.

Section 4.24 Finders’ Fees. Except for Morgan Stanley & Co. LLC, there is no investment banker, financial advisor, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries (including by the Special Committee) who is entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.25 Opinion of Financial Advisor. The Special Committee has received the opinion of Morgan Stanley & Co. LLC, financial advisor to the Special Committee, to the effect that, on the date of such opinion, and based upon and subject to the qualifications, assumptions and limitations set forth therein, the Consideration (as defined therein) to be received by the Unaffiliated Shareholders pursuant to this Agreement is fair from a financial point of view to the Unaffiliated Shareholders, and such opinion has not been withdrawn, revoked, or modified. Prior to the execution of this Agreement, the Special Committee has delivered a copy of the opinion to the Board of Directors, solely for informational purposes and on a non-reliance basis, for use in connection with its consideration of the Special Committee’s recommendation to the Board of Directors and its evaluation and approval of the transactions contemplated hereby, including the Merger. The Company will make a copy of such opinion available to Parent, solely for informational purposes and on a non-reliance basis, promptly following the date of this Agreement and it is agreed and understood that such opinion may not be relied on by Parent or Merger Sub or any director, officer, employee or Affiliate of Parent or Merger Sub.

Section 4.26 Antitakeover Statutes. Assuming the representations and warranties set forth in the last sentence of Section 5.08(a) are true and correct, the Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby and thereby from any antitakeover or similar statute or regulation or any limitations on mergers, business combinations and ownership of shares of the Company Common Shares as set forth in the Company’s articles of incorporation, and, accordingly, no such other antitakeover or similar statute or regulation applies or purports to apply to any such transactions. Assuming the representations and warranties set forth in the last sentence of Section 5.08(a) are true and correct, no other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws or regulations enacted under U.S. state or federal laws (collectively, “Anti-Takeover Laws”) apply to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 4.27 Transactions with Affiliates. Except for the Company Plans, any Contracts between the Company or its Subsidiaries, on the one hand, and Parent or any of its Affiliates (other than a Person who is a director of the Company), on the other hand, or as disclosed in the Company SEC Documents, Section 4.27 of the Company Disclosure Schedule sets forth a true and complete list of the Contracts (each a “Company Affiliate Contract”) that are in effect as of the date of this Agreement between the Company or any its Subsidiaries and any (i) present executive officer or director of the Company or any of the Company Subsidiaries or any person that has served as such an executive officer or director within the last five (5) years or, to the Knowledge of the Company, any of such officer’s or director’s immediate family members, (ii) Person who, to the Knowledge of the Company, is the record or beneficial owner of more than five percent (5%) of the Company Common Shares as of the date of this Agreement or (iii) to the Knowledge of the Company, any Affiliate of any such officer, director or owner (other than the Company or its Subsidiaries), in each case that would be required to be disclosed under Item 404 of Regulation S-K under the 1933 Act.

Section 4.28 Acknowledgement of No Other Representations and Warranties. Except for the representations and warranties expressly set forth in (i) ARTICLE 5 of this Agreement or (ii) the Voting and Support Agreements, the Company acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of Parent, Merger Sub, their respective Affiliates or Representatives or any other Person to the Company or any of its Representatives or Affiliates, and the Company hereby disclaims reliance on, and acknowledges and agrees that neither the Company nor any of its Affiliates or Representatives has relied on, any such other representation or warranty (including as to the accuracy or completeness of any information provided by Parent or Merger Sub to the Company), whether by or on behalf of Parent or Merger Sub, and notwithstanding the delivery or disclosure to the Company, or any of its Representatives or Affiliates, of any documentation or other information by Parent or Merger Sub or any of their Representatives or Affiliates with respect to any one or more of the foregoing.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except, subject to Section 11.05, as set forth in the Parent Disclosure Schedule, each of Parent and Merger Sub represents and warrants to the Company, as follows:

Section 5.01 Corporate Existence and Power; Capitalization.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands and has all corporate power and authority required to carry on its business as now conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since its incorporation on October 26, 2022, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement. Merger Sub was incorporated solely for the purpose of consummating the transactions contemplated by this Agreement. Merger Sub has never had a different name. Merger Sub has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

(b) The authorized share capital of Merger Sub consists of 1,000 common shares, par value $0.0001 per share. Merger Sub has 1,000 common shares, par value $0.0001 per share, issued and outstanding, all of which are entitled to vote generally and on the Merger. All of the outstanding shares of capital stock of Merger Sub have been validly issued, are fully paid and non-assessable and are owned by, and immediately prior to the Effective Time will be owned by, Parent, free and clear of all Liens. There are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units or Contracts to which Merger Sub is a party or by which Merger Sub is bound obligating Merger Sub to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, Merger Sub other than shares of such capital stock issuable by Merger Sub to Parent.

Section 5.02 Corporate Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby are within the corporate power of each of Parent and Merger Sub and, subject to Section 8.04, have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub. No vote of the shareholders of Parent is necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, including the Merger, and each of the Members has duly executed and delivered to Parent its written approval pursuant to the Joint Bidding Agreement to proceed with the execution of this Agreement. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each in accordance with its terms (except insofar as such enforceability may be limited by the Enforceability Exceptions). At meetings duly called and held, (i) the boards of directors of Parent and Merger Sub have unanimously adopted resolutions authorizing, approving and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, (ii) the board of directors of Merger Sub has unanimously determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of Merger Sub and the sole shareholder of Merger Sub, and (iii) the board of directors of Merger Sub has directed that this Agreement be submitted to Merger Sub’s sole shareholder for adoption and approval.

Section 5.03 Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no authorization or other action by or in respect of, or filing by Parent or Merger Sub with, any Governmental Authority, other than (a) compliance with applicable requirements of (i) Competition Laws and (ii) Foreign Investment Laws that are set forth on Section 4.03 of the Company Disclosure Schedule, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws, including the filing with the SEC of the Schedule 13E-3 (including the Proxy Statement), (c) the filing of the Articles of Merger with the Registrar of Corporations of the Republic of the Marshall Islands and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and Merger Sub are qualified to do business, and (d) where failure to obtain any such authorization, take any such action, or make any such filing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04 Non-Contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent or Merger Sub, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03 and the approval by Merger Sub’s sole shareholder of this Agreement and the transactions contemplated hereby, including the Merger, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, or acceleration of any material right or obligation or the loss of any material benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or to which their respective properties or assets are subject, or (d) result in the creation or imposition of any Lien (other than any Permitted Lien) on any asset of Parent or any of its Subsidiaries, other than, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05 Disclosure Documents. The information supplied or to be supplied in writing by or on behalf of Parent, Merger Sub or any of their respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 will not, at the time the Schedule 13E-3 is definitively filed with the SEC, at the time the Proxy Statement and Schedule 13E-3 are first mailed to the Company’s shareholders or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.05 do not apply to statements or omissions included or incorporated by reference in the Proxy Statement or Schedule 13E-3 based upon information supplied in writing by or on behalf of the Company or any of its Affiliates or Representatives specifically for use or incorporation by reference therein.

Section 5.06 Litigation. There is no Legal Action pending against, or, to the Knowledge of Parent, threatened in writing against, Parent or any of its Subsidiaries by or before (or, in the case of threatened Legal Action, that would be by or before) any Governmental Authority, or any Order outstanding against Parent or any of its Subsidiaries, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.07 Finders’ Fees. Except for Citibank, N.A. or its Affiliate, whose fees will be paid by ONE or its Affiliates or Representatives (subject to reimbursement to the extent provided in this Agreement or another Transaction Document), there is no investment banker, financial advisor, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent, Merger Sub, or any Member who is entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.08 Ownership of Common Shares.

(a) Except for the Company Securities owned by the Specified Shareholders as listed on Section 5.08 of the Parent Disclosure Schedule, none of Parent, Merger Sub or their respective Affiliates (excluding FF Group and their Affiliates) (a) beneficially owns, directly or indirectly (including pursuant to any derivatives Contract), any Company Securities or Company Subsidiary Securities, (b) has any rights to acquire, directly or indirectly, any Company Securities or Company Subsidiary Securities or (c) owns any Company Securities or Company Subsidiary Securities, in each case other than as a result of the Agreement. Except as indicated on Section 5.08 of the Company Disclosure Schedule, Parent and the Specified Shareholders are the sole record or beneficial owners of, and have good and marketable title to, all of the Company Securities or Company Subsidiary Securities set forth (or required to be set forth) on Section 5.08 of the Company Disclosure Schedule, free and clear of any and all Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Company Securities or Company Subsidiary Securities), other than encumbrances or restrictions imposed by applicable securities law, rules or regulations or pursuant to that certain Joint Bidding Agreement, dated as of August 4, 2022, by and among the Specified Shareholders, and ONE and as amended on the date hereof (in the form made available to the Company prior to the date hereof) (the “Joint Bidding Agreement”), and have, and will have at all times, the sole right to vote and direct the vote of, and to dispose of and direct the disposition of, such Company Securities and Company Subsidiary Securities. Parent and Merger Sub, and each entity that comprises Washington Family Holdings (as defined in the Joint Bidding Agreement) and FF Group (collectively, the “JBA Identified Parties”), is either Dennis Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited (the “Charter Identified Shareholders”), an Affiliate (as defined in the certificate of incorporation of the Company) of the Charter Identified Shareholders (together with the Charter Identified Shareholders, the “Identified Shareholders or Affiliates”), or a person (as defined in the certificate of incorporation of the Company) that purchased shares from the Identified Stockholders or Affiliates, and each party to the Joint Bidding Agreement other than the JBA Identified Parties is not an “Interested Stockholder” (as defined in the certificate of incorporation of the Company).

(b) As of the date hereof, as indicated in Fairfax Financial Holdings Limited’s Schedule 13D on file with the SEC (as amended through the date hereof) and the Company’s most recent Form 20-F, FF Group (i) own and hold good and valid title to all of the Rollover Shares and warrants (including the FFH Warrants) set forth on Section 5.08(b) of the Parent Disclosure Schedule (the “Rollover Equity”), free and clear of any liens or other restrictions on title that would prevent any Rollover Person from entering into this Agreement and the Rollover Agreement and consummating the Merger, (ii) have sole voting power, power of disposition, and power to issue instructions with respect to the Rollover Equity and power to agree to all of the matters applicable to such Rollover Person set forth in this Agreement, in each case, over all of the Rollover Equity and (iii) the FF Group owns no other securities (including debt securities) of the Company or any of its Subsidiaries or securities that are convertible, exercisable or exchangeable for such securities other than the Rollover Equity and the Company’s Series J Preferred Shares. Except as permitted by the Voting and Support Agreement (including pursuant to an Exempt Transfer (as defined thereunder)), all such Rollover Shares are now, and at all times prior to the earlier of the Closing and the termination of this Agreement will be, beneficially owned by FF Group and held by or on behalf of the Persons listed in Section 5.08(b) of the Parent Disclosure Schedule, or by a nominee or custodian for the benefit of such Persons.

(c) As of the date hereof, the equity interests of Parent are owned by the Persons and in the amounts set forth on Section 5.08(c)(i) of the Parent Disclosure Schedule. At the Effective Time (after giving effect to the transactions contemplated by this Agreement), the Fairfax Group and Washington Family Holdings (as defined in the Joint Bidding Agreement) will collectively own over 50% of the issued and outstanding shares of capital stock of Parent. Other than the certificate of incorporation, bylaws and stockholders’ agreement of Parent (collectively, the “Parent Governing Documents”), the Joint Bidding Agreement, the Equity Commitment Letters, the Voting and Support Agreements and the Rollover Agreements, there are no Contracts with respect to the ownership or governance of Parent. True and correct copies of such Contracts and documents have been made available to the Company. After the date each such Contract or document was made available and through the Effective Time, no such Contract or document has been amended, supplemented or modified, and no new Contracts have been entered into with respect to the ownership or governance of Parent, except, in each case, to the extent such amendments, supplements, modifications or new Contracts comply in all respects with the requirements set forth on Section 5.08(c) of the Parent Disclosure Schedule.

(d) There are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units or Contracts to which Parent is a party or by which Parent is bound obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, Parent, other than pursuant to the Contracts made available to the Company in accordance with Section 5.08(c) (including pursuant to any amendments, supplements or modifications thereto, or any new Contracts with respect to the ownership or governance of Parent, in each case, that comply in all respects with the requirements set forth on Section 5.08(c) of the Parent Disclosure Schedule).

Section 5.09 Equity Commitment Letter; Financing.

(a) Parent has delivered to the Company true, complete and fully executed copies of each Equity Commitment Letter dated as of the date hereof (including all exhibits, schedules, and annexes) (collectively, the “Equity Commitment Letters” and each, individually, an “Equity Commitment Letter”) from the Investors pursuant to which such Investors have committed, subject only to the terms and conditions set forth therein, to provide Parent and Merger Sub with equity financing in connection with the transactions contemplated hereby in the amounts set forth therein (collectively, the “Equity Financing”). Each Equity Commitment Letter provides that the Company is a third-party beneficiary thereof and has the right to specifically enforce Parent’s and Merger Sub’s rights thereunder directly, subject to the terms thereof and of this Agreement. Assuming (i) the transactions in the Rollover Agreements are consummated in accordance with the terms thereof, (ii) the Equity Financing is funded in accordance with the conditions set forth in the Equity Commitment Letters, and (iii) the satisfaction or waiver of each of the conditions set forth in Section 9.01 and Section 9.02 at the Closing, the aggregate proceeds of the Equity Financing, when funded in accordance with the Equity Commitment Letters, will provide financing sufficient to pay the aggregate Merger Consideration on such date (such amount, the “Required Amount”). Each Equity Commitment Letter (i) has not been amended, supplemented, terminated, withdrawn, rescinded or modified (and no waiver of any provision thereof has been granted) and no such amendment, supplement, termination, withdrawal, rescission, waiver or modification is contemplated or pending as of the date hereof, and (ii) is a legal, valid and binding obligation of Parent, Merger Sub and the applicable Investor, is in full force and effect, and is enforceable in accordance with the terms thereof against Parent, Merger Sub and the applicable Investor, subject to the effect of any applicable Enforceability Exceptions. As of the date hereof, none of Parent, Merger Sub, or the Investors is in default of or, in any material respect, breach under the terms and conditions of any of the Equity Commitment Letters, and no event has occurred (and on the Closing Date, assuming satisfaction of the conditions set forth in Section 9.01 and Section 9.02, no event shall have occurred and be continuing) which would (x) reasonably be expected to result in any breach in any material respect of or constitute a default under (or an event which with or without notice or lapse of time or both would result in any breach in any material respect of or constitute a default under) any Equity Commitment Letter, (y) reasonably be expected to result in a failure to satisfy a condition precedent under any Equity Commitment Letter, in each case, on the part of Parent, Merger Sub or the Investors, or (z) reasonably be expected to permit any party to such Equity Commitment Letters to terminate any Equity Commitment Letter, or fail to fund (or delay the funding of) the amounts contemplated under, such Equity Commitment Letters in an amount sufficient to satisfy the Required Amount on the Closing Date. Other than the Equity Commitment Letters and the Joint Bidding Agreement, as of the date of this Agreement there are no other agreements, side letters or arrangements to which Parent or any Member is a party relating to the funding or investing, as applicable, of the Equity Financing that could affect the availability of the Equity Financing or any portion thereof on the Closing Date. As of the date hereof, no Investor has notified Parent of its intention to terminate any commitment set forth in its Equity Commitment Letter or not to provide its portion of the Equity Financing. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing, other than as expressly set forth in the Equity Commitment Letters as disclosed to the Company prior to the date hereof. As of the date of this Agreement and assuming satisfaction of the conditions set forth in Section 9.01 and Section 9.02, Parent has no reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Equity Financing to be satisfied by it, or that the Equity Financing will not be available to Parent on the Closing Date.

(b) Assuming the satisfaction of the conditions set forth in Section 9.01, Parent and Merger Sub acknowledge and agree that their obligation to consummate the transactions contemplated by this Agreement and the other Transaction Documents is not and will not be subject to the receipt by Parent or Merger Sub of any financing or the consummation of any other transaction and in no event shall the receipt or availability of any funds or financing by or to Parent, Merger Sub or any of their Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

Section 5.10 Rollover Agreements(a) . Parent has delivered to the Company true, complete and fully executed copies of each Rollover Agreement, dated as of the date hereof (including all exhibits, schedules, and annexes), to be entered into in connection with the transactions contemplated hereby. Each Rollover Agreement provides that the Company is a third-party beneficiary thereof and has the right to specifically enforce Parent’s rights thereunder directly, subject to the terms thereof and of this Agreement. Each Rollover Agreement (i) has not been amended, supplemented, terminated, withdrawn, rescinded or modified (and no waiver of any provision thereof has been granted) and no such amendment, supplement, termination, withdrawal, rescission, waiver or modification is contemplated or pending as of the date hereof, and (ii) is a legal, valid and binding obligation of Parent and the applicable Person(s) whose Rollover Shares are the subject thereof (each, a “Rollover Person” and collectively, the “Rollover Persons”), is in full force and effect, and is enforceable in accordance with the terms thereof against Parent and the applicable Rollover Person, subject to the effect of any applicable Enforceability Exceptions. As of the date hereof, none of Parent or the Rollover Persons is in default of or breach under the terms and conditions of any of the Rollover Agreements, and no event has occurred (and on the Closing Date, assuming satisfaction of the conditions set forth in Section 9.01 and Section 9.02, no event shall have occurred and be continuing) which would (x) reasonably be expected to result in any breach of or constitute a default under (or an event which with or without notice or lapse of time or both would result in any breach of or constitute a default under) any Rollover Agreement, (y) reasonably be expected to result in a failure to satisfy a condition precedent under any Rollover Agreement, in each case, on the part of Parent or the Rollover Persons, or (z) reasonably be expected to permit any party to such Rollover Agreements to terminate any Rollover Agreement, in each case, other than failures of the condition to Parent’s obligation to consummate the Merger hereunder as provided under Section 9.01 or Section 9.02. Other than the Rollover Agreements and the Joint Bidding Agreement, as of the date of this Agreement there are no other agreements, side letters or arrangements to which Parent, Merger Sub or any Rollover Person is a party that could affect the ability to consummate the Rollover Investment on the Closing Date. As of the date hereof, no Rollover Person has notified Parent of its intention to terminate, or not to enter into, any Rollover Agreement. There are no conditions precedent or other contingencies related to the Rollover Investment, other than as expressly set forth in the Rollover Agreements as disclosed to the Company prior to the date hereof. As of the date of this Agreement and assuming satisfaction of the conditions set forth in Section 9.01 and Section 9.02, Parent has no reason to believe that the Rollover Investment will not be consummated on the Closing Date.

Section 5.11 Voting Agreement(a) . Parent has delivered to the Company true, complete and fully executed copies of each Voting and Support Agreement, dated as of the date hereof (including all exhibits, schedules, and annexes), to be entered into in connection with the transactions contemplated hereby. Each Voting and Support Agreement provides that the Company is a third-party beneficiary thereof and has the right to specifically enforce Parent’s rights thereunder directly, subject to the terms thereof and of this Agreement. Each Voting and Support Agreement (i) has not been amended, supplemented, terminated, withdrawn, rescinded or modified (and no waiver of any provision thereof has been granted) and no such amendment, supplement, termination, withdrawal, rescission, waiver or modification is contemplated or pending as of the date hereof, and (ii) is a legal, valid and binding obligation of Parent and each of the other parties thereunder (collectively, the “Voting Agreement

Persons”), is in full force and effect, and is enforceable in accordance with the terms thereof against Parent and the applicable Voting Agreement Person, subject to the effect of any applicable Enforceability Exceptions. As of the date hereof, none of Parent or the Voting Agreement Persons is in default of or breach under the terms and conditions of any of the Voting and Support Agreements, and no event has occurred (and on the date of the Company Shareholder Meeting, no event shall have occurred and be continuing) which would (x) reasonably be expected to result in any breach of or constitute a default under (or an event which with or without notice or lapse of time or both would result in any breach of or constitute a default under) any Voting and Support Agreement, (y) reasonably be expected to result in a failure to satisfy a condition precedent under any Voting and Support Agreement, in each case, on the part of Parent or the Voting Agreement Persons, or (z) reasonably be expected to permit any party to such Voting and Support Agreements to terminate any Voting and Support Agreement. Other than the Joint Bidding Agreement, as of the date of this Agreement there are no other agreements, side letters or arrangements to which Parent, Merger Sub or any Voting Agreement Person is a party that could affect the ability of any party thereto to carry out its obligations under the Voting and Support Agreements when required thereby. As of the date hereof, no Voting Agreement Person has notified Parent of its intention to terminate, or not to enter into, any Voting and Support Agreement. There are no conditions precedent or other contingencies related to the obligations set forth in the Voting and Support Agreements, other than as expressly set forth in the Voting and Support Agreements as disclosed to the Company prior to the date hereof. As of the date of this Agreement, Parent has no reason to believe that transactions contemplated by the Voting and Support Agreements will not be consummated when required thereby.

Section 5.12 Expense Reimbursement Agreement(a) . Concurrently with the execution of this Agreement, each party thereto has delivered to the Company a duly executed Expense Reimbursement Agreement. The Expense Reimbursement Agreement is (a) a legal, valid and binding obligation of the respective parties thereto (other than the Company), (b) enforceable against such parties in accordance with their terms (subject to the effect of any applicable Enforceability Exceptions) and (c) in full force and effect and has not been (and will not be, except in accordance with the terms thereof) amended or modified. As of the date hereof, there is no default or breach under the Expense Reimbursement Agreement by any party thereto (other than the Company), and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of any party thereto (other than the Company).

Section 5.13 Solvency. None of Parent or Merger Sub is entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates or of the Company or any of its Subsidiaries. Assuming (a) the satisfaction or waiver of the conditions to Parent’s obligation to consummate the Merger, (b) the accuracy of the representations and warranties set forth in ARTICLE 4 of this Agreement, and (c) after giving effect to the transactions contemplated by this Agreement, including the Rollover Investment, the Equity Financing, and the Merger (including payment of the Required Amount), Parent, the Surviving Corporation, and their respective Subsidiaries, on a consolidated basis, will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For purposes of this Agreement, “Solvent,” when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with Applicable Law governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses or transactions in which it is engaged or proposed to be engaged following such date and (iii) such Person will be able to pay its debts and liabilities, including contingent and other liabilities, as they become absolute and mature and become due in the usual course of its affairs.

Section 5.14 Certain Agreements. As of the date hereof, other than the Joint Bidding Agreement, the Confidentiality Agreement, the Reverse Confidentiality Agreement, the Equity Commitment Letters, the Voting and Support Agreements, the Expense Reimbursement Agreement and the Rollover Agreements, there are no

Contracts (a) between Parent or Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Board of Directors, on the other hand, relating in any way to the transactions contemplated by this Agreement or the operations of the Surviving Corporation after the Effective Time (including pursuant to which any member of management has agreed to (i) remain as an employee of the Company, Parent or any Affiliate of the Company or Parent following the Effective Time (other than pursuant to any employment Contracts with the Company or a Company Subsidiary in effect as of the date hereof), (ii) contribute or “roll-over” any portion of such employee’s Company Common Shares, Company Options, Company Phantom Shares or Company RSUs to the Company, Parent, or any Affiliate of the Company or Parent or (iii) receive any capital stock or equity securities of the Company, Parent, or any Affiliate of the Company or Parent), (b) between Parent or Merger Sub or any of their Affiliates, on the one hand, and any stockholder of the Company, on the other hand, relating in any way to the transactions contemplated by this Agreement (including, without limitation, pursuant to which such stockholder has agreed to vote in favor of the adoption of this Agreement), or (c) between any Member or any of its Affiliates, on the one hand, and any other Member or any of such other Member’s Affiliates, on the other hand, relating in any way to the transactions contemplated by this Agreement.

Section 5.15 Acknowledgement of No Other Representations and Warranties. Except for the representations and warranties expressly set forth in ARTICLE 4, each of Parent and Merger Sub acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company, its Affiliates or Representatives or any other Person to Parent, Merger Sub, or any of their respective Representatives or Affiliates, and each of Parent and Merger Sub hereby disclaims reliance on, and acknowledges and agrees that none of Parent, Merger Sub, their respective Affiliates or any Representatives of any of the foregoing has relied on any such other representation or warranty (including as to the accuracy or completeness of any information provided by the Company), whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Sub, or any of their respective Representatives or Affiliates, of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing. Each of Parent and Merger Sub further acknowledges and agrees that the Company makes no representation or warranty, and that none of Parent, Merger Sub, any of their respective Affiliates or Representatives of any of the foregoing has relied on any representation or warranty, with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries, in each case, whether heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective Representatives or Affiliates.

ARTICLE 6

COVENANTS OF THE COMPANY

Section 6.01 Conduct of the Company. Except (t) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (u) as expressly permitted, required or contemplated by this Agreement, (v) as set forth in Section 6.01 of the Company Disclosure Schedule, (w) as required by Applicable Law, (x) pursuant to the terms of any Company Plan in effect as of the date hereof, (y) in connection with any reasonable action taken, or omitted to be taken, pursuant to any COVID-19 Measures or which is otherwise taken, or omitted to be taken, in reasonable response to COVID-19 in good faith, from the date hereof until the Effective Time (provided that the Company shall consult if legally permissible with Parent in good faith prior to taking such actions to the extent reasonably practicable under the circumstances), or (z) as expressly required or contemplated by any Contract between the Company or any of its Subsidiaries, on the one hand, and ONE or any of its Affiliates, on the other hand, the Company (a) shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (1)(A) operate the Company Vessels, or cause the Company Vessels to be operated, (i) in a customary manner consistent with past practice, (ii) in accordance with the requirements of the class and flag state of each of the Company Vessels and the applicable manager’s safety management systems and (iii) in compliance with the requirements of port states with which each Company Vessel trades and (B) in the ordinary course of business maintain the Company Vessels, or cause the Company Vessels to be maintained, in good working condition and (2) use commercially reasonable efforts to preserve substantially intact its business, organization, assets and properties, and (3) use commercially reasonable efforts to preserve in all material respects its relationships with any customers, suppliers and any other Persons with which it has material business relations; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.01(b) shall be deemed a breach of this sentence unless such action constitutes a breach of such provision of Section 6.01(b), and (b) shall not, and shall not permit any of its Subsidiaries to:

(i) amend its articles of incorporation, bylaws or other similar organizational documents;

(ii) (A) split, combine or reclassify any shares of its capital stock, (B) other than as expressly contemplated by Section 6.07, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends or other such distributions by any of its wholly owned Subsidiaries and dividends payable to the holders of the Designated Company Preferred Shares, (C) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except (x) as required by the terms of the Company Stock Plan with respect to any Company Options, Company RSUs and Company Phantom Shares, in each case, that are issued and outstanding as of the date hereof or after the date hereof in accordance with clause (iii) below, (y) pursuant to the terms of the Exchangeable Notes Indenture or (z) pursuant to an exercise of the Capped Calls or otherwise pursuant to their terms or (D) enter into any agreement with respect to the voting of any Company Securities or Company Subsidiary Securities;

(iii) (A) except for long-term incentive awards granted in the ordinary course of business in connection with the Company’s year-end compensation review in an aggregate target amount not to exceed an amount equal to 120% of the aggregate grant date fair value of all equity and equity-based incentive awards granted in the ordinary course of business in connection with the Company’s year-end compensation review for the 2021 calendar year, issue, grant, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (1) any Company Common Shares upon the exercise of Company Options that are issued and outstanding as of the date hereof, in accordance with their terms, (2) any Company Common Shares upon the settlement of Company RSUs or Company Phantom Shares that are issued and outstanding as of the date hereof, in accordance with their terms, (3) any Company Common Shares in the ordinary course in accordance with the Company’s current dividend reinvestment program for interested shareholders that have elected to reinvest all or a portion of cash dividends received to purchase Company Common Shares, and (4) any Company Subsidiary Securities to the Company or any other wholly owned Subsidiary of the Company or (B) amend any term of any Company Security or any Company Subsidiary Security, except as required by the terms of any Company Plan;

(iv) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, (A) any business or any division thereof or all or substantially all of the assets of, equity or voting securities in, any Person or (B) any vessel, other than, (x) acquisitions of assets, properties, inventory, equipment, supplies and materials in the ordinary course of business, (y) acquisitions pursuant to existing Material Contracts or (z) acquisitions contemplated by the business plan set forth in Section 6.01(b)(iv) of the Company Disclosure Schedule (the “Approved Business Plan”);

(v) sell, assign, transfer, convey, lease, license, abandon, allow to lapse or expire, subject to or, grant or suffer to exist any Lien (other than Permitted Liens) on, or otherwise dispose of any of its material assets, securities, properties, interests or businesses, other than (A) the sale or licensing of goods and services (including licenses of Intellectual Property) to customers, suppliers, vendors, partners and other Persons in the ordinary course of business, (B) disposals of obsolete or worthless assets at the end of their scheduled retirement, (C) pursuant to Contracts in effect on the date hereof and (D) transfers among the Company and its wholly owned Subsidiaries, or among the wholly owned Subsidiaries of the Company;

(vi) make any material loans, advances or capital contributions to, or investments in, any other Person (other than (A) advances of business expenses to employees in the ordinary course of business, (B) accounts receivable from customers in the ordinary course of business, (C) loans or advances among the Company and any of its wholly owned Subsidiaries and capital contributions to or investments in its wholly owned Subsidiaries, (D) investments of cash in the ordinary course of business not in excess of $10,000,000 in the aggregate, (E) advances of expenses to any director or officer of the Company or its Subsidiaries in connection with advancement obligations in effect on the date of this Agreement or (F) investments constituting Cash Equivalents in the ordinary course of business);

(vii) incur any indebtedness for borrowed money or guarantees thereof, other than (A) pursuant to any agreements in effect as of the date hereof (as such agreements may be amended, amended and restated, supplemented or otherwise modified in a manner that (1) does not increase the borrowing capacity thereunder and (2) does not restrict the transactions contemplated by this Agreement), (B) indebtedness incurred between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or guarantees by the Company of Indebtedness of any wholly owned Subsidiary of the Company, (C) any obligations under the Company’s existing Contracts as of the date hereof to post additional cash collateral under any letters of credit existing as of the date hereof, (D) other indebtedness for borrowed money not in excess of $50,000,000 in the aggregate (with individual expenditures subject to the Company’s normal governance procedures), in the case of this clause (D), solely to the extent such indebtedness permits the transactions contemplated by this Agreement and is in form and substance reasonably acceptable to Parent, (E) as contemplated in the Approved Business Plan or (F) pursuant to any Permitted Replacement Indebtedness Facilities; provided that any indebtedness incurred pursuant to the foregoing clauses (A), (D) and (E) shall not be used to repay, redeem or otherwise retire any outstanding principal amount of indebtedness under any indebtedness facilities specified on Section 9.02(e) of the Company Disclosure Schedule, other than to the extent permitted to be incurred pursuant to Section 6.08;

(viii) make any material new capital expenditures, other than (A) in the ordinary course of business, (B) capital expenditures provided for in the Approved Business Plan or (C) other capital expenditures not in excess of $5,000,000 individually or $20,000,000 in the aggregate;

(ix) other than with respect to any Legal Action the settlement of which would be fully covered by the Company’s existing insurance policies, settle any material Legal Action before a Governmental Authority, other than settlements in the ordinary course of business that involve only the payment of money damages (A) not in excess of $500,000 individually or $1,000,000 in the aggregate or (B) consistent with the reserves reflected in the Company’s balance sheet at September 30, 2022;

(x) except as required under the terms of any Company Plan or Contract in effect on the date hereof (including, for the avoidance of doubt, any Collective Bargaining Agreement), as contemplated by this Agreement or for immaterial actions to mitigate the impact of any Section 280G excise taxes (provided that in no event shall any such action include an agreement to make gross-up payments), (A) materially increase the compensation or benefits of any Company Service Provider, (B) establish, adopt, enter into, terminate, materially amend, or take any action to accelerate payment, vesting, funding or other rights under any Company Plan or any plan, agreement, program, policy, trust, fund, or other arrangement that would be a Company Plan if it were in existence as of the date of this Agreement, or make any contribution to any Company Plan, other than contributions required by Applicable Law, the terms of such Company Plans as in effect on the date hereof, or that are made in the ordinary course of business consistent with past practice, (C) partially or completely withdraw from any Multiemployer Plan, or (D) hire or terminate any Key Employee, other than hiring Key Employees to fill existing vacancies or vacancies caused by resignation or termination (with or without cause) after the date hereof of Key Employees, in any case, in the ordinary course of business consistent with past practice;

(xi) change the Company’s methods, principles, policies, practices or procedures of accounting, except as required by changes in GAAP or in Regulation S-X under the 1934 Act;

(xii) make, change or rescind any material Tax election (except in the ordinary course of business consistent with past practice), change any annual Tax accounting period, adopt or make any material change in its method of Tax accounting, file any material Tax Return in a jurisdiction in which neither the Company nor its Subsidiaries previously filed, file any material amended Tax Returns or claims for material Tax refunds, engage in any voluntary disclosure or similar process with a Taxing Authority with respect to a material Tax, extend or waive the statute of limitations with respect to the assessment of any material Tax (except for automatically granted extensions or waivers), enter into any material closing agreement, settle or compromise any material Tax claim, audit or assessment (except in the ordinary course of business consistent with past practice), or surrender (to Persons other than the Company or any of its Subsidiaries) or settle any right to claim a material Tax refund, offset or other material reduction in Tax liability, in each case, other than as required by Applicable Law;

(xiii) merge or consolidate with any other Person or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(xiv) terminate, cancel or fail to renew any material insurance coverage maintained by the Company or any of its Subsidiaries with respect to any of their respective material assets without replacing such coverage with a comparable amount of insurance coverage, unless (A) such coverage is not available on commercially reasonable terms or (B) lesser coverage amounts are reasonably appropriate in light of changes to the Company’s and its Subsidiaries’ business (including termination of leases in accordance with the terms hereof);

(xv) except in the ordinary course of business, (A) enter into any Contract that would have been a Material Contract if it had been entered into prior to the date of this Agreement or (B) amend or modify in any material respect (excluding extensions in the ordinary course of business), terminate (excluding any expiration in accordance with its terms) or waive any material right, benefit or remedy under any Material Contract;

(xvi) enter into, amend or modify the terms of any Contract with any Person covered under Item 404 of Regulation S-K under the 1933 Act or make any payment to any Person covered under Item 404 of Regulation S-K under the 1933 Act (other than payments, transactions or benefits pursuant to Company Plans made available to Parent prior to the date hereof);

(xvii) make any contributions to any Company Plan or Multiemployer Plan subject to Section 302 of ERISA and Section 412 of the Code, except: (i) in the minimum amount necessary to satisfy the requirements of Section 302(a) of ERISA and Section 412(a) of the Code, or (ii) in the minimum amounts required by the Company’s Collective Bargaining Agreements or Section 515 of ERISA;

(xviii) amend, modify, supplement or terminate the Exchangeable Notes Indenture or any Capped Call Confirmation or take any action that would result in a change to the Exchange Rate (as defined in the Exchangeable Notes Indenture as in effect on the date hereof) or a Potential Adjustment Event or otherwise an adjustment to the Option Entitlement, Strike Price or Cap Price (each as defined in the Capped Call Confirmations as in effect on the date hereof) (other than as contemplated pursuant to Section 8.09); or

(xix) agree, resolve or commit to do any of the foregoing.

Parent and Merger Sub acknowledge and agree that: (A) nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing, (B) prior to the Closing, the Company shall exercise, consistent with and subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations and (C) notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or Merger Sub shall be required with respect to any matter set forth in this Section 6.01 or elsewhere in this Agreement to the extent that the requirement of such consent would violate any Applicable Law.

Section 6.02 Company Shareholder Meeting. The Company shall (a) as soon as reasonably practicable, but not later than ten (10) Business Days following the earliest of (x) confirmation from the SEC that it has no further comments on the Schedule 13E-3 (including the Proxy Statement) and (y) confirmation from the SEC that the Schedule 13E-3 (including the Proxy Statement) is not to be reviewed, duly call and give notice of, and commence mailing of the Proxy Statement to the holders of all shares (whether or not entitled to vote) of the Company as of the record date established for, a meeting of shareholders of the Company (the “Company Shareholder Meeting”) to consider and vote upon the adoption of this Agreement and approval of the Merger and other transactions contemplated hereby; (b) as promptly as reasonably practicable, take all actions necessary (including setting a record date in accordance with the MIBCA, conducting broker searches in accordance with the 1934 Act, and any other required actions) in order to comply with the foregoing, the MIBCA, the Company’s organizational documents and the applicable requirements of the NYSE; and (c) as promptly as reasonably practicable following the commencement of the mailing of the Proxy Statement, convene and hold the Company Shareholder Meeting, provided that the Board of Directors (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee, in each case, acting on behalf of the Company, may (in consultation with Parent) adjourn or postpone the Company Shareholder Meeting to a later date (i) with Parent’s consent, (ii) to the extent that such adjournment or postponement is reasonably necessary to allow additional time for the filing and distribution of any supplement or amendment to the Proxy Statement that the Board of Directors (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee has determined in good faith after consultation with their respective outside counsel and Parent is required by Applicable Law and for such supplement or amendment to be reviewed by the holders of Company Common Shares within a reasonable amount of time in advance of the Company Shareholder Meeting, (iii) after consultation with Parent and, without the consent of Parent, on no more than two (2) occasions for up to ten (10) Business Days each, to allow solicitation of additional proxies necessary to obtain the Company Shareholder Approval, or to ensure that there are sufficient Company Common Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Company Shareholder Meeting, or (iv) as otherwise required by Applicable Law; provided that the Company shall, if requested by Parent, postpone or adjourn the Company Shareholder Meeting (x) for the absence of quorum or (y) for up to ten (10) Business Days to allow additional solicitation of votes if necessary in order to obtain the Company Shareholder Approval; provided, however, that in each case, without the written consent of Parent, the Company shall not be permitted to postpone or adjourn the Company Shareholder Meeting for more than twenty (20) Business Days after the date of the most recently adjourned meeting or to a date after the date that is later than three (3) Business Days prior to the End Date. Notwithstanding the foregoing, the Board of Directors (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee, in each case, acting on behalf of the Company, may adjourn or postpone the Company Shareholder Meeting to a date no later than the second Business Day after the expiration of the periods contemplated by Section 6.04(d). The Company agrees that no matters shall be brought before the Company Shareholder Meeting other than the adoption of this Agreement and approval of the Merger and other transactions contemplated hereby, and any related and customary procedural matters (including a proposal to adjourn the meeting to allow additional solicitation of votes).

Section 6.03 Access to Information.

(a) From the date hereof until the Effective Time or the earlier termination of this Agreement in accordance with its terms, subject to Applicable Law, solely for the purpose of facilitating the Closing, the Company shall (i) give Parent and its Representatives, upon reasonable prior notice, reasonable access during normal business hours to the personnel, offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent and its Representatives such financial and operating data and other information as such Persons may reasonably request in writing and (iii) instruct its Representatives to cooperate reasonably with Parent in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section 6.03 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company or its Subsidiaries of their normal duties. Nothing in this

Section 6.03 shall require the Company to provide any access, or to disclose any information (A) if providing such access or disclosing such information would violate any Applicable Law (including Competition Laws, Foreign Investment Laws, privacy laws and COVID-19 Measures) or a binding agreement entered into prior to the date of this Agreement, (B) protected by attorney-client privilege (whether owned by the Company, the Board of Directors or the Special Committee) to the extent such privilege cannot be protected by the Company through exercise of its reasonable best efforts, (C) concerning Acquisition Proposals, which shall be governed by Section 6.04, or (D) regarding the deliberations of the Board of Directors or the Special Committee with respect to the transactions contemplated by this Agreement or any similar transaction or transactions with any other Person (which shall be governed by Section 6.04 as applicable), the entry into the Agreement or any Transaction Document, or any materials provided to the Board of Directors or the Special Committee in connection therewith.

(b) All information exchanged pursuant to Section 6.03(a) shall be subject to the confidentiality agreement dated as of October 13, 2022, between the Company and Parent (the “Confidentiality Agreement”).

(c) During the period between the date hereof and the Closing Date, the Company and its Representatives shall cooperate with Parent and its Representatives with respect to providing information and making the required determinations with respect to the identification of, and the potential impact and liabilities under Section 280G of the Code associated with, current or former Company Service Providers who are or may be determined to be “disqualified individuals” (within the meaning of Section 280G of the Code) as a result of, or due to, the transactions contemplated by this Agreement.

Section 6.04 No Solicitation; Other Offers.

(a) No-Shop. Except as permitted by the terms of this Section 6.04, from the execution of this Agreement until receipt of the Company Shareholder Approval or the earlier termination of this Agreement in accordance with its terms, the Company (including the Board of Directors and the Special Committee) shall not, shall cause its Subsidiaries not to, and shall and shall direct and cause each of its Subsidiaries to use its reasonable best efforts to cause each of its or their respective Representatives not to (i) solicit or take any action to solicit, initiate, knowingly facilitate or knowingly encourage the submission of any expression of interest, inquiry, proposal or offer that constitutes an Acquisition Proposal or the making of any expression of interest, inquiry proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or otherwise cooperate with, any Third Party, in each case with respect to an Acquisition Proposal or any expression of interest, inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (iii) permit, make, or resolve to permit or make, an Adverse Recommendation Change, or (iv) authorize, cause or permit the Company or any of its Subsidiaries to enter into or adopt or approve any agreement in principle, letter of intent, memorandum of understanding, merger Contract, acquisition Contract or other Contract other than an Acceptable Confidentiality Agreement (each, an “Alternative Transaction Agreement”) (A) constituting or that would reasonably be expected to lead to any Acquisition Proposal or (B) requiring it to abandon, terminate or otherwise fail to consummate the Merger and the other transactions contemplated by this Agreement; provided, that, notwithstanding the foregoing or anything to the contrary in this Agreement, the Company (including the Board of Directors (acting solely upon the recommendation of the Special Committee) and the Special Committee) and its Subsidiaries and its and their Representatives may: (x) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person or group not in breach, in any material respect, of this Section 6.04 to determine whether such inquiry or proposal constitutes or would reasonably be expected to lead to an Acquisition Proposal or a Superior Proposal and (y) inform a Person or group that has made an Acquisition Proposal of the provisions of this Section 6.04.

(b) Exceptions. Notwithstanding anything contained in this Agreement to the contrary, at any time prior to receipt of the Company Shareholder Approval:

(i) the Company (including the Special Committee or the Board of Directors acting solely in accordance with the recommendation of the Special Committee), directly or indirectly through its or their Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives that has made an unsolicited offer, inquiry, proposal or indication of interest with respect to an Acquisition Proposal not resulting, in whole or in part, from a breach, in any material respect, of this Section 6.04, if the Board of Directors (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee has reasonably determined in good faith, after consultation with its outside legal counsel and financial advisor, based on information then available, that (1) such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and (2) failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to the Company shareholders under Applicable Law and (B) furnish to such Third Party or its Representatives (after making the determination set forth in the foregoing clause (A)) information relating to the Company or any of its Subsidiaries and afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries pursuant to and in accordance with an Acceptable Confidentiality Agreement; provided that, to the extent that any information relating to the Company or its Subsidiaries is provided to any such Third Party or any such Third Party is given access, in each case which was not previously provided to or made available to Parent in connection with this transactions contemplated hereby, such information or access is provided or made available to Parent substantially concurrently with, or promptly following, the time such Third Party is provided such information or access; and

(ii) subject to compliance with the rest of this Section 6.04 (including Section 6.04(d)), the Board of Directors (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee may, (A) in response to an unsolicited offer, inquiry, proposal or indication of interest with respect to a written Acquisition Proposal not resulting, in whole or in part, from a breach, in any material respect, of this Section 6.04 and that the Board of Directors (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with its outside legal counsel and financial advisor, constitutes a Superior Proposal, make an Adverse Recommendation Change or terminate this Agreement pursuant to and in accordance with Section 10.01(d)(i) in order to enter into a definitive agreement for a Superior Proposal, or (B) in response to an Intervening Event, make an Adverse Recommendation Change, if, in each case of clauses (A) and (B), the Board of Directors (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties to the Company shareholders under Applicable Law. For the avoidance of doubt, the Company may not terminate this Agreement pursuant to Section 10.01(d)(i) unless it pays, or causes to be paid, to Parent the Termination Fee immediately prior to or concurrently with such termination, in accordance with Section 11.04.

In addition, nothing contained herein shall prevent the Company or the Board of Directors (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee from (A) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Act or Item 1012(a) of Regulation M-A promulgated under the 1934 Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) with respect to an Acquisition Proposal (provided that neither the Company nor the Board of Directors nor the Special Committee may recommend any Acquisition Proposal unless permitted by Section 6.04(b)(ii) and even if permitted by the foregoing, is subject to the rights of Parent set forth in this Agreement); (B) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act; or (C) making any disclosure not related to an Acquisition Proposal to the shareholders of the Company that is required by Applicable Law or with respect to which the Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law. The Company shall cause each of its and its Subsidiaries’ Representatives to comply with this Section 6.04 and shall be responsible for any breach by such Representatives hereof (other than, in each case, any Representatives that are also Representatives or Affiliates of Parent, or that are Representatives of such Affiliates of Parent).

(c) Required Notices. From and after the date hereof, the Company shall notify Parent in writing (whether before or after the Company Shareholder Approval is obtained and which notice shall not constitute an Adverse Recommendation Change) promptly after receipt (but in no event later than twenty four (24) hours thereof) by the Company of any Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party, in each case that would reasonably be expected to lead to an Acquisition Proposal and keep Parent reasonably informed of the status of discussions and negotiations relating to such Acquisition Proposal, including promptly (but in no event later than twenty four (24) hours after receipt) providing Parent with (i) the identity of the Third Party making such Acquisition Proposal or request, (ii) a summary of all material correspondence with respect to such Acquisition Proposal, and (iii) an unredacted copy of such Acquisition Proposal (and any other Contracts that form a part of such Acquisition Proposal, subject to customary redactions of any debt financing documents), or where such Acquisition Proposal is not in writing, a description of the material terms thereof, sent or provided to the Company or any of its Subsidiaries in connection therewith. For the avoidance of doubt, the foregoing shall not in any way permit the Company to entertain or engage in discussions regarding an Acquisition Proposal following the Company Shareholder Approval.

(d) Last Look. Neither the Board of Directors, the Special Committee, nor the Company shall take any of the actions referred to in Section 6.04(b)(ii) unless (i) the Company shall have notified Parent, in writing and at least three (3) Business Days prior to taking such action (the “Notice Period”), of its intention to take such action, specifying, in reasonable detail, the reasons for taking such action, and attaching a copy of any proposed agreements for the Superior Proposal, if applicable, (ii) during the Notice Period, if requested in writing by Parent, the Company has (through the Special Committee) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement as would enable the Board of Directors (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee, as applicable, to maintain the Company Recommendation and not make an Adverse Recommendation Change or, in the case of a Superior Proposal, terminate this Agreement, and (iii) following the expiration of the Notice Period, the Board of Directors (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee determines in good faith, taking into account any amendments to the terms of this Agreement, the Equity Commitment Letters and the Rollover Agreements proposed by Parent, that the failure to effect an Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties to the Company shareholders under Applicable Law; provided, however, that in the event of any material revision or amendment to the terms of an Acquisition Proposal (including, for the avoidance of doubt, any revision to the proposed consideration to be paid per Company Common Share or other material financial terms contained therein), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.04(d) with respect to such new written notice (and the “Notice Period” in respect of such new written notice will be two (2) Business Days).

(e) Obligation to Terminate Discussions. Subject to the remainder of this Section 6.04, the Company (i) shall, and shall cause any of its Subsidiaries (and instruct its and their respective Representatives) to cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal, and (ii) shall promptly request that all copies of all confidential information that the Company, any of its Subsidiaries or any of its or their respective Representatives have distributed or made available to any such Third Party in connection with their consideration of any Acquisition Proposal in the year prior to the date hereof (and all analyses and other materials prepared by or on behalf of such Third Party that contains, reflects or analyzes that information) be promptly destroyed or returned, and cause any physical or virtual data room to no longer be accessible to or by any such Third Party.

(f) Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Superior Proposal” means a written Acquisition Proposal that the Special Committee believes in good faith is bona fide (but substituting “80%” for all references to “20%” in the definition of such term) on terms that the Board of Directors (acting solely in accordance with the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisors, (i) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial (including the availability of committed financing), regulatory, timing and other aspects (including certainty of closing) of such Acquisition Proposal and the Person or group making the proposal but excluding whether Parent and any of its Affiliates (including any Members) that are shareholders of the Company would vote in favor of, tender into or otherwise support such Acquisition Proposal and (ii) would result in a transaction that, if consummated, is more favorable from a financial point of view to the Unaffiliated Shareholders than the Merger, (taking into account all factors determined by the Board of Directors to be relevant with respect to such determination, including any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination); provided, further, that no offer or proposal shall be deemed to be a “Superior Proposal” if such offer or proposal treats the Specified Shareholders less favorably than the other Company shareholders in terms of consideration and payment terms.

(ii) “Intervening Event” means any Effect that is material to the Company and its Subsidiaries, taken as a whole, and that was not known or reasonably foreseeable, or, if known, the material consequences of which were not known or reasonably foreseeable, to the Special Committee, or, solely in the case of an Adverse Recommendation Change by the Board of Directors, the Board of Directors, as of the date of this Agreement and does not relate to an Acquisition Proposal or a Superior Proposal, and which Effect becomes known to or by the Special Committee, or, solely in the case of an Adverse Recommendation Change by the Board of Directors, the Board of Directors, prior to receipt of the Company Shareholder Approval; provided that in no event shall any action taken by the parties pursuant to the affirmative covenants set forth in Section 8.01, or the consequences of any such action, constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been, an Intervening Event.

Section 6.05 Stock Exchange Delisting. Prior to the Effective Time, the Company shall reasonably cooperate with Parent and use its reasonable best efforts to take all actions reasonably necessary, proper or advisable on its part under Applicable Laws and the rules and policies of the NYSE to enable the delisting of the Company Common Shares from the NYSE and the deregistration of the Company Common Shares under the 1934 Act as promptly as practicable after the Effective Time.

Section 6.06 Special Committee. Prior to the earlier of the termination of this Agreement in accordance with ARTICLE 10 and the Effective Time, without the prior written consent of the Special Committee, (a) the Board of Directors shall not eliminate, dissolve or otherwise dismantle the Special Committee, or revoke or diminish the authority of the Special Committee, increase the size of the Special Committee, or remove or cause the removal of any member of the Special Committee either as a director or as a member of the Special Committee and (b) neither Parent, Merger Sub nor their respective Affiliates (including, for the avoidance of doubt, the Specified Shareholders) shall remove or cause the removal of any director of the Board of Directors that is a member of the Special Committee either as a member of the Board of Directors or the Special Committee.

Section 6.07 Dividends on Common Shares. Notwithstanding anything in this Agreement to the contrary, the Company may declare and pay, as applicable, its regularly quarterly dividend to holders of Company Common Shares in respect of each of the fiscal quarters ending on or after September 30, 2022 and commencing on or prior to the Effective Time (with the last such dividend being referred to as the “Final Quarterly Dividend”), consistent with past practice (and each of which dividends shall not exceed $0.125 per Company Common Share), subject to the MIBCA; provided, that in the event the Closing occurs prior to the declaration and payment of the Final Quarterly Dividend, the Board of Directors shall accelerate the record and payment date of the Final Quarterly Dividend such that the record date shall occur, and the holders of Company Common Shares shall receive, the pro rata portion of the Final Quarterly Dividend calculated by multiplying the amount of such Final Quarterly Dividend by a fraction, the numerator of which is the number of days between the beginning of the applicable quarter and the record date, and the denominator of which is 90 days, at or prior to the Closing, subject to the MIBCA.

Section 6.08 Certain Consents and Refinancings. Promptly following the date hereof, the Company shall use its commercially reasonable efforts to do one or a combination of the following in respect of each indebtedness facility specified on Section 9.02(e) of the Company Disclosure Schedule: (a) obtain consent, clearance, authorization, approval, or waiver in form and substance reasonably acceptable to the Company and to Parent, or (b) repay, redeem, or otherwise retire such indebtedness facility by (i) entering into Permitted Replacement Indebtedness Facilities and/or (ii) using up to an aggregate of $100,000,000 of cash on hand of the Company and its Subsidiaries and/or proceeds of existing revolving indebtedness of the Company and its Subsidiaries; provided that any use of cash or proceeds of existing revolving indebtedness described in this clause (b)(ii) shall not be permitted without the prior consent of Parent, which consent shall not be unreasonably withheld by Parent, acting in the good faith, and which request for consent shall be accompanied by 12-month liquidity forecasts reflecting the use of such cash or indebtedness (and a scenario in which such cash or indebtedness is not so used). In connection with clause (a) or (b)(i) of the prior sentence, the Company and its Subsidiaries may not (i) pay consent, arranging, upfront, underwriting, financing or similar fees (collectively, “Consent Fees”) and/or (ii) agree to pay any Yield Enhancement, including in each case of clauses (i) and (ii) fees and expenses of third-party advisors, including outside attorneys’ fees and expenses, in amounts exceeding, in the aggregate, the amount set forth on Section 9.02(e) of the Company Disclosure Schedule. Notwithstanding anything to the contrary in this Agreement, the Company and its Subsidiaries shall not be restricted from repaying any existing indebtedness when due at maturity.

Section 6.09 Board Matters. Effective upon or prior to the Effective Time, the Board of Directors shall take all action necessary to cause the composition of the boards of directors of the Surviving Corporation, Seaspan Corporation, Apple Bidco Limited, and their respective Subsidiaries, as applicable to comply with all Applicable Laws and that the board of Directors of the Surviving Corporation at the Effective Time shall satisfy the “continuing directors” requirement of the Baby Bonds and that at least one of the directors of the Surviving Corporation shall be a person who is “independent” within the meaning of Rule 10A-3 of the 1934 Act.

ARTICLE 7

COVENANTS OF PARENT

Section 7.01 Obligations of Merger Sub and the Surviving Corporation. Parent shall take all action necessary to cause Merger Sub and, after the Closing, the Surviving Corporation to perform their respective obligations under this Agreement.

Section 7.02 Director and Officer Liability.

(a) For six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless the present and former directors, officers, employees, fiduciaries and agents of the Company and its Subsidiaries and any individuals serving in such capacity at or with respect to other Persons at the Company’s or its Subsidiaries request (each, an “Indemnified Person”) from and against any losses, damages, liabilities, costs, expenses (including reasonable attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in respect of the Indemnified Person’s having served in such capacity prior to the Effective Time to the fullest extent permitted by the MIBCA or any other Applicable Law or provided under the Company’s articles of incorporation and bylaws in effect on the date hereof. If any Indemnified Person is made party to any Legal Action arising out of or relating to matters that would, assuming any applicable standards of conduct were satisfied, be indemnifiable pursuant to the immediately preceding sentence, Parent shall, and shall cause the Company to, advance fees, costs and expenses (including attorneys’ fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such Legal Action; provided that the Indemnified Person to whom expenses are advanced provides a customary undertaking to repay such advances if it is ultimately determined in a final judicial determination that such Person was not entitled to be so indemnified.

(b) For six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor and comply with their respective obligations under (i) any indemnification agreement with any Indemnified Person set forth on Section 7.02(b) of the Company Disclosure Schedule and (ii) their respective organizational documents (or in such documents of any successor to the business of the Surviving Corporation), and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Person thereunder.

(c) For six (6) years after the Effective Time, Parent shall cause to be maintained, and the Surviving Corporation shall maintain in effect, provisions in the Surviving Corporation’s articles of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of directors, officers, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(d) Prior to the Effective Time, the Company shall, or if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), which D&O Insurance shall (i) be for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, (ii) be from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance and (iii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Person by reason of his or her having served in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six (6)-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided, however, that the annual premium for such D&O Insurance shall not exceed three hundred percent (300%) of the aggregate annual amounts currently paid by the Company to maintain its existing directors’ and officers’ and fiduciary liability insurance policies; provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Company shall, or Parent shall cause the Surviving Corporation to, obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(e) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person or consummates any division transaction, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.02.

(f) The rights of each Indemnified Person under this Section 7.02 shall be in addition to any rights such Person may have under the articles of incorporation or bylaws of the Company or any of its Subsidiaries, or under the MIBCA or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. This Section 7.02 shall survive consummation of the Merger and is intended to benefit, and shall be enforceable by, each Indemnified Person and their respective heirs and representatives, and will be binding on Parent, the Surviving Corporation and their respective successors and assigns.

Section 7.03 Employee Matters.

(a) As of the Effective Time, each Company Employee as of immediately prior to the Effective Time who thereafter continues to provide services to Parent, Surviving Corporation or any of their respective Subsidiaries immediately after the Effective Time (each, a “Continuing Employee”) shall receive from Parent or the Surviving Corporation or any of its respective Subsidiaries an initial annual base salary or base wage rate, as applicable, that is no less favorable than the annual base salary or base wage rate provided to such Continuing Employee as of immediately prior to the Effective Time. Parent is committed to attracting and retaining a highly qualified employee base. It is Parent’s intent to maintain competitive compensation and benefits at levels consistent with the current practices of the Company and its Subsidiaries to enable them to continue to attract and retain qualified employees; provided, however that, following the Effective Time, Company Stock Plans would no longer provide for the issuance of Company Common Shares, and in lieu thereof cash payments would be substituted.

(b) As of the Effective Time, with respect to any benefit or compensation plan, program, agreement or arrangement in which a Continuing Employee participates that may be established or maintained by Parent or the Surviving Corporation or any of its Subsidiaries on or within the one-year period following the Effective Time (the “New Plans”), Parent shall, or shall cause the Surviving Corporation and any of its respective Subsidiaries to, (i) waive all limitations as to any pre-existing condition, exclusions, active employment requirements, waiting periods and requirements to show evidence of good health in its applicable group health plans with respect to participation and coverage requirements applicable to each Continuing Employee under any group health plans that such employees may become eligible to participate in after the Effective Time (to the extent that such conditions and waiting periods would not have applied to such employees under the comparable Company Plans in effect at the Effective Time) during the plan year which includes the Effective Time and (ii) credit each Continuing Employee for the dollar amount of any copayments, deductibles, or similar payments made under any group health plan of the Company or any of its Subsidiaries during the plan year which includes the Effective Time for purposes of satisfying any applicable copayment, deductible, or similar requirements under any New Plan in which such employees become eligible to participate in after the Effective Time. In addition, as of the Effective Time, Parent shall, or shall cause the Surviving Corporation and any applicable Subsidiary to, give Continuing Employees full credit for purposes of eligibility, vesting, and determination of level of severance and vacation benefits under any New Plans (other than any defined benefit pension arrangements, nonqualified or deferred compensation arrangements, retiree health plans or programs or any equity compensation plans or arrangements) maintained by Parent, Merger Sub or an applicable Subsidiary that such employees may be eligible to participate in after the Effective Time for such Continuing Employees’ service with the Company or any of its Subsidiaries during the plan year which includes the Effective Time, to the same extent that such service was credited for the same purposes under any comparable Company Plan immediately prior to the Effective Time. Notwithstanding the foregoing, nothing in this Section 7.03 shall be construed to require crediting of service that would result in a duplication of benefits for the same period.

(c) Notwithstanding anything provided in this Section 7.03, each employee of the Company or any of its Subsidiaries who, as of immediately prior to the Effective Time, is covered by a Collective Bargaining Agreement shall be provided with compensation, benefits and terms and conditions of employment consistent with the terms of the applicable Collective Bargaining Agreement in effect.

(d) Parent shall cause the Surviving Corporation and each of its Subsidiaries, for a period commencing at the Effective Time and ending ninety (90) days thereafter, not to effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility, operating unit or Continuing Employee, and shall cause the Surviving Corporation and each of its Subsidiaries not to take any such action after such ninety (90)-day period without complying with all provisions of the WARN Act.

(e) The provisions of this Section 7.03 are solely for the benefit of the parties to this Agreement, and no current or former Company Service Provider (including any Company Service Provider who becomes party to this Agreement or any Transaction Document after the date hereof) or any other Person shall be regarded for any purpose as a third-party beneficiary of this Section 7.03. Nothing herein shall: (i) be deemed to establish, amend or modify any Company Plan or any other benefit or compensation plan, program, agreement or arrangement maintained or sponsored by Parent, Merger Sub, the Company or any of their respective Affiliates; (ii) prohibit Parent, Merger Sub, the Company or any of their respective Affiliates from terminating the employment of any Continuing Employee or other Person following the Closing Date; (iii) prohibit or limit the ability of Parent, Merger Sub, or any of their respective Affiliates (including the Company and its Subsidiaries following the Effective Time) to amend, modify, or terminate any benefit or compensation plan, program, policy, agreement or arrangement at any time assumed, established, sponsored, or maintained by any of them, or (iv) be deemed to confer upon any current or former Company Service Provider or any other Person any particular term or condition of employment or engagement.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

Section 8.01 Regulatory Undertakings.

(a) The Company and Parent (it being understood that references to Parent in this Section 8.01 shall include Merger Sub) shall cooperate and use commercially reasonable efforts to take, or cause to be taken (including by causing their Affiliates to take), subject to Section 8.01(b) and Section 8.01(c), all actions, and do, or cause to be done, all things, necessary, proper or advisable under Applicable Law to consummate and make effective the transactions contemplated by this Agreement, including the Merger, as promptly as practicable, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information and applications and (ii) obtaining all approvals, consents, clearances, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable, it being understood that the obtaining or requesting of any approvals, consents, clearances, registrations, permits, authorizations or other confirmations from, or the provision of notice with respect to the transactions contemplated by this Agreement to, any Governmental Authority or Third Party not set forth on either of Schedule 9.01(c) or Schedule 9.03(c) shall not be a condition to Closing.

(b) Notwithstanding the foregoing or any other provision of this Agreement to the contrary, (i) the Company shall not and shall cause its Subsidiaries and Affiliates not to, without Parent’s prior written consent, and (ii) nothing in this Section 8.01 or otherwise in the Agreement shall require Parent or its Affiliates or direct or indirect equityholders to, in each case offer, propose, negotiate, accept, effect, commit to or agree to (A) sell, transfer, divest, license or otherwise dispose of or hold separate any part of its or their businesses, operations, properties, products, product lines, services, rights or assets, (B) terminate, create, modify or amend any relationships, contractual rights, obligations, ventures or other arrangements, (C) agree to or implement any changes to, restrictions on or other impairment of the management, conduct of business, operation or ownership of businesses, operations, properties, products, product lines, services, rights, interests or assets or (D) any other remedy, condition or commitment of any kind, in each case, other than, if reasonably possible, based on Parent’s good faith judgment, to finalize with the applicable Governmental Authority prior to the End Date (including any automatic or mutually agreed extension thereof), (x) any commercially reasonable requirement to restrict certain information with respect to the business of the Company and its Subsidiaries from a Member or its Affiliates or Representatives or (y) any such measures with respect to the Company and its Subsidiaries that would, individually and in the aggregate, reasonably be expected to be immaterial to the business, assets, liabilities, condition (financial or otherwise) and results of operations of the Company and its Subsidiaries, taken as a whole; provided that the remedies, conditions and commitments described in the preceding clauses (x) and (y) shall not be required (or permitted by the Company or its Subsidiaries or Affiliates) to be offered, proposed, negotiated, accepted, effected, committed to or agreed to with any applicable Governmental Authority prior to the parties’ receipt of a remediation proposal from such Governmental Authority or notification that such Governmental Authority intends to conduct any in-depth investigation, including any U.S. Second Request, and shall not be permitted to be taken unless they are conditioned upon the Closing and effective only upon or after the Effective Time.

(c) In furtherance and not in limitation of the foregoing, each of Parent and the Company, as applicable, shall (and Parent shall cause its Affiliates to) (i) make or cause to be made an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within fifteen (15) Business Days after the date hereof and (ii) make or cause to be made the other registrations, declarations, notices, or filings pursuant to the Competition Laws and Foreign Investment Laws set forth on Schedule 9.01(c) as promptly as practicable after the date hereof.

(d) Each party shall (and shall cause its Affiliates to): (i) promptly notify the other parties of any substantive communication to that party from any Governmental Authority and, subject to Applicable Law, permit the other parties to review and discuss, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority, in advance of any proposed written communication to any Governmental Authority; (ii) not agree to, or participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning any Competition Law and/or Foreign Investment Law matters in connection with this Agreement or the Merger and the other transactions contemplated hereby unless in each case it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate thereat; (iii) furnish the other parties with copies of all substantive correspondence, filings, and communications (and for any substantive oral communications, memoranda setting forth the substance thereof) between them and their Affiliates and their respective representatives on the one hand, and any Governmental Authority or members or their respective staffs on the other hand, with respect to any Competition Law and/or Foreign Investment Law matters in connection with this Agreement and (iv) consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to filings, investigations, inquiries or proceedings under any Competition Law and/or Foreign Investment Law. Any party hereto may, as it deems necessary, reasonably designate any competitively sensitive material provided to the other parties hereto under this Section 8.01 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. Notwithstanding the undertakings of cooperation set forth in this Section 8.01, in the event of any good faith disagreement between Parent and the Company with respect to whether to offer or agree to any remedies, conditions or commitments described in Section 8.01(b)(x) or Section 8.01(b)(y), after considering in good faith the views of the Company, Parent shall be entitled to make the final determination with respect to such matters and lead communications with respect thereto, in each case, so long as Parent is otherwise acting in accordance with the terms of Section 8.01.

Section 8.02 Certain Filings. As promptly as reasonably practicable after the date of this Agreement, the Company shall (a) jointly with Parent, prepare and file the Schedule 13E-3 with the SEC, which shall include the Proxy Statement therein and (b) in consultation with Parent, set a record date for the Company Shareholder Meeting. Each of the Company and Parent shall use reasonable best efforts to have the Schedule 13E-3 cleared by the SEC as promptly as practicable after the filing thereof. Each of the parties shall (i) obtain and furnish to the other parties the information required to be included in the Schedule 13E-3 (including in the Proxy Statement), (ii) promptly notify the other parties of the receipt of any comments from the SEC or its staff with respect thereto, (iii) respond as promptly as practicable to any such comments made by the SEC or its staff with respect to the Schedule 13E-3 (including the Proxy Statement), (iv) give the other parties and their respective counsel a reasonable opportunity to review and comment on the Schedule 13E-3 (including the Proxy Statement, and any supplement or amendment thereto) each time before it is filed with the SEC (v) give reasonable and good-faith consideration to any comments thereon made by the other parties and their respective counsel, and (vi) cause the Proxy Statement in definitive form and the Schedule 13E-3 to be mailed to the Company’s shareholders at the earliest reasonably practicable date after the earliest of (x) confirmation from the SEC that it has no further comments on the Schedule 13E-3 (including the Proxy Statement) and (y) confirmation from the SEC that the Schedule 13E-3 (including the Proxy Statement) is not to be reviewed. The Company and Parent shall cooperate with one another (1) in connection with the preparation of the Proxy Statement and the Schedule 13E-3, (2) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required in connection with the consummation of the transactions contemplated by this Agreement and (3) in taking such actions or making any such filings, and furnishing information required in connection therewith or with the Proxy Statement and the Schedule 13E-3. Each of the Company and Parent shall, upon written request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and Affiliates and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or the NYSE in connection with the Proxy Statement and the Schedule 13E-3. If at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and, to the extent required under Applicable Law, disseminated to the Company shareholders.

Section 8.03 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a joint press release mutually agreed to by the parties. Except in accordance with Section 6.04 or in connection with any dispute between the parties regarding this Agreement, the Merger or the other transactions contemplated hereby, Parent and the Company shall consult with each other before issuing any other press release or announcement with respect to this Agreement or the transactions contemplated hereby (other than any press release, communication, public statement, press conference or conference call which has a bona fide purpose that does not relate to this Agreement or the transactions contemplated hereby and in which no information of or regarding this Agreement and the transactions contemplated hereby are mentioned that has not previously been disclosed to the public in accordance with this Section 8.03) and shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation except to the extent required to do so by Applicable Law (including, for the avoidance of doubt, any filings with the SEC or as required by the rules of the NYSE); provided that, to the extent reasonably practicable and permitted by Applicable Law, such disclosing party will notify the other parties at least twenty four (24) hours before making any such disclosure and shall consider in good faith any comments made by the other parties to prevent or restrict disclosure, or on the content of the disclosure; provided, further, that no provision of this Agreement shall be deemed to restrict in any manner the Company’s ability to communicate with its or its Subsidiaries’ employees. Notwithstanding the foregoing, after the issuance of any press release or the making of any public statement with respect to which the foregoing consultation procedures have been followed, either party may issue such additional publications or press releases and make such other customary announcements without consulting with any other party hereto so long as such additional publications, press releases and announcements contain substantially similar information as the disclosure included in the press release or public statement with respect to which the other party had been consulted. Notwithstanding the foregoing, nothing in this Agreement shall restrict the ability of Parent to communicate with its Affiliates or Parent or any of its Affiliates that are private equity funds or similar investment funds, or any manager or general partner of such fund, or Ocean Network Express, from making customary disclosures on a confidential basis to current equity holders, members and managers of Parent or its Affiliates, in each case, who are subject to customary confidentiality restrictions with respect to non-public information.

Section 8.04 Merger Sub Approval Without Meeting of Shareholders. Immediately following the execution of this Agreement, Parent, as sole shareholder of Merger Sub, shall duly adopt this Agreement by written consent in lieu of a meeting of shareholders in accordance with the MIBCA and shall promptly deliver evidence of such approval to Parent.

Section 8.05 Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of any of the following: (a) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (b) any other substantive written notice or other substantive written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; or (c) any Legal Action commenced or, to its Knowledge, threatened in writing against, relating to or involving or otherwise affecting the Company or any of its Affiliates or Parent or any of its Affiliates, as the case may be, that relate to or otherwise affect the consummation of the transactions contemplated by this Agreement; provided that such notice shall not be deemed in any way to qualify the representations and warranties of the parties set forth herein for purposes of ARTICLE 9; and provided, further, that a party’s good faith failure to comply with this Section 8.05 shall not provide any other party the right to terminate this Agreement or otherwise not to effect the transactions contemplated by this Agreement, except to the extent that any other provision of this Agreement independently provides such right(s).

Section 8.06 Litigation and Proceedings. Each of Parent and the Company shall notify the other promptly of the commencement of any shareholder or derivative Legal Action of which it has received written notice related to this Agreement, the Merger or the other transactions contemplated hereby. Subject to the immediately following sentence, each of the Company and Parent shall use reasonable best efforts to prevent the entry of (and, if entered, to have vacated, lifted, reversed or overturned) any Order that results from any shareholder or derivative Legal Action against the Company, Parent, Merger Sub, any of their Affiliates or any of their respective directors or officers relating to this Agreement, the Merger or any of the other transactions contemplated hereby. The Company shall control the defense or settlement of any litigation or other Legal Action against the Company or any of its Affiliates or any of their respective directors or officers relating to this Agreement, the Merger or the other transactions contemplated by this Agreement; provided that the Company shall (i) give Parent a reasonable opportunity to participate in such Legal Action, (ii) consult regularly with Parent in good faith and give Parent a reasonable opportunity to review and comment on filings and responses thereto, which the Company shall consider in good faith, and (iii) keep Parent apprised of, and consult with Parent with respect to, proposed strategy and any significant decisions related thereto; and provided, further, that the Company agrees that it shall not settle any such Legal Action without the prior written consent of Parent, which shall not be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing provisions of this Section 8.06, nothing herein shall require the Company to disclose any information pursuant to this Section 8.06 if the Company’s external counsel reasonably determines that such disclosure would (a) constitute a violation of any Applicable Law or (b) result in a waiver of attorney-client privilege, work product doctrine or similar privilege; provided that information may be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent to the extent that the Company’s external counsel determines that doing so is required for the purpose of complying with applicable Competition Laws.

Section 8.07 Takeover Statutes. None of the Company, the Company’s Subsidiaries, the Board of Directors or the Special Committee or Parent or Merger Sub shall take any action that would result in any Anti-Takeover Laws becoming applicable to the transactions contemplated by this Agreement, or the transactions contemplated hereby and, if any Anti-Takeover Law is or becomes applicable to the Merger, each of the Company, Parent and Merger Sub and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 8.08 Further Assurances. If at any time after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Corporation and their respective officers and directors or managers shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to (i) vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or (ii) otherwise carry out the provisions of this Agreement. Nothing in this Section 8.08 shall in any way modify or expand the provisions of Section 8.01.

Section 8.09 Exchangeable Notes; Capped Calls.

(a) Within the time periods required by the terms of the Exchangeable Notes Indenture, the Company shall, and shall cause the Exchangeable Notes Issuer and other Company Subsidiaries to, take all actions required by, or reasonably requested by Parent pursuant to, the Exchangeable Notes Indenture and Applicable Law to be performed by the Company, the Exchangeable Notes Issuer or any other Company Subsidiary at or prior to the Effective Time as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, including the giving of any notices that may be required or reasonably requested by Parent and delivery to the trustees, holders or other applicable Persons, as applicable, of any documents or instruments required or reasonably requested by Parent to be delivered at or prior to the Effective Time to such trustees, holders or other applicable Persons, in each case in connection with the execution and delivery of this Agreement, the transactions contemplated by this Agreement or as otherwise required by, or reasonably requested by Parent pursuant to, the Exchangeable Notes Indenture; provided that the Company (or the applicable Company Subsidiary) shall deliver a copy of any such notice or other document to Parent at least three (3) Business Days prior to delivering or entering into such notice or other document in accordance with the terms of the Exchangeable Notes Indenture. Without limiting the generality of the foregoing, prior to the Effective Time, the Company agrees to cooperate with Parent, at Parent’s written request, by (i) executing and delivering (or causing to be executed and delivered, as applicable) prior to or at the Effective Time one or more supplemental indentures, officer’s certificates and opinions of counsel (to the extent required by the trustee pursuant to the Exchangeable Notes Indenture), in each case in form and substance reasonably acceptable to Parent, pursuant to the Exchangeable Notes Indenture and (ii) using its reasonable best efforts to cause each of the trustees under the Exchangeable Notes Indenture to execute at or prior to the Effective Time any such supplemental indentures.

(b) Prior to the Effective Time, the Company shall, and shall cause the Exchangeable Notes Issuer and other Company Subsidiaries to, (i) take all actions reasonably requested by Parent in connection with making elections under, amending, negotiating adjustments, obtaining waivers or unwinding or otherwise settling the Capped Call Confirmations, (ii) promptly advise Parent of any notices or other communications with the counterparties to the Exchangeable Note Hedge Obligations in respect of any settlement or termination thereof or adjustment thereto (including any adjustments arising out of an Announcement Event (as defined in the Capped Call Confirmations)), and (iii) cooperate with Parent with respect to its efforts to settle, terminate or amend the Exchangeable Note Hedge Obligations and the negotiation of any termination or settlement payment or valuation related thereto or the negotiation of any amendment thereto, as applicable; provided that the Company shall not, and shall cause the Exchangeable Notes Issuer and other Company Subsidiaries not to, (x) exercise any right that it may have to terminate, or cause the early settlement, exercise or cancellation of, the Exchangeable Note Hedge Obligations (other than any exercise or termination contemplated pursuant to Section 9(i)(i) of the applicable Capped Call Confirmations upon any exchange of the Exchangeable Notes prior to the Effective Time (a “Specified Exercise”)) (it being agreed that the Company shall notify Parent in writing as promptly as practicable prior to any such exercise or termination); or (y) agree to amend, modify or supplement the terms relating to, or agree to any amount due upon, the termination or settlement thereof, in each case of clauses (x) and (y), without the prior written consent of Parent.

Section 8.10 Certain Other Transactions.

(a) Prior to the Effective Time and subject to the satisfaction or waiver of all conditions to Closing, Parent shall cause its applicable Affiliates to exercise all of the FFH Warrants on a non-cashless basis, and the shares issuable as a result of such exercise shall be deemed to be Rollover Shares.

(b) If any Company Common Shares are at the Effective Time subject to any “holdback,” “escrow,” or similar mechanism pursuant to the APR Purchase Agreement (collectively, the “APR Holdback”), the parties shall, at and with effect as of the Effective Time, cause the APR Purchase Agreement to be amended in a manner that, notwithstanding anything therein to the contrary, will provide that any right of any Person to receive a Company Common Share upon termination of the APR Holdback shall be extinguished and replaced with the right to receive, following the termination of the APR Holdback after the Effective Time, $15.50 in cash per each such Company Common Share that would otherwise have been received by Person. The Company will take, and cause its applicable Subsidiary to take, required actions to amend the APR Purchase Agreement to implement the foregoing.

(c) Neither Parent nor any of its Affiliates shall amend, supplement or modify in any respect, at or prior to the Effective Time, the Joint Bidding Agreement, the Parent Governing Documents (including any forms thereof), or any other Contract, or enter into any new Contract, in a manner that would cause the representations in the last sentence of Section 5.08(a), or in any provision of Section 5.08(b), Section 5.08(c) or Section 5.08(d) to be untrue (without limiting the issuance of the APR Holdback shares in accordance with the terms of the APR Holdback Agreement). For the avoidance of doubt, any such amendments, supplements, modifications or new Contracts shall comply in all respects with the requirements set forth on Section 5.08(c) of the Parent Disclosure Schedule.

Section 8.11 Continued Listing of Preferred Stock. From and after the Effective Time, Parent shall cause the Company to continue to cause the Designated Company Preferred Shares (other than the Series J Preferred Shares) to be listed on the NYSE.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or, to the extent legally permissible and permissible under this Agreement, mutual waiver of each of the following conditions:

(a) the Company Shareholder Approval shall have been obtained in accordance with the MIBCA;

(b) no Order or Applicable Law, whether temporary, preliminary or permanent, shall have been issued, entered, promulgated or enacted by any Governmental Authority of competent jurisdiction prohibiting, preventing, rendering illegal or enjoining the consummation of any of the transactions contemplated by this Agreement and shall remain in effect; and

(c) (i) all waiting periods (and any extensions thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act and any commitment to, or agreement (including any timing agreement) with, any Governmental Authority not to consummate the transactions contemplated by this Agreement, shall have expired or been terminated and (ii) all other approvals, consents, clearances and authorizations pursuant to the Competition Laws and Foreign Investment Laws set forth on Section 9.01(c) of the Company Disclosure Schedule shall have been obtained, deemed to be obtained, or confirmed in writing not to be required by the applicable Governmental Authority(ies).

Section 9.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver of the following additional conditions:

(a) the Company shall have performed, or complied with, in all material respects all of its covenants or agreements hereunder required to be performed, or complied with, by it at or prior to the Effective Time;

(b) (i) the representations and warranties of the Company contained in Section 4.01 (other than the second sentence of Section 4.01) (Corporate Existence and Power), Section 4.02(a) and Section 4.02(b) (Corporate Authorization), Section 4.04(a) (Non-Contravention); Section 4.05(b)(Capitalization), Section 4.06 (other than the first sentence of Section 4.06(b)) (Subsidiaries), Section 4.24 (Finders’ Fees) and Section 4.26 (Anti-Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of such times (other than representations and warranties that by their terms address matters only as of another specified time, which shall be so true only as of such time); (ii) the representations and warranties of the Company contained in the second sentence of Section 4.01 (Corporate Existence and Power), Section 4.05(a), Section 4.05(c) (Capitalization) and the first sentence of Section 4.06(b) (Subsidiaries) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as if made as of such times; (iii) the representations and warranties of the Company contained in Section 4.10(b) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of such times; and (iv) each of the other representations and warranties of the Company contained in this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date as if made as of such times (other than representations and warranties that by their terms address matters only as of another specified time, which shall be so true only as of such time), with only such exceptions in the case of this clause (iv) as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(c) since the date hereof, there shall not have occurred a Company Material Adverse Effect;

(d) Parent shall have received a certificate, dated as of the Closing Date, signed by an executive officer of the Company to the effect that the conditions set forth in the preceding clauses (a), (b) and (c) have been satisfied; and

(e) the consents, clearances, authorizations, approvals, waivers and filings set forth on Section 9.02(e) of the Company Disclosure Schedule shall have been duly obtained and remain in full force and effect, other than with respect to any indebtedness facilities listed on Section 9.02(e) of the Company Disclosure Schedule that the Company or its Subsidiaries have repaid, redeemed or retired in accordance with the terms of Section 6.08;

Section 9.03 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction or waiver of the following additional conditions:

(a) each of Parent and Merger Sub shall have performed, or complied with, in all material respects all of its covenants and agreements hereunder required to be performed, or complied with, by it at or prior to the Effective Time;

(b) (i) the representations and warranties of Parent and Merger Sub contained in Section 5.01 (Corporate Existence and Power), Section 5.02 (Corporate Authorization) and Section 5.07 (Finders’ Fees) and Section 5.08 (Ownership of Common Shares) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of such times (other than representations and warranties that by their terms address matters only as of another specified time, which shall be so true only as of such time); and (ii) each of the other representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of such times (other than representations and warranties that by their terms address matters only as of another specified time, which shall be so true only as of such time), with only such exceptions in the case of this clause (ii) as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and

(c) the Company shall have received a certificate, dated as of the Closing Date, signed by an executive officer of Parent to the effect that the conditions set forth in the preceding clauses (a) and (b) have been satisfied.

Section 9.04 Frustration of Closing Conditions. The Company may not rely, either as a basis for not consummating the Merger or terminating this Agreement pursuant to ARTICLE 10, on the failure of any of the conditions set forth in ARTICLE 9 to be satisfied if such failure was primarily caused by the Company’s material violation or breach of any provision of this Agreement. Neither Parent nor Merger Sub may rely, either as a basis for not consummating the Merger or terminating this Agreement pursuant to ARTICLE 10, on the failure of any of the conditions set forth in ARTICLE 9 to be satisfied if such failure was primarily caused by either of such parties’ material violation or breach of any provision of this Agreement.

ARTICLE 10

TERMINATION

Section 10.01 Termination. This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the Company shareholders):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before June 30, 2023 (or such other date as the Special Committee, on behalf of the Company, and Parent mutually agree in writing, the “End Date”); provided that (x) the right to terminate this Agreement under this Section 10.01(b)(i) shall not be available to a party (Parent and Merger Sub being considered one party for such purposes) if such failure of the Merger to be consummated by the End Date is primarily due to the material violation or breach of such party’s obligations under this Agreement, and (y) if all of the conditions set forth in ARTICLE 9 (other than those conditions that by their nature can only be satisfied at the Closing, but are capable of being satisfied at such time), other than any of the conditions set forth in Section 9.01(b), Section 9.01(c) or Section 9.02(e), are satisfied on, or have been waived prior to, the End Date, then the End Date shall automatically be extended by an additional sixty (60) days;

(ii) there shall be any Order or Applicable Law issued, entered, promulgated or enacted by a Governmental Authority of competent jurisdiction prohibiting, preventing, rendering illegal or enjoining the consummation of any of the transactions contemplated by this Agreement, including the Merger, and such Order or Applicable Law shall have become final and nonappealable; provided that, the right to terminate this Agreement under this Section 10.01(b)(ii) shall not be available to a party (Parent and Merger Sub being considered one party for such purposes) if the material violation or breach of such party’s obligations under this Agreement primarily resulted in such Order or Applicable Law; or

(iii) after the final adjournment or postponement of the Company Shareholder Meeting at which a vote of the Company shareholders has been taken in accordance with the Agreement, the Company Shareholder Approval has not been obtained;

(c) by Parent, if:

(i) prior to receipt of the Company Shareholder Approval, (A) an Adverse Recommendation Change shall have occurred or (B) the Company has breached its covenants, agreements or obligations set forth in Section 6.04 in any material respect (disregarding all qualifications as to “any material respect” contained in such section), which violation remains uncured for five (5) Business Days after written notice thereof is provided to the Company by Parent or Merger Sub, and such breach has led to or resulted in the Company’s receipt of an Acquisition Proposal; or

(ii) a violation or breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred (other than a breach of Section 6.04, as to which Section 10.01(c)(i)(B) will apply) that would cause the conditions set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied, which violation, breach or failure to perform, to the extent curable, has not been cured by the earlier to occur of (A) the date that is thirty (30) days following receipt by the Company of a written notice from Parent or Merger Sub of such violation, breach or failure to perform and (B) the End Date; provided that, at the time at which Parent would otherwise exercise such termination right, neither Parent nor Merger Sub shall be in material violation or breach of its or their obligations under this Agreement; or

(d) by the Company, if:

(i) prior to receipt of the Company Shareholder Approval, to the extent permitted by and effected in accordance with Section 6.04, the Board of Directors (solely in accordance with the recommendation of the Special Committee) or the Special Committee authorizes, and the Company enters into, an Alternative Transaction Agreement concerning a Superior Proposal in compliance with the terms and conditions set forth herein concurrently with the termination of this Agreement; provided that immediately before or concurrently with such termination, the Company pays the Termination Fee payable pursuant to Section 11.04;

(ii) a violation or breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied, which violation, breach or failure to perform, to the extent curable, has not been cured by the earlier to occur of (A) the date that is thirty (30) days following receipt by Parent or Merger Sub, as the case may be, of a written notice from the Company of such violation, breach or failure to perform and (B) the End Date; provided that, at the time at which the Company would otherwise exercise such termination right, the Company shall not be in material breach of its obligations under this Agreement; or

(iii) (A) all of the conditions set forth in Section 9.01 and Section 9.02 are satisfied or waived by the party(ies) entitled to waive such conditions (other than those conditions which by their terms or nature are to be satisfied at the Closing but which conditions are capable of being satisfied at the Closing and would be able to be satisfied if the Closing were to occur) as of the date the Closing should have occurred pursuant to Section 2.01, and Parent and Merger Sub have failed to consummate the transactions contemplated by the Agreement as of such date, (B) the Company has irrevocably confirmed in writing to Parent that all of the conditions to Closing set forth in Section 9.01 and Section 9.03 have been fully satisfied or are waived and that the Company is ready, willing and able to effect the Closing during the period described in clause (C), and (C) Parent and Merger Sub have failed to consummate the transactions contemplated by the Agreement within three (3) Business Days following such notice.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other parties; provided that any notice to be delivered pursuant to this ARTICLE 10 on behalf of the Company must be authorized by the Special Committee.

Section 10.02 Effect of Termination. If this Agreement is validly terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other parties hereto, whether in contract (whether pursuant to this Agreement or any other Transaction Agreement) or in tort or any other theory of liability whatsoever, provided that (i) the provisions of Section 4.28, Section 5.13, Section 6.03(b), Section 8.03, Section 10.01, this Section 10.02, and ARTICLE 11, to the extent the Termination Fee or any Expense Reimbursement is payable thereunder, will survive any such termination and are enforceable hereunder; and (ii) the Confidentiality Agreement, the Expense Reimbursement Agreement, solely to the extent any Expense Reimbursement is payable by Parent hereunder, and the Reverse Confidentiality Agreement will survive any such termination in accordance with their respective terms.

ARTICLE 11

MISCELLANEOUS

Section 11.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“e-mail”) transmission), so long as a receipt of such e-mail is requested and received (other than any automatically generated reply) and shall be given, if to Parent or Merger Sub, to:

Poseidon Acquisition Corp.

Attention: David L. Sokol

with a copy, which shall not constitute notice, to:

Honigman LLP

2290 First National Building

600 Woodward Avenue

Detroit, MI 48226

Attention: Tracy Larsen; Jeff Kuras; Barbara Kaye

and with a copy, which shall not constitute notice, to:

Ocean Network Express Pte. Ltd.

7 Straits View,

#16-01 Marina One East Tower,

Singapore 018936

Attention: Corporate Strategy & Sustainability

and with a copy, which shall not constitute notice, to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: David Kurzweil; Julian Azran

and with a copy, which shall not constitute notice, to:

Hamblin Watsa Investment Counsel Ltd.

95 Wellington Street West, Suite 802

Toronto, Ontario, Canada

M5J 2N7

Attention: General Counsel

and with a copy, which shall not constitute notice, to:

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, NY 10036

Attention: Michael Horwitz

and with a copy, which shall not constitute notice, to:

Washington Corporations

P.O. Box 16630

101 International Way

Missoula, MT 59808

Attention: Jerry Lemon

and with a copy, which shall not constitute notice, to:

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104

Attention: Stephan Coonrod; Christopher H. Cunningham; Christopher J. Bellavia

if to the Company, to:

(1)	Atlas Corp.

c/o Seaspan Ship Management Ltd.

2600 - 200 Granville Street,

Vancouver, British Columbia,

Canada, V6C 1S4

Attention: Legal Department

with a copy, which shall not constitute notice, to:

Gibson, Dunn & Crutcher LLP

811 Main St Suite 3000

Houston, TX 77002

Attention: Hillary H. Holmes; Mark D. Director

and

(2)	Special Committee of the Atlas Corp. Board of Directors

23 Berkeley Square

London, United Kingdom

W1J 6HE

Attention: Nicholas Pitts-Tucker

with a copy, which shall not constitute notice, to:

Morris Nichols Arsht & Tunnell

1201 N Market St #1600

Wilmington, DE 19801

Attention: Eric S. Klinger-Wilensky

if to the Special Committee, to:

Special Committee of the Atlas Corp. Board of Directors

23 Berkeley Square

London, United Kingdom

W1J 6HE

Attention: Nicholas Pitts-Tucker

with a copy, which shall not constitute notice, to:

Morris Nichols Arsht & Tunnell

1201 N Market St #1600

Wilmington, DE 19801

Attention: Eric S. Klinger-Wilensky

or to such other address or e-mail address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 6:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02 No Survival. The representations and warranties contained herein (other than those contained in Section 4.28 and Section 5.13) and in any certificate or other writing delivered pursuant hereto shall survive until (but not beyond) the Effective Time. The covenants and agreements of the parties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall not survive the Closing, except to the extent that any covenants and agreements by their terms are to be performed in whole or in part at or after the Closing, including those covenants and agreements set forth in this ARTICLE 11, which shall, in each case, survive in accordance with their respective terms or until completed, as the case may be.

Section 11.03 Amendments and Waivers; Exercise of Rights.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that in no event shall the condition set forth in Section 9.01(a) be waivable by any party; provided, further, that after the Company Shareholder Approval has been obtained, any amendment or waiver that would require the further approval of the Company shareholders under the MIBCA or in accordance with the rules and regulations of the NYSE shall be effective only upon obtaining such approval; provided, further, that no such amendment or waiver signed on behalf of the Company shall be effective unless first approved in writing by the Special Committee. Notwithstanding anything to the contrary contained herein, any determination with respect to the enforcement (or non-enforcement) of the Company’s rights hereunder shall be made by, and only by, the Special Committee. Any consent required by, or exercise of rights (including any termination rights) under, this Agreement by the Company or the Board of Directors, shall require the approval of, and only of, the Special Committee, and no Person that has entered into, or will enter into, a Rollover Agreement in connection with the transactions contemplated hereby shall be permitted to act on behalf of, or bind, the Company in any respect with respect to any of the transactions contemplated hereby.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Subject to Section 11.04(c), the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04 Expenses; Termination Fee.

(a) General. Except as otherwise provided herein, all Expenses incurred in connection with this Agreement shall be paid by the party incurring such Expense. In the event this Agreement is validly terminated (A) by the Company pursuant to Section 10.01(d)(ii) (Material Breach) or Section 10.01(d)(iii) (Breach of Obligation to Close When Required), Parent shall reimburse to the Company all of the Company’s Expenses in an aggregate amount not to exceed $17,000,000 in cash promptly, but in any event within two (2) Business Days after the date of such termination, by wire transfer in immediately available funds to one or more accounts designated by the Company, or (B) by Parent pursuant to Section 10.01(c)(i)(B) (Material Breach of No Shop) or 10.01(c)(ii) (Material Breach), the Company shall reimburse to Parent or its designee all of Parent’s Expenses in an aggregate amount not to exceed $17,000,000 in cash promptly, but in any event within two (2) Business Days after the date of such termination, by wire transfer in immediately available funds to one or more accounts designated by Parent or its designee (the amounts described in the foregoing clauses (A) and (B), “Expense Reimbursement”); provided that, in the event the Company has paid or caused to be paid Parent’s Expenses, and a Termination Fee is thereafter payable pursuant to Section 11.04(b), the Termination Fee otherwise payable shall be reduced by the amount of such Parent Expenses which are actually reimbursed. As used in this Agreement, “Expenses” includes all reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, financial advisors, experts and consultants to a party hereto and its Affiliates) actually incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, including, to the extent so incurred by such party, the preparation, printing, filing and mailing of the Proxy Statement and the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereby.

(b) Termination Fees.

(i) If this Agreement is validly terminated by the Company pursuant to Section 10.01(d)(i) (Superior Proposal) or by Parent pursuant to Section 10.01(c)(i)(A) (Adverse Recommendation Change), then the Company shall pay or cause to be paid to Parent in immediately available funds the Termination Fee in the case of a termination by Parent, within two (2) Business Days after such termination and, in the case of a termination by the Company, immediately before or concurrently with, and as a condition to, such termination; provided, however, that notwithstanding anything to the contrary herein, no such Termination Fee need be paid until Parent delivers written notice to the Company identifying the account(s) to which the Termination Fee shall be paid.

(ii) If, prior to receipt of the Company Shareholder Approval, (A) this Agreement is validly terminated by Parent or the Company pursuant to (1) Section 10.01(b)(i) (End Date), (2) Section 10.01(b)(iii) (Company No Vote), (3) Section 10.01(c)(i)(B) (Material Breach of No-Shop) or (4) Section 10.01(c)(ii) (Material Breach), (B) after the date of this Agreement and prior to the date of such termination of this Agreement in accordance with ARTICLE 10, an Acquisition Proposal shall have been made to the Board of Directors or the Special Committee or publicly submitted, publicly proposed, publicly disclosed or otherwise publicly communicated prior to the date of termination (in the case of a termination pursuant to Section 10.01(b)(i) (End Date), Section 10.01(c)(i)(B) (Material Breach of No-Shop) or Section 10.01(c)(ii) (Material Breach)) or the date of the Company Shareholder Meeting (in the case of a termination pursuant to Section 10.01(b)(iii) (Company No Vote)) and (C) within twelve (12) months after the date of such termination, the Company or one or more of its Subsidiaries enters into a definitive agreement in respect of any Acquisition Proposal or any Acquisition Proposal is consummated (provided that for purposes of this Section 11.04(b)(ii), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay or cause to be paid to Parent in immediately available funds, concurrently with the earlier of the execution or consummation of such Acquisition Proposal, the Termination Fee (subject to the reduction of the Termination Fee by the amount of the Expense Reimbursement in accordance with Section 11.04(a)). In no event shall Parent be entitled to receive more than one payment of the Termination Fee (or more than one payment of the Expense Reimbursement, with any such payment being netted against the Termination Fee as contemplated by Section 11.04(a)) in connection with this Agreement.

(c) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, none of Parent, Merger Sub or the Company would have entered into this Agreement. Each of the parties hereto acknowledges that the Termination Fee is not a penalty, and that it is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Accordingly, in the event that the Company fails to pay the Termination Fee, or either the Company or Parent (or its Affiliates on its behalf) fails to pay the Expense Reimbursement, when due, (i) if in order to obtain such payment, Parent or the Company, as the case may be, commences a suit which results in a judgment against the Company or the Parent (or its Affiliates), as the case may be, for such fee or Expense Reimbursement, as applicable, then the Company or Parent (or its Affiliates), as the case may be, shall pay to Parent or the Company, as the case may be, its Expenses (including reasonable attorneys’ fees and expenses of enforcement) in connection with such suit, and (ii) interest shall accrue on such amount at the prime lending rate prevailing at such time, as published in The Wall Street Journal from the date such amounts were required to be paid pursuant to the terms of this Agreement until the date actually received by Parent or the Company, as the case may be, with the foregoing clauses (i) and (ii), collectively, in either of the case of Parent (or its Affiliates) or the Company, being subject to a cap of $3,000,000. Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 11.13, (i) Parent’s right to receive payment of the Termination Fee and the Expense Reimbursement shall constitute the sole and exclusive remedy of Parent, Merger Sub, the Specified Shareholders, or any of their respective, direct or indirect, former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates, Representatives or assignees (collectively, the “Parent Related Parties”) against the Company, the Company’s Subsidiaries and any of their respective, direct or indirect, former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates, Representatives or assignees (collectively, the “Company Related Parties”) for all Losses suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated, and upon payment of such amounts, none of the Company, the Company Subsidiaries or the Company Related Parties shall have any further liability or obligation relating to or arising out of (i) this Agreement or the transactions contemplated thereby, (ii) the failure of the Merger or the other transactions hereby to be consummated or (iii) any breach (or threatened or alleged breach) of, or failure (or threatened or alleged failure) to perform under, this Agreement or any of the other documents delivered herewith or executed in connection herewith or otherwise, in each case, whether in contract or in tort or any other theory of liability whatsoever and (ii) the Company’s right to receive payment of the Expense Reimbursement pursuant to this Agreement or the Expense Reimbursement Agreement shall constitute the sole and exclusive remedy of the Company, the Company’s Subsidiaries and the Company Related Parties for all Losses suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated, and upon payment of such amounts, none of Parent, Merger Sub, the Specified Stockholders or any other Parent Related Parties shall have any further liability or obligation relating to or arising out of (i) this Agreement or the transactions contemplated thereby, (ii) the failure of the Merger or the other transactions hereby to be consummated or (iii) any breach (or threatened or alleged breach) of, or failure (or threatened or alleged failure) to perform under, this Agreement or any of the other documents delivered herewith or executed in connection herewith or otherwise, in each case, whether in contract or in tort or any other theory of liability whatsoever.

Section 11.05 Disclosure Schedule. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenants, as applicable) of the Company that are contained in this Agreement, but (in the case of clause (b)), only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenants, as applicable) is reasonably apparent on its face. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty (or covenant, as applicable) shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 11.06 Binding Effect; Benefit; Assignment. (a) Subject to Section 11.06(b), the provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except (i) as provided in Section 7.02, Section 10.02 or Section 11.14 and (ii) for the right of the Company to obtain equitable relief, for Parent’s or Merger Sub’s breach of this Agreement, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, and other than, from and after the Effective Time, the right of any holders of Company Common Shares, Company Options, Company RSUs and Company Phantom Shares to receive the Merger Consideration in respect thereof.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto; provided, however, that Parent and Merger Sub may assign any or all of their rights and obligations under this Agreement to any Affiliate of Parent, provided that no such assignment shall relieve Parent of its obligations hereunder or prevent, delay or impair the transactions contemplated hereby. Any purported assignment, delegation or other transfer in contravention of this Section 11.06(b) shall be void.

Section 11.07 Governing Law. To the maximum extent permitted by Applicable Law, this Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law, except (i) to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the Merger and (ii) all matters relating to the fiduciary duties of the Board of Directors is subject to the laws of the Republic of the Marshall Islands.

Section 11.08 Forum. Each party hereto agrees that this Agreement has been entered into by the parties hereto in express reliance upon 6 Del. C. § 2708. Each of the parties, to the maximum extent permitted by Applicable Law, (a) irrevocably submits to the personal jurisdiction of any state or federal court sitting in the state of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement (except as provided in Section 11.07(i) and Section 11.07(ii)), (b) agrees that all claims in respect of such suit, action or proceeding shall be brought, heard and determined exclusively in the Delaware Court of Chancery (provided that, in the event that subject matter jurisdiction is unavailable in that court, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in the state of Delaware), (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court, and (e) expressly waives, and agrees not to plead or to make any claim that any such action or proceeding is subject (in whole or in part) to a jury trial, (f) agrees (1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process, and (2) that, to the fullest extent permitted by Applicable Law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (f)(1) or (2) above shall, to the fullest extent permitted by Applicable Law, have the same legal force and effect as if served upon such party personally within the State of Delaware and (g) waives, to the fullest extent permitted by Applicable Law, any objection it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. For purposes of implementing the parties’ agreement to appoint and maintain an agent for service of process in the State of Delaware, each such party that has not as of the date hereof already duly appointed such an agent in Delaware does hereby appoint CT Corporation, (1209 Orange Street, Wilmington, DE, 19801), as such agent. Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding brought in accordance with this paragraph. Each of the parties further consents and agrees that, to the maximum extent permitted by Applicable Law, process in any suit, action or proceeding may be served on such party in accordance with the notice provisions of Section 11.01 of this Agreement.

Section 11.09 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 11.10 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11 Entire Agreement. This Agreement, the Equity Commitment Letters, the Rollover Agreement, the Voting and Support Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13 Specific Performance; Extension of Time.

(a) The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, the parties hereto agree that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, without the necessity of proving the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity. Each party agrees not to assert that (i) a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason or (ii) a remedy of monetary damages would provide an adequate remedy for any such breach. The parties further agree that nothing contained in this Section 11.13 shall require any party to institute any Legal Action for (or limit any party’s right to institute any Legal Action for) specific performance under this Section 11.13 before exercising any termination right under ARTICLE 10, nor shall the commencement of any Legal Action pursuant to this Section 11.13 or anything contained in this Section 11.13 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of ARTICLE 10 or pursue any other remedies under this Agreement that may be available then or thereafter. Notwithstanding anything herein to the contrary, if, prior to the End Date, any party brings any Legal Action (a) contesting a party’s right to terminate this Agreement or (b) to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended by the amount of time during which such Legal Action is pending, plus fifteen (15) Business Days, or such longer time period established by the court presiding over such Legal Action, if any.

(b) Notwithstanding anything to the contrary in this Agreement, it is acknowledged and agreed that Parent has an obligation hereunder to cause the Equity Financing to be funded under the Equity Commitment Letters and the Rollover Agreements to be performed, including by exercising its rights under each Equity Commitment Letter and each Rollover Agreement, and such obligation of Parent will be subject to the requirements set forth below, and the right of the Company to specific performance in connection with enforcing such obligation of Parent and the Company’s third-party beneficiary rights under the Equity Commitment Letters and Rollover Agreements will be subject to the requirements that: (A) all of the conditions set forth in Section 9.01 and Section 9.02 are satisfied or waived by the party(ies) entitled to waive such conditions (other than those conditions which by their terms or nature are to be satisfied at the Closing but which conditions are capable of being satisfied at the Closing and would be able to be satisfied if the Closing were to occur) as of the date the Closing should have occurred pursuant to Section 2.01, (B) Parent and Merger Sub have failed to consummate the transactions contemplated by this Agreement as of such date, and (C) the Company has confirmed in writing to Parent that, if specific performance is granted, and the Equity Financing is funded and the Rollover Agreements are performed, the Company is ready, willing and able to effect the Closing. The election to pursue an injunction, specific performance or other equitable relief shall not restrict, impair or otherwise limit the Company, on the one hand, or Parent, on the other hand, from, in the alternative, seeking to terminate the Agreement and pursuing any other remedy available hereunder.

Section 11.14 Non-Recourse. All claims (whether in Contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or the Transaction Documents or the negotiation, execution, performance or non-performance of this Agreement or the Transaction Documents (including any representation or warranty made in or in connection with this Agreement, the Transaction Documents or as an inducement to enter into this Agreement or the Transaction Documents) may be made by any party hereto or thereto or any express third party beneficiary of any relevant provision hereof or thereof only against the Persons that are expressly identified as parties hereto or thereto. No Person who is not a named party to this Agreement or the Transaction Documents, including any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or Representative of any named party to this Agreement that is not itself a named party to this Agreement or any of the Transaction Documents (“Non-Party Affiliates”) shall have any liability (whether in Contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement, the Transaction Documents or for any claim based on, in respect of, or by reason of this Agreement, the Transaction Documents or their negotiation or execution; and each party hereto or thereto waives and releases, on behalf of itself and in the case of Company, Company Related Parties, and in the case of Parent, Parent Related Parties, all such liabilities, claims and obligations against any such Non-Party Affiliates; it being understood that the foregoing shall not restrict any claims that the Company may assert pursuant to the terms and conditions of the Confidentiality Agreement or the rights of the Company as an express third party beneficiary under the Equity Commitment Letter pursuant to the terms and conditions of the Equity Commitment Letter. Nothing in this Section 11.14, (a) precludes the parties or express third party beneficiaries from exercising any rights under this Agreement or any other Transaction Document to which they are specifically a party or an express third party beneficiary thereof or (b) limits the liability of any Non-Party Affiliates under this Agreement or any other Transaction Document to which they are specifically a party. This Section 11.14 is subject to, and does not alter the scope or application of, Section 11.13. The parties acknowledge and agree that the Non-Party Affiliates are intended third-party beneficiaries of this Section 11.14.

Section 11.15 Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

ATLAS CORP.

By:	/s/ Andrew E. Derksen
	Name:	Andrew E. Derksen
	Title:	General Counsel & Corporate Secretary

POSEIDON ACQUISITION CORP.

By:	/s/ David L. Sokol
	Name:	David L. Sokol
	Title:	Chairman

POSEIDON MERGER SUB, INC.

By:	/s/ David L. Sokol
	Name:	David L. Sokol
	Title:	Chairman

[Signature page to Merger Agreement]

ANNEX B — OPINION OF MORGAN STANLEY & CO. LLC

October 31, 2022

Special Committee of the

Board of Directors of Atlas Corporation

23 Berkeley Square

London, United Kingdom

W1J 6HE

Members of the Special Committee of the Board:

We understand that Atlas Corp. (the “Company”), Poseidon Acquisition Corp. (the “Buyer”) and Poseidon Merger Sub, a wholly owned subsidiary of the Buyer, propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated October 31, 2022 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary (other than with respect to the Designated Company Preferred Shares) of the Buyer, and each outstanding common share, par value $0.01 per share, of the Company (the “Company Common Shares”), other than any Rollover Shares, any Company Restricted Shares and shares held in treasury or held by any wholly owned subsidiary of the Company, will be converted into the right to receive $15.50 per share in cash (the “Consideration”). We further understand that the Company may pay its regularly scheduled quarterly dividend to holders of Company Common Shares consistent with past practice for each fiscal quarter ending on or after September 30, 2022 and commencing on or prior to the Effective Time (subject to acceleration and proration pursuant to the terms of the Merger Agreement in the event the Closing occurs prior to the declaration and payment of the Final Quarterly Dividend). The terms and conditions of the Merger are more fully set forth in the Merger Agreement. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement. We do not express any view on, and this opinion does not address, the treatment of the Designated Company Preferred Shares, the Company Restricted Shares, the Rollover Investment, the Rollover Agreements or the Rollover Shares or the consideration to be received by the holders of the Rollover Shares, the Company Restricted Shares or the Designated Company Preferred Shares.

You have asked for our opinion as to whether the Consideration to be received by the Unaffiliated Shareholders pursuant to the Merger Agreement is fair from a financial point of view to the Unaffiliated Shareholders.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company and approved for our use by the Special Committee of the Board of Directors of the Company (the “Special Committee”);

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Shares;

6)

Compared the financial performance of the Company and the prices and trading activity of the Company Common Shares with that of certain other publicly-traded companies comparable with the Company or certain of the Company’s businesses, and their securities;

B-1

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)

Participated in certain discussions and negotiations among representatives of the Special Committee, the Company, the Buyer and certain parties and their respective financial and legal advisors with respect to certain aspects of the Merger;

9)

Reviewed the Merger Agreement, the Rollover Agreements, the draft equity commitment letters from certain equity financing sources substantially in the form of the drafts dated October 31, 2022 (the “Commitment Letters”) and certain related documents; and

10)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and that formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Buyer will obtain financing in accordance with the terms set forth in the Commitment Letters and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. This opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Special Committee and the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company, the Special Committee and their respective legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the Unaffiliated Shareholders in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, except as otherwise instructed by the Special Committee, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any of the parties, other than the Buyer, which expressed interest to Morgan Stanley in the possible acquisition of the Company.

We have acted as financial advisor to the Special Committee in connection with this transaction and will receive a fee for our services, a portion of which is contingent upon the rendering of this financial opinion and a significant portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have not received any fees in connection with any financial advisory and financing services for the Company and the Special Committee other than financial advisory fees received in connection with this assignment and fees received as a result of being a counterparty to the Company with respect to call option transactions entered into in connection with the issuance of the Exchangeable Notes. In the two years prior to the

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date hereof, we have not received any financial advisory or financing fees from the Buyer, David Sokol, Ocean Network Express Ptd. Ltd. (“Ocean”), Washington Group or any of the Washington family trusts (collectively, “Washington”). In the two years prior to the date hereof, we have provided financial advisory services for Fairfax Financial Holdings Limited (“Fairfax”) and have received fees in connection with such services unrelated to the Merger. In addition, Morgan Stanley is currently mandated on a capital markets assignment for a Fairfax affiliate, which is unrelated to the Merger, and for which Morgan Stanley would receive customary fees upon the consummation of such transactions. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer, the Company and their respective affiliates, Fairfax, Ocean and Washington in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer or its affiliates, the Company, Fairfax, Ocean, Washington or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Special Committee and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be (a) provided to the Board of Directors of the Company solely for informational purposes and on a non-reliance basis and (b) included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion as of the date hereof that the Consideration to be received by the Unaffiliated Shareholders pursuant to the Merger Agreement is fair from a financial point of view to the Unaffiliated Shareholders.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Brian Healy
Brian Healy
Managing Director

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